Form 20-F
period 2002-12-31
HOLLINGER INC
filed 2003-06-27
CIK 911707

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 2003

                   ------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           -------------------------

                                    FORM 20-F

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                         Commission File Number: 0-22346

                          -----------------------------

                                 HOLLINGER INC.
             (Exact name of Registrant as specified in its charter)

                                 ONTARIO, CANADA
                 (Jurisdiction of incorporation or organization)

                                10 TORONTO STREET
                                TORONTO, ONTARIO
                                 CANADA M5C 2B7
                     (Address of principal executive office)

           Securities registered pursuant to Section 12(g) of the Act:

                            RETRACTABLE COMMON SHARES

           Number of outstanding shares of each of the Registrant's classes of capital or common stock at December 31, 2002:

                      4,580,979 SERIES II PREFERENCE SHARES
                     10,147,225 SERIES III PREFERENCE SHARES
                      32,352,047 RETRACTABLE COMMON SHARES

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                   Yes X  No___
Indicate by check mark which financial statement item the Registrant has elected to follow:

                              Item 17___ Item 18 X

                   -------------------------------------------

                         INDEX TO EXHIBITS ON PAGE _____

                              Page 1 of _____ Pages

                                TABLE OF CONTENTS

                                                                                                                    Page
                                                                                                                    ----

Item 1.  Identity of Directors, Senior Management and Advisors...................................................     2
Item 2.  Offer Statistics and Expected Timetable.................................................................     2
Item 3.  Key Information.........................................................................................     2
Item 4.  Information on the Company..............................................................................    13
Item 5.  Operating and Financial Review and Prospects............................................................    26
Item 6.  Directors, Senior Management and Employees..............................................................    53
Item 7.  Major Shareholders and Related Party Transactions.......................................................    67
Item 8.  Financial Information...................................................................................    72
Item 9.  Listing.................................................................................................    73
Item 10.  Additional Information.................................................................................    76
Item 11.  Quantitative and Qualitative Disclosures About Market Risk.............................................    82
Item 12.  Description of Securities Other than Equity Securities.................................................    84
Item 13.  Defaults, Dividend Arrearages and Delinquencies........................................................    84
Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds...........................    84
Item 15.  Controls and Procedures................................................................................    84
Item 17.  Financial Statements...................................................................................    85
Item 18.  Financial Statements...................................................................................    85
Item 19.  Exhibits...............................................................................................    85

In this document, references to "dollars" and "$" are to Canadian dollars, "pounds sterling" and "(pound)" are to the lawful currency of the United Kingdom and "US$" are to United States dollars. The financial information contained in this document has been translated using exchange rates at the end of the period for which the relevant statements are prepared with items in the statements of earnings translated at the weighted average exchange rates for the periods.

As used in this document, unless the context otherwise requires, (i) the "Company", "we", "our" and "us" refers to Hollinger Inc. and its consolidated subsidiaries, (ii) "International" refers to Hollinger International Inc. and its consolidated subsidiaries including Telegraph Group Limited, Jerusalem Post Publications Limited and The Sun-Times Company, (iii) "The Telegraph" refers to Telegraph Group Limited, its consolidated subsidiaries and its proportionate share of printing joint ventures, (iv) "HCPH Co." refers to Hollinger Canadian Publishing Holdings Co., its predecessors and its consolidated subsidiaries (v) "Chicago Sun-Times" refers to The Sun-Times Company and its consolidated subsidiaries, (vi) "Jerusalem Post" refers to Jerusalem Post Publications Limited, (vii) "Partnership" refers to Hollinger Canadian Newspapers, Limited Partnership, (viii) "Publishing" refers to Hollinger International Publishing Inc., (ix) "National Post" refers to The National Post Company; (x) "XSTM" refers to XSTM Holdings (2000) Inc. (formerly Southam Inc. ("Southam"); (xi) "Ravelston" or "RCL" refers to The Ravelston Corporation Limited, (xii) "RMI" refers to Ravelston Management Inc., (xiii) "NB Inc." refers to 504468 NB Inc.,
(xiv) "Chicago Group" refers to the more than 100 newspapers owned by International in the greater Chicago metropolitan area, (xv) "U.K. Newspaper Group" refers to The Daily Telegraph, The Sunday Telegraph, The Weekly Telegraph, telegraph.co.uk, and The Spectator and Apollo magazines and printing joint venture, (xvi) "Canadian Newspaper Group" refers to HCPH Co. and the Partnership, (xvii) "Community Group" refers to The Jerusalem Post and (xviii) "Investment and Corporate Group" refers to Corporate Head Office.

Unless otherwise indicated, all circulation information is given as at December 31, 2002, and represents the appropriate daily or weekly average, as the case may be.

                           FORWARD-LOOKING STATEMENTS

    This Annual Report includes forward-looking statements. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this Annual Report under the headings "Item 3. Key Information - Risk Factors" and "Item 5. Operating and Financial Review and Prospects" are forward-looking statements. We have based these forward-looking statements on our current expectations about future events. While we believe these expectations are reasonable, such forward-looking statements are inherently subject to risks and uncertainties, many of which are beyond our control. Our actual results may differ materially from those suggested by these forward-looking statements for various reasons, including those discussed in this Annual Report under the headings "Item 3. Key Information - Risk Factors" and "Item 5. Operating and Financial Review and Prospects". Some of the key factors that could cause results in the future to differ from our expectations are:

    - fluctuations in both the amount of dividends we receive from International and the size of fees pursuant the Services
        Agreements that RMI receives from International;

    - the potential impact of any financing undertaken to pay for retractions or redemptions of our series of preference shares designated as Retractable Non-Voting Preference Shares Series III ("Series III preference shares") before, on or after April 30, 2004 for cash payments of Cdn. $9.50 or $10.00 per share plus any accrued and unpaid dividends to the retraction or redemption date;

    - International's ability to compete in the specific markets for its products and services;

    -   the impact of industry consolidation among key suppliers or customers;

    - International's ability to continue to obtain improved efficiencies and lower overall production costs;

    -   a change in newsprint costs;

    - the impact of electronic commerce and the increased use of alternative, non-print media such as the Internet; and

    - International's ability to avoid significant increases in labor costs or a significant deterioration in its labor relations.

    Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included or incorporated by reference into this Annual Report are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.       SELECTED FINANCIAL DATA

                  SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

    The summary historical consolidated financial data as of December 31, 1998, 1999, 2000, 2001, and 2002 has been derived from the audited consolidated financial statements of the Company. The following data should be read in conjunction with "Item 5 - Operating Financial Review and Prospects" and the consolidated financial statements and notes thereto of the Company, included elsewhere in this report.

    Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). For a discussion of the material differences between Canadian GAAP and United States generally accepted accounting principles ("US GAAP"), see note 26 to our audited consolidated financial statements.

                                                                 YEAR ENDED DECEMBER 31,
                                    ----------------------------------------------------------------------------
                                        1998            1999            2000            2001            2002
                                    -----------     -----------     -----------     -----------     ------------
                                                    (ALL AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS)
OPERATING DATA:
  Canadian GAAP:
  Revenue
  Sales.........................    $  3,319,188    $  3,241,319    $  3,158,280    $  1,822,060    $  1,628,198
   Investment and other income..          22,464          18,953          28,146          97,282          29,729
                                    ------------    ------------    ------------    ------------    ------------
                                       3,341,652       3,260,272       3,186,426       1,919,342       1,657,927
                                    ------------    ------------    ------------    ------------    ============
  Expenses
  Cost of sales and expenses(1).       2,620,177       2,647,465       2,586,183       1,730,108        1453,894
   Depreciation and
    amortization(2).............         209,498         228,802         219,932         144,716          88,193
   Interest expense(3)..........         233,878         258,231         274,331         177,926         121,747
                                    ------------    ------------    ------------    ------------    ------------
                                       3,063,553       3,134,498       3,080,446       2,052,750       1,663,834
                                    ------------    ------------    ------------    ------------    ------------
  Net earnings (loss) in equity
   accounted companies..........            (616)          1,211         (14,115)        (18,571)         (1,233)
                                    ------------    ------------    ------------    ------------    ------------
  Net foreign currency gains
   (losses).....................          (2,230)          3,911         (12,288)         (7,470)        (19,741)
                                    ------------    ------------    ------------    ------------    ------------

  Earnings (loss) before the
   undernoted...................         275,253         130,896          79,577        (159,449)        (26,881)
   Unusual items................         404,519         413,397         700,945        (295,434)        (62,630)
   Income tax recovery
    (expense)(4)................        (300,929)       (207,263)       (260,091)         89,477        (124,025)
   Minority interest recovery
    (expense)...................        (267,358)       (182,215)       (331,058)        233,508         124,896
                                    ------------    ------------    ------------    ------------    ------------
  Net earnings (loss)...........    $    111,485    $    154,815    $    189,373    $   (131,898)   $    (88,640)
                                    ============    ============    ============    ============    ============
 Dividends per retractable common
  share(5)                          $       0.60    $       0.60    $       0.60           $0.60    $       0.60
 Basic net earnings (loss) per
  share                             $       3.35    $       4.43    $       5.11    $      (3.91)   $      (2.76)
 Diluted net earnings (loss) per
  share                             $       3.01    $       3.83    $       4.48    $      (4.17)   $      (2.79)
 US GAAP:
  Revenue(6)....................                                    $  3,109,670    $  1,774,255    $  1,579,663
  Net earnings (loss)...........                                    $     86,281    $    (82,047)   $    (83,760)
  Basic earnings (loss) before
   cumulative effect of change in
   accounting principles, per
   share                                                            $       1.52    $      (2.33)   $      (2.32)
  Basic net earnings (loss) per
   share                                                            $       1.52    $      (2.33)   $      (2.70)
  Diluted earnings (loss) before
   cumulative effect of change in
   accounting principles, per
   share                                                            $       1.42    $      (2.62)   $      (2.35)
  Diluted net earnings (loss) per
   share                                                            $       1.42    $      (2.62)   $      (2.73)
BALANCE SHEET DATA (AT PERIOD
 END):
 Canadian GAAP:
  Total assets..................    $  5,704,501    $  5,650,434    $  4,670,187    $  3,629,242    $  3,616,221
  Bank indebtedness.............    $    232,128    $    307,961    $    312,000    $    129,475    $     90,810
  Long-term debt, including
   current portion(7)...........    $  2,412,749    $  2,465,416    $  1,276,920    $  1,351,626    $  1,789,321
Capital stock...................    $    240,434    $    315,229    $    308,263    $    271,774    $    273,759
Net assets......................    $    (67,168)   $    138,888    $    (68,431)   $   (263,470)   $   (351,331)
Weighted average number of
common shares outstanding
during the period (thousands)...          33,152          34,971          37,041          33,740          32,064

----------

(1) The Company adopted effective January 1, 1999, on a retroactive basis, a new Canadian accounting standard issued by The Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for employee future benefits, including pension and non-pension post-retirement benefits. The Company elected not to restate the comparative figures for periods prior to 1999 for this change in accounting policy. The cumulative effect of adopting the new standard in 1999 under Canadian GAAP was to increase the deficit as at January 1, 1999 by $7.8 million.

(2) Effective January 1, 2002, the Company implemented on a prospective basis CICA Handbook Section 3062 ("HB 3062"), "Goodwill and Other Intangible Assets", which is consistent with SFAS No. 142 in the U.S. The new standard requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually.

     The transitional provisions of HB 3062 and SFAS No. 142 require the Company to assess whether goodwill is impaired as of January 1, 2002. The Company completed its transitional impairment testing for goodwill and recorded an impairment charge of $32.0 million in respect of the goodwill for the Jerusalem Post operation. Such loss, net of related minority interest, amounted to $12.1 million and was recorded as a charge to the opening deficit as at January 1, 2002 under Canadian GAAP (as a cumulative effect of a change in accounting principle under US GAAP). The Company has determined that the fair values of all other reporting units are in excess of the respective carrying amounts.

     At January 1, 2002, the Company has unamortized goodwill in the amount of $905.6 million, which is no longer being amortized. This amount is before any reduction for the transitional impairment. This change in accounting policy cannot be applied retroactively and the amounts presented for prior periods have not been restated for this change.

(3) Total interest expense is the sum of interest on long-term debt and other interest.

(4) The Company adopted effective January 1, 2000, on a retroactive basis, a new Canadian accounting standard issued by the CICA with respect to accounting for income taxes. The Company elected not to restate the comparative figures for periods prior to 2000 for this change in accounting policy. The cumulative effect of adopting the new standard in 2000 under Canadian GAAP was to increase the deficit as at January 1, 2000 by $291.0 million.

(5) Dividends include stock dividends. Based on the average foreign exchange rate for the period, the US dollar equivalent of the dividends per retractable common share is US$0.40, US$0.40, US$0.40, US$0.39 and US$0.38 for the years ended December 31, 1998, 1999, 2000, 2001 and 2002.

(6) Under Canadian GAAP, the Company is required to proportionately consolidate its 50% interest in its joint ventures, resulting in higher revenues under Canadian GAAP than under US GAAP.

(7) Long-term debt including current portion, excludes retractable preference shares.

EXCHANGE RATE

    The following table sets out, for each period indicated, the high and low exchange rates for one U.S. dollar expressed in Canadian dollars, the average of such exchange rates on the last day of each month during such period, and the exchange rate at the end of such period, based upon the noon rate of exchange as reported by the Federal Reserve Bank of New York (the "Noon Rate"):

                                                             FISCAL YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                           1998           1999           2000           2001           2002
                                          ------         ------         ------         ------         ------
    High...............................   1.5720         1.5302         1.5600         1.6023         1.6126

    Low................................   1.4075         1.4440         1.4435         1.4933         1.5108

    Average............................   1.4902         1.4827         1.4871         1.5519         1.5702

    Period End.........................   1.5375         1.4400         1.4995         1.5925         1.5800

    The following table sets out for the last six months the high and low exchange rates for one U.S. dollar expressed in Canadian dollars, based upon the Noon Rate:

                       DECEMBER        JANUARY     FEBRUARY         MARCH           APRIL             MAY
                       --------        -------     ---------        ------          -----             ---
                         2002            2003        2003            2003            2003             2003
                         ----            ----        ----            ----            ----             ----
    High...........     1.5800          1.5750      1.5315          1.4905          1.4831           1.4221

    Low............     1.5478          1.5220      1.4880          1.4659          1.4336           1.3446

    On December 31, 2002, the Noon Rate was Cdn. $1.5800 = U.S.$1 and on June 12, 2003, the Noon Rate was Cdn. $1.3492 = U.S.$1.

D.       RISK FACTORS

Holders and prospective purchasers of the Company's Series II preference shares, Series III preference shares and retractable common shares should consider carefully all of the information set forth in this Annual Report and, in particular, should evaluate the following risks in connection with an investment in the Series II preference shares, Series III preference shares and retractable common shares. Information contained or incorporated by reference in this Annual Report contains forward-looking terminology such as "believes", "expects", "may", "will", "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or discussions of strategy. Such statements include, without limitation, the Company's beliefs about trends in the industry and its views about the long-term future of the industry and the Company. See "Item 5. Operating and Financial Review and Prospects" and "Item 4. Information on the Company." No assurance can be given that the future results covered by the forward-looking statements including certain risks and uncertainties that could cause actual results in the future to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results in the future to vary materially from the future results covered in such forward-looking statements.

RISKS RELATED TO THE COMPANY'S CASH FLOWS AND CAPITAL STRUCTURE

THE COMPANY DEPENDS ON THE FINANCIAL SUPPORT OF RMI TO SATISFY CERTAIN OF ITS OBLIGATIONS.

On a non-consolidated basis, the Company has experienced a shortfall between the dividends and fees received from its subsidiaries and its operating costs, including interest and dividends on its preference shares, and such shortfalls are expected to continue in the future. Prior to March 10, 2003 such shortfalls were funded by Ravelston and RMI on an informal basis. On March 10, 2003, concurrent with the issue by the Company of US$120.0 million Senior Secured Notes due 2011, RMI entered into a Support Agreement with the Company. Under the agreement, RMI has agreed to make annual support payments in cash to the Company on a periodic basis by way of contributions to the capital of the Company (without the issuance of additional shares of the Company) or subordinated debt. The annual support payments will be equal to the greater of (a) the Company's negative net cash flow (as defined) for the relevant period (which does not extend to outlays for retractions or redemptions), determined on a non-consolidated basis, and (b) US$14.0 million per year (less any payments of management services fees by International directly to the Company or NB Inc. and any excess in the net dividend amount that the Company and NB Inc. receive from International over US$4.65 million per year), in either case reduced by any permanent repayment of debt owing by Ravelston to the Company. Pursuant to this arrangement, RMI has made payments to the Company in respect of the period from March 10 to March 31, 2003 in the amount of US$1.1 million. If in any quarterly period after April 1, 2003, the Company fails to receive in cash, a minimum aggregate amount of at least US $4.7 million from a) payments made by RMI pursuant to the Support Agreement and b) dividends paid by International on its shares held by the Company, net of dividends paid by the Company on its Series II preference shares, the Company would be in default under its Senior Secured Notes. Based on the Company's current investment in International and the current quarterly dividend paid by International of US $0.05 per share, the minimum support payment required to be made by RMI to avoid such a default is approximately US $3.5 million per quarter or US $14.0 million annually.

RMI DEPENDS ON CONTINUING TO RECEIVE SUFFICIENT FEES FROM INTERNATIONAL PURSUANT TO THE SERVICES AGREEMENTS TO CONTINUE TO PROVIDE THE REQUIRED FINANCIAL SUPPORT TO THE COMPANY UNDER THE SUPPORT AGREEMENT.

RMI currently derives all of its income and operating cash flow from the fees paid pursuant to Services Agreements with International and its subsidiaries. RMI's ability to provide the required financial support under the Support Agreement with the Company is dependent on RMI continuing to receive sufficient fees pursuant to those Services Agreements. The Services Agreements may be terminated by either party by giving 180 days notice. The fees in respect of the Services Agreements are negotiated annually with and approved by the audit committee of International. The fees to be paid to RMI for the year ending December 31, 2003 amount to approximately US $22.0 million to US $24.0 million and were approved in February 2003. The fees in respect of the periods after December 31, 2003 have not yet been negotiated or approved. In addition, Publishing's Senior Credit Facility agreement limits the amount of fees payable pursuant to Services Agreements by Publishing and its subsidiaries, excluding the Canadian Newspaper Group, (together, the "Restricted Group") in any fiscal year as not to exceed the greater of US$ 22.0 million or 2.5% of total revenue of the Restricted Group.

INTERNATIONAL DEPENDS ON THE CASH FLOW OF ITS SUBSIDIARIES TO SATISFY ITS OBLIGATIONS, INCLUDING DIVIDENDS AND PAYMENTS UNDER THE SERVICE AGREEMENTS. THE AMOUNT OF DIVIDENDS THE COMPANY RECEIVES FROM INTERNATIONAL MAY CHANGE.

International is a holding company and owns no significant assets other than its equity interest in Publishing. Therefore, International is largely dependent upon the cash flow of its subsidiaries, principally Publishing and its subsidiaries, to meet its obligations, including the payment of dividends and amounts under the Services Agreements. International's subsidiaries and affiliated companies are under no obligation to pay dividends to International. In the case of Publishing and its principal United States and foreign subsidiaries, those companies are subject to statutory restrictions and restrictions in Publishing's Senior Credit Facility and the Senior Notes due 2010 (the "Publishing Notes") that limit their ability to pay dividends to International and are subject to restrictions in Publishing's Senior Credit Facility that limit their ability to pay fees under the Services Agreements. Recently, International reduced its dividends from US$0.11 per share per quarter in June 2002 to US$0.05 per share per quarter commencing September 2002 and future quarterly dividends could be further decreased. Reductions in the International dividend will increase the minimum support payment required to be made by RMI to fund the Company's negative net cash flow. Any failure by RMI to receive from International and its subsidiaries amounts under the Services Agreement, either in conjunction with a decrease in International dividends or not, could have a material adverse effect on the Company.

THE ASSETS AND CASH FLOW OF INTERNATIONAL AND ITS SUBSIDIARIES ARE SUBJECT TO THE PRIOR CLAIMS OF OTHERS AND ARE NOT SUBJECT TO THE RESTRICTIVE COVENANTS CONTAINED IN THE TERMS OF THE SENIOR SECURED NOTES.

Substantially all of the shares, properties and assets of certain of International's subsidiaries, including Publishing and certain of its subsidiaries, have been pledged to the lenders under the Publishing's Senior Credit Facility. The Company's right to participate in the distribution of assets of any subsidiary or affiliated company upon its liquidation or reorganization will be subject to the prior claims of the creditors of such subsidiary or affiliated company, including trade creditors, except to the extent that the Company may itself be a creditor with recognized claims against such subsidiary or affiliated company. Further, the Company and its restricted subsidiaries have agreed to certain restrictive covenants under the terms of the Senior Secured Notes. Because International and its subsidiaries will not be restricted subsidiaries for purposes of the indenture governing the Senior Secured Notes, such covenants will not apply to them. Therefore any cash flow generated by International and its subsidiaries and the proceeds from any sale of such subsidiaries will not be subject to the restrictive covenants contained in the indenture. International and its subsidiaries generate substantially all of the Company's total consolidated revenues and comprise substantially all of total consolidated assets.

ALL OF THE SHARES OF THE COMPANY ARE EXCHANGEABLE, REDEEMABLE OR RETRACTABLE. IF HOLDERS OF THE COMPANY'S SHARES ELECT TO EXCHANGE, REDEEM OR RETRACT THOSE SHARES, AS THE CASE MAY BE, THIS COULD HAVE A MATERIAL IMPACT ON THE FINANCIAL CONDITION OF THE COMPANY AND THE COMPANY MAY NOT BE ABLE TO SATISFY SUCH EXCHANGES, REDEMPTIONS OR RETRACTIONS.

As a result of steps taken during 1997 and 1998, all of the shares of the Company are exchangeable, redeemable or retractable. The retractable common shares and Series II preference shares are retractable for shares of International's Class A common stock (or equivalent value if the Company exercises its option to redeem for cash) and the series III preference shares are retractable for cash. This enables the Company to qualify as a "mutual fund corporation" for purposes of the Income Tax Act (Canada). In the event that holders of the Company's shares elect to exchange, redeem or retract their shares for shares of International's Class A common stock, this would have a material impact on the financial condition of the Company and the Company may not be able to satisfy such exchanges, redemptions or retractions.

The Company's issued capital stock consists of Series II preference shares, Series III preference shares and retractable common shares, each of which is retractable at the option of the holder. There is uncertainty regarding the Company's ability to meet future retractions of preference shares and retractable common shares. Under corporate law, the Company is not required to make any payment to redeem any shares in certain circumstances, including if the Company's liquidity would be unduly impaired as a consequence. If, when shares are submitted by holders for retraction or when the Series III preference shares mature on April 30, 2004, there are reasonable grounds for believing that, after making the payment in respect of those shares, the Company's liquidity would be unduly impaired, the retractions and redemptions will not be completed. In such event, shareholders would not become creditors of the Company but would remain as shareholders until such time as the retraction is able to be completed under applicable law. The Company's uncertain ability to make payments on future retractions and redemptions of shares is due to the fact that liquidity of its assets is limited at present, given that substantially all of its shares of International common stock were provided as security for the Senior Secured Notes.

During the period April 1, 2003 to May 16, 2003 holders of 3,651,784 Series III preference shares, holders of 504,989 Series II preference shares, and holders of 22,500 retractable common shares submitted retraction notices to the Company. As of May 20, 2003, the Company completed or announced that it was able to complete the retraction of 504,989 Series II preference shares for 232,293 shares of International Class A common stock, 876,050 Series III preference shares for approximately $7.7 million in cash and 22,500 retractable common shares for cash of $124,000. This completed all retraction notices received up to and including April 30, 2003.

On May 20, 2003, after careful deliberation, the Company concluded that it was not able to complete the retractions of shares submitted after April 30, 2003 without unduly impairing its liquidity. Since April 30, 2003 and up to and including June 19, 2003, the Company has received retraction notices from holders of 2,939,543 Series III preference shares of which 1,281,239 retraction notices were subsequently withdrawn, leaving retraction notices from holders of 1,658,354 Series III preference shares for aggregate retraction proceeds of approximately $15.8 million which are unable to be completed at the current time. In addition, during the same time period, retraction notices were received from the holders of 357,958 Series II preference shares for aggregate retraction proceeds of 164,660 shares of International Class A common stock or cash of approximately $2.5 million, which are unable to be completed at the current time.

Giving effect to the retractions completed as of June 19, 2003, there continues to be outstanding 3,775,990 Series II preference shares (exchangeable for 1,736,955 shares of Class A common stock of International), 9,271,175 Series III preference shares and 32,917,186 retractable common shares.

The Company's Series III preference shares have a fixed redemption date on April 30, 2004 for a cash payment of $10.00 per share plus any accrued and unpaid dividends to that date. The total cost to redeem all of the issued and outstanding Series III preference shares would be $92.7 million..

The Company will periodically review its liquidity position to determine if and when further retractions can be completed. The Company will not complete retractions or redemptions if to do so would unduly impair its liquidity. Retractions of Series II preference shares and Series III preference shares will be processed on a combined basis in order determined by their retraction date (with equal ranking of the series) in advance of any retractable common shares that are submitted for retraction. Following the satisfaction of all pending retracted Series II preference shares and Series III preference shares, retractions of the retractable common shares will be processed in order determined by their retraction date. Accordingly, retractions of retractable common shares cannot be completed as long as there are pending and unsatisfied retractions of Series II preference shares and Series III preference shares.

IF THE SHARES OF INTERNATIONAL'S CLASS B COMMON STOCK ARE SUBJECT TO ANY FORECLOSURE, REALIZATION OR OTHER SIMILAR ACTION, SUCH STOCK MAY BE AUTOMATICALLY CONVERTED INTO SHARES OF CLASS A COMMON STOCK OF INTERNATIONAL AND, AS A RESULT, LOSE THEIR MULTIPLE VOTING RIGHTS.

Under International's certificate of incorporation, each share of International's Class B common stock is entitled to certain multiple voting rights per share. However, in the event that shares of Class B common stock pledged as collateral security for indebtedness become subject to any foreclosure, realization or other similar action by a third party pledgee, unless such shares are transferred to a third party purchaser who purchases or obtains the shares of Class B common stock in a "Permitted Transaction", they will be automatically converted into fully paid and non-assessable shares of International's Class A common stock on a share-for-share basis. A Permitted Transaction, as defined in International's certificate of incorporation, is a transaction with respect to shares of Class B common stock between a third party and the Company, its subsidiaries or affiliates, in which, or as part of which, the third party makes a bona fide tender offer, in compliance with the applicable securities and other laws, to purchase all of the outstanding shares of Class A common stock from the holders for an amount in cash or other consideration equal to the amount per share to be received by the record holder of shares of Class B common stock, and such tender offer is successfully consummated. Accordingly, it is unlikely that upon a foreclosure or realization on the pledged shares of Class B common stock by the collateral agent acting on behalf of holders of the Senior Secured Notes, the collateral agent would be able to exercise the same degree of control over International based upon its ownership of such stock as Lord Black, the controlling shareholder of the Company and International, currently does.

RESTRICTIVE COVENANTS IN THE SENIOR SECURED NOTES ISSUED BY THE COMPANY COULD ADVERSELY AFFECT BUSINESS BY LIMITING THE COMPANY'S OPERATING AND STRATEGIC FLEXIBILITY.

The indenture governing the Senior Secured Notes contains restrictive covenants, subject to certain exceptions, that limit the Company's ability to:

    -    incur more debt or guarantee indebtedness;

    - pay dividends on its capital stock or redeem, repurchase or retire its capital stock or subordinated indebtedness, or make distributions or investments;

    -    enter into transactions with affiliates;

    -    create liens;

    -    merge, consolidate or sell assets; and

    -    sell or issue capital stock.

As a result of these covenants, the Company's ability to respond to changing business and economic conditions may be significantly restricted and the Company may be prevented from engaging in transactions that might otherwise be beneficial. Any breach of these covenants could cause a default.

RISKS RELATED TO INTERNATIONAL'S BUSINESS AND THE INDUSTRY

Since the Company's asset value is derived from its investment in International, the Company is subject to the following risks that affect International and its business.

RESTRICTIVE COVENANTS IN THE PUBLISHING NOTES AND PUBLISHING'S SENIOR CREDIT FACILITY COULD ADVERSELY AFFECT INTERNATIONAL'S BUSINESS BY LIMITING INTERNATIONAL'S OPERATING AND STRATEGIC FLEXIBILITY.

The Senior Credit Facility and the indenture governing the Publishing Notes contain restrictive covenants, subject to certain exceptions, that limit Publishing's and its restricted subsidiaries' ability to:

    -    incur more debt or guarantee indebtedness;

    - pay dividends on their capital stock or redeem, repurchase or retire their capital stock or subordinated indebtedness, or make distributions or investments;

    -    enter into transactions with affiliates;

    -    create liens;

    -    merge, consolidate or sell assets;

    -    sell or issue capital stock; and

    - pay dividends or other amounts to Publishing from restricted subsidiaries.

As a result of these covenants, International's ability to respond to changing business and economic conditions may be significantly restricted and International may be prevented from engaging in transactions that might otherwise be beneficial. Any breach of these covenants could cause a default under the Senior Credit Facility or Publishing Notes.

INTERNATIONAL TOGETHER WITH ITS SUBSIDIARIES HAS A SIGNIFICANT DEGREE OF LEVERAGE AND SUBSTANTIAL DEBT SERVICE OBLIGATIONS AND ARE SUBJECT TO DEBT COVENANTS THAT COULD LIMIT THEIR ABILITY TO MAKE DEBT REDUCTIONS AND DISTRIBUTIONS.

The instruments governing the terms of the principal indebtedness of International, Publishing and its principal United States and foreign subsidiaries, contain various covenants, events of default and other provisions that could limit International's financial flexibility, including the payment of dividends with respect to outstanding common stock and the pursuit of a growth strategy. Amongst the various covenants are several financial covenants requiring certain of International's subsidiaries to maintain stipulated leverage, fixed charge and interest coverage ratios. Failure to maintain the stipulated ratios could lead to increased interest costs, acceleration of certain time periods in the underlying documents, a prohibition of certain activities and restriction on the payment of dividends to the Company.

International's Senior Credit Facility is denominated in US dollars and bears interest at floating rates referenced to several short term alternatives. In December 2002, International entered into cross currency (U.S. dollars to pounds sterling) floating to fixed swaps in respect of all borrowings under the Senior Credit Facility. The swap agreements, which mature December 2008 in respect of Term Loan A and December 2009 in respect of Term Loan B, have been entered into for US$265.0 million, being the full amount of borrowings under each of the term loans, at a weighted average rate of 8.47%. A UK subsidiary of International's is the borrower of amounts outstanding under the Senior Credit Facility.

In 2003 Publishing entered into fixed to floating swap agreements to reduce International's effective rate of borrowing under US$250.0 million of Publishing's Senior Notes. A total of US$300.0 million of 9% Senior Notes is outstanding. The effective rate for the first six months is a blended rate of 5.98%. The swaps mature December 15, 2010, the same date on which the underlying notes mature.

International relies on distributions from subsidiaries to meet its financial obligations. International is an international holding company and its assets consist solely of investments in its subsidiaries and affiliated companies. As a result, International ability to meet its future financial obligations is dependent upon the availability of cash flows from its domestic and foreign subsidiaries through dividends, intercompany advances, management fees and other payments. Similarly, International's ability to pay dividends on its common stock may be limited as a result of International's dependence upon the distribution of earnings of its subsidiaries and affiliated companies. International's subsidiaries and affiliated companies are under no obligation to pay dividends and, in the case of Publishing and its principal domestic and foreign subsidiaries, are subject to statutory restrictions and restrictions in debt agreements that limit their ability to pay dividends. Substantially all of the shares of International's non-Canadian subsidiaries have been pledged to lenders of International. International's right to participate in the distribution of assets of any subsidiary or affiliated company upon its liquidation or reorganization will be subject to the prior claims of the creditors of such subsidiary or affiliated company, including trade creditors, except to the extent that International may be a creditor with recognized claims against such subsidiary or affiliated company.

INTERNATIONAL'S REVENUES ARE CYCLICAL AND DEPENDENT UPON GENERAL ECONOMIC CONDITIONS IN ITS NEWSPAPERS' TARGET MARKETS.

Advertising and circulation are International's two primary sources of revenue. International's advertising revenues and, to a lesser extent, circulation revenues, are cyclical and dependent upon general economic conditions in its newspapers' target markets. Historically, increases in advertising revenues have corresponded with economic recoveries while decreases, as well as changes in the mix of advertising, have corresponded with general economic downturns and regional and local economic recessions. In 2001, due to the general downturn in the economy, advertising revenue for the Chicago Group on a same store 52-week basis was lower by US$20.0 million or 6.7% compared with 2000, and advertising revenue for the U.K. Newspaper Group was lower by L27.2 million or 10.6%
(in local currency terms). Advertising revenue stabilized somewhat for the Chicago Group in the year ended December 31, 2002, as it was up marginally by 0.8% over the prior year. However, advertising revenue for the U.K. Newspaper Group continued to reflect difficult economic conditions, as it was lower by L17.7 million or 7.7% in

2002 compared to the prior year and for the three months ended March 31, 2003, in level currency, was 6.5% lower than the first quarter of 2002. In addition, International's dependency on advertising sales, which generally have a short lead-time, means that International has only a limited ability to accurately predict future results.

INTERNATIONAL'S FOREIGN OPERATIONS AND ASSETS SUBJECT IT TO CURRENCY EXCHANGE RATE FLUCTUATIONS; ADVERSE MOVEMENTS IN EXCHANGE RATES MAY NEGATIVELY IMPACT INTERNATIONAL'S NET EARNINGS.

Operations outside of the United States, principally in the U.K. Newspaper Group, accounted for approximately 56.1% of International's operating revenues and approximately 53.3% of International's operating income (excluding expenses incurred by the Investment and Corporate Group) for the year ended December 31, 2002. Generally, International does not hedge against foreign currency exchange rate risks except through borrowings in those currencies. As a result, International may experience economic loss and a negative impact on earnings with respect to its investments and on earnings of its foreign subsidiaries, solely as a result of currency exchange rate fluctuations (principally any weakening of the pound sterling against the U.S. dollar).

In 2001, International and the Partnership sold participation interests ("Participations") in $756.8 million principal amount of debentures of a subsidiary of CanWest Global Communications Corp. ("CanWest") to a special purpose trust ("Participation Trust") at an exchange rate of US$0.6482 to each Canadian dollar which translates into US$ 490.5 million. Units of the Participation Trust, denominated in U.S. dollars, were in turn issued and sold by the Participation Trust to third parties. In respect of the underlying CanWest debentures, based on the original Canadian dollar principal amount, International will be required to deliver to the Participation Trust, US$490.5 million at the then current exchange rate, plus interest received. On September 30, 2002, International unwound certain foreign currency contracts and as a consequence its foreign exchange exposure on CanWest debentures is no longer hedged. At December 31, 2002, the accrued liability to the Participation Trust was US$575.9 million and the corresponding CanWest debentures had a principal amount receivable of $888.2 million. A US$0.05 change in the U.S. dollar to Canadian dollar exchange rate applied to the $888.2 million principal amount of CanWest debentures at December 31, 2002 would result in a US$44.4 million loss or gain to International.

On May 11, 2003, CanWest redeemed $265 million of the debentures of which U.S.$159.8 million has been delivered to the Participation Trust and the balance of US$27.6 million has been received by International and the Partnership, a portion of which must be retained until November 4, 2010. This will reduce the International's obligation to the Trust and hence its exposure to changes in the U.S. dollar to Canadian dollar exchange rate.

NEWSPRINT REPRESENTS INTERNATIONAL'S SINGLE LARGEST RAW MATERIAL EXPENSE AND INCREASES IN THE PRICE OF NEWSPRINT COULD DECREASE ITS NET EARNINGS.

Newsprint represents International's single largest raw material expense and is its most significant operating cost, other than employee costs. In 2002, newsprint costs represented approximately 15.0% of International's revenues. Newsprint costs vary widely from time to time and trends in pricing can vary between geographic regions. During the first half of 2001, newsprint prices in North America were at their highest price per tonne since 1994 and 1995. However, the recessionary climate in 2001 caused a significant decline in industry consumption and this, coupled with an abundant supply of competitively priced newsprint, resulted in a downward trend in prices during the second half of 2001. This downward trend continued into 2002; however, there are indications that prices may moderately increase in the near term from their current levels. In the United Kingdom, International's newsprint prices payable in 2002, which are subject to longer-term contracts, were less than the average prices paid in 2001. If newsprint prices increase in the future and International cannot pass these costs on to its customers, such increases may have a material adverse effect on its results of operations. Although International has implemented measures in an attempt to offset a rise in newsprint prices, such as reducing page width where practical and managing its return policy, price increases have in the past had a material adverse effect on International and may do so again in the future.

COMPETITION IN THE NEWSPAPER INDUSTRY ORIGINATES FROM MANY SOURCES. THE ADVENT OF NEW TECHNOLOGIES AND INDUSTRY PRACTICES, SUCH AS THE PROVISION OF NEWSPAPER CONTENT ON FREE INTERNET SITES, MAY DECREASE INTERNATIONAL'S SALES OR FORCE INTERNATIONAL TO MAKE OTHER CHANGES THAT HARM ITS OPERATING PERFORMANCE.

Revenues in the newspaper industry are dependent primarily upon advertising revenues and paid circulation. Competition for advertising and circulation revenue comes from local and regional newspapers, radio, broadcast and cable television, direct mail, and other communications and advertising media that operate in International's markets. The extent and nature of such competition is, in large part, determined by the location and demographics of the markets and the number of media alternatives in those markets. Some of International's competitors are larger and have greater financial resources than International. In the past, newspapers which compete in some of International's markets have chosen to reduce their cover prices and/or decrease the price of bulk sales in efforts to increase their circulation at the expense of International's newspapers. Price competition has been particularly intense in the United Kingdom and Chicago, Illinois in recent years. These actions have in the past forced International to similarly reduce its cover prices and/or decrease the price of bulk sales, which has had a negative effect on its sales revenues and overall financial performance. International may experience price competition from competing newspapers and other media sources in the future that force International to make similar reductions, which would again decrease its operating results and circulation revenues. In addition, the use of alternative means of delivery, such as free Internet sites, for news and other content has increased significantly in the past few years. In the event that significant numbers of International's customers choose to receive content using these alternative delivery sources rather than International's newspapers, International may be forced to decrease the prices it charges for its newspapers or make other changes in the way it operates, or International may face a long-term decline in circulation, any or all of which may harm International's financial and operating performance.

INTERNATIONAL'S PUBLICATIONS HAVE EXPERIENCED DECLINES IN CIRCULATION IN THE PAST AND MAY DO SO IN THE FUTURE.

The Chicago Sun-Times and The Daily Telegraph have experienced small declines in circulation. According to figures published by the Audit Bureau of Circulations, circulation of the Chicago Sun-Times experienced a compounded annual growth rate
(CAGR) of minus 1.0% since it was acquired in 1994, through 2002, while circulation of The Daily Telegraph experienced a CAGR of minus 1.3% from September 1996 through 2002. International believes that the principal factors contributing to the declines in circulation include the competitive factors described above and the use of alternative means of information delivery such as the Internet. From 2000 through 2002, average daily circulation (Monday to Friday) of the Chicago Sun-Times has stabilized and shown a slight increase. However, there is a risk that circulation of International's newspapers will decline in the future. A significant decline in circulation could have a material adverse effect on International's business and financial performance.

IF INTERNATIONAL FAILS TO IMPLEMENT ITS BUSINESS STRATEGY, ITS BUSINESS WILL BE ADVERSELY AFFECTED.

International's future financial performance and success are dependent in large part upon its ability to successfully implement its business strategy. There is a risk that International will not be able to successfully implement its business strategy or be able to improve its operating results. In particular, there is a risk that International will not be able to increase circulation of its publications, obtain new sources of advertising revenues, generate additional revenues by building on the brand names of its publications or raise the cover prices of its publications without causing a decline in circulation. Furthermore, any growth through acquisitions and investments will be dependent upon identifying suitable acquisition or investment candidates and successfully consummating such transactions and integrating the acquired operations at reasonable costs. International may not be able to successfully integrate any acquired businesses and may not be able to achieve anticipated revenue and cost benefits.

Such acquisitions and investments may require additional funding which may be provided in the form of additional debt, equity financing or a combination thereof. There is a risk that any such additional financing will not be available to International on acceptable terms or at all or that International or Publishing will not be permitted under the terms of its Senior Credit Facility or the terms of the indenture governing Publishing's Senior Notes to obtain such additional financing.

Implementation of International's business strategy could be affected by a number of factors beyond its control, such as increased competition, general economic conditions, legal developments or increased operating costs and expenses. In particular, there has been a recent trend of increased consolidation among major retailers, some as a result of bankruptcies of certain retailers. This trend may adversely affect International's results of operations by reducing the number of advertisers using its products and increasing the purchasing power of the consolidating retailers, thereby leading to increased margin pressure on its advertising revenues.

Any failure by International to successfully implement its business strategy may adversely affect its ability to service its indebtedness including the ability to make principal and interest payments on its Senior Notes and Senior Credit Facility. This may also adversely affect International's ability to pay fees to RMI under the Services Agreements and pay dividends on its common stock. This could adversely affect the Company's ability to service its indebtedness, including the Company's ability to make interest payments on its Senior Secured Notes. International may, in addition, decide to alter or discontinue certain aspects of its business strategy at any time.

THE COMPANY'S AND INTERNATIONAL'S PERFORMANCE COULD BE ADVERSELY AFFECTED IF IT AND INTERNATIONAL LOSE KEY PERSONNEL.

The Company believes that its and International's success is largely dependent on the abilities and experience of Lord Black, the Chief Executive Officer, F. David Radler, the Chief Operating Officer, Daniel W. Colson, The Telegraph's Chief Executive Officer, and the senior management team. The loss of the services of Lord Black, F. David Radler, Daniel W. Colson or one or more of the senior executives could adversely affect the Company's and International's ability to effectively manage the respective overall operations or successfully execute current or future business strategies. In addition, the Company believes that its and International's success will depend upon its and International's ongoing ability to attract and retain qualified management and other employees.

INTERNATIONAL MAY EXPERIENCE LABOR DISPUTES, WHICH COULD SLOW DOWN OR HALT PRODUCTION OR DISTRIBUTION OF ITS NEWSPAPERS OR OTHER PUBLICATIONS.

Approximately 23% of International's employees are represented by labor unions and those employees are mostly covered by collective bargaining or similar agreements which are regularly renewable. A work stoppage or strike may occur prior to the expiration of the current labor agreements or during negotiations of new labor agreements or extensions of existing labor agreements. Work stoppages or other labor-related developments could slow down or halt production or distribution of the newspapers, which would adversely affect International's results of operations.

INTERNATIONAL HAS A SUBSTANTIAL POTENTIAL TAX LIABILITY AS A RESULT OF GAINS ON THE SALE OF CERTAIN OF ITS NON-U.S. OPERATIONS.

The Company has reflected in current liabilities on its consolidated balance sheet certain income taxes payable, a substantial portion of which has been provided on gains on the sale of a portion of International's non-U.S. operations. The potential taxes would be an obligation of International's subsidiaries in the Canadian Newspaper Group. While International has implemented initiatives that it believes will defer and/or reduce these taxes owed by subsidiaries in respect of these gains, the benefits of these strategies have not been reflected in our accounts. There is a risk that the initiatives International has implemented will not be successful in deferring and/or reducing these taxes.

RISKS RELATED TO CONTROL BY A SINGLE SHAREHOLDER

LORD BLACK IS THE COMPANY'S CONTROLLING SHAREHOLDER AND THERE MAY BE A CONFLICT BETWEEN HIS INTERESTS AND INTERESTS OF OTHER SHAREHOLDERS.

Lord Black currently controls a majority of the voting power of the Company and indirectly the voting power of International, and other shareholders of the Company will be unable to affect the outcome of stockholder voting as long as Lord Black retains his controlling interest.

Ravelston, the Company's controlling stockholder, is controlled by Lord Black, Chairman of the Board and Chief Executive Officer of the Company and International, through his direct and indirect ownership of Ravelston, a corporation owned by Lord Black and Messrs. F. David Radler, Daniel Colson, J.A. Boultbee, Peter Atkinson, Peter White, Charles Cowan and the estate of Mr.
Dixon Chant (all of whom are current or former officers and/or directors of International and the Company). As of June 19, 2003, Lord Black controlled a 78.2% voting interest in the Company. As a result of this controlling interest, Lord Black will be able to determine the outcome of all matters that require shareholder approval, including the election of directors, amendment of the Company's articles and approval of significant corporate transactions. Lord Black will also have a significant influence over decisions affecting the capital structure, including the incurrence of additional indebtedness and the declaration of dividends.

We understand that neither Ravelston nor Lord Black presently intends to reduce its voting control over the Company such that a third party would be able to exercise effective control over it.

ENTITIES AFFILIATED WITH LORD BLACK AND OTHER OFFICERS AND DIRECTORS OF INTERNATIONAL AND THE COMPANY ENGAGE IN SIGNIFICANT TRANSACTIONS WITH INTERNATIONAL AND THE COMPANY, WHICH TRANSACTIONS MAY NOT NECESSARILY BE CONSUMMATED ON AN ARMS-LENGTH BASIS.

Various entities which are affiliated with Lord Black and other officers and directors of the Company and International engage in significant transactions with International and the Company, which transactions may not necessarily be consummated on an arms-length basis and involve a risk that those transactions may not be as favourable to the Company as those that could be negotiated with non-affiliated third parties. It is the policy of International and the Company that the independent directors of each company review and approve related party transactions in respect of the applicable company.

Ravelston, the controlling shareholder of RMI, controls International through its ownership interest in the Company. Pursuant to two agreements between RMI and International and HCPH Co., RMI provides advisory, consultative, procurement and administrative services to International and HCPH Co. including strategic advice, planning, and financial services (including advice and assistance with respect to acquisitions, divestitures and joint ventures), other consulting services and assistance in operational matters. Certain subsidiaries of International also have separate services agreements directly with certain Ravelston executives, as well as Black-Amiel Management Inc. and Moffat Management Inc., both affiliates of Ravelston. All of the services agreements were negotiated in the context of a parent-subsidiary relationship and, therefore, were not the result of arms-length negotiations between independent parties. There is a risk that the terms of the services agreements may not be as favorable to International as the terms that might be reached through negotiations with non-affiliated third parties. The terms have been negotiated with and approved by the independent members of International's board of directors.

CERTAIN OF THE COMPANY'S OFFICERS ARE EMPLOYED BY RAVELSTON OR RMI AS WELL AS HOLD SENIOR MANAGEMENT POSITIONS WITH THE COMPANY AND INTERNATIONAL, WHICH COULD RESULT IN CONFLICTS OF INTEREST OR COULD LIMIT THE TIME THOSE OFFICERS DEVOTE TO MANAGEMENT OF THE COMPANY.

Lord Black, the Company's Chairman and Chief Executive Officer, Mr. Radler, the Company's Deputy Chairman and Chief Operating Officer, Mr. Colson, Vice-Chairman, Mr. Atkinson, Executive Vice-President, Mr. Boultbee, Executive Vice-President and Mr. Creasey, Chief Financial Officer, each hold senior management positions with Ravelston or RMI, as the case may be, as well as the Company and International. Some of these officers may spend a portion of their professional time and effort on behalf of companies other than the Company. In certain instances, their efforts for Ravelston will relate to activities which are unrelated to the interests of the Company. The Company has not established any minimum time requirements for these officers.

ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY.

     Hollinger Inc. is the continuing company, under the laws of Canada, resulting from the 1985 amalgamation of Argcen Holdings Inc., Hollinger Argus Limited (incorporated June 28, 1910) and Labmin Resources Limited. The Company's corporate offices are located at 10 Toronto Street, Toronto, Ontario, M5C 2B7,
(416) 363-8721.

     The Company is effectively controlled by Lord Black, Chairman of the Board and Chief Executive Officer of the Company, through Ravelston, a privately-held investment company, which Lord Black controls and whose principal asset is its direct and indirect ownership of the Company's securities.

B.  BUSINESS OVERVIEW

     The Company, through our operating subsidiaries, has in the past acquired underperforming newspaper properties with a view to improving the operation and enhancing profitability and value. Generally, it was our intention to control the business and to realize profits from the continued ownership, operation and improvement of the business along with profits from the periodic disposal of all or part of our holding in an operation. Our emphasis has been on daily newspapers and usually those that are dominant in their respective markets. Our purchases generally have been of newspaper businesses that are underperforming either through weak operating management or as a result of an inability to access necessary capital. We also concentrated on acquisitions and disposals that increased the average size of our newspapers or that had significant potential synergies with our other newspapers.

In recent years, we have focused more on selling mature newspaper franchises with considerably less emphasis on acquisitions. Management's current intention is to concentrate on a few core assets to maximize their potential.

    The Company's principal asset is its approximately 30.3% equity (approximately 72.8% voting) interest in International, a publisher of English-language newspapers in the United States, the United Kingdom and Israel with a smaller publishing presence in Canada. In addition to the investment in International, the Company also has interests through wholly-owned subsidiaries in various other properties that do not, in the aggregate, contribute materially to our revenue or earnings. These properties include a 40% interest in a daily newspaper in the Cayman Islands and Canadian commercial real estate properties, including our head office at 10 Toronto Street, Toronto, Canada. International's 23 paid daily newspapers have a worldwide combined circulation of approximately two million. In addition, International owns or has an interest in over 250 other publications, including non-daily newspapers and magazines. Included among International's 144 paid newspapers are the following premier titles:

    - the Chicago Group's Chicago Sun-Times, which has the highest daily readership and second highest circulation of any newspaper in the Chicago metropolitan area and has the fifth highest daily readership of any metropolitan daily newspaper in the United States;

    - the U.K. Newspaper Group's The Daily Telegraph, which is the leading daily broadsheet newspaper in the U.K. with a 36% share of circulation in its domestic market and approximately 300,000 greater circulation than that of its nearest competitor; and

    - the Community Group's Jerusalem Post, which is the most widely read English-language daily newspaper published in the Middle East and is highly regarded regionally and internationally.

    International's operations consist principally of the Chicago Group, the U.K. Newspaper Group, the Canadian Newspaper Group and the Community Group, as well as minority investments in various Internet and media-related companies and an investment in debentures of a subsidiary of CanWest held by the Partnership.

CHICAGO GROUP

    The Chicago Group consists of more than 100 newspapers in the greater Chicago metropolitan area. The group's primary newspaper is the Chicago Sun-Times, which was founded in 1948 and is Chicago's most widely read newspaper. The Chicago Sun-Times is published in a tabloid format, has a daily circulation of approximately 480,000 and continues to have the leading daily readership in the 16 county Chicago metropolitan area, attracting 1.7 million readers daily. International pursues a clustering strategy in the greater Chicago metropolitan market, covering all of Chicago's major suburbs as well as its surrounding high growth counties. This strategy enables International to rationalize duplicative back office functions and printing facilities as well as offer joint selling programs to advertisers.

    In December 2000, International acquired Fox Valley Publications Inc. which publishes four daily newspapers, one paid non-daily and twelve free distribution publications in the Chicago suburbs for total cash consideration of $166.7 million (US$111.0 million).

U.K. NEWSPAPER GROUP

    The U.K. Newspaper Group's operations include The Daily Telegraph, The Sunday Telegraph, The Weekly Telegraph, telegraph.co.uk, and The Spectator and Apollo magazines. The Daily Telegraph was launched in 1855 and is based in London, the dominant financial center in Europe. It is the largest circulation broadsheet daily newspaper in the U.K. as well as in all of Europe with an average daily circulation of approximately 980,000. The Daily Telegraph's Saturday edition has the highest average daily circulation (approximately 1.2 million) among broadsheet daily newspapers in the U.K. The Sunday Telegraph is the second highest circulation broadsheet Sunday newspaper in the U.K. with an average circulation of approximately 778,000. The Daily Telegraph's market leadership and national reach have allowed it to maintain the leading share of advertising among broadsheet daily newspapers in the U.K. over the last decade. In addition, International has leveraged The Daily Telegraph's strong reader loyalty, trusted brand name and proprietary customer database to generate incremental revenue from the sale of ancillary products and services to its readers.

CANADIAN NEWSPAPER GROUP

    At December 31, 2002, International's Canadian Newspaper Group primarily consisted of HCPH Co. and an

87% interest in the Partnership. During 2001 HCPH Co. (formerly Hollinger Canadian Publishing Holdings Inc.) became the successor to the operations of XSTM. As of April 30, 2003, HCPH Co. and the Partnership owned ten daily and twenty-three non-daily newspaper properties and the Business Information Group (formerly Southam Magazine and Information Group) which publishes Canadian business magazines and tabloids for the automotive, trucking, construction, natural resources, manufacturing and other industries.

    In January 2001, the Partnership completed the sale of UniMedia Company to Gesca Limited, a subsidiary of Power Corporation of Canada. The publications sold represented the French language newspapers of the Partnership including three paid circulation dailies and 15 weeklies published in Quebec and Ontario. A pre-tax gain of approximately $75.1 million was recognized on this sale.

    In two separate transactions in July and November 2001, International and the Partnership completed the sale of most of the remaining Canadian newspapers to Osprey Media Group Inc. ("Osprey") for total cash proceeds of approximately $255.0 million plus closing adjustments primarily for working capital. Included in these sales were community newspapers in Ontario such as The Kingston Whig-Standard, The Sault Star, the Peterborough Examiner, the Chatham Daily News and The Observer (Sarnia). The former Chief Executive Officer of the Partnership is a minority shareholder of Osprey.

    In connection with the two sales of Canadian newspaper properties to Osprey in 2001, to satisfy a closing condition, the Company, International, Lord Black of Crossharbour PC(C), OC, KCSG and three senior executives entered into non-competition agreements with Osprey pursuant to which each agreed not to compete directly or indirectly in Canada with the Canadian businesses sold to Osprey for a five-year period, subject to certain limited exceptions, for aggregate consideration of $7.9 million. Such consideration was paid to Lord Black and the three senior executives and was approved by International's independent directors.

    In August 2001, International entered into an agreement to sell to CanWest its remaining 50% interest in the National Post. In accordance with the agreement, the Company's representatives resigned from their executive positions at the National Post effective September 1, 2001. Accordingly, from September 1, 2001, the Company had no influence over the operations of the National Post and the Company ceased to consolidate or record on an equity basis its share of earnings or losses. The results of operations of the National Post are included in the consolidated results to August 31, 2001.

    On November 16, 2000, International and its affiliates, XSTM and the Partnership, completed the sale of most of their Canadian newspapers and related assets to CanWest for total sale proceeds, at fair value, of approximately $2.8 billion. Included in the sale was a 50% interest in National Post, all of the metropolitan newspapers, including the Ottawa Citizen, The Gazette (Montreal), the Calgary Herald, the Edmonton Journal, The Vancouver Sun and The Province (Vancouver), a large number of community newspapers, including The Windsor Star, the Regina Leader Post, the Star Phoenix and the Times-Colonist (Victoria) and operating Canadian Internet properties, including canada.com. In connection with the sale to CanWest, Ravelston entered into a management services agreement with CanWest and National Post pursuant to which it agreed to continue to provide management services to the Canadian businesses sold to CanWest in consideration for an annual fee of $6 million. In addition, CanWest will be obligated to pay Ravelston a termination fee of $45 million, in the event that CanWest chooses to terminate the management services agreement, or $22.5 million, in the event that Ravelston chooses to terminate the agreement. Also, as required by CanWest as a condition to the transaction, the Company, International, Ravelston, Lord Black and Messrs. Boultbee, Radler and Atkinson, entered into non-competition agreements with CanWest pursuant to which each agreed not to compete directly or indirectly in Canada with the Canadian businesses sold to CanWest for a five-year period, subject to certain limited exceptions, for aggregate consideration of $80 million paid by CanWest in addition to the purchase price referred to above. Of that consideration, $38 million was paid to Ravelston and $42 million was paid to Lord Black and the three senior executives. International's independent directors approved the terms of these payments.

    In November 2000, XSTM converted its convertible promissory note in the Partnership in the amount of $225.8 million into 22,575,324 units of the Partnership, thereby increasing its interest in the Partnership to 87%.

    In November 2000, following the completion of the transaction with CanWest, the Partnership made a special cash distribution to its unitholders. The amount of the distribution was $3.10 per unit payable on December 1, 2000. In March 2001, following the completion of the transaction with Gesca Limited, the Partnership made a second special cash distribution to its unitholders. The amount of the distribution was $0.70 per unit payable on March 30,

2001. In August 2001, the Partnership made a third special cash distribution to its unitholders. The amount of the distribution was $1.18 per unit payable on August 20, 2001. In December 2001, the Partnership made a fourth special cash distribution to its unitholders. The amount of the distribution was $1.45 per unit payable on December 28, 2001. No special cash distributions were made by the Partnership to unitholders during 2002.

COMMUNITY GROUP

    The Community Group consists of The Jerusalem Post, the most widely read English-language daily newspaper published in the Middle East with a daily and weekend readership of 223,000. The paid circulation of all The Jerusalem Post products, including English and French-language international weekly editions, is over 110,000.

    During 2001, the Company sold its last remaining United States community newspaper. For accounting and management purposes, the Community Group continues to include the Company's wholly-owned subsidiary Jerusalem Post which publishes The Jerusalem Post. In addition, International transferred two Community Group publications to Horizon Publications Inc. in exchange for net working capital. Horizon Publications Inc. is managed by former Community Group executives and controlled by certain members of International's board of directors. The terms of these transactions were approved by the independent directors of International.

    During 2000, International sold most of its remaining U.S. community newspaper properties, including 11 paid dailies, three paid non-dailies and 31 free distribution publications for total proceeds of approximately US$215,000,000 ($325,166,000). Pre-tax gains totalling $75,114,000 were recognized on these sales. Included in these dispositions, International sold four U.S. community newspapers for an aggregate consideration of US$38.0 million ($56.5 million) to Bradford Publishing Company, a company formed by a former U.S. Community Group executive and in which some of International's directors are shareholders. The terms of this transaction were approved by the independent directors of International.

    In connection with the sales of United States newspaper properties in 2000, to satisfy a closing condition, International, Lord Black and three senior executives entered into non-competition agreements with the purchasers, pursuant to which each agreed not to compete directly or indirectly in the United States with the United States businesses sold to the purchasers for a fixed period, subject to certain limited exceptions, for aggregate consideration of US$15.6 million ($23.4 million), a portion of which was paid in 2001 and a portion of which was paid in 2000. All such amounts were paid to Lord Black and the three senior executives. The independent directors of International have approved the terms of these payments.

DISPOSITIONS OF INVESTMENTS

    In November 2001, International sold 27,405,000 non-voting shares in CanWest (including 405,000 shares issued on conversion of 2,700,000 multiple voting preferred shares), received as part of the proceeds on the 2000 CanWest sale as previously described, for total proceeds of approximately $271.3 million. The sale resulted in a pre-tax loss of $157.5 million.

    In August and December 2001, International and the Partnership sold Participations in $540.0 million and $216.8 million principal amounts, respectively, of debentures issued by a subsidiary of CanWest to the Participation Trust. Units of the Participation Trust were sold by the Participation Trust to arm's length third parties. These transactions resulted in net proceeds to International of $621.8 million and have been accounted for as sales of CanWest debentures. The net loss on these transactions amounted to $97.4 million.

    International has not retained an interest in the Participation Trust nor does it have any ongoing involvement in the Participation Trust. The Participation Trust and its investors have no recourse to International's other assets in the event that CanWest defaults on its debentures. Under the terms of the Participation Trust, the interest, principal and redemption payments received by International in respect of the underlying CanWest debentures will be paid to the Participation Trust in U.S. dollars on the basis of a fixed exchange rate. In addition, in accordance with the terms of the participation agreement, International cannot transfer to an unaffiliated third party the equivalent of US$50.0 million ($79.0 million at December 31, 2002) principal amount of CanWest debentures or proceeds received from those debentures.

     On February 17, 2000, Interactive Investor International, in which International owned 51.7 million shares or a 47% equity interest, completed its initial public offering issuing 52 million shares and raising L78 million ($181 million). The offering reduced International's equity ownership to 33% and resulted in a dilution gain of $25.8 million for accounting purposes. Subsequently, International sold five million shares of its holding, reducing its equity interest to 28.5% and resulting in a pre-tax gain in 2000 of $2.4 million. The balance of the investment was sold in 2001 resulting in an additional pre-tax gain in 2001 of $14.7 million.

C. NEWSPAPER INDUSTRY OVERVIEW

    Newspaper publishing is one of the oldest and largest segments of the media industry and the only remaining mass medium that has not become fragmented. Newspapers are generally viewed as the best medium for retail advertising, which emphasizes the price of goods, in contrast to television, which is generally used for image-oriented advertising. According to the Newspaper Association of America ("NAA"), daily newspaper readers include 60% of college graduates and 64% of households with income greater than US$75,000. Due to their significant readership and household penetration, newspapers continue to be the most cost effective means for advertisers to reach this highly sought after demographic group. Additionally, management believes newspaper advertising is more cost effective than television and radio advertising.

    Most newspapers rely on advertising (70-80% of total revenue) and circulation (20-30% of total revenue) for their revenues; by contrast, television and radio rely almost entirely on advertising revenue. Newspaper advertising is sold in several ways: full-run (printed on a newspaper page and included in all editions, known as "run of press"), zoned part-run (printed on a page and included in editions slated for a specific local geographic area), or as preprints or inserts (advertising that is printed separately and inserted in a newspaper). Department stores traditionally have been a major source of display advertising, filling pages with pictures of their merchandise. Classified advertising is also a significant component of revenue for newspapers, usually accounting for about one-third of total advertising sales. The circulation and demographic information verified by the Audit Bureau of Circulations is the basis for the ad rates that newspapers charge to advertisers.

U.S. NEWSPAPER INDUSTRY

    In 2001, daily newspaper advertising expenditures in the U.S. were approximately US$44.3 billion, representing a compounded annual growth rate ("CAGR") of 3.9% since 1991. In addition total morning daily and Sunday circulation has increased nationally from 29.4 million and 54.7 million in 1980 to 46.8 million and 59.1 million in 2001, respectively. While there are a few newspapers that have national circulation, most U.S. newspapers operate in regional markets with limited local competition. Display and classified advertising are sold to both local and national advertisers. Newspapers account for 30% of total U.S. advertising spending. Because newspapers reach 56% of U.S. adults daily, advertisers utilize newspapers to reach the broadest possible number of potential customers for their products and services.

     Over the last several years, newspapers have used a clustering strategy consisting of owning and managing papers with geographic proximity in order to achieve both revenue and cost benefits. Newspaper clusters are able to offer advertisers broader, bundled purchasing compared to the narrower reach of a single newspaper. Clusters can also facilitate cost efficiencies by consolidating printing facilities, distribution channels, sharing editorial resources and other types of centralized cost savings.

U.K. NEWSPAPER INDUSTRY

    British national newspapers more closely resemble North American magazines in that they have broad distribution and readership across the country and derive a much larger portion of their advertising revenue from national advertisers, unlike North American newspapers which, because of their relatively small geographic distribution areas, derive a substantial portion of their advertising from local advertisers. National newspapers in the U.K. reach 70% of the adult population, the second highest reach of all U.K. media behind only television.

    The U.K. newspaper market is segmented and, within each segment, highly competitive. The U.K. newspaper market consists of 10 national daily and 11 national Sunday newspapers, 1,593 regional and local newspapers, 3,174 consumer magazines, and 5,713 business magazines. There are nine national U.K. newspaper owners and three newspaper segments, the quality, mid-market and popular segments. The market segment in which The Daily Telegraph competes is generally known as the quality daily newspaper segment, consisting of all the broadsheets. The Daily Telegraph and its competitors in this market segment appeal to the middle and upper end of the demographic scale. In 2001, newspapers received a 30% share of the total advertising spending in the U.K., which is the largest percentage of any medium. In addition, national newspaper advertising spending has increased in nine of the last 10 years and has grown at a CAGR of 6.3% since 1991.

D. BUSINESS STRATEGY

    The Company's revenue, on a consolidated basis, is dependent upon the financial performance of the underlying assets, principally the assets of International. Through the control of International's strategic direction and management, we intend to pursue the following strategies:

    Pursue Revenue Growth by Leveraging International's Leading Market Position. International will continue to leverage its leading position in daily readership in the attractive Chicago and U.K. markets in order to drive revenue growth. For the Chicago Group, International will continue to build revenues by taking advantage of the extensive cluster of its combined Chicago Group publications, which allows International to offer local advertisers geographically and demographically targeted advertising solutions and national advertisers an efficient one-stop vehicle to reach the entire Chicago market. For the U.K. Newspaper Group, International will continue to focus on retaining The Daily Telegraph's national circulation dominance and increasing circulation of The Sunday Telegraph, introduce new sections to the newspaper in order to help advertisers target specific reader demographics, and periodically implement cover price increases. In addition, International believes that The Daily Telegraph's successful prepaid subscription program will continue to enhance revenue opportunities.

    Continue to Maximize Operating Efficiency of Underlying Assets. International has extensive expertise in introducing and maintaining operating efficiencies, producing superior newspapers and increasing revenues. Historically, these efficiencies have resulted from centralized newsprint purchasing, clustering and consolidating duplicative functions and facilities at its acquired newspaper publications, and investing in technology and production equipment. For example, in April 2001, International completed the installation of a U.S.$115 million, state-of-the-art printing facility in Chicago which has lowered its production costs, enhanced product quality, and increased the availability of color printing which generates higher advertising yields. In response to the recent economic downturn, International has reduced total compensation and other operating costs (other than newsprint) during fiscal year 2002 as compared to the corresponding period in 2001, which has positioned International to significantly benefit as the advertising market recovers. International will continue to aggressively manage its cost structure in the future in order to optimize cash flow.

    Publish Relevant and Trusted High Quality Newspapers. International is committed to maintaining the high quality of its newspaper product and editorial integrity so as to ensure continued reader loyalty, which is the foundation of its newspaper franchises. The Chicago Sun-Times has been recognized for its editorial quality with several Pulitzer Prize-winning writers and awards for excellence from Illinois' major press organizations. The Daily Telegraph and The Sunday Telegraph are known for their quality content and superior product and have in recent times been voted "National Newspaper of the Year", Britain's most coveted industry award. In addition, International is focused on maintaining its relevance in the United States in its urban and suburban markets by continuing to provide leading local news coverage, while providing in-depth national and international news coverage in the U.K. market. International believes that this is a key strategy in maintaining and building upon the entrenched readership base of its leading newspaper properties.

Prudent Asset Management. In addition to pursuing revenue growth from its existing publications and maximizing operating efficiencies, International may from time to time pursue selective, complementary newspaper acquisitions and non-core divestitures. Management has a successful track record of identifying value-enhancing acquisitions and underperforming newspaper properties, integrating and optimizing these acquisitions, and opportunistically divesting assets for optimal value to achieve debt reduction. Since International's formation in 1986, the existing senior management team has built, primarily through acquisitions, and managed up to 400 newspapers and related publications. After acquiring control of The Daily Telegraph in 1986, International significantly modernized the Telegraph's printing plants, negotiated a two-thirds reduction in work force, and revitalized its titles. In 1994, it acquired the Chicago Sun-Times and has since doubled its operating profits. More recently, International divested its U.S. community newspaper operations and the majority of its Canadian newspaper assets, which were monetized at attractive cash flow multiples. This strategy has positioned International to emerge from the current downturn with reduced leverage, efficient and focused operations, and solid operating platforms for growth.

E. BUSINESS OF THE COMPANY

    The Company's most important property in terms of revenue and earnings is International. Of International's reported total operating revenue in 2002, approximately 44% was attributable to the Chicago Group, 48% to the U.K. Newspaper Group, 7% to the Canadian Newspaper Group and 1% to the Community Group. In 2001, the Chicago Group, the U.K. Newspaper Group, the Canadian Newspaper Group and the Community Group accounted for 39%, 42%, 17% and 2%, respectively, of International's reported total operating revenues.

    The Company also has interests through wholly-owned subsidiaries in various other assets that do not, in the aggregate, contribute materially to the Company's revenue or earnings. These assets include a 40% interest in a daily newspaper in the Cayman Islands and Canadian commercial real estate properties.

CHICAGO GROUP

    SOURCES OF REVENUE. The following table sets forth the sources of revenue and the percentage such sources represent of total revenues for the Chicago Group during the past three years.

                             ----------------------------------------------------------------------
                                                         YEAR ENDED DECEMBER 31,
                             ----------------------------------------------------------------------
                                      2000                        2001                   2002
                             ----------------------------------------------------------------------
                                                           (US$ IN THOUSANDS)
Advertising..............     $305,027        76%        $338,521          76%    $341,261       77%
Circulation..............       80,261        20           92,716          21       89,427       20
Job Printing and Other...       16,129         4           11,647           3       11,089        3
                             ----------------------------------------------------------------------
Total....................     $401,417       100%        $442,884         100%    $441,777      100%
                             ======================================================================

The Chicago Group consists of more than 100 titles in the greater Chicago metropolitan area including the Chicago Sun-Times, the Post Tribune in northwest Indiana and Chicago's Daily Southtown. International's other newspaper properties in the greater Chicago metropolitan area include:

- Pioneer Newspapers Inc., which currently publishes 56 weekly newspapers in Chicago's north and northwest suburbs;

- Midwest Suburban Publishing Inc., which in addition to the Daily Southtown, publishes 23 biweekly newspapers, 13 weekly newspapers and four free distribution papers primarily in Chicago's south and southwest suburbs; and

- Fox Valley Publications Inc., which is doing business as Chicago Suburban Newspapers, publishes four daily newspapers, The Herald News, The Beacon News, The Courier News and The News Sun, 12 free distribution newspapers and six free total market coverage products ("TMC") in the fast growing counties surrounding Chicago and Cook County.

    ADVERTISING. Substantially all advertising revenues are derived from local and national retailers and classified advertisers. Advertising rates and rate structures vary among the publications and are based, among other things, on circulation, penetration and type of advertising (whether classified, national or retail). In 2002, retail advertising accounted for the largest share of advertising revenues (47%), followed by classified (39%) and national (14%). The Chicago Sun-Times offers a variety of advertising alternatives, including full-run advertisements, geographically zoned issues, special interest pull-out sections and advertising supplements in addition to regular sections of the newspaper targeted to different readers, such as arts, food, real estate, TV listings, weekend, travel and special sections. The Chicago area suburban newspapers also offer similar alternatives to the Chicago Sun-Times platform for their daily and weekly publications. The Chicago Group operates the Reach Chicago Newspaper Network, an advertising vehicle that can reach the combined readership base of all the Chicago Group publications and allows International to offer local advertisers geographically and demographically targeted advertising solutions and national advertisers an efficient one-stop vehicle to reach the entire Chicago market.

    CIRCULATION. Circulation revenues are derived from single copy newspaper sales made through retailers and vending racks and home delivery newspaper sales to subscribers. In 2002, approximately 69% of the copies of the Chicago Sun-Times sold and 61% of the circulation revenues were single copy sales. Approximately 80% of 2002 circulation revenues of the Chicago area suburban newspapers were derived from subscription sales. The average paid daily and Sunday circulation of the Chicago Sun-Times is approximately 481,000 and 383,000, respectively.

The Chicago Sun-Times has had consecutive increases over the past two years in paid daily circulation. The daily and Sunday paid circulation of the Daily Southtown is approximately 48,000 and 53,000, respectively. The daily and Sunday paid circulation of the Post-Tribune is approximately 65,000 and 70,000, respectively. The aggregate daily and Sunday paid circulation of the Chicago Suburban Newspapers is approximately 100,000 and 114,000, respectively. The aggregate circulation for the free TMC products is approximately 296,000 and the circulation of the free distribution newspapers and bi-weekly paid circulation of the Chicago Suburban Newspapers is approximately 227,000 and 21,000, respectively.

    OTHER PUBLICATIONS AND BUSINESS ENTERPRISES. The Chicago Group continues to strengthen its online dominance. Suntimes.com and the related Group websites have approximately 1.4 million unique users with some 25 million page impressions per month. The www.classifiedschicago.com regional classified-advertising website, which was created through a partnership with Paddock Publications, pools classified advertisements from all Chicago Group publications, as well as Paddock Publications' metropolitan daily to create a valuable new venue for advertisers, readers and on-line users. Additionally, www.DriveChicago.com continues to be a leader in automotive websites. During 2000, the Chicago Group joined Paddock Publications and the Chicago Automobile Trade Association to create this website that pools the automotive classified advertising of three of the Chicago metropolitan area's biggest dailies with the automotive inventories of many of Chicago's metropolitan new car dealerships.

    SALES AND MARKETING. Each newspaper or operating subsidiary in the Chicago Group has had its own marketing department which works closely with both advertising and circulation sales and marketing teams to introduce new readers to the Group's newspapers through various initiatives. The Chicago Sun-Times marketing department uses strategic partnerships, such as major event productions and sporting venues, for on-site promotion and to generate subscription sales. The Chicago Sun-Times has also formed a marketing and media partnership with local TV and radio outlets for targeted audience exposure. Similarly at Fox Valley Publications and Midwest Suburban Publishing, marketing professionals work closely with circulation sales professionals to determine circulation promotional activities, including special offers, sampling programs, in-store kiosks, sporting event promotions, dealer promotions and community event participation. In-house printing capabilities allow the Fox Valley marketing department to offer direct mail as an enhancement to customers' run of press advertising programs. Midwest Suburban Publishing, like the other newspapers, generally targets readers by zip code. Midwest Suburban Publishing owns its existing customer list of 120,000 names along with the Penny Saver address list containing 435,000 household names. The Post-Tribune marketing department focuses on attracting readers in the top 20 zip codes that major advertisers have identified as being the most attractive.

    DISTRIBUTION. The Chicago Group has gained benefits from International's clustering strategy. In recent years, International has succeeded in combining distribution networks within the Chicago Group where circulation overlaps. The Chicago Sun-Times is distributed through both an employee and contractor network depending upon the geographic location. The Chicago Sun-Times takes advantage of a joint distribution program with its sister publication, Fox Valley Publications, in which Fox Valley Publications distributes the Chicago Sun-Times in areas outside of Cook County. The Chicago Sun-Times has approximately 8,000 street newspaper boxes and more than 8,500 newsstands and over the counter outlets from which single copy newspapers are sold, as well as approximately 250 street "hawkers" selling the newspapers in high-traffic urban areas. Of the total circulation, approximately 69% is sold through single copy outlets, and 31% through home delivery subscriptions. Midwest Suburban Publishing's Daily Southtown is distributed primarily by Chicago Sun-Times independent contractors. Additionally, in certain western suburbs, the Daily Southtown also has a joint distribution program with Fox Valley Publications. The Daily Southtown and its sister publication, The Star, are also distributed in approximately 1,600 outlets and newspaper boxes in Chicago's southern suburbs and Chicago's south side and downtown areas. Midwest's Penny Saver is distributed through the post office and through independent contractors. Approximately 83% of Fox Valley Publication's circulation is from home delivery subscriptions. While 85% of the Post-Tribune's circulation is by home delivery, it also distributes newspapers to 635 retail outlets and approximately 420 single copy newspaper boxes. Pioneer has a solid home delivery base that represents 94% of its circulation. Pioneer is also distributed to more than 350 newspaper boxes and is in more than 1,200 newsstand locations.

    PRINTING. The Chicago Sun-Times' Ashland Avenue printing facility became fully operational in April 2001 and gives the Chicago Group printing presses that have the quality and speed necessary to effectively compete with the other regional newspaper publishers. Fox Valley Publications' 100,000 sq. ft. plant, which was completed in 1992, houses a state-of-the-art printing facility in Plainfield, Illinois, which prints all of its products. Midwest Suburban Publishing prints all of its publications at its South Harlem Avenue facility in Chicago. Pioneer prints the main body of its weekly newspapers at its Northfield production facility. In order to provide advertisers with more color capacity, certain of Pioneer's sections are printed at the Chicago Sun-Times Ashland Avenue facility. The Post-Tribune has one press facility in Gary, Indiana.

    COMPETITION. Each of the Chicago area newspapers competes in varying degrees with radio, broadcast and cable television, direct marketing and other communications and advertising media as well as with other newspapers having local, regional or national circulation. The Chicago metropolitan region comprises Cook County and six surrounding counties and is served by eight local daily newspapers of which International owns six. The Chicago Sun-Times competes in the Chicago region with the Chicago Tribune, a large established metropolitan daily and Sunday newspaper, which is the fifth largest metropolitan daily newspaper in the United States based on circulation. In addition, the Chicago Sun-Times and other Chicago Group newspapers face competition from other newspapers published in adjacent or nearby locations and circulated in the Chicago metropolitan area market.

    RAW MATERIALS. The basic raw material for newspapers is newsprint. In 2002 approximately 132,000 tons were consumed. Newsprint costs equaled approximately 14.3% of the Chicago Group's revenues. Average newsprint prices for the Chicago Group decreased about 21% in 2002 from 2001. The Chicago Group is not dependent upon any single newsprint supplier. The Chicago Group's access to Canadian, United States and offshore newsprint producers ensures an adequate supply of newsprint. The Chicago Group, like other newspaper publishers in North America, has not entered into any long-term fixed price newsprint supply contracts. The Chicago Group believes that its sources of supply for newsprint are adequate for its anticipated needs.

U.K. NEWSPAPER GROUP

    SOURCES OF REVENUE. The following table sets forth the sources of revenue and their percentage of total revenues for The Telegraph during the past three years.

                         ------------------------------------------------------------------------
                                                    YEAR ENDED DECEMBER 31,
                         ------------------------------------------------------------------------
                                       2000                     2001                   2002
                         ------------------------------------------------------------------------
                                           (IN THOUSANDS OF BRITISH POUNDS STERLING)
Advertising............        L255,945       69%        L228,715    68%        L211,045       66%
Circulation............          95,690       26           94,502    28           93,640       29
Other..................          19,020        5           14,252     4           16,261        5

                         ------------------------------------------------------------------------
Total..................        L370,655      100%        L337,469   100%        L320,946      100%
                         ========================================================================

(1) Financial data is in accordance with U.K. generally accepted accounting principles.

The U.K. Newspaper Group's operations include The Daily Telegraph, The Sunday Telegraph, The Weekly Telegraph, telegraph.co.uk, and The Spectator and Apollo magazines.

    ADVERTISING. Advertising is the largest source of revenue at The Telegraph. The Telegraph's display advertising strengths are in the financial, automobile and travel sections. The level of classified advertisements, especially recruitment advertisements, fluctuates with the economy. The Telegraph's strategy with respect to classified advertising is to improve volume and yield in four sectors: recruitment, property, travel and automobiles. Classified advertising revenue represents 27% of total advertising revenue. Recruitment advertising is the largest classified advertising category, representing about 36% of all classified advertising in terms of revenue in 2002.

    CIRCULATION. The target audience of The Telegraph's newspapers is generally conservative, middle and upper income readers, with a continuing emphasis on gaining new younger readers. The editorial strengths of The Telegraph's newspapers are national, international, financial news and features and comprehensive sports coverage. In May 1996, The Telegraph introduced the first national advance purchase subscription program in the United Kingdom. The program has proven successful in driving circulation increases although there has been some inevitable cannibalization of single copy sales. By the end of 1996, the plan had about 100,000 weekday and 200,000 Sunday average sales and the average prepaid subscription was for a period of about 40 weeks. In order to gain broad acceptance of this revolutionary plan, the subscriptions were offered at a significant discount. The amount of that discount was reduced throughout 1997 and continued to be reduced thereafter. The program currently has approximately 315,000 subscribers.

    OTHER PUBLICATIONS AND BUSINESS ENTERPRISES. The Telegraph is involved in several other publications and business enterprises, including The Spectator, Apollo, The Weekly Telegraph and telegraph.co.uk (formerly Electronic Telegraph). Telegraph.co.uk has over 3.2 million unique users with some 30 million page impressions per month. The Telegraph uses its brand in developing ancillary revenue streams such as reader offers including travel promotions, financial services, household products and books. During 1999, The Telegraph, in conjunction with The Boots Company plc, the United Kingdom's leading beauty and health retailer, launched a new web site focusing on the women's on-line market, www.handbag.com. The site deals with, among other things, health, beauty and the arts.

    SALES AND MARKETING. The Telegraph's marketing department helps introduce new readers to our newspapers through strategic marketing initiatives. The Telegraph has research groups that seek the views of readers. This provides useful information to better target editorial, promotional and commercial activities. The Telegraph's marketing and prospect database, which contains information about the newspaper readership, purchasing, and lifestyles of readers, is used to selectively target customers. In addition, the direct marketing department is responsible for the development of a customer contact strategy, circulation initiatives such as subscription programs, discount vouchers supporting the launch of new sections and supplements, and various support promotions.

    DISTRIBUTION. Since 1988, The Telegraph's newspapers have been distributed to wholesalers by truck under a contract with a subsidiary of TNT Express (U.K.) Limited ("TNT"). The Telegraph's arrangements with wholesalers contain performance provisions to ensure minimum standards of copy availability while controlling the number of unsold copies. On May 25, 2001, a new contract with TNT was entered into by each of the major publishers at West Ferry Printers, a joint venture owned equally by The Telegraph and another British newspaper publisher. That contract is for a minimum term of five years and six months and commenced on May 27, 2001.

    Wholesalers distribute newspapers to retail news outlets. The number of retail news outlets throughout the United Kingdom has increased as a result of a 1994 ruling by the British Department of Trade and Industry that prohibits wholesalers from limiting the number of outlets in a particular area. More outlets do not necessarily mean more sales and The Telegraph's circulation department has continued to develop its control of wastage while taking steps to ensure that copies remain in those outlets with high single copy sales. In addition to single copy sales, many retail news outlets offer home delivery services. In 2002 home deliveries accounted for 40% of sales of both The Daily Telegraph and The Sunday Telegraph.

    Historically, wholesalers and retailers have been paid commissions based on a percentage of the cover price. Prior to June 1994 when competitive pressures caused The Telegraph to reduce its cover price, wholesaler and retailer commissions amounted to approximately 34% of the then cover price. Notwithstanding the reduction of the cover price, the commissions paid were not reduced. In line with other national newspapers, The Telegraph has moved away from a commission paid on a percentage of cover price to a fixed amount per copy.

    PRINTING. The majority of copies of The Daily Telegraph and The Sunday Telegraph are printed by The Telegraph's two 50% owned joint venture printing companies, West Ferry Printers and Trafford Park Printers. The Telegraph has a very close involvement in the management of the joint venture companies and regards them as being important to The Telegraph's day-to-day operations. The magazine sections of the Saturday edition of The Daily Telegraph and of The Sunday Telegraph are printed under contract by external magazine printers. The Telegraph also prints the majority of its overseas copies under contracts with external printers in Northern Ireland, Spain and Belgium.

    Management of each joint venture printing company continually seeks to improve production performance. Major capital expenditures require the approval of the boards of directors of the joint venture partners. There is high utilization of the plants at West Ferry and Trafford Park Printers, with little spare capacity. At Trafford Park Printers, revenue earned from contract printing for third parties has a marginal effect on The Telegraph's printing costs. West Ferry Printers also undertakes some contract printing for third parties, which results in increased profitability.

    West Ferry Printers has 18 presses, six of which are configured for The Telegraph's newspapers, eight are used for the newspapers published by The Telegraph's joint venture partner, Express Newspapers, and the remaining four are used by contract printing customers. Trafford Park Printers has six presses, two of which are used primarily for The Telegraph's newspapers.

    COMPETITION. In common with other national newspapers in the United Kingdom, The Telegraph's newspapers compete for advertising revenue with other forms of media, particularly television, magazine, direct mail, posters and radio. In addition, total gross advertising expenditures, including financial, display and recruitment classified advertising, are affected by economic conditions in the United Kingdom. The Telegraph's primary competition in the United Kingdom is The Times, however The Daily Telegraph has 42% greater circulation than The Times.

    There have been no strikes or general work stoppages involving employees of The Telegraph or the joint venture printing companies in the past five years. Management of The Telegraph believes that its relationships with its employees and the relationships of the joint venture printing companies with their employees are generally good.

    RAW MATERIALS. Newsprint represents the single largest raw material expense of The Telegraph's newspapers and, next to employee costs, is the most significant operating cost. Approximately 157,000 metric tons are consumed annually. In 2002, the total cost was approximately 17% of the U.K. Newspaper Group's revenues. Prices were fixed throughout 2002 at levels some 9.9% below the average price paid during 2001. Inventory held at each printing location is sufficient for three to four days production and in addition, suppliers' stock held in the United Kingdom normally represents a further four to five weeks consumption. Recently negotiated contracts for 2003 are at prices 7.1% below those for 2002.

    On October 17, 2001, Paper Purchase and Management Limited was established as a joint venture between The Telegraph and Guardian Media Group plc. The main purpose of the joint venture is to control the specifications and sourcing, as well as monitoring the usage, of newsprint throughout the printing plants operated by one or both of the joint venture partners and at other locations where the joint venture partners' publications are printed on a contract basis. Further, by combining the purchasing power of the joint venturers, The Telegraph is able to negotiate better prices. The Telegraph purchases newsprint from a number of different suppliers located primarily in Canada, the United Kingdom, Scandinavia and continental Europe. With many sources of newsprint accessible to it, The Telegraph is neither reliant on any single supplier nor is availability of newsprint a concern.

CANADIAN NEWSPAPER GROUP

    SOURCES OF REVENUE. The following table sets forth the sources of revenue and the revenue mix of the total Canadian Newspaper Group, during the past three years, including revenue of operations sold up to the date of sale. Operations sold in the past three years include: the Canadian metropolitan newspapers and a large number of community papers to CanWest in 2000; the sale of the French language newspapers to Gesca in 2001; the sale of Ontario community newspapers to Osprey in 2001; and the sale of International's remaining 50% interest in the National Post to CanWest in 2001.

                              ---------------------------------------------------------------
                                                    YEAR ENDED DECEMBER 31,
                              ---------------------------------------------------------------
                                       2000                  2001                    2002
                              ---------------------------------------------------------------
                                              (IN THOUSANDS OF CANADIAN DOLLARS)
Newspapers:
   Advertising.............     $1,158,678   73%       $171,032    56%        $ 47,215     43%
   Circulation.............        287,513   18          53,030    17            6,611      6
   Job printing and other..         70,809    5          35,249    12           11,883     11
Business
Communications....                  62,193    4          45,763    15           43,412     40
                              ---------------------------------------------------------------
Total......................     $1,579,193  100%       $305,074   100%        $109,121    100%
                              ===============================================================

    At December 31, 2002 International's Canadian Newspaper Group primarily consisted of HCPH Co. and an 87% interest in the Partnership. During 2001, HCPH Co. became the successor to the operations of XSTM.

    HCPH Co. and the Partnership own ten daily and twenty-three non-daily newspaper properties and the Business Information Group (formerly Southam Magazine and Information Group) which publishes Canadian business magazines and tabloids for the transportation, construction, natural resources, manufacturing and other industries.

    ADVERTISING. Newspaper advertising revenue in 2002 totaled $47.2 million. Advertisements are carried either within the body of the newspapers, and referred to as run-of-press ("ROP") advertising, or as inserts. ROP, which represented 91% of total advertising revenue in 2002 is categorized as either retail, classified or national. The three categories represented 72%, 12% and 16%, respectively, of ROP advertising revenue in 2002.

    CIRCULATION. Virtually all newspaper circulation revenue in 2002 was from subscription sales.

    COMPETITION. The majority of revenue is from advertising. Advertising lineage in the newspapers is affected by a variety of factors including competition from print, electronic and other media as well as general economic performance and the level of consumer confidence. Specific advertising segments such as real estate, automotive and help wanted will be significantly affected by local factors.

    RAW MATERIALS. The basic raw material for newspapers is newsprint. Newsprint consumption in 2002 was approximately 10,900 tons. The newspapers within the Canadian Newspaper Group have access to adequate supplies to meet anticipated production needs. They are not dependent upon any single newsprint supplier. The Canadian Newspaper Group, like other newspaper publishers in North America, has not entered into any long-term fixed price newsprint supply contracts.

    REGULATORY MATTERS. The publication, distribution and sale of newspapers and magazines in Canada is regarded as a "cultural business" under the Investment Canada Act and consequently, any acquisition of control of the Canadian Newspaper Group by a non-Canadian investor would be subject to the prior review and approval by the Minister of Industry of Canada. Because no such acquisition of control of the Company or International has occurred, the current ownership is acceptable.

    OWNERSHIP. During 2001, HCPH Co. became the successor to the operations of XSTM. International indirectly owns a combined 100% interest in HCPH Co. and indirectly owns an 87.0% interest in the Partnership. Under the Income Tax Act (Canada), there are limits on non-Canadian ownership of Canadian newspapers. At present, we do not meet those limits and, if this continues beyond a specified cure period, there could be adverse effects on advertising revenue. We intend to take the necessary steps to ensure that we are in compliance before the cure period expires.

COMMUNITY GROUP

     SOURCES OF REVENUE. The following table sets forth the sources of revenue and the percentage that such sources represented of total revenues for the Community Group during the past three years.

                               --------------------------------------------------------------------
                                                    YEAR ENDED DECEMBER 31,
                               --------------------------------------------------------------------
                                       2000                  2001                   2002
                               --------------------------------------------------------------------
                                                    (US$ IN THOUSANDS)
Advertising................    $38,294       57%    $ 5,806       30%    $  3,937      30%
Circulation................     19,168       28       7,751       41        6,082      46
Job Printing and Other.....      9,874       15       5,558       29        3,212      24
                               --------------------------------------------------------------------
Total......................    $67,336      100%    $19,115      100%    $ 13,231     100%
                               ====================================================================

     Approximately 46.0% of the Jerusalem Post's revenues of $13.2 million in 2002 were derived from circulation, with 24.2% from job printing and other and 29.8% from advertising. The Jerusalem Post in the past derived a relatively high percentage of its revenues from job printing as a result of a long-term contract to print and bind copies of the Golden Pages, Israel's equivalent of a Yellow Pages telephone directory. During 2002, Golden Pages effectively cancelled this agreement and has ceased placing printing orders. An action was commenced by the Jerusalem Post in 2003 seeking damages for the alleged breach. Newsprint costs relating to publication of the

Jerusalem Post equalled approximately 11.3% of the Jerusalem Post's revenues in 2002. Newsprint used in producing the Golden Pages was provided by the owners of that publication.

    REGULATORY MATTERS. Newspapers in Israel are required by law to obtain a license from the country's interior minister, who is authorized to restrain publication of certain information if, among other things, it may endanger public safety. To date, the Jerusalem Post has not experienced any difficulties in maintaining its license to publish or been subject to any efforts to restrain publication. In addition, all written media publications in Israel are reviewed by Israel's military censor prior to publication in order to prevent the publication of information that could threaten national security. Such censorship is considered part of the ordinary course of business in the Israeli media and has not adversely affected the Jerusalem Post's business in any significant way.

F.  ORGANIZATIONAL STRUCTURE

The following simplified chart shows the basic corporate structure of the Company at June 19, 2003.

[ORGANIZATIONAL STRUCTURE CHART]

NOTES:

(a) Represents equity interest (72.8% voting interest)

G.  PROPERTY, PLANTS AND EQUIPMENT

    The Company believes that its and International's properties and equipment are in generally good condition, well-maintained and adequate for current operations.

    The Chicago Sun-Times conducts its editorial, pre-press, marketing, sales and administrative activities in a 535,000 square foot, seven-story building in downtown Chicago. International has completed the full conversion of its Chicago Sun-Times production operations to a new 320,000 square foot state-of-the-art printing facility, at a total construction cost of approximately US$115 million. It is intended that new facilities will be identified to house the

Chicago Sun-Times non-production activities and the downtown Chicago building will be redeveloped. Agreement has been reached for a joint development of the downtown Chicago building under which, if it proceeds, the Chicago Group will receive the first US$75 million of consideration and will share in future profits. There can be no assurance that this joint development will proceed.

Pioneer utilizes and owns a building in north suburban Chicago for editorial, pre-press, sales and administrative activities. Pioneer leases several outlying satellite offices for its editorial and sales staff in surrounding suburbs. Production currently occurs at a 65,000 square foot leased building in a neighboring suburb. Midwest Suburban Publishing utilizes one building for editorial, pre-press, marketing, sales and administrative activities. Production activities occur at a separate facility. Both facilities are located in Chicago's south suburbs. The Post-Tribune editorial, prepress, marketing, sales and administrative activities are housed in the newly completed facility in Merrillville, Indiana while production activities continue at its facility in Gary, Indiana. The headquarters for Fox Valley Publications Inc is a 172,000 square foot owned facility, built in 1992 and located in Plainfield, Illinois. Fox Valley Publications produces its newspapers at this facility which also houses marketing functions, pre-press as well as certain sales and administrative activities. The editorial and sales activities are housed at five owned facilities located in surrounding suburbs.

    The Telegraph occupies five floors of a tower at Canary Wharf in London's Docklands under a 25-year operating lease expiring in 2017. Printing of The Telegraph's newspaper titles is done principally at fifty percent owned joint venture printing plants in London's Docklands and in Trafford Park, Manchester.

    The Jerusalem Post is produced and distributed in Israel from a three-story building in Jerusalem owned by Jerusalem Post. Jerusalem Post also leases a sales office in Tel Aviv and a sales and distribution office in New York.

    The Canadian Newspaper Group's newspapers and magazines are published at numerous facilities throughout Canada.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  OPERATING RESULTS

OVERVIEW - HOLLINGER INC.

The Company is an international holding company and its assets consist primarily of investments in subsidiaries and affiliated companies, principally the investment in International. As at May 30, 2003, the Company directly and indirectly owns 11,256,538 shares of Class A common stock and 14,990,000 shares of Class B common stock of International, which represent 30.3% of the equity and 72.7% of the voting interests. International's Class A common stock is listed on the New York Stock Exchange. All of the Company's operating subsidiaries are owned through International. Significant liabilities of the holding company currently include Senior Secured Notes due 2011 and Series II and Series III preference shares, which are retractable by the holder. NB Inc., a wholly owned subsidiary of the Company, has subordinated debt due to International. On a non-consolidated basis, the Company's income consists mainly of dividends from subsidiaries, principally International, and its operating costs include public company costs (mainly legal and professional fees, directors' fees and transfer agent fees), interest on its Senior Secured Notes and dividends on Series II and Series III preference shares.

    On a non-consolidated basis, the Company has experienced a shortfall between the dividends and fees received from its subsidiaries and its obligations to pay its operating costs, including interest and dividends on its preference shares and such shortfalls are expected to continue in the future. Accordingly, the Company is dependent upon the continuing financial support of RMI, a wholly owned subsidiary of Ravelston, the Company's ultimate parent company, to fund such shortfalls and, therefore, pay its liabilities as they fall due. On March 10, 2003, concurrent with the issue of Senior Secured Notes, RMI entered into a support agreement with the Company, under which RMI has agreed to make annual support payments in cash to the Company by way of capital contributions (without the issuance of additional shares of the Company) or subordinated debt. The annual support payments will generally be equal to the greater of (a) the Company's negative net cash flow for the relevant period (which does not extend to outlays for retractions or redemptions), determined on a non-consolidated basis, and (b) U.S.$14.0 million per year.

Pursuant to this arrangement, RMI has made payments to the Company in respect of the period from March 10 to March 31, 2003 in the amount of US$1.1 million.

    RMI currently derives all of its income and operating cash flow from the fees paid pursuant to Services Agreements with International and its subsidiaries. RMI's ability to provide the required financial support under the support agreement with the Company is dependent on RMI continuing to receive sufficient fees pursuant to those Services Agreements. The Services Agreements may be terminated by either party by giving 180 days notice. The fees in respect of the Services Agreements are negotiated annually with and approved by the audit committee of International. The fees to be paid to RMI for the year ending December 31, 2003 amount to approximately US$22.0 million to US$24.0 million and were approved in February 2003. The fees in respect of the periods after December 31, 2003 have not yet been negotiated or approved. If in any quarterly period after April 1, 2003 the Company fails to receive in cash a minimum aggregate amount of at least US$4.7 million from a) payments made by RMI pursuant to the support agreement and b) dividends paid by International on its shares held by the Company, the Company would be in default under its Senior Secured Notes. Based on the Company's current investment in International and the current quarterly dividend paid by International of US$0.05 per share, the minimum support payment required to be made by RMI to avoid such a default is approximately US$3.5 million per quarter or US$14.0 million annually. This default could cause the Senior Secured Notes to become due and payable immediately.

    In addition, the Company's issued capital stock consists of Series II preference shares, Series III preference shares and retractable common shares, each of which is retractable at the option of the holder. There is uncertainty regarding the Company's ability to meet its future financial obligations arising from the retraction of preference shares and retractable common shares. These matters are more fully discussed under "Liquidity and Capital Resources - Financial Condition and Cash Flows".

OVERVIEW - HOLLINGER INTERNATIONAL INC.

    International's business is concentrated in the publication of newspapers in the United States, the United Kingdom, Canada and Israel. Revenues are derived principally from advertising, paid circulation and, to a lesser extent, job printing. Of International's reported total operating revenue in 2002, approximately 44% was attributable to the Chicago Group, 48% to the U.K. Newspaper Group, 7% to the Canadian Newspaper Group and 1% to the Community Group. The Chicago Group consists of the Chicago Sun-Times and other daily and weekly newspapers in the greater Chicago metropolitan area. The U.K. Newspaper Group consists of the operations of The Daily Telegraph, The Sunday Telegraph, The Weekly Telegraph, telegraph.co.uk, and The Spectator and Apollo magazines, its subsidiaries and joint ventures. The Canadian Newspaper Group consists of the operations of HCPH Co., an 87% investment in the Partnership and until August 31, 2001, a 50% interest in National Post publications. The Community Group consists of the Jerusalem Post publications.

    During 2000, International sold most of its remaining U.S. community newspapers properties and completed the sale of most of International's Canadian newspapers and related assets to CanWest.

    During 2001, International sold most of the remaining Canadian newspaper properties, the 50% interest in the National Post and the last remaining United States community newspaper. In addition, International sold its approximate 15.6% equity interest in CanWest and participation interests in most of the debentures issued by a subsidiary of CanWest both of which were received in 2000 as part of the proceeds on the sale of Canadian newspaper properties to CanWest.

BUSINESS OF THE COMPANY

    The Company, through operating subsidiaries, has in the past acquired underperforming newspaper properties with a view to improving the operation and enhancing profitability and value. Generally, it was the Company's intention to control the business and to realize profits from the continued ownership, operation and improvement of the business along with profits from the periodic disposal of all or part of the Company's holding in an operation. The Company's emphasis has been on daily newspapers and usually those that are dominant in their respective markets. The Company's purchases generally have been of newspaper businesses that are underperforming either through weak operating management or as a result of an inability to access necessary capital. The Company also concentrated on acquisitions and disposals that increased the average size of the Company's newspapers or that had significant potential synergies with its other newspapers. In recent years, the Company has focused more on selling mature newspaper franchises with considerably less emphasis on acquisitions. Management's current intention is to concentrate on a few core assets to maximize their potential.

OUTLOOK FOR INTERNATIONAL

    The industry wide advertising market remains sluggish particularly in the United Kingdom. Although a turnaround is expected in advertising revenues for the industry, the timing of such turnaround is uncertain and it is too soon to have confidence in any recent encouraging news on that front. At the UK Newspaper Group advertising revenue in local currency for the three months ended March 31, 2003 was 6.5% lower than in 2002 and management does not anticipate any significant improvement in the United Kingdom advertising market in the near term. Mitigating the impact on operating income of that decline in advertising revenue are the impact of a September 2002 cover price increase at the Telegraph and the full year impact of aggressive cost reduction measures. In addition, the retirement of Senior Notes, Senior Subordinated Notes and Total Return Equity Swaps will result in lower interest costs at International in 2003.

    The outlook for 2003 will be tempered by two significant issues. The impact of the involvement in hostilities in Iraq will continue to be felt although the degree to which the ongoing involvement may affect results is impossible to fully assess. Further, newsprint prices were at historically low levels during 2002. The newsprint industry has recently implemented a price increase in the U.S., but the extent and timing of any further increases, although expected to be moderate, cannot be ascertained in light of a continuing perceived overcapacity in the industry. In the U.K., management anticipates a reduction of about 7% in the cost per tonne of newsprint as a consequence of contracts negotiated for 2003.

THE COMPANY'S SIGNIFICANT TRANSACTIONS

    In June 2000, the Company and International exercised their option to pay cash on the mandatory exchange of the Hollinger Canadian Publishing Holdings Inc. Special shares. Each Special share was exchanged for cash of US$8.88 resulting in a payment to Special shareholders of US$95.0 million. The Company was responsible for US$36.8 million of this amount.

    On June 1, 2001, International converted all of its Series C preferred stock, which was held by the Company, at the conversion ratio of 8.503 shares of International's Class A common stock per share of Series C preferred stock into 7,052,464 shares of International's Class A common stock. The 7,052,464 shares of Class A common stock of International were subsequently purchased for cancellation by International on September 5, 2001 for a total of $143.8 million (U.S. $92.2 million). The purchase price per share was 98% of the closing price of a share of Class A common stock and was approved by International's independent directors. The proceeds were used to reduce the Company's bank indebtedness by $142.0 million.

    On September 27, 2001, International redeemed 40,920 shares of its Series E redeemable convertible preferred stock held by the Company at their stated redemption price of $146.63 per share for a total of $6.0 million.

    In December 2001, the Company sold 2,000,000 shares of International's Class A common stock to third parties for total cash proceeds of $31.4 million, the proceeds of which were used to reduce the Company's bank indebtedness.

    During January 2002, the Company sold a further 2,000,000 shares of International's Class A common stock to third parties for total cash proceeds of $38.6 million, the proceeds of which were used to reduce the Company's bank indebtedness.

     On March 10, 2003, the Company issued U.S. $120.0 million aggregate principal amount of 11 7/8% Senior Secured Notes due 2011. The total net proceeds were used to refinance existing indebtedness, to repay amounts due to Ravelston and to make certain advances to Ravelston. The Senior Secured Notes are fully and unconditionally guaranteed by RMI. The Company and RMI entered into a support agreement, under which RMI has agreed to make annual support payments in cash to the Company on a periodic basis by way of contributions to the capital of the Company (without receiving any shares of the Company) or subordinated debt. The amount of the annual support payments will be equal to the greater of (a) the non-consolidated negative net cash flow of the Company (which does not extend to outlays for retractions or redemptions) and (b) U.S. $14.0 million per year (subject to certain adjustments as permitted under the Indenture governing the Company's Senior Secured Notes), in either case, as reduced by any permanent repayment of debt owing by Ravelston to the Company. Initially, the support amount to be contributed by RMI will be satisfied through the permanent repayment by Ravelston of its approximate $16.4 million of advances from the Company, which resulted from the use of proceeds of the Company's issue of Senior Secured Notes. Thereafter, all support amount contributions by RMI will be made through contributions to the capital of the Company, without receiving any additional shares of the Company, except that, to the extent that the minimum payment exceeds the negative net cash flow of the Company, the amounts will be contributed through an interest-bearing, unsecured, subordinated loan to the Company. The support agreement terminates upon the repayment of the Senior Secured Notes, which mature in 2011. All aspects of the offering of the Senior Secured Notes and the amendment to certain indebtedness due to International described below were approved by a Special Committee of the Board of Directors of the Company, comprised entirely of independent directors.

     On March 10, 2003, prior to the closing of the above offering, NB Inc. sold its shares of Class A common stock and Series E redeemable convertible preferred stock of International to RMI. Such shares were in turn sold back to NB Inc. from RMI at the same price, with a resulting increase in the tax basis of the shares of International and a taxable gain to RMI. As the exchange of the International shares with RMI represents a transfer between companies under common control, NB Inc. will record, in 2003, contributed surplus of approximately $2.3 million, being the tax benefit associated with the increase in the tax value of the shares of International.

     Contemporaneously with the closing of the issue of Senior Secured Notes,
International:

     (a) repurchased for cancellation, from NB Inc., 2,000,000 shares of Class A common stock of International at U.S. $8.25 per share for total proceeds of U.S. $16.5 million; and

     (b) redeemed, from NB Inc., pursuant to a redemption request, all of the 93,206 outstanding shares of Series E redeemable convertible preferred stock of International at the fixed redemption price of $146.63 per share totalling U.S. $9.3 million.

     Proceeds from the repurchase and redemption were offset against debt due from NB Inc. to International, resulting in net outstanding debt due to International of approximately U.S. $20.4 million. The remaining debt bears interest at 14.25% (or 16.5% in the event that the interest is paid in kind), is subordinated to the Company's Senior Secured Notes (so long as the Senior Secured Notes are outstanding), and is guaranteed by Ravelston and secured by certain assets of Ravelston.

     All aspects of the transaction relating to the changes in the debt arrangements with NB Inc. and the subordination of this remaining debt have been reviewed by the audit committee of the Board of Directors of International, comprised entirely of independent directors.

     Effective April 30, 2003, U.S.$15.7 million principal amount of subordinated debt owing to International by NB Inc. was transferred by International to HCPH Co., a subsidiary of International, and subsequently transferred to RMI by HCPH Co. in satisfaction of a non-interest bearing demand loan due from HCPH Co. to RMI. After the transfer, NB Inc.'s debt to International is approximately U.S$4.7 million and NB Inc.'s debt to RMI is approximately U.S.$15.7 million. The debts owing by NB Inc. to RMI and owing by NB Inc. to International each bear interest at the rate of 14.25% if interest is paid in cash and 16.5% if it is paid in kind except that RMI has waived its right to receive interest until further notice. The debts are subordinated to the Senior Secured Notes for so long as the Senior Secured Notes are outstanding, and that portion of the debt due by NB Inc. to International is guaranteed by Ravelston and the Company. International entered into a subordination agreement with the Company and NB Inc. pursuant to which International has subordinated all payments of principal, interest and fees on the debt owed to it by NB Inc. to the payment in full of principal, interest and fees on the Senior Secured Notes, provided that payments with respect to principal and interest can be made to International to the extent permitted in the indenture governing the Senior Secured Notes. RMI has agreed to be bound by these subordination arrangements with respect to the debt owed from NB Inc. to RMI.

HOLLINGER INTERNATIONAL INC.'S SIGNIFICANT TRANSACTIONS

SIGNIFICANT TRANSACTIONS IN 2000

    On November 16, 2000, International and its affiliates, XSTM and the Partnership ("Hollinger Group") completed the sale of most of International's Canadian newspapers and related assets to CanWest. Included in the sale were the following assets of the Hollinger Group:

    - a 50% interest in National Post (International continued as managing partner);

    - the metropolitan and a large number of community newspapers in Canada (including the Ottawa Citizen, The Vancouver Sun, The
        Province(Vancouver), the Calgary Herald, the Edmonton Journal, The Gazette (Montreal), The Windsor Star, the Regina Leader Post, the Star Phoenix and the Times- Colonist (Victoria); and

    -   the operating Canadian Internet properties, including canada.com.

    The sale resulted in the Hollinger Group receiving approximately $1.7 billion (U.S.$1.1 billion) cash, approximately $425 million (U.S.$277 million) in voting and non-voting shares of CanWest at fair value (representing an approximate 15.6% equity interest and 5.7% voting interest) and subordinated non- convertible debentures of a holding company in the CanWest group at fair value of approximately $697 million (U.S.$456 million). The aggregate sale price of these properties at fair value was approximately $2.8 billion (U.S.$1.8 billion), plus closing adjustments for working capital at August 31, 2000 and cash flow and interest for the period September 1 to November 16, 2000 which, in total, approximated an additional U.S.$40.7 million at December 31, 2000. U.S.$972 million of the cash proceeds from this sale were used to pay down International's bank credit facility.

    During 2000, International sold most of its remaining U.S. community newspaper properties including 11 paid dailies, three paid non-dailies and 31 free distribution publications for total proceeds of approximately U.S.$215.0 million. Pre-tax gains totaling U.S.$91.2 million were recognized by International on these sales.

    In December 2000, International acquired four paid daily newspapers, one paid non-daily and 12 free distribution publications in the Chicago suburbs, for total consideration of U.S.$111.0 million.

    In November 2000, XSTM converted a promissory note from the Partnership in the principal amount of $225.8 million (U.S.$147.9 million) into 22,575,324 limited partnership units of the Partnership, thereby increasing its interest in the Partnership to 87.0%.

    On February 17, 2000, Interactive Investor International, in which International owned 51.7 million shares or a 47.0% equity interest, completed its initial public offering ("IPO"), issuing 52 million shares and raising $181.0 million. The IPO reduced International's equity ownership interest to 33% and resulted in a dilution gain of $25.8 million. Subsequently International sold five million shares of its holding, reducing its equity interest to 28.5% resulting in a pretax gain of $2.4 million in 2000. The balance of the investment was sold in 2001 resulting in an additional pre-tax gain in 2001 of $14.7 million.

SIGNIFICANT TRANSACTIONS IN 2001

     In January 2001, the Partnership completed the sale of UniMedia Company to Gesca Limited, a subsidiary of Power Corporation of Canada. The publications sold represented the French language newspapers of the Partnership, including three paid circulation dailies and 15 weeklies published in Quebec and Ontario. A pre-tax gain of approximately $75.1 million was recognized on this sale.

     In two separate transactions in July and November 2001, International and the Partnership completed the sale of most of International's remaining Canadian newspapers to Osprey Media Group Inc. ("Osprey") for total sale proceeds of approximately $255.0 million plus closing adjustments primarily for working capital. Included in these sales were community newspapers in Ontario, such as The Kingston Whig-Standard, The Sault Star, the Peterborough Examiner, the Chatham Daily News and The Observer (Sarnia). Pre-tax gains of approximately $1.5 million were recognized on these sales. The former Chief Executive Officer of the Partnership is a minority shareholder of Osprey.

     In August 2001, International entered into an agreement to sell to CanWest its remaining 50% interest in the National Post. In accordance with the agreement, its representatives resigned from their executive positions at the National Post effective September 1, 2001. Accordingly, from September 1, 2001, International had no influence over the operations of the National Post and International no longer consolidates or records, on an equity basis, its share of earnings or losses. The results of operations of the National Post are included in the consolidated results to August 31, 2001. A pre-tax loss of approximately $120.7 million was recognized on the sale.

     In August and December 2001, International sold participation interests ("Participations") in $540.0 million (U.S. $350.0 million) and $216.8 million (U.S.$140.5 million), respectively, principal amounts of debentures issued by a subsidiary of CanWest to a special purpose trust ("Participation Trust"). Units of the Participation Trust were sold by the Participation Trust to arm's-length third parties. These transactions resulted in net proceeds of $621.8 million (U.S.$401.2 million) and have been accounted for as sales of International's CanWest debentures. The pre-tax loss on these transactions, including realized holding losses on the underlying debentures, amounted to $97.4 million and has been recognized in unusual items.

     On November 28, 2001, International sold 27,405,000 non-voting shares in CanWest (including 405,000 shares issued on conversion of 2,700,000 multiple voting preferred shares) for total cash proceeds of approximately $271.3 million. The sale resulted in a realized pre-tax loss of $157.5 million, which is included in unusual items.

SIGNIFICANT TRANSACTIONS IN 2002

     On December 23, 2002, a wholly owned subsidiary of International, Publishing and certain of Publishing's subsidiaries entered into an amended and restated U.S. $310.0 million Senior Credit Facility with a group of financial institutions arranged by Wachovia Bank N.A. (the "Senior Credit Facility").

     The Senior Credit Facility consists of (a) a U.S. $45.0 million revolving credit facility, which matures on September 30, 2008 (the "Revolving Credit Facility"), (b) a U.S. $45.0 million Term Loan A, which matures on September 30, 2008 ("Term Loan A") and (c) a U.S. $220.0 million Term Loan B, which matures on September 30, 2009 ("Term Loan B"). Publishing (a wholly owned direct subsidiary) and Telegraph Group (a wholly owned indirect subsidiary) are the borrowers under the Revolving Credit Facility and First DT Holdings Ltd. ("FDTH", a wholly owned indirect subsidiary in the United Kingdom) is the borrower under Term Loan A and Term Loan B. The Revolving Credit Facility and Term Loans bear interest at either the Base Rate (U.S.) or LIBOR, plus an applicable margin. Cross-currency floating to fixed rate swaps from US$ LIBOR to Sterling fixed rate have been purchased in respect of all amounts advanced under the Senior Credit Facility. No amounts have currently been drawn under the Revolving Credit Facility.

     Publishing's borrowings under the Senior Credit Facility are guaranteed by Publishing's material U.S. subsidiaries, while FDTH's and Telegraph Group's borrowings under the Senior Credit Facility are guaranteed by Publishing and its material U.S. and U.K. subsidiaries. International is also a guarantor of the Senior Credit Facility. Publishing's borrowings under the Senior Credit Facility are secured by substantially all of the assets of Publishing and its material U.S. subsidiaries, a pledge of all of the capital stock of Publishing and its material U.S. subsidiaries and a pledge of 65% of the capital stock of certain foreign subsidiaries. FDTH's and Telegraph Group's borrowings under the Senior Credit Facility are secured by substantially all of the assets of Publishing and its material U.S. and U.K. subsidiaries and a pledge of all of the capital stock of Publishing and its material U.S. and U.K. subsidiaries. International's assets in Canada have not been pledged as security under the Senior Credit Facility.

     The Senior Credit Facility loan documentation requires Publishing to comply with certain covenants which include, without limitation and subject to certain exceptions, restrictions on additional indebtedness; liens; certain types of payments (including without limitation, capital stock dividends and redemptions, payments on existing indebtedness and intercompany indebtedness), and on incurring or guaranteeing debt of an affiliate, making certain investments and paying management fees; mergers, consolidations, sales and acquisitions; transactions with affiliates; conduct of business, except as permitted; sale and leaseback transactions; changing fiscal year; changes to holding company status; creating or allowing restrictions on taking action under the Senior Credit Facility loan documentation; and entering into operating leases, subject to certain baskets and exceptions. The Senior Credit Facility loan documentation also contains customary events of default.

     On December 23, 2002, Publishing also issued U.S.$300.0 million aggregate principal amount of 9% senior unsecured notes due 2010 (the "9% Senior Notes") at par to certain qualified institutional buyers ("QIBs") pursuant to Rule 144A under the Securities Act of 1933, as amended. The proceeds from the sale of the 9% Senior Notes, together with drawdowns under the Senior Credit Facility and available cash balances, were used to redeem approximately U.S. $239.9 million of Publishing's Senior Subordinated Notes due 2006 and approximately U.S. $265.0 million of Publishing's Senior Subordinated Notes due 2007, plus applicable premium and accrued interest to the date of redemption, and to make a distribution of U.S. $100.0 million to International. International used the distribution (a) to repay all amounts borrowed by International on October 3, 2002 under its loan agreement with Trilon International Inc., (b) to retire the equity forward purchase agreements between International and certain Canadian chartered banks (the "Total Return Equity Swap") made as of October 1, 1998, as amended, and (c) for other general corporate purposes.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to bad debts, investments, intangible assets, income taxes, restructuring, pensions and other post-retirement benefits, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions or conditions.

     We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

     We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

     We hold minority interests in both publicly traded and privately held companies. Some of the publicly traded companies have highly volatile share prices. We record an investment impairment charge when we believe an investment, whether or nor publicly traded, has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments may not be reflected in an investment's current carrying value, thereby requiring an impairment charge in the future.

     We have significant goodwill recorded in our accounts. Certain of our newspapers operate in highly competitive markets. We are required to determine annually whether or not there has been any impairment in the value of these assets. Changes in long-term readership patterns and advertising expenditures may affect the value and necessitate an impairment charge. Certain indicators of potential impairment that could impact the Company's reporting units include, but are not limited to, the following: (a) a significant long-term adverse change in the business climate that is expected to cause a substantial decline in advertising spending, (b) a permanent significant decline in a reporting units' newspaper readership, (c) a significant adverse long-term negative change in the demographics of a reporting units' newspaper readership and (d) a significant technological change that results in a substantially more cost-effective method of advertising than newspapers.

     The Company sponsors several defined benefit pension and post-retirement benefit plans for domestic and foreign employees. These defined benefit plans include pension and post-retirement benefit obligations, which are calculated based on actuarial valuations. In determining these obligations and related expenses, key assumptions are made concerning expected rates of return on plan assets and discount rates. In making these assumptions, the Company evaluated, among other things, input from actuaries, expected long-term market returns and current high-quality bond rates. The Company will continue to evaluate the expected long-term rates of return on plan assets and discount rates at least annually and make adjustments as necessary, which could change the pension and post-retirement obligations and expenses in the future.

     Unrecognized actuarial gains and losses in respect of pension and post-retirement benefit plans are recognized by the Company over a period ranging from 8 to 17 years, which represents the weighted average remaining service life of the employee groups. Unrecognized actuarial gains and losses arise from several factors, including experience, assumption changes in the obligations and from the difference between expected returns and actual returns on assets. At the end of 2002, the Company had unrecognized net actuarial losses of $233.4 million. These unrecognized amounts could result in an increase to pension expense in future years depending on several factors, including whether such losses exceed the corridor in accordance with CICA Section 3461, "Employee Future Benefits".

     The estimated accumulated benefit obligations for the defined benefit plans exceeded the fair value of the plan assets at December 31, 2002 and 2001, as a result of the negative impact that declines in global capital markets and interest rates had on the assets and obligations of the Company's pension plans. During 2002, the Company made contributions of $20.2 million to the defined benefit plans. Global capital market and interest rate fluctuations could impact funding requirements for such plans. If the actual operations of the plans differ from the assumptions, and the deficiency between the plans' assets and obligations continues, additional Company contributions may be required. If the Company is required to make significant contributions to fund the defined benefit plans, reported results could be adversely affected, and the Company's cash flow available for other uses may be reduced.

     The Company recognizes a pension valuation allowance for any excess of the prepaid benefit cost over the expected future benefit. Increases or decreases in global capital markets and interest rate fluctuations could increase or decrease any excess of the prepaid benefit cost over the expected future benefit resulting in an increase or decrease to the pension valuation allowance. Changes in the pension valuation allowance are recognized in earnings immediately.

     Included in current liabilities are income taxes that have been provided on gains on sales of assets computed on tax bases that result in higher gains for tax purposes than for accounting purposes. Strategies have been and may be implemented that may also defer and/or reduce these taxes, but the effects of these strategies have not been reflected in the accounts.

CHANGES IN ACCOUNTING POLICIES

ACCOUNTING FOR INCOME TAXES

     During 1999, the CICA mandated a change to the method of accounting for income taxes that made Canadian GAAP more consistent with US GAAP. The change was required to be adopted retroactively effective January 1, 2000 and the Company chose to do so without restating prior years' financial statements. The change required the Company to provide income taxes on the excess of book value of intangible assets, other than goodwill, over the tax value of those assets (book/tax differences). Over the years, the Company has recorded significant amounts as circulation assets when businesses were purchased, which has not resulted in amortizable tax cost. The adjustment made effective January 1, 2000 increased future income tax liabilities by $516.1 million and reduced minority interest by $225.1 million with the net amount being recorded as an increase in deficit in the amount of $291.0 million. The recording of these amounts is not an indication that taxes will actually be paid, not does it reflect the timing of any such payments.

EARNINGS PER SHARE

     Effective January 1, 2001, the Company adopted, retroactively with restatement, the recommendations of CICA Section 3500 with respect to earnings per share. Under the revised standard, the treasury stock method is used instead of the imputed earnings approach for determining the dilutive effect of options, issued warrants or other similar instruments.

     The change in the method of calculation of earnings per share did not impact the previously reported basic earnings per share for 2000. Diluted earnings per share for 2000 were increased from $4.48 per share to $5.05 per share.

BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLES

     In August 2001, the CICA issued Handbook Section 1581, "Business Combinations" ("Section 1581") and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("Section 3062"). Section 1581 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. Section 3062 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually by comparing the carrying value to the respective fair value in accordance with the provisions of Section 3062. Section 3062 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying value.

     The Company adopted the provisions of Section 1581 as of July 1, 2001 and
Section 3062 as of January 1, 2002. Upon adoption of Section 3062, the Company was required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and effective January 1, 2002, has reclassified certain amounts previously ascribed to circulation to non-competition agreements and subscriber and advertiser relationships, with the balance to goodwill.

     In connection with Section 3062's transitional goodwill impairment evaluation, Section 3062 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and identifiable intangible assets, to those reporting units as of January 1, 2002. The Company had until June 30, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, an indication existed that the reporting unit goodwill may be impaired and the Company was required to perform the second step of the transitional impairment test. The second step was required to be completed no later than December 31, 2002. In the second step, the Company compared the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of January 1, 2002. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with Section 1581. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

     At January 1, 2002, the Company had unamortized goodwill in the amount of $905.6 million, which is no longer being amortized. This amount is before any reduction for the transitional impairment noted below. This change in accounting policy cannot be applied retroactively and the amounts presented for prior periods have not been restated for this change.

     The Company completed its transitional impairment testing for goodwill under Section 3062 and recorded an impairment charge of $32.0 million in respect of the goodwill for the Jerusalem Post operation. That loss, net of related minority interest, amounted to $12.1 million and has been recorded as a charge to the opening deficit as at January 1, 2002.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

     The Company and certain of its subsidiaries have employee stock-based compensation plans. Until December 31, 2001, compensation expense was not recognized on the grant or modification of options under these plans.

     Effective January 1, 2002, the Company adopted Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" ("Section 3870"). Under Section 3870, the Company is required to account for, on a prospective basis, all stock-based payments made by the Company to non-employees, including employees of RCL and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value-based method. For all other stock-based payments, the Company has elected to use the settlement method of accounting whereby cash received on the exercise of stock options is recorded as capital stock.

     Under the fair value-based method, stock options granted to employees of RCL by the Company and its subsidiaries are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. Such fair value determined is recorded as a dividend-in-kind with no resulting impact on the Company's net earnings. Section 3870 will be applied prospectively to all stock-based payments to non-employees granted on or after January 1, 2002. The Company has not granted any stock options since the adoption of Section 3870. During 2002, the only options granted by International which are impacted by the adoption of 3870 are options granted to employees of RCL. The fair value of such options must be recorded as a dividend by International, with no impact to the Company's results.

Consequently, there is no impact of adoption of this standard on the Company's financial statements for the year ended December 31, 2002.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

FOREIGN CURRENCY AND HEDGING

     In November 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG 13"). AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after July 1, 2003. Effective January 1, 2004, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. The Company is in the process of formally documenting all hedging relationships and has not yet determined whether any of its current hedging relationships will not meet the new hedging criteria.

IMPAIRMENT OF LONG-LIVED ASSETS

     In December 2002, the CICA issued Handbook Section 3063, "Impairment of Long-Lived Assets" and revised Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations." These sections supersede the write-down and disposal provisions of Section 3061, "Property, Plant and Equipment" and Section 3475, "Discontinued Operations." The new standards are consistent with U.S. generally accepted accounting principles. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the projected future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 provides specific criteria for and requires separate classification for assets held for sale and for these assets to be measured at the lower of their carrying amounts and fair value, less costs to sell. Section 3475 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from operations. Section 3063 is effective for the Company's 2004 fiscal year; however, early application is permitted. Revised Section 3475 is applicable to disposal activities committed to by the Company after May 1, 2003; however, early application is permitted. The Company expects that the adoption of these standards will have no material impact on its financial position, results of operations or cash flow at this time.

DISCLOSURE OF GUARANTEES

     In February 2003, the CICA issued Accounting Guideline 14, "Disclosure of Guarantees" ("AcG 14"). AcG 14 requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods beginning after January 1, 2003. The Company has determined the impact these new disclosures and included such information in note 27h) to its audited consolidated financial statements included elsewhere in this Annual Report.

RECENT US ACCOUNTING PRONOUNCEMENTS

DEBT EXTINGUISHMENTS

    In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). The Statement addresses, among other things, the income statement treatment of gains and losses related to debt extinguishments, requiring that such expenses no longer be treated as extraordinary items, unless the items meet the definition of extraordinary per APB Opinion No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Upon adoption, any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented, that does not meet the criteria in APB Opinion No. 30 for classification as an extraordinary item, is required to be reclassified. The Company has adopted this Statement effective January 1, 2002 for US GAAP purposes and retroactively classified net losses on repayment of debt previously classified as extraordinary items.

COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES

    In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for exit or disposal activities initiated after December 31, 2002. FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3") Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring). The principal difference between FAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 94-3 the liability was recognized at the date of an entity's commitment to an exit plan. The Company is currently assessing the impact of FAS 146 on its financial position and results of operations.

GUARANTEES

    In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Company included the disclosure of its guarantees in note 27h) of its audited consolidated financial statements included elsewhere in this Annual Report.

VARIABLE INTEREST ENTITIES

    In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("VIE's") ("FIN 46") which requires that companies that control another entity through interests other than voting interest should consolidate the controlled entity. In the absence of clear control through a voting equity interest, a company's exposure (variable interests) to the economic risk and the potential rewards from a VIE's assets and activities are the best evidence of a controlling financial interest. VIE's created after January 31, 2003 must be consolidated immediately. VIE's existing prior to February 1, 2003 must be consolidated by the Company commencing with its third quarter 2003 financial statements. The Company has not yet determined whether it has any VIE's which will require consolidation.

LIABILITIES AND EQUITY

    On May 15, 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statement requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer.

    Generally, the Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company will adopt the provisions of the Statement on July 1, 2003.

    To date, the Company has not entered into any financial instruments within the scope of the Statement. The Company is currently assessing the impact of the new standard.

DERIVATIVES AND HEDGING ACTIVITIES

         In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends and clarifies accounting for SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133; clarifies when a derivative contains a financing component; amends the definition of an underlying to conform it to the language used in the FASB Interpretation No. 45; and amends certain other existing pronouncements.

         SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company will adopt the provisions of SFAS No. 149 for U.S. GAAP purposes in the quarter ending June 30, 2003 and is currently assessing the impact, if any, that the adoption of SFAS No. 149 will have on its results of operations and financial position.

CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

     We prepare our consolidated financial statements in accordance with Canadian GAAP. GAAP in the United States (US GAAP) differs in certain respects from Canadian GAAP. The areas of material differences and their impact on our consolidated financial statements are described in note 26 to the audited consolidated financial statements, included elsewhere in this Annual Report.

     Our statement of operations prepared under Canadian GAAP does not present operating income as is required under US GAAP. The following are the significant differences between Canadian and US GAAP which would impact any assessment of our US GAAP operating income:

    i) Prior to January 1, 2002, the Company capitalized certain operating costs incurred to improve the long-term readership of our publications ("betterments") and amortized such costs on a straight-line basis over their useful lives. Capitalization of such operating costs is not permitted under US GAAP, which would result in higher operating costs, partially offset by lower amortization expense under US GAAP.

    ii) The Company presented as unusual items certain operating expenses, which are of an infrequent nature, including start up costs associated with new printing facilities as well as certain pension, benefit and redundancy costs. Such costs are presented as operating expenses under US GAAP.

    iii) The Company proportionately consolidated the operating results of our joint ventures under Canadian GAAP. Under US GAAP joint ventures are required to be accounted for using the equity method. While this GAAP difference does not affect our consolidated net earnings, it does increase operating revenues and operating expenses from those that would be reported under US GAAP.

    iv) The Company reported investment and interest income as revenue under Canadian GAAP, whereas such income is required to be reported as non-operating income under US GAAP.

    v) On January 1, 2000, upon adoption of a new income tax standard under Canadian GAAP, the Company elected not to restate our prior year's results. As a result, under Canadian GAAP the Company reported a charge to deficit. Under US GAAP this has been reflected as additional goodwill upon recognition of deferred income tax liabilities on business acquisitions. Accordingly, the Company had higher goodwill amortization (for periods prior to January 1, 2002) under US GAAP.

     There are also a number of additional differences between Canadian and US GAAP which would impact the Company's non-operating income, including the following:

    i) The Company is required under Canadian GAAP to treat the dividends paid on our Series II and Series III redeemable preference shares as interest expense. Under US GAAP, such dividends are charged to retained earnings which would result in lower interest expense under US GAAP.

    ii) The Company is not required to mark-to-market International's forward purchase contracts under Canadian GAAP. The unrealized losses on these contracts are required to be expensed under US GAAP. In December 2002, these contracts were settled and the losses realized.

    iii) Dilution gains reported under Canadian GAAP are lower than those which would be reported under US GAAP principally as a result of the capitalization of betterments under Canadian GAAP.

    iv) Gains on sales of businesses reported under Canadian GAAP are higher than those which would be reported under US GAAP principally as a result of additional goodwill recorded under US GAAP in connection with income taxes on business acquisitions noted under item (v) above.

    v) Canadian GAAP requires recognition of a pension valuation allowance for any excess of the benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in earnings under Canadian GAAP immediately. US GAAP does not permit the recognition of pension valuation allowances.

    vi) Under U.S. GAAP, the transitional provisions of new accounting standards for goodwill require the write-down resulting from the impairment test, upon adoption on January 1, 2002, to be reflected in the consolidated statement of earnings as a cumulative effect of a change in accounting principle. However, Canadian GAAP requires the same loss to be recorded as a charge to the opening deficit as at January 1, 2002.

   vii) Under Canadian GAAP, the Company was required to treat the transfer in 1997 of the Canadian newspapers to International as a disposition at fair value. This resulted in the recognition of a gain to the extent there is a minority interest in International.

         U.S. GAAP requires that the transfer of the Canadian newspapers to a subsidiary company be accounted for at historical values using "as-if" pooling of interests accounting. As a result, the revenues and expenses for the periods prior to January 1, 1997 would be restated to give effect to the transfer of the Canadian newspapers to International and the gross gain of $114,000,000, prior to deducting expenses, on the sale of the properties and the increase in intangible assets of an equivalent amount would not have been recorded for U.S. GAAP purposes. However, such gain would be recognized for U.S. GAAP purposes as the underlying Canadian newspaper operations were sold to third parties, or there was a further dilution in the Company's interest in International.

CONSOLIDATED FINANCIAL INFORMATION

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002 COMPARED TO 2001

     NET LOSS. The net loss in the year ended December 31, 2002 amounted to $88.6 million or a loss of $2.76 per retractable common share compared to a net loss of $131.9 million or a loss of $3.91 per retractable common share in 2001. The results of both periods are impacted by a large number of unusual items which are discussed below.

     SALES REVENUE. Sales revenue in 2002 was $1,628.2 million compared with $1,822.1 million in 2001, a decrease of $193.9 million. The reduction in sales revenue is primarily due to the sale of most of the remaining Canadian newspaper properties in July and November 2001 and the sale of the remaining 50% interest in the National Post in August 2001. Declines in U.K. advertising revenue in local currency were partly offset by the strengthening of the pound sterling. Sales revenue, in local currency, for the Chicago Group was flat year over year.

     COST OF SALES AND EXPENSES. Cost of sales and expenses in 2002 were $1,453.9 million compared with $1,730.1 million in 2001, a decrease of $276.2 million. The decrease in cost of sales and expenses resulted primarily from the disposition of Canadian newspaper properties in 2001 as well as lower newsprint costs, lower compensation costs and general cost reductions at the Chicago Group and the U.K. Newspaper Group, primarily as a result of cost containment strategies. Lower cost of sales and expenses at the U.K. Newspaper Group, in local currency, were partially offset by the effect of the strengthening of the pound sterling.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization in 2002 amounted to $88.2 million compared with $144.7 million in 2001, a reduction of $56.5 million. The reduction results from both the disposition of Canadian properties in 2001 and the adoption on January 1, 2002 of CICA Handbook Section 3062, which resulted in goodwill not being amortized subsequent to January 1, 2002. In the year ended December 31, 2001, amortization of goodwill and intangible assets, including amortization of goodwill and intangible assets in respect of properties sold during 2001 which were not being amortized in 2002, approximated $53.3 million.

     INVESTMENT AND OTHER INCOME. Investment and other income in 2002 amounted to $29.7 million compared with $97.3 million in 2001, a decrease of $67.6 million. Investment and other income in 2001 included interest on debentures issued by a subsidiary of CanWest and a dividend on CanWest shares. In September 2001, CanWest temporarily suspended its semi-annual dividend. In the latter part of 2001, all of the CanWest shares were sold and Participations were sold to the Hollinger Participation Trust in respect of nearly all of the CanWest debentures, resulting in significantly lower interest and dividend income in 2002. Most of the proceeds from the disposal of the CanWest investments were retained as short-term investments at low rates of interest until the end of the first quarter of 2002 when a portion of International's long-term debt was retired.

     INTEREST EXPENSE. Interest expense for 2002 was $121.7 million compared with $177.9 million in 2001, a reduction of $56.2 million. The reduction mainly results from lower average debt levels in 2002 compared with 2001. The Company reduced its revolving bank credit facility in 2001 by $173.4 million and by $38.5 million in January 2002 and International reduced its long-term debt beginning in March 2002 by U.S. $290.0 million. In addition, since both the Company's Series II and Series III preference shares are financial liabilities, dividends on such shares are included in interest expense. Dividends paid on the Series II preference shares were lower in 2002 than in 2001, as a result of Series II preference share retractions and International reducing its dividend on shares of Class A common stock, on which the Series II preference share dividends are based.

     NET LOSS IN EQUITY-ACCOUNTED COMPANIES. Net loss in equity-accounted companies amounted to $1.2 million in 2002 compared with $18.6 million in 2001. Net loss in equity-accounted companies in 2001 primarily represented an equity-accounted loss in Interactive Investor International, which was sold during the third quarter of 2001.

     NET FOREIGN CURRENCY LOSSES. Net foreign currency losses increased from a loss of $7.5 million in 2001 to a loss of $19.7 million in 2002. Net foreign currency losses in 2002 includes a $10.4 million net loss on amounts sold to the Hollinger Participation Trust and a $5.7 million loss on a cross currency swap.

     UNUSUAL ITEMS. Unusual items in 2002 amounted to a loss of $62.6 million compared with a loss of $295.4 million in 2001. Unusual items in 2002 included the loss on retirement of Publishing's Senior Notes in the amount of $56.3 million, a $63.6 million write-off of investments, and a $43.3 million loss on the termination of the Total Return Equity Swap, partly reduced by a $20.1 million gain on the dilution of the Company's investment in International, a net $44.5 million foreign exchange gain on the reduction of net investments in foreign subsidiaries and a $34.4 million reduction of the pension valuation allowance. Unusual items in 2001 included a $240.1 million loss on sales of investments, a $23.0 million loss on sale of publishing interests, a $79.9 million loss on write-off of investments and a $29.6 million realized loss on the Total Return Equity Swap, partly offset by a $59.4 million gain on the sale of and dilution of the Company's investment in International and a $58.7 million reduction of the pension valuation allowance.

     INCOME TAXES. In 2002, income tax expense was $124.0 million computed on a loss before income taxes and minority interest of $89.5 million primarily as a result of non-deductible expenses including the settlement of the Total Return Equity Swap and an increase in the tax valuation allowance of $74.0 million. In 2001, the income tax recovery was $89.5 million on a loss before income taxes and minority interest of $454.9 million in part due to the impact of losses at the National Post for which a tax benefit was not recorded.

     MINORITY INTEREST. Minority interest in the year ended December 31, 2002 was a recovery of $124.9 million compared to a recovery of $233.5 million in 2001. Minority interest primarily represents the minority share of the net loss of International and the net earnings of the Partnership. In 2001, minority interest also included the minority's 50% share of the National Post net loss to August 31, which totaled $28.7 million.

RESULTS OF OPERATIONS BY SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2002 COMPARED TO 2001

CHICAGO GROUP

     Sales revenue in 2002 was $693.7 million compared with $686.3 million in 2001, an increase of $7.4 million or 1.1%. The increase results entirely from the slightly stronger United States dollar compared to the Canadian dollar on average in 2002 compared with 2001. In U.S. dollars, sales revenue was U.S. $441.8 million in 2002, a slight decrease compared with U.S. $442.9 million in 2001. Advertising revenue in 2002 was U.S. $341.3 million compared with U.S.$338.5 million in 2001, an increase of U.S. $2.8 million or 0.8%. Circulation revenue in 2002 was U.S. $89.4 million compared with U.S. $92.7 million in 2001, a decrease of U.S. $3.3 million or 3.6%. The decrease was primarily the result of price discounting.

     Cost of sales and expenses in 2002 were $591.6 million compared with $623.0 million in 2001, a decrease of $31.4 million or 5.0%. In U.S. dollars, cost of sales and expenses were U.S. $376.7 million in 2002 compared with U.S. $402.1 million in 2001, a decrease of U.S. $25.4 million or 6.3%. Cost savings were achieved across the board with reductions in compensation costs, in newsprint costs and in other operating costs. Reductions in compensation and other costs are the result of cost management initiatives undertaken during the course of 2002 and 2001; however, the reduction in newsprint cost was primarily the result of newsprint price decreases. The average newsprint cost per tonne was approximately 21% lower in 2002 than in 2001.

     Depreciation and amortization in 2002 was $42.4 million compared with $53.5 million in 2001, a reduction of $11.1 million. The reduction is largely the result of the adoption, effective January 1, 2002 of Section 3062, which resulted in goodwill and intangible assets with indefinite useful lives no longer being amortized. Amortization of approximately $15.3 million in 2001 related to such assets.

     Operating income in 2002 totaled $59.7 million compared with $9.8 million in 2001, an increase of $49.9 million. This increase is the result of lower newsprint, compensation and other operating costs in 2002 compared with 2001 and lower amortization expense resulting from the adoption of new accounting standards for goodwill and intangible assets.

U.K. NEWSPAPER GROUP

     In 2002, sales revenue for the U.K. Newspaper Group was $804.6 million compared with $801.1 million in 2001, an increase of $3.5 million or 0.4%. In pounds sterling, sales revenue was (pound)341.5 million in 2002 compared with (pound)358.9 million in 2001, a decrease of (pound)17.4 million or 4.8%. In 2002 compared to 2001, the pound sterling on average strengthened compared with the Canadian dollar. Advertising revenue at the Telegraph in 2002 was (pound)211.0 million compared with (pound)228.7 million in 2001, a decrease of (pound)17.7 million or 7.7%. Advertising revenues were lower in the recruitment and financial areas. Circulation revenue in 2002 was (pound)93.6 million at the Telegraph compared with (pound)94.5 million in 2001. Lower revenue from both a change in the mix of sales between single copy and subscribers and lower overall average circulation in 2002 compared with 2001 was partly offset by increased revenue resulting from single copy cover price increases of 5 pence in each of September 2001 and 2002 in respect of The Daily Telegraph.

     Total cost of sales and expenses in the year ended December 31, 2002 were $693.9 million compared with $703.3 million in 2001, a decrease of $9.4 million or 1.3%. In local currency, cost of sales and expenses in 2002 approximated (pound)294.3 million compared with (pound)314.9 million in 2001, a decrease of (pound)20.6 million or 6.5%. The majority of the decrease is due to a reduction in newsprint and compensation costs. The decrease in newsprint costs results from a reduction in consumption due to lower pagination as a result of lower advertising revenue, and a reduction in the average price per tonne of newsprint of 9.9%. Lower compensation costs in 2002 result primarily from reduced staff levels, mainly in editorial, which occurred at the end of 2001, as well as a general salary level freeze in 2002.

     Depreciation and amortization in 2002 was $35.9 million compared with $63.9 million in 2001, a reduction of $28.0 million. The reduction is primarily the result of the adoption, effective January 1, 2002, of new accounting standards, which resulted in goodwill and other intangible assets with indefinite useful lives not being amortized in 2002. Amortization expense of approximately $25.9 million in 2001 related to such assets.

     Operating income in 2002 totaled $74.8 million compared with $33.9 million in 2001, an increase of $40.9 million. The increase in operating income, in local currency, is the result of lower newsprint and compensation costs and reduced amortization expense resulting from the adoption of new accounting standards, reduced by lower advertising revenue. In addition, the strength of the pound sterling on average in 2002 compared with the Canadian dollar, further improved operating income in Canadian dollars.

CANADIAN NEWSPAPER GROUP

     Sales revenue at the Canadian Newspaper Group in 2002 was $109.1 million compared with $305.1 million in 2001, a decrease of $196.0 million. The operating loss was $5.3 million in 2002 compared with an operating loss of $50.4 million in 2001, a decrease of $45.1 million. The results for 2001 included the results of the National Post and other Canadian newspaper properties, all of which were sold during 2001. The newspapers that were sold accounted for the majority of the decrease in year-over-year sales revenue and the net reduction in year-over-year operating loss. The 2001 operating loss included a $57.3 million operating loss for the National Post for the period January 1 to August 31, when the National Post was sold. Sales revenue for operations owned throughout 2001 and 2002 was $108.8 million in 2002 and $114.1 million in 2001, a decrease of $5.3 million or 4.6%. The decrease primarily resulted from lower sales revenue at the Business Information Group.

COMMUNITY GROUP

     In 2002, sales revenue was $20.8 million and the operating loss was $8.2 million compared with sales revenue of $29.6 million and an operating loss of $5.3 million in 2001. The results for 2001 include the last remaining U.S. Community Group newspaper which had operating revenue of U.S. $0.8 million and an operating loss of U.S. $0.2 million in 2001. Sales revenue at the Jerusalem Post in 2002 was U.S.$13.2 million compared with U.S. $19.1 million in 2001, a decrease of U.S. $5.9 million. Advertising revenue declined U.S. $1.9 million, circulation revenue declined U.S. $1.7 million and printing revenue declined U.S.$2.3 million, each due to the poor economic climate in Israel. In addition in the past, Jerusalem Post derived a relatively high percentage of its revenues from printing as a result of a long-term contract to print and bind copies of the Golden Pages, Israel's equivalent of a Yellow Pages telephone directory. During 2002, Golden Pages effectively cancelled this agreement and has ceased placing printing orders. An action was commenced by the Jerusalem Post in 2003 seeking damages for the alleged breach of contract. In addition, amortization expense in the amount of $0.9 million at the Jerusalem Post in 2001 was not incurred in 2002 as a result of new accounting standards for goodwill.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001 COMPARED TO 2000

    NET EARNINGS (LOSS). The Company had a net loss of $131.9 million in 2001 or a loss of $3.91 per retractable common share compared with net earnings of $189.4 million in 2000 or $5.11 per retractable common share. The results of both years included a large number of unusual items. In 2001, the net loss from unusual items after income taxes and minority interest amounted to $74.0 million compared with net income from unusual items after income taxes and minority interest, in 2000 of $219.5 million. Excluding the net effect of unusual items, the net loss in 2001 was $57.9 million compared with a net loss of $30.1 million in 2000.

    SALES REVENUE. Sales revenue in 2001 was $1,822.1 million compared with $3,158.3 million in 2000, a decrease of $1,336.2 million. The overall decrease in sales revenue was primarily due to the sale of Canadian Newspaper Group properties in both 2000 and 2001 and the 2000 sale of Community Group newspaper properties. In addition, lower sales revenue at the U.K. Newspaper Group and the Chicago Group on a same store basis contributed to the decrease. However, the acquisition of Fox Valley Publications Inc. (formerly Copley Group) in December 2000 increased total Chicago Group sales revenue.

    COST OF SALES AND EXPENSE. Total cost of sales and expenses in 2001 were $1,730.1 million compared with $2,586.2 million in 2000, a decrease of $856.1 million. The decrease in costs primarily results from the sales of Canadian Newspaper Group properties in both 2000 and 2001 and the sale of Community Group newspaper properties in 2000. In addition newsprint expense in respect of properties owned throughout both 2000 and 2001 was lower mainly as a result of lower consumption at the U.K. Newspaper Group and the Chicago Group. Cost of sales and expenses are net of betterments capitalized. On completion of a detailed impairment analysis of the cumulative betterments capitalized, principally in respect of the U.K. Newspaper Group, a write-down of $37.8 million was taken in the fourth quarter of 2001 and included in cost of sales and expenses. This partly offsets the decreases noted above.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization in 2001 totaled $144.7 million compared with $219.9 million in 2000, a decrease of $75.2 million. Lower depreciation and amortization resulting from the sale of properties in both the Community Group and Canadian Newspaper Group was in part offset by increased depreciation at the Chicago Group related to the new printing facility and increased depreciation and amortization resulting from the Fox Valley Publications Inc. acquisition in December 2000.

    INVESTMENT AND OTHER INCOME. Investment and other income in 2001 totaled $97.3 million compared with $28.1 million in 2000, an increase of $69.2 million. Investment and other income in 2001 included interest on the CanWest debentures until the sale of participation interests in August and December, interest on the remaining CanWest debentures, dividends on CanWest shares and bank interest on the significant cash balance primarily accumulated from the proceeds of the sale in 2001 of Canadian newspaper properties and the sale of CanWest shares and participation interests in CanWest debentures. In 2000, interest and dividend income on CanWest investments was received only for the period November 17 to December 31.

    INTEREST ON LONG-TERM DEBT. Interest on long-term debt amounted to $122.7 million in 2001 compared with $220.0 million in 2000, a decrease of $97.3 million. This decrease primarily results from the significantly lower debt levels during 2001 compared with 2000. In November 2000, International repaid U.S.$972.0 million of its senior credit facility with the proceeds from the sale of properties to CanWest.

    UNUSUAL ITEMS. Unusual items in 2001 amounted to a loss of $295.4 million compared with a gain of $700.9 million in 2000. Unusual items in 2001 included a loss on sale of investments of $240.1 million, being primarily the loss on sale of participations in CanWest debentures and a loss on sale of CanWest shares, a net loss of $23.0 million on sale of publishing interests including the loss on sale of National Post, partly offset by gains on sales of Canadian properties, a $79.9 million write-off of investments, a $29.6 million realized loss on International's Total Return Equity Swap, a pension and post retirement plan liability adjustment of $16.8 million primarily in respect of retired former Southam employees, redundancy, rationalization and other costs of $16.9 million and $7.2 million of duplicated costs resulting from operating two plants during the start-up of a new plant in Chicago. These unusual losses were reduced by a $59.4 million gain on the effective sale of International shares and a $58.7 million accounting gain resulting from a decrease in the required pension valuation allowance in respect of Canadian Newspaper Group pension plans due to a decline in the value of plan assets.

    Unusual items in 2000 included $697.9 million of gains on sales of publishing interests, being primarily the sale of Canadian properties to CanWest and the sale of most of the remaining United States Community Group newspaper properties, a $47.9 million gain on sale of investments, a $28.5 million gain on the effective sales of International shares and a $25.8 million gain on the dilution of the investment in Interactive Investor International. These gains were reduced by a loss on the write-off of investments of $31.4 million, redundancy, rationalization and other costs of $41.5 million, the write-off of financing fees of $16.1 million and $10.1 million of duplicated costs resulting from operating two plants during the start-up of the new plant in Chicago.

    INCOME TAXES. In 2001, the effective tax rate was lower than the effective tax rate in 2000 due to the impact of significantly higher losses of the National Post, for which a tax benefit is not being recorded.

    MINORITY INTEREST. Minority interest in 2001 was a recovery of $233.5 million compared with an expense of $331.1 million in 2000. Minority interest primarily represents the minority share of the results of International, and the net earnings of the Partnership and in 2001, the minority's share of the National Post losses. In 2001, International reported a significant net loss including unusual losses whereas in 2000 International reported net earnings including unusual gains. Minority interest reflects the minority's share of these results.

RESULTS OF OPERATIONS BY SEGMENT FOR THE YEAR ENDED DECEMBER 31, 2001 COMPARED TO 2000

CHICAGO GROUP

    Sales revenue in 2001 was $686.3 million compared with $596.8 million in 2000, an increase of $89.5 million. In United States dollars, sales revenue was US$442.9 million in 2001 compared with US$401.4 million, an increase of US$41.5 million. Advertising revenue was US$338.5 million in 2001 compared with US$305.0 million in 2000, an increase of US$33.5 million. Circulation revenue was US$92.7 million in 2001 compared with US$80.3 million in 2000, an increase of US$12.4 million. Printing and other revenue was US$11.7 million in 2001 compared with US$16.1 million in 2000, a decrease of US$4.4 million.

    Chicago Group results are based on standard accounting periods, which for 2000 resulted in a 53-week year for the reported results of the Chicago Group only. The effect of the 53rd week in 2000 was to add US$6.0 million to sales revenue and US$6.2 million to operating costs and expenses. On December 15, 2000, the acquisition of Chicago Suburban Newspapers from Copley Group was completed and operating results of this group have been included since that time. Revenues for operations owned in both years, excluding Chicago Suburban Newspapers ("same store") and based on a 52-week year in 2000, were US$363.6 million for 2001, compared with US$392.0 million in 2000. Advertising revenue in 2001, on a same store 52-week basis, was US$20.0 million or 6.7% lower than in 2000. Circulation revenue on a same store 52-week basis, in 2001, was US$2.7 million or 3.5% lower than in 2000. Chicago Sun-Times average daily circulation in 2001 was higher than in 2000; however, circulation revenue for 2001 was lower than in 2000 as a result of price discounting to build and maintain market share in response to competitive activity. Printing and other revenue, on a same store 52-week basis was US$10.1 million in 2001 compared with US$15.8 million in 2000, a decrease of US$5.7 million.

    Cost of sales and expenses in 2001 were $623.0 million compared with $504.1 million in 2000, an increase of $118.9 million. In US dollars, costs of sales and expenses were US$402.1 million in 2001 compared with US$339.0 million in 2000, an increase of US$63.1 million. Newsprint expense in 2001 was US$76.4 million compared with US$69.2 million in 2000, an increase of US$7.2 million. Compensation costs were US$178.7 million in 2001 compared with US$150.9 million in 2000, an increase of US$27.8 million. Other operating costs were US$147.0 million in 2001 compared with US$118.9 million in 2000, an increase of US$28.1 million. On a same store 52-week basis, cost of sales and expenses were US$328.5 million compared with US$329.9 million in 2000, a decrease of US$1.4 million or 0.4%. Same store newsprint expense in 2001 was US$67.5 million, compared to US$67.6 million in 2000. Average newsprint prices in 2001 were approximately 11% higher than in 2000. In 2001, newsprint consumption was significantly less than in 2000 as a result of lower page counts due to reduced advertising revenue, a reduction in commercial printing, and general cost controls. On a same store 52-week basis, compensation and other costs decreased US$1.3 million or 0.5% year over year. The lower compensation costs result from staff reductions across the Chicago Group offset in part by increased medical costs and workers compensation costs. Other operating costs are lower as a result of reduced commercial printing production costs, and general cost reductions across all areas. On a same store basis depreciation and amortization increased US$6.3 million mainly as a result of higher depreciation charges related to the new Chicago printing facility.

     Operating income in 2001 totaled $9.8 million compared with $55.4 million in 2000, a decrease of $45.6 million. On a same store 52-week basis in United States dollars, operating income was US$16.9 million in 2001 compared with US$37.0 million in 2000, a decrease of US$20.1 million. The decrease results primarily from lower sales revenue, increased depreciation and amortization offset in part by lower compensation and other operating costs. The acquisition of Chicago Suburban Newspapers in 2000 added US$79.3 million to sales revenue and operating income of US$2.4 million in 2001.

U.K. NEWSPAPER GROUP

     In 2001, sales revenue for the U.K. Newspaper Group was $801.1 million compared with $882.2 million in 2000, a decrease of $81.1 million or 9.2%. In 2001 compared to 2000, the pound sterling on average weakened compared with the Canadian dollar. In pounds sterling, sales revenue was (pound)358.9 million in 2001 compared with (pound)392.3 million in 2000, a decrease of (pound)33.4 million or 8.5%. The decrease in revenue was almost entirely the result of lower advertising revenue. Advertising revenue in 2001 was (pound)228.7 million compared with (pound)255.9 million in 2000, a decrease of (pound)27.2 million or 10.6%. Circulation revenue in 2001 was (pound)94.5 million compared with (pound)95.7 million in 2000. On September 5, 2001, the price of The Daily Telegraph on Monday to Friday increased from 45 pence to 50 pence and on September 8, 2001, the price of The Daily Telegraph on Saturday increased from 75 pence to 85 pence. The price increases improved circulation revenue in the last quarter of 2001.

     Cost of sales and expenses in 2001 were $703.3 million compared with $684.9 million in 2000, an increase of $18.4 million or 2.7%. In local currency, cost of sales and expenses in 2001 approximated (pound)314.9 million compared with (pound)305.9 million in 2000, an increase of (pound)9.0 million or 2.9%. Newsprint expense in local currency was (pound)64.7 million in 2001 compared with (pound)60.6 million in 2000, an increase of (pound)4.1 million or 6.8%. This increase results from the significant increase in newsprint prices in 2001 compared to 2000, offset in part by 4% lower consumption in 2001 compared to 2000. In addition, cost of sales and expenses are net of betterments capitalized. On completion of a detailed impairment analysis during 2001 of the cumulative betterments capitalized, a write down was taken in the fourth quarter of 2001, resulting in a net reduction in betterments capitalized year over year of (pound)9.8 million. The increased cost of sales and expenses in 2001 compared with 2000 resulted from increased newsprint costs and the net reductions in betterments capitalized reduced in part by lower other operating costs.

     Depreciation and amortization in 2001 was $63.9 million compared with $58.1 million in 2000, an increase of $5.8 million.

     Operating income in 2001 totaled $33.9 million compared with $139.1 million in 2000, a decrease of $105.2 million. The decrease in operating income, is primarily the result of lower advertising revenue, increased newsprint costs, the net reduction in betterments capitalized and increased depreciation and amortization offset in part by lower other operating costs.

CANADIAN NEWSPAPER GROUP

     Sales revenue in the Canadian Newspaper Group was $305.1 million in 2001 compared with $1,579.2 million in 2000 and in 2001 there was an operating loss of $50.4 million compared with operating income of $174.1 million in 2000. The significant decrease in both sales revenue and operating income was largely a result of the sale of newspaper assets in November 2000 to CanWest, the sale of UniMedia Company completed in January 2001, the July and November 2001 sales of operations to Osprey and the August 31, 2001 sale of the National Post.

Included in the $50.4 million operating loss for the year ended December 31, 2001, are overhead costs of approximately $3.8 million that are not expected to be incurred in 2002. Also included is a $2.6 million expense in respect of employee benefit costs of retired former Southam employees.

COMMUNITY GROUP

     Sales revenue and operating income were $29.6 million and a loss of $5.3 million in 2001, compared to $100.1 million and operating income of $6.7 million in 2000. The significant decrease in both sales revenue and operating income results almost entirely from the sale of Community Group properties that occurred primarily during 2000. During the third quarter of 2001, the last remaining U.S. Community Group property was sold. At December 31, 2001, the Jerusalem Post was the only Community Group property still owned by the Company.

B.  LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL CONDITION AND CASH FLOWS

     The Company is an international holding company and its assets consist primarily of investments in its subsidiaries and affiliated companies. As a result, the Company's ability to meet its future financial obligations, on a non-consolidated basis, is dependent upon the availability of cash flows principally from International through dividends and other payments. International and the Company's other subsidiaries and affiliated companies are under no obligation to pay dividends. International's ability to pay dividends on its common stock may be limited as a result of its dependence on the receipt of dividends and other receipts primarily from Publishing. Publishing and its principal United States and foreign subsidiaries are subject to statutory restrictions and restrictions in debt agreements that limit their ability to pay dividends. Substantially all of the assets of Publishing and its material U.S. and U.K. subsidiaries have been pledged to the group's lenders. The Company's right to participate in the distribution of assets of any subsidiary or affiliated company upon its liquidation or reorganization will be subject to the prior claims of the creditors of such subsidiary or affiliated company, including trade creditors, except to the extent that the Company may itself be a creditor with recognized claims against such subsidiary or affiliated company.

     On a non-consolidated basis, the Company has experienced a shortfall between the dividends and fees received from its subsidiaries and its obligations to pay its operating costs, including interest and dividends on its preference shares, and such shortfalls are expected to continue in the future. Accordingly, the Company is dependent upon the continuing financial support of RMI to fund such shortfalls and, therefore, pay its liabilities as they fall due. RMI is a wholly owned subsidiary of Ravelston, the Company's ultimate parent company. On March 10, 2003, concurrent with the issue of U.S. $120.0 million Senior Secured Notes due 2011, RMI entered into a support agreement with the Company. Under the agreement, RMI has agreed to make annual support payments in cash to the Company on a periodic basis by way of contributions to the capital of the Company (without the issuance of additional shares of the Company) or subordinated debt. The annual support payments will be equal to the greater of (a) the Company's negative net cash flow (as defined) for the relevant period (which does not extend to outlays for retractions or redemptions), determined on a non-consolidated basis, and (b) U.S.$14.0 million per year (less any payments of management services fees by International directly to the Company or NB Inc. and any excess in the net dividend amount that the Company and NB Inc. receive from International over U.S.$4.65 million per year), in either case as reduced by any permanent repayment of debt owing by Ravelston to the Company. Pursuant to this arrangement, RMI has made payments to the Company in respect of the period from March 10 to March 31, 2003 in the amount of U.S.$1.1 million.

     RMI currently derives all of its income and operating cash flow from the fees paid pursuant to Services Agreements with International and its subsidiaries. RMI's ability to provide the required financial support under the support agreement with the Company is dependent on RMI continuing to receive sufficient fees pursuant to those Services Agreements. The Services Agreements may be terminated by either party by giving 180 days notice. The fees in respect of the Services Agreements are negotiated annually with and approved by the audit committee of International. The fees to be paid to RMI for the year ending December 31, 2003 amount to approximately U.S.$22.0 million to U.S.$24.0 million and were approved in February 2003. The fees in respect of the periods after December 31, 2003 have not yet been negotiated or approved. If in any quarterly period after April 1, 2003 the Company fails to receive in cash a minimum aggregate amount of at least U.S.$4.7 million from a) payments made by RMI pursuant to the support agreement and b) dividends paid by International on its shares held by the Company, the Company would be in default under its Senior Secured Notes. Based on the Company's current investment in International and the current quarterly dividend paid by International of U.S.$0.05 per share, the minimum support payment required to be made by RMI to avoid such a default is approximately U.S.$3.5 million per quarter or U.S.$14.0 million annually. This default could cause the Senior Secured Notes to become due and payable immediately.

Initially, the support amount to be contributed by RMI will be satisfied through the permanent repayment by Ravelston of its approximate $16.4 million of advances from the Company, which resulted from the use of proceeds of the Company's issue of its Senior Secured Notes. Thereafter, all support amount contributions by RMI will be made through contributions to the capital of the Company, without receiving any additional shares of the Company, except that, to the extent that the minimum payment exceeds the negative net cash flow of the Company, the amounts will be contributed through an interest-bearing, unsecured, subordinated loan to the Company. The support agreement terminates upon the repayment of the Senior Secured Notes which mature in 2011. The Senior Secured Notes are secured by a first priority lien on 10,108,302 shares of International's Class A common stock and 14,990,000 shares of International's Class B common stock owned by the Company and NB Inc. Therefore, at June 19, 2003, the Company and NB Inc., in total, hold only 1,148,236 shares of International Class A common stock which are unencumbered, the current market value of which approximates US$12.9 million.

     On March 10, 2003, the Company repaid the amount due to Ravelston, made an advance to Ravelston and repaid all borrowings under its revolving credit facility and operating line of credit with the proceeds of its issuance of Senior Secured Notes. Currently, the Company does not have a line of credit. The Trust Indenture governing the Senior Secured Notes places certain limitations on the Company's ability to incur additional indebtedness and the ability to retract the Series II and III preference shares and the retractable common shares.

     In addition, on March 10, 2003, Ravelston and RMI entered into a contribution agreement with the Company. The contribution agreement is not pledged to the trustee for the Notes, and holders of the Notes are not entitled to any rights thereunder. The contribution agreement sets out the manner in which RMI will make support payments to the Company as described above. Ravelston has guaranteed RMI's obligations under the contribution agreement and its obligation to make support payments to the Company under the support agreement. Ravelston's guarantee will not enure to the benefit of, or be enforceable by, the trustee for the Notes or holders of the Notes. The Company has pledged the benefit of this guarantee as security for its obligations under the indebtedness of NB Inc. due to International. The contribution agreement will terminate upon the repayment in full of the Notes, the termination of the support agreement or if the Company ceases to be a public company.

RETRACTABLE SHARES.

     The Company's issued capital stock consists of Series II preference shares, Series III preference shares and retractable common shares, each of which is retractable at the option of the holder. On retraction, the Series II preference shares are exchangeable into a fixed number of shares of the Company's Class A common stock of International or, at the Company's option, cash of equivalent value. The Series III preference shares were retractable at the option of the holder for a retraction price payable in cash, which fluctuated by reference to two benchmark Government of Canada bonds having a comparable yield and term to the shares and, after May 1, 2003, are retractable for a cash payment of $9.50 per share. The Series II preference shares provide for redemption on April 30, 2004 at $10.00 per share. The retractable common shares are retractable at any time at the option of the holder at their retraction price (which is fixed from time to time) in exchange for the Company's International Class A common stock of equivalent value or, at the Company's option, cash. There is uncertainty regarding the Company's ability to meet future retractions of preference shares and retractable common shares. Under corporate law, the Company is not required to make any payment to redeem any shares in certain circumstances, including if the Company's liquidity would be unduly impaired as a consequence. If, when shares are submitted by holders for retraction or when the Company is obliged to redeem the Series III preference shares on April 30, 2004, there are reasonable grounds for believing that, after making the payment in respect of those shares, the Company's liquidity would be unduly impaired, the retractions and redemptions will not be completed. In such event, shareholders would not become creditors of the Company but would remain as shareholders until such time as the retraction is able to be completed under applicable law. The Company's uncertain ability to make payments on future retractions and redemptions of shares is due to the fact that liquidity of its assets is limited at present, given that substantially all of its shares of International common stock were provided as security for the Senior Secured Notes.

     During the period April 1, 2003 to May 16, 2003 holders of 3,651,784 Series III preference shares, holders of 504,989 Series II preference shares, and holders of 22,500 retractable common shares have submitted retraction notices to the Company. As of May 20, 2003, the Company has completed or announced that it is able to complete the retraction of 504,989 Series II preference shares for 232,293 shares of International Class A common stock, 876,050 Series III preference shares for approximately $7.7 million in cash and 22,500 retractable common shares for cash of $124,000. This completed all retraction notices received up to and including April 30, 2003.

     On May 20, 2003, after careful deliberation, the Company concluded that it was not able to complete the retractions of shares submitted after April 30, 2003 without unduly impairing its liquidity. Since April 30, 2003 and up to and including June 19, 2003, the Company has received retraction notices from holders of 2,939,543 Series III preference shares of which 1,281,239 retraction notices were subsequently withdrawn, leaving retraction notices from holders of 1,658,354 Series III preference shares for aggregate retraction proceeds of approximately $15.8 million which are unable to be completed at the current time. In addition, during the same time period, retraction notices were received from the holders of 357,958 Series II preference shares for aggregate retraction proceeds of 164,660 shares of International Class A common stock or cash of approximately $2.5 million, which are unable to be completed at the current time.

     Giving effect to the retractions completed as of June 19, 2003, there continues to be outstanding 3,775,990 Series II preference shares (exchangeable for 1,736,955 shares of Class A common stock of International), 9,271,175 Series III preference shares and 32,917,186 retractable common shares.

     The Company's Series III preference shares have a fixed redemption date on April 30, 2004 for a cash payment of $10.00 per share plus any accrued and unpaid dividends to that date. The total cost to redeem all of the issued and outstanding Series III preference shares would be $92.7 million. The Company made an offer to exchange all of its Series III preference shares for newly issuable Series IV preference shares having comparable terms, except for a higher dividend rate (8% compared to 7% for the Series III preference shares) and a longer term to mandatory redemption (April 30, 2008 compared to April 30, 2004). Holders will have the right at any time to retract Series IV preference shares for a retraction price payable in cash which, during the first four years will be calculated using 95% of prices for Government of Canada Bonds having a comparable yield and term, and during the fifth year will be $9.50 per share (plus unpaid dividends in each case). On June 9, 2003, the Company announced that it was permitting the exchange offer to expire because holders of at least 5,000,000 of the Series III preference shares had not accepted the offer.

     The Company will periodically review its liquidity position to determine if and when further retractions can be completed. The Company will not complete retractions or redemptions if to do so would unduly impair its liquidity. Retractions of Series II preference shares and Series III preference shares will be processed on a combined basis in order determined by their retraction date (with equal ranking of the series) in advance of any retractable common shares that are submitted for retraction. Following the satisfaction of all pending retracted Series II preference shares and Series III preference shares, retractions of the retractable common shares will be processed in order determined by their retraction date. Accordingly, retractions of retractable common shares cannot be completed as long as there are pending and unsatisfied retractions of Series II preference shares and Series III preference shares.

RETRACTION PRICE OF RETRACTABLE COMMON SHARES OF HOLLINGER INC.

     The retractable common shares of the Company have terms equivalent to common shares, except that they are retractable at any time by the holder for their retraction price in exchange for shares of the Company's holding of International Class A common stock of equivalent value. The Company has the right to settle the retraction price by cash payment. The retraction price determined each quarter (or, in certain specific cases more frequently) by the Company's Retraction Price Committee, is between 90% and 100% of the Company's current value, being the aggregate fair market value of all of its assets less the aggregate of (i) the maximum amount payable at such date by the Company on its liquidation, dissolution or winding-up in respect of outstanding preference shares other than the retractable common shares, and (ii) its liabilities, including any tax liabilities that would arise on a sale of all or substantially all of its assets, which, in the opinion of the Board, would not be refundable at such date, divided by the number of retractable common shares outstanding on such date.

     Currently the Company and its wholly owned subsidiaries, which excludes International, have assets which consist principally of the investment in International together with other miscellaneous investments. The Company as at June 19, 2003 directly and indirectly owned 11,256,538 shares of Class A common stock and 14,990,000 shares of Class B common stock of International with a then market value of approximately U.S.$294.2 million. The Company's significant liabilities include U.S.$120.0 million 11 7/8% Senior Secured Notes due 2011, Series II preference shares, which are exchangeable into 1,736,955 shares of International Class A common stock with a current value of approximately U.S.$19.5 million and Series III preference shares which are redeemable on April 30, 2004 for an aggregate of $92.7 million.

     The retraction price of the retractable common shares during 2002 and early 2003 was as follows:

                             Per Retractable
                               Common Share
January 10, 2002                 $ 7.50
April 11, 2002                   $ 9.50
July 9, 2002                     $ 7.50
October 3, 2002                  $ 5.50
January 7, 2003                  $ 5.50
April 2, 2003                    $ 1.75

     The decline in the retraction price of the retractable common shares from $5.50 per share on January 7, 2003 to $1.75 per share on April 2, 2003 primarily results from the lower market price of shares of International Class A common stock and a strengthening of the Canadian dollar relative to the U.S. dollar.

     Since at the current time the Company is unable to complete retractions in respect of retraction notices received for Series III preference shares, the Company would be unable to complete any retraction notices received in the future in respect of retractable common shares until all preference share retraction notices, received by the Company and not withdrawn, are completed.

     At June 19, 2003 there are 33,891,404 retractable common shares issued and outstanding, of which 26,516,886 are held by Ravelston and its affiliates.

WORKING CAPITAL

     Working capital consists of current assets less current liabilities. At December 31, 2002, working capital, excluding the current portion of long-term debt obligations and the related funds held in escrow, was a deficiency of $604.4 million compared to working capital of $133.6 million at December 31, 2001. Current assets excluding funds held in escrow were $594.4 million at December 31, 2002 compared with $1,196.9 million at December 31, 2001. Current liabilities, excluding debt obligations, but including short-term bank indebtedness, were $1,051.6 million at December 31, 2002, compared with $1,063.3 million at December 31, 2001. Current liabilities at December 31, 2002 include $147.3 million in respect of retractable preference shares and the related deferred unrealized gain. These retractable preference shares are included in current liabilities since they are retractable at any time at the option of the holder. Also included in current liabilities are approximately $436.7 million of income taxes that have been provided on gains on sales of assets computed on tax bases that result in higher gains for tax purposes than for accounting purposes. Strategies have been and may be implemented that may also defer and/or reduce these taxes but the effects of these strategies have not been reflected in the accounts. While the timing of the payment of such income taxes, if any, is uncertain, the Company does not expect any significant amounts to be paid in 2003.

     The reduction in working capital in 2002, excluding the current portion of long-term debt obligations and related funds held in escrow, is primarily the result of the retractable preference shares being included in current liabilities and the reduction in cash and cash equivalents as a result of the pay-down of long-term debt since December 31, 2001, offset by the reduction in bank indebtedness. During the year ended December 31, 2002, approximately U.S.$370.8 million of cash and cash equivalents, which included both principal repayments and related premiums, was used to retire a portion of Publishing's long-term debt.

     During January 2002, the Company's revolving bank credit facility was reduced to $81.9 million from $120.4 million at December 31, 2001, using proceeds from the sale of 2,000,000 shares of International's Class A common stock. During 2001, the Company reduced its bank indebtedness by $173.4 million with proceeds from the sale of

7.1 million shares of International's Class A common stock to International for cancellation and from the December 2001 sale to third parties of 2,000,000 shares of International's Class A common stock.

     At December 31, 2002, the Company had fully borrowed on its bank operating line that provided for up to $10.0 million of borrowings and its revolving bank credit facility that provided for up to $80.8 million in borrowings. The Company's revolving bank credit facility was secured by International shares owned by the Company and bore interest at the prime rate plus 2.5% or the bankers' acceptance ("BA") rate plus 3.5%. Under the terms of the revolving bank credit facility, the Company and its wholly owned subsidiaries were subject to restrictions on the incurrence of additional debt. The revolving bank credit facility was amended and restated on August 30, 2002 and was to mature on December 2, 2002. A mandatory repayment of the revolving bank credit facility in the amount of $50.0 million was required by December 2, 2002 and if such payment was made, the lenders could have consented to an extension of the maturity date to December 2, 2003 in respect of the principal outstanding. On December 2, 2002, the lenders extended the $50.0 million principal repayment date to December 9, 2002. This repayment was not made, and on December 9, 2002, the bank credit facility was amended to require a principal repayment of $44.0 million on February 28, 2003 with the balance maturing on December 2, 2003. As a result of the impending closing of the Company's Senior Secured Note issue, the lenders further extended the due date for the repayment of $44.0 million to March 14, 2003. On March 10, 2003, the revolving bank credit facility in the amount of $80.8 million and the bank operating line of $10.0 million were repaid with part of the proceeds of the Company's issue of Senior Secured Notes.

     On October 3, 2002, International entered into a term lending facility and borrowed U.S.$50.0 million ($79.6 million). As a result of International's borrowing under this term lending facility, the Company was in default of a covenant under its revolving bank credit facility which, while in default, resulted in borrowings being due on demand. The Company's banks waived the default and on December 23, 2002 International repaid the full amount borrowed under the term lending facility.

LONG-TERM DEBT

     Long-term debt, including the current portion, was $1,789.3 million at December 31, 2002 compared with $1,351.6 million at December 31, 2001.

     On March 10, 2003, the Company issued U.S. $120.0 million aggregate principal amount of 11 7/8% Senior Secured Notes due 2011. The total net proceeds were used to repay the Company's revolving bank credit facility and bank operating line, repay amounts due to Ravelston and to make an advance to Ravelston. The Senior Secured Notes are fully and unconditionally guaranteed by RMI and are secured by a first priority lien on 10,108,302 shares of International's Class A Common stock and 14,990,000 shares of Class B common stock owned by the Company NB Inc.

     On December 23, 2002, certain of International's subsidiaries entered into an amended and restated U.S. $310.0 million Senior Credit Facility with a group of financial institutions arranged by Wachovia Bank, N.A. (the "Senior Credit Facility").

     The Senior Credit Facility consists of (a) a U.S. $45.0 million revolving credit facility, which matures on September 30, 2008 (the "Revolving Credit Facility"), (b) a U.S. $45.0 million Term Loan A, which matures on September 30, 2008 ("Term Loan A") and (c) a U.S. $220.0 million Term Loan B, which matures on September 30, 2009 ("Term Loan B"). Publishing (a wholly owned direct subsidiary) and Telegraph Group Limited ("Telegraph Group", a wholly owned indirect United Kingdom subsidiary) are the borrowers under the Revolving Credit Facility and First DT Holdings Ltd. ("FDTH", a wholly owned indirect U.K. subsidiary) is the borrower under Term Loan A and Term Loan B. The Revolving Credit Facility and Term Loans bear interest at either the Base Rate (U.S.) or U.S. $ LIBOR, plus an applicable margin. Cross-currency floating to fixed rate swaps from U.S.$ LIBOR to Sterling fixed rate have been purchased in respect of all amounts advanced under the Senior Credit Facility. No amounts have currently been drawn under the Revolving Credit Facility

     Publishing's borrowings under the Senior Credit Facility are guaranteed by Publishing's material U.S. subsidiaries, while FDTH's and Telegraph Group's borrowings under the Senior Credit Facility are guaranteed by Publishing and its material U.S. and U.K. subsidiaries. International is also a guarantor of the Senior Credit Facility. Publishing's borrowings under the Senior Credit Facility are secured by substantially all of the assets of Publishing and its material U.S. subsidiaries, a pledge of all of the capital stock of Publishing and its material U.S. subsidiaries and a pledge of 65% of the capital stock of certain foreign subsidiaries. FDTH's and Telegraph Group's borrowings under the Senior Credit Facility are secured by substantially all of the assets of Publishing and its material U.S. and U.K. subsidiaries and a pledge of all of the capital stock of Publishing and its material U.S. and U.K. subsidiaries. International's assets in Canada have not been pledged as security under the Senior Credit Facility.

     The Senior Credit Facility loan documentation requires Publishing to comply with certain covenants which include, without limitation and subject to certain exceptions, restrictions on additional indebtedness; liens; certain types of payments (including without limitation, capital stock dividends and redemptions, payments on existing indebtedness and intercompany indebtedness), and on incurring or guaranteeing debt of an affiliate, making certain investments and paying management fees; mergers, consolidations, sales and acquisitions; transactions with affiliates; conduct of business, except as permitted; sale and leaseback transactions; changing fiscal year; changes to holding company status; creating or allowing restrictions on taking action under the Senior Credit Facility loan documentation; and entering into operating leases, subject to certain baskets and exceptions. The Senior Credit Facility loan documentation also contains customary events of default.

     On December 23, 2002, Publishing issued U.S. $300.0 million aggregate principal amount of 9% senior unsecured notes due 2010 (the "9% Senior Notes") at par to certain qualified institutional buyers ("QIBs") pursuant to Rule 144A under the Securities Act of 1933, as amended. The aggregate commissions were U.S. $8.3 million. The proceeds from the sale of the 9% Senior Notes, together with drawdowns under the Senior Credit Facility and available cash balances, were used to redeem approximately U.S. $239.9 million of Publishing's Senior Subordinated Notes due 2006 and approximately U.S. $265.0 million of Publishing's Senior Subordinated Notes due 2007, plus applicable premium and accrued interest to the date of redemption, and to make a distribution of U.S. $100.0 million to International. International used the distribution (a) to repay all amounts borrowed by International on October 3, 2002 under its loan agreement with Trilon International Inc., (b) to retire the equity forward purchase agreements between International and certain Canadian chartered banks (the "Total Return Equity Swap") made as of October 1, 1998, as amended, and (c) for other general corporate purposes. The trust indenture in respect of the 9% Senior Notes contains customary covenants and events of default, which are comparable to those under the Senior Credit Facility.

     On February 14, 2002, Publishing commenced a cash tender offer for any and all of its outstanding 8.625% Senior Notes due 2005. In March 2002, Senior Notes in the aggregate principal amount of U.S. $248.9 million had been validly tendered pursuant to the offer and these Senior Notes were paid out in full. In addition, in 2002, Publishing purchased for retirement an additional U.S.$41.1 million in aggregate principal amount of the Senior Notes and Senior Subordinated Notes. The total principal amount of Publishing's Senior Notes and Senior Subordinated Notes retired during 2002 was U.S. $290.0 million. The premiums paid to retire the debt totaled U.S. $27.1 million, which, together with a write-off of U.S. $8.3 million of related deferred financing costs, have been presented as an unusual item.

AMOUNT DUE TO INTERNATIONAL FROM NB INC.

     The amount due to International from NB Inc. at December 31, 2002, including accrued interest, totaled U.S.$45.8 million. On March 10, 2003 International repurchased for cancellation, from NB Inc., 2,000,000 shares of Class A common stock of International at U.S.$8.25 per share for total proceeds of U.S.$16.5 million and redeemed from NB Inc., pursuant to a redemption request, all of the 93,206 outstanding shares of Series E Redeemable Convertible Preferred Stock of International at the fixed redemption price of $146.63 per share. Proceeds from the repurchase and redemption were offset against the debt due to International from NB Inc., resulting in net outstanding debt due to International of approximately U.S.$20.4 million as of March 10, 2003. The remaining debt of U.S.$20.4 million was subordinated in right of payment to the 11 7/8% Senior Secured Notes due 2011 and the interest rate amended to 14.25% if paid in cash and 16.5% if paid in kind.

     Effective April 30, 2003, U.S.$15.7 million principal amount of NB Inc.'s subordinated debt was transferred by International to HCPH Co., a subsidiary of International, and subsequently transferred to RMI by HCPH Co., in satisfaction of a non-interest bearing demand loan due from HCPH Co. to RMI. After the transfer, NB Inc.'s debt to International was approximately U.S.$4.7 million and NB Inc.'s debt to RMI was approximately U.S.$15.7 million. The debts owing by NB Inc. to RMI and owing by NB Inc. to International each bears interest at the rate of 14.25% if interest is paid in cash and 16.50% if it is paid in kind, except that RMI has waived its right to receive interest until further notice. The debts owing by NB Inc. are subordinated to the Senior Secured Notes for so long as the Senior Secured Notes are outstanding, and that portion of the debt due from NB Inc. to International is guaranteed by RCL and the Company. International entered into a subordination agreement with the Company and NB Inc. pursuant to which International has subordinated all payments of principal, interest and fees on the debt owed to it by NB Inc. to the payment in full of principal, interest and fees on the Senior Secured Notes, provided that payments with respect to principal and interest can be made to International to the extent permitted in the indenture governing the Senior Secured Notes. RMI has agreed to be bound by these subordination arrangements with respect to the debt owed by NB Inc. to RMI.

CASH FLOWS

     Cash flows provided by operating activities were $149.4 million in 2002, and cash flows used for operating activities were $334.9 million in 2001. Improved operating results and lower cash interest costs and cash taxes resulted in improved year-over-year cash flows provided by operating activities. The cash flows used in operating activities in 2001 primarily resulted from the sales of Canadian Newspaper Group properties and Community Group properties, lower operating results at the Company's remaining operations and the non-cash interest income received on the CanWest debentures.

     Cash flows used in financing activities were $751.4 million in 2002 and $239.5 million in 2001. In 2002, International repaid U.S. $290.0 million of long-term debt primarily from available cash balances and repaid U.S. $100.0 million to terminate the Total Return Equity Swaps. The cash flows used in financing activities in 2001 included the repurchase of shares of International's Class A common stock and the redemption of retractable common and preferred shares totalling $72.4 million.

     Cash flows used in investing activities were $18.8 million in 2002 compared to cash flows provided by investing activities of $1,132.5 million in 2001. The cash flows used in investing activities in 2002 resulted primarily from purchases of fixed assets and investments partially offset by proceeds from the sale of 2,000,000 shares of International's Class A common stock in January 2002 and proceeds on the sale of fixed assets. The cash flows provided by investing activities in 2001 resulted principally from the sales of Canadian newspaper operations and sale of investments offset in part by additions to investments and fixed assets.

CAPITAL RESOURCES AND NEEDS

     Additions to capital assets amounted to $64.0 million, $91.0 million and $113.0 million in 2002, 2001 and 2000, respectively. These additions are principally in respect of International's operations. The following is a summary of the major capital expenditures during these periods:

                                                                2002              2001              2000
                                                              Million $         Million $         Million $
                                                              ---------         ---------         ---------
Chicago Sun-Times plant...................................    $     3           $      6          $    38
Montreal presses..........................................          -                  -               26
National Post.............................................          -                  -                4
Printing joint venture-- new presshall and mailroom.......          -                 20                -
Airplane..................................................          -                 18                -
Jerusalem Post press......................................          5                  -                -
Fox Valley - printing facility............................          6                  -                -
Other capital additions and routine capital expenditures..         50                 47               45
                                                              ---------         ---------         ---------
                                                              $    64           $     91          $   113
                                                              =========         =========         =========

CAPITAL EXPENDITURES AND ACQUISITION FINANCING.

     In the past three years, the Chicago Group, the Community Group, the U.K. Newspaper Group and the Canadian Newspaper Group have funded their capital expenditures and acquisition and investment activities out of cash provided by their respective operating activities and in 2000 through borrowings. In 2003 International expects to invest approximately U.S.$20 million in capital expenditures primarily through available cash flow.

     Capital expenditures at the Chicago Group amounted to $24.3 million, $19.3 and $38.2 million in 2002, 2001 and 2000, respectively. International began construction of a new printing facility in Chicago during 1998, which became partially operational in 2000 and fully operational in 2001. The capital expenditures in 2001 and 2000 are primarily related to the construction of this facility.

     Capital expenditures at the Community Group amounted to $7.9 million, $0.5 million and $4.9 million in 2002, 2001 and 2000, respectively. The capital expenditures in 2002 were primarily for the acquisition of a new press by the Jerusalem Post.

     Capital expenditures at the U.K. Newspaper Group were $27.7 million, $48.8 million and $24.1 million in 2002, 2001 and 2000, respectively.

     Capital expenditures at the Canadian Newspaper Group were $3.6 million, $4.4 million and $42.8 million in 2002, 2001 and 2000, respectively.

     Capital expenditures at the Corporate Group were $0.1 million, $18.4 million and $2.6 million in 2002, 2001 and 2000, respectively. Expenditures in 2001 were primarily in respect of a new airplane to replace an older airplane that was sold in early 2002.

DERIVATIVE INSTRUMENTS

     The Company or its subsidiaries may enter into various swap, option and forward contracts from time to time when management believes conditions warrant. Management does intend, however, that such contracts will be limited to those that relate to the actual exposure to commodity prices, interest rates and foreign currency risks. If, in management's view, the conditions that made such arrangements worthwhile no longer exist, the contracts may be closed.

     On December 27, 2002, FDTH, entered into two cross-currency floating to fixed rate swap transactions to hedge principal and interest payments on U.S. dollar borrowings by FDTH under the December 23, 2002 Senior Credit Facility. The contracts have a total foreign currency obligation notional value of U.S. $265.0 million, fixed at a rate of U.S. $1.5922 to (pound)1, convert the interest rate on such borrowings from floating rate to a fixed blended interest rate of 8.47%, and expire as to U.S. $45.0 million on December 29, 2008 and as to U.S. $220.0 million on December 29, 2009. The swaps were purchased to take advantage of low rates on this type of instrument and to provide certainty on interest charges to the operations of the U.K. Newspaper Group in a time of soft advertising sales.

     On January 22, 2003 and February 6, 2003, Publishing entered into interest rate swaps to convert U.S. $150.0 million and U.S. $100.0 million, respectively, of the total U.S.$300.0 million Senior Notes issued in December 2002, from fixed to floating rates for the period to December 15, 2010, subject to early termination notice, with the objective of reducing the cost of borrowing. Interest for the first six months has been set at 5.98% and floats, for subsequent periods, at the six-month LIBOR rate plus a blended spread of 4.61%.

     A further discussion of the Company's derivative instruments can be found in note 24 to the Company's audited consolidated financial statements included elsewhere in this Annual Report.

OFF-BALANCE SHEET ARRANGEMENTS

     HOLLINGER PARTICIPATION TRUST. As part of its November 16, 2000 purchase and sale agreement with CanWest, International was prohibited from selling the CanWest debentures received in partial consideration prior to May 15, 2003. In order to monetize this investment, International entered into a participation agreement in August 2001 pursuant to which it sold participation interests in $540.0 million (U.S. $350.0 million) principal amount of CanWest debentures to the Participation Trust administered by an arm's-length trustee. That sale of participation interests was supplemented by a further sale of participation interests in $216.8 million (U.S. $140.5 million) principal amount of CanWest debentures in December 2001. International remains the record and beneficial owner of the participated CanWest debentures and is required to make payments to the Participation Trust with respect to those debentures if and to the extent it receives payment in cash or kind on the debentures from CanWest. Coincident with the Participation Trust's purchase of the participation interests, the Participation Trust sold senior notes to arm's-length third parties to finance the purchase of the participation interests. These transactions resulted in net cash proceeds to International of $621.8 million and for accounting purposes have been accounted for as sales of CanWest debentures. The net loss on the transactions amounted to $97.4 million and is included in unusual items in 2001.

     At any time up to November 5, 2005, CanWest may elect to pay interest on the debentures by way of additional CanWest debentures or through the issuance of non-voting common shares of CanWest. Further, at any time after

May 15, 2003, the holders of the Participation Trust senior notes may, under the terms of the Participation Trust request that the Participation Trust require International to complete an outright transfer to the Participation Trust of the CanWest debentures. The unrealized foreign exchange losses recognized at December 31, 2002 and 2001 are classified as deferred credits in the consolidated balance sheet.

     On May 11, 2003, CanWest redeemed $265 million of the debentures of which U.S.$159.8 million has been delivered to the Participation Trust and the balance of US$27.6 million has been received by International and the Partnership, a portion of which must be retained until November 4, 2010. This will reduce the Company's obligation to the Participation Trust and hence its exposure to changes in the U.S. dollar to Canadian dollar exchange rate.

COMMERCIAL COMMITMENTS AND CONTRACTUAL OBLIGATIONS.

     The Telegraph Group has guaranteed the printing joint venture partners' share of leasing obligations to third parties, which amounted to $1.0 million (L0.4 million) at December 31, 2002. These obligations are also guaranteed jointly and severally by each joint venture partner.

     In connection with International's insurance program, letters of credit are required to support certain projected workers' compensation obligations. At December 31, 2002, letters of credit in the amount of $4.4 million were outstanding.

     In special circumstances, International's newspaper operations may engage freelance reporters to cover stories in locales that carry a high risk of personal injury or death. Subsequent to December 31, 2002, the Telegraph has engaged a number of journalists and photographers to report from the Middle East. As a term of their engagement, The Telegraph has agreed to provide a death benefit which, in the aggregate for all freelancers engaged, amounts to $13.1 million (L5.1 million). This exposure is uninsured. Precautions have been taken to avoid a concentration of the freelancers in any one location.

     In connection with certain of its cost and equity method investments, International is committed to fund approximately $1.9 million (U.S.$1.2 million) to those investees in 2003.

     Set out below is a summary of the amounts due and committed under contractual cash obligations, other than in respect of the retractable common shares at December 31, 2002:

                                                                                       Due         Due
                                                                       Due in        between     between
                                                                       1 year         1 and       4 and      Due over
                                                            Total      or less       3 years     5 years      5 years
                                                       ------------- ----------    ----------  -----------  ----------
                                                                            (Dollars in thousands)
Existing Senior and Senior Subordinated Notes(1).....  $ 1,279,781   $  797,751    $    8,030  $         -  $   474,000
Other long-term debt.................................      443,954        4,886        40,014       45,212      353,842
Capital lease obligations............................       65,586       12,157        17,165       11,909       24,355
Series II preference shares(2).......................       33,827       33,827             -            -            -
Series III preference shares(3)......................      101,472      101,472             -            -            -
Operating leases.....................................      257,251       27,095        45,590       35,125      149,441
                                                       -----------   ----------    ----------  -----------  -----------
Total contractual cash obligations...................  $ 2,181,871   $  977,188    $  110,799  $    92,246  $ 1,001,638
                                                       ===========   ==========    ==========  ===========  ==========

(1) During 2002, Publishing purchased for retirement approximately $406.8 million (U.S.$254.9 million) of the existing Senior Notes due 2005. The balance of those notes outstanding, approximately $8.0 million (U.S.$5.1 million) will mature in 2005. Included in the total of notes outstanding is $797.8 million (U.S.$504.9 million) of Senior Subordinated Notes with maturities in 2006 and 2007. At December 31, 2002, the borrowings under the Senior Credit Facility and the 9% Senior Notes due 2010 were held in escrow pending and for the purpose of redemption of the Senior Subordinated Notes. Consequently, outstanding balances for the Senior Subordinated Notes, irrespective of their maturity date, have been reflected as due in one year or less. Refer to "long-term debt" for a discussion of the new $489.8 million (U.S.$310 million) Senior Credit Facility maturing in 2008 and 2009.

(2) The Company has Series II preference shares that are exchangeable at the holder's option for 0.46 of a share of International's Class A common stock for each Series II preference share. The Company has the option to make a cash payment of equivalent value on redemption of any of the Series II preference shares. As at December 31, 2002, the market value of the shares of International's Class A common stock that they are exchangeable into totals $33.8 million. While it is uncertain as to when, if ever, the preference shares will be retracted, because the retraction can occur at any time at the option of the holder, the outstanding balance has been reflected as due in one year or less.

(3) The Company has Series III preference shares which provide for a mandatory redemption on the fifth anniversary of issue (April 30, 2004) for $10.00 cash per share (plus unpaid dividends) and an annual cumulative dividend, payable quarterly, of $0.70 per share per annum (or 7%) during their five-year term. The Company had the right at its option to redeem all or any part of the Series III preference shares at any time after three years (April 30, 2002) for $10.00 cash per share (plus unpaid dividends). Holders have the right at any time to retract Series III preference shares for a retraction price payable in cash which, until April 30, 2003, fluctuated by reference to two benchmark Government of Canada bonds having a comparable yield and term to the shares, and during the year ending April 30, 2004, will be $9.50 per share (plus unpaid dividends in each case). While it is uncertain as to when, if ever, the preference shares will be retracted, because the retraction can occur at any time at the option of the holder, the outstanding balance has been reflected as due in one year or less.

     In addition to amounts committed under contractual cash obligations, the Company and International have also assumed a number of contingent obligations by way of guarantees and indemnities in relation to the conduct of their business. The more significant guarantees and indemnities include those for lease obligations of a 50% owned joint venture producing many of International's U.K. publications; in support of representations and warranties on the disposition of operations; against changes in laws affecting returns to certain lenders; and against fluctuations in foreign currency exchange rates in respect of the Participation Trust. For more information on our contingent obligations, refer to note 27 h) - the Company's audited consolidated financial statements, included elsewhere in this Annual Report.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

     The names, ages, positions with the Company and principal occupations of the directors and executive officers of the Company are as shown below. As of April 30, 2003, the directors and executive officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over, 194,645 retractable common shares (representing 0.6% of the outstanding shares), 2,479,456 Series II Preference Shares (representing 65.7% of the outstanding shares) and 243,580 Series III Preference Shares (representing 2.6% of the outstanding shares) of the Company. In addition, Ravelston exercises control or direction over a total of 25,754,303 retractable common shares (representing 78.2% of the outstanding common shares). Lord Black indirectly controls Ravelston and therefore beneficially owns or exercises control or direction over the retractable common shares owned by Ravelston. The term of each director will expire at the next annual meeting of the Company's shareholders.

NAME AND AGE                                                               POSITION(S) WITH THE COMPANY
------------                                                               ----------------------------
Peter Y. Atkinson, 56...................................       Executive Vice President and Director
Barbara Amiel Black, 61.................................       Vice President, Editorial and Director
The Lord Black of Crossharbour, PC(C), OC, KCSG, 58.....       Chairman of the Board, Chief Executive Officer and Director
J. A. Boultbee, 59......................................       Executive Vice President and Director
Daniel W. Colson, 54....................................       Vice Chairman and Director, Deputy Chairman,
                                                               Chief Executive Officer and Director of The Telegraph
Frederick A. Creasey, 52................................       Vice President and Chief Financial Officer
Charles G. Cowan, CD, QC, 74............................       Vice President and Secretary, Director
Claire F. Duckworth, 35.................................       Assistant Controller
Fredrik S. Eaton, OC, OOnt, 64..........................       Director
R. Donald Fullerton, 71.................................       Director
Allan E. Gotlieb, CC, 74................................       Director
Henry H. Ketcham III, 52................................       Director

Peter K. Lane, 49.......................................       Vice President
F. David Radler, 60.....................................       Deputy Chairman, President, Chief Operating
                                                               Officer and Director
Sherrie L. Ross, 34.....................................       Assistant Treasurer
Maureen J. Sabia, 61....................................       Director
Tatiana Samila, 39......................................       Treasurer
Peter G. White, 63......................................       Director, Executive Vice-President, The Ravelston Corporation
                                                               Limited

     The principal occupation, business experience and tenure as a director of the Company are set forth below. Unless otherwise indicated, all principal occupations have been held for more than five years.

     Peter Y. Atkinson, Executive Vice President and Director. Mr. Atkinson has served as a Director and as Vice President since February 1996. In 2000 he was appointed Vice President and General Counsel of the Company and in 2002 was appointed Executive Vice President. He also serves as an officer and director of Argus Corporation Ltd. and Hollinger Canadian Newspapers G.P. Inc. He is an Executive Vice President and a Director of International. He is a director of Toronto Hydro Corporation and of Canadian Tire Corporation, Limited and Diamondex Resources Ltd., the latter two corporations being Canadian public reporting companies.

     Barbara Amiel Black (Lady Black), Vice President, Editorial and Director. Barbara Amiel Black has served as Vice President, Editorial since September 1995 and as a director since February 1996 and is the wife of Lord Black. After an extensive career in both on and off-camera television production, she was Editor of The Toronto Sun from 1983 to 1985; columnist of The Times and senior political columnist of The Sunday Times of London from 1986 to 1994; and columnist of The Telegraph from 1994 to present. She has been a columnist of Maclean's magazine since 1977. Barbara Amiel Black also serves as a director of International and the Jerusalem Post. She is the author of two books: "By Persons Unknown" (co-author), which won the Mystery Writers of America Edgar Award for best non-fiction in 1978, and "Confessions", a book of political essays published in 1980, which won the Canadian periodical publishers prize.

     The Lord Black of Crossharbour, PC(C), OC, KCSG, Chairman of the Board of Directors, Chief Executive Officer and Director, International, New York, Chicago; Hollinger Inc., Toronto; Argus Corporation Ltd., Toronto. Lord Black has held these or equivalent or similar positions since 1978. He currently serves as the Chairman and as a director of Telegraph Group Limited, London, U.K., and as a director of the Jerusalem Post and The Spectator (London). Lord Black also serves as a director of Brascan Limited, the Canadian Imperial Bank of Commerce and CanWest Global Communications Corp., all of which are public reporting companies in Canada, and as a director of Sotheby's Holdings, Inc. Lord Black is Chairman of the Advisory Board of The National Interest (Washington) and a member of the International Advisory Board of The Council on Foreign Relations (New York).

     J.A. Boultbee, Executive Vice President and Director. Mr. Boultbee has served as Executive Vice President since June 1996 and as Chief Financial Officer from 1995 to 1999. Mr. Boultbee served as a Vice President of International from 1990 to June 1996 and as a director of International from 1990 to October 25, 1995. Mr. Boultbee has served for the past five years as a director and as the Vice-President, Finance and Treasury and Executive Vice President and Chief Financial Officer of the Company. Mr. Boultbee also serves as a director of Argus, IAMGOLD Corporation and Consolidated Enfield Corporation, all of which are Canadian public reporting companies.

     Daniel W. Colson, Vice Chairman and Director, Deputy Chairman, Chief Executive Officer and Director of The Telegraph. Mr. Colson currently serves as Vice Chairman and as a director of the Company. Mr. Colson has served as a director of International since February 1995 and as Vice Chairman of International since May 1998. He has served as Deputy Chairman of The Telegraph since 1995 and as Chief Executive Officer of The Telegraph since 1994, and was Vice Chairman of The Telegraph from 1992 to 1995. Mr. Colson also currently serves as Chairman and as a director of Hollinger Telegraph New Media Ltd. and as Vice Chairman and director of Hollinger Digital Inc. He also serves as a director of Argus, Molson Inc. and Macyro Group Inc. (Canada), all of which are Canadian public reporting companies. Mr. Colson also served as Deputy Chairman and director of Interactive Investor International plc from 1998 to 2001.

     Frederick A. Creasey, Vice President and Chief Financial Officer. Mr. Creasey has served as Chief Financial Officer since September 2002 and for the past five years as the Controller of the Company. Mr. Creasey has also served as Vice President of International since September 2002 and Group Corporate Controller since June 1996.

     Charles G. Cowan, CD, QC, Vice-President and Secretary, Director. Mr. Cowan has served as a Director since 1981 and as Vice-President and Secretary since 1985. He also serves as a director and officer of Argus Corporation Limited and Ravelston. He was appointed the Secretary of the Company's predecessor corporations in 1961, at which time he was practising law in the corporate/commercial field with the Toronto law firm that was the general counsel to those companies, and he continued with that firm, becoming Managing Partner and Chairman of its Executive Committee, until he joined the Company on a full-time basis in 1985.

     Claire F. Duckworth, Assistant Controller. Ms. Duckworth has served as Assistant Controller since May 2002. Ms. Duckworth has also served as Assistant Treasurer from 1999 to May 2002. Prior to 1999, Ms. Duckworth was a principal with Ernst & Young LLP.

     Fredrik S. Eaton, OC, OOnt, Director. Mr. Eaton initially served as a director from 1979 to 1991 and has subsequently served as a director since 1994. Mr. Eaton is presently Chairman of White Raven Capital Corp., a privately owned investment holding company, and director of Eaton's of Canada Inc. From 1967 until 1999, he held various positions with The T. Eaton Company Limited, including director, Chairman, President and Chief Executive Officer. Mr. Eaton is also a director of Masonite International Corporation.

     R. Donald Fullerton, Director. Mr. Fullerton has served as a director since 1992. Mr. Fullerton joined Canadian Imperial Bank of Commerce in 1953 and was Chairman and Chief Executive Officer from 1985 to 1992. He was Chairman of the Executive Committee of Canadian Imperial Bank of Commerce from 1992 to 1999. Mr. Fullerton is also a director of George Weston Limited and Asia Satellite Telecommunications Co. Ltd.

     Allan E. Gotlieb, CC, Director. Mr. Gotlieb has served as a director since 1989. Mr. Gotlieb has served as Canadian Ambassador to the United States, Chairman of the Canada Council and Undersecretary of State for External Affairs. Mr. Gotlieb is currently Chairman of Sotheby's Canada, the Donner Canadian Foundation and The Ontario Heritage Foundation and a senior advisor to the law firm, Stikeman Elliott LLP and various other corporate and financial institutions. He is also currently a Director of D+H Holdings Corp. and a Trustee of Davis + Henderson Income Fund.

     Henry H. Ketcham III, Director. Mr. Ketcham has served as a director since 1996. Mr. Ketcham is Chairman, President and Chief Executive Officer of West Fraser Timber Co. Ltd. and has held that position since 1996. Mr. Ketcham is also a Director of the Toronto Dominion Bank.

     Peter K. Lane, Vice President. Mr. Lane has served as Vice President since October 2002. Mr. Lane acted as Chief Financial Officer of Southam Publications from 2000 to 2002 and prior to that as Chief Financial Officer of Philip Utilities Management Corporation commencing in 1994. Mr. Lane was a partner with Coopers & Lybrand from 1990 to 1994. Before then he was a partner with Ernst & Young, having joined that firm in 1976.

     F. David Radler, Deputy Chairman, President, Chief Operating Officer and Director. Mr. Radler currently serves as President and Chief Operating Officer and Deputy Chairman of the Company and as a director of The Telegraph. Mr. Radler has also served as President and Chief Operating Officer of International since October 1995, as Deputy Chairman since May 1998 and as a director since 1990. Mr. Radler was Chairman of the Board of Directors of International from 1990 to October 1995. Mr. Radler also serves as a director of Argus, Dominion Malting Limited, West Fraser Timber Co. Ltd. and CanWest Global Communications Corp., all of which are Canadian public reporting companies. Mr. Radler also serves as a director of the Jerusalem Post.

     Sherrie L. Ross, Assistant Treasurer. Ms. Ross has served as Assistant Treasurer since May 2002 having joined the Company in 2001. Prior to that Ms. Ross was an accountant in public practice for three years.

     Maureen J. Sabia, Director. Ms. Sabia has served as a director since 1996. Ms. Sabia has served as the principal of her own consulting practice with specialized business, organizational and strategic related projects in the private sector since 1986. Ms. Sabia was appointed Chairman of Export Development Corporation's Board of Directors in 1991 and is a director of a number of organizations, including Canadian Tire Corporation Limited; O&Y Properties Corporation and O&Y FPT Inc.

    Tatiana Samila, Treasurer. Ms. Samila has served as a Treasurer since May 2002. Ms. Samila has also served as Assistant Controller from 1992 to May 2002.

    Peter White, Director, Executive Vice-President, The Ravelston Corporation Limited. Mr. White initially served as a director from 1979 to 1984 and from 1986 to 1988 and subsequently has served as a director since 1991. Mr. White also serves as an officer and director of Argus Corporation Ltd. Mr. White is a Director of Cinram International, Transat A.T. Inc., Normerica Building Systems Inc., and Proprietary Industries Inc. From 1984 to 1986, and again from 1988 to 1989, Mr. White was respectively Director of Government Appointments and Principal Secretary to the Prime Minister of Canada. On April 10, 1997, Mr. White was named Chevalier de l'Ordre National de la Legion d'Honneur by the President of France.

B   COMPENSATION

Description of Officers' Remuneration

    Services of the Company's executive officers are provided by Ravelston and, prior to its termination, pursuant to the Hollinger Management Agreement. The Company does not provide cash remuneration to its executive officers as such. There is no basis upon which to allocate the aggregate amount previously payable under the Hollinger Management Agreement to individual officers because the individuals providing services to the Company pursuant to the Hollinger Management Agreement are not in fact receiving compensation primarily in respect of those services. Their individual cash compensation is determined by Ravelston (which, as mentioned above, derives management fees from a number of other companies) and not by the Compensation Committee of the Company. The aggregate cash compensation paid to executive officers of the Company as directors of the Company and its subsidiaries in 2002 was $321,625.

Description of Directors' Remuneration

    Each director of the Company is entitled to receive an annual director's fee of $25,000 and a fee of $1,500 for each board or committee meeting attended. Directors are reimbursed for expenses incurred in attending the meetings. Members of the Executive Committee receive annual fees of $6,000 and members of the Audit, Corporate Governance, Compensation and Retraction Price Committees receive annual fees of $3,000. The Chairman of any Committee of the Company's Board of Directors receives an annual fee of $2,500.

    The Company has taken steps to align more closely the interests of our directors with those of our shareholders. Effective February 24, 1999, directors are permitted to elect that up to 100% of the total fees to which they are entitled be paid in the form of deferred share units under the Hollinger Inc. Share Unit Plan for Directors (the "Directors' Share Unit Plan"). For a director that elects to participate, a number of deferred share units equal to the number of retractable common shares that could be purchased on the open market for a dollar amount equal to the applicable percentage of that director's fee is credited to an account maintained by the Company for that director under the Directors' Share Unit Plan. Dividend equivalents will be credited to the director's account as if dividends were paid on each deferred share unit held by the director on the dividend record date and reinvested in additional deferred share units at the market price of the retractable common shares on the dividend payment date. Deferred share units will be paid to the director no later than December 31 of the year following the calendar year in which the director ceased to serve. Payment will be made, at the election of the director, in either cash or retractable common shares purchased on the market, net of withholding tax, based on the market value of the retractable common shares on the date of the payment.

    A Special Committee was constituted in February 2003 to review all aspects of an issue by the Company of 11-7/8% Senior Secured Notes due in 2011. The Chairman of the Special Committee, Ms. Sabia, received additional compensation in the amount of $25,000 and the members of the Committee, Messrs. Eaton and Gotlieb, received additional compensation in the amount of $10,000 each.

C.  BOARD PRACTICES

    The board of directors currently consists of thirteen members and is of a size which is conducive to effective and efficient communication and decision-making. The appropriate size of the board is under continuing consideration by the directors and management.

    The leaders of our principal subsidiaries are members of the board. This provides non-executive directors with direct and frequent access to these key executives. Such access assists the non-executive directors in achieving a thorough understanding of the Company's businesses and operations and the issues they face and also affords them opportunities to assess the calibre of management.

    Of its thirteen directors, eight are involved in the management of the business and affairs of the Company or its affiliates. Five directors are not part of management and are free from any interest (other than interests arising from their shareholdings), business or familial relationship in or with the Company or the significant shareholder, that could or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company. Consequently, 38% of directors are "unrelated directors" as that term is defined in the current guidelines published by the Toronto Stock Exchange (the "TSX Guidelines") and independently represent the 22% interest held by shareholders other than the significant shareholder. This exceeds the recommendation for the proportionate representation of minority shareholders established in accordance with the current TSX Guidelines. For these reasons and because the Company's directors are legally obligated to be aware of the potential for conflicts of interest and to declare them wherever a conflict exists, the Company believes it has an adequate number of unrelated directors to discharge the board's responsibilities.

    In addition to those matters which must be legally approved by the board, the board reviews and approves actions proposed by management which are outside the ordinary course of business or are "material" to the Company's business. These matters include dispositions, acquisitions, the recommendations of the Corporate Governance Committee, the Audit Committee, and major capital expenditures of the Company and its wholly owned subsidiaries.

    The categorization of directors is as follows:

RELATED                                                   UNRELATED
P. Y. Atkinson                                            F. S. Eaton
Lord Black                                                R. D. Fullerton
B. Amiel Black                                            A. E. Gotlieb
J. A. Boultbee                                            H. H. Ketcham III
D. W. Colson                                              M. J. Sabia
C. G. Cowan
F. D. Radler
P. G. White

    CORPORATE AND GOVERNANCE COMMITTEE. The board has appointed a Corporate Governance Committee, all of the members of which are unrelated directors, whose mandate includes the nominating and assessment functions of the members of the board. The nominating function of the Committee is conducted after consultation with the Chairman and CEO. The Corporate Governance Committee has been assigned the responsibility for administering the board's relationship to management. The Committee monitors the ability of the board to act independently of management and board members are encouraged to discuss privately with the Chairman and CEO or the Chairman of the Corporate Governance Committee any matter or concern that they would prefer not to raise before the full board. The Chairman and the Corporate Governance Committee share responsibility for succession planning.

    AUDIT COMMITTEE. All members of the Audit Committee are non-management directors. The roles and responsibilities of the Audit Committee are set forth in a formal charter and include, among other things, responsibility for monitoring management in connection with, and reviewing:

    -   the financial reporting process;

    - the preparation of consolidated financial statements in accordance with generally accepted accounting principles;

    - the system of internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations;

    - the system of disclosure controls designed to ensure compliance with the Company's disclosure obligations; and

    -   the independence and objectivity of the external auditors.

    The Audit Committee charter sets out the criteria that should be considered in the appointment of Committee members as well as the Committee's roles and responsibilities. The board and the Committee are currently reviewing the various ways of implementing appropriate processes to assist the Committee in fulfilling its duties.

    The majority of the Company's revenue in the last financial year represents dividends from International. The outside auditor of International is KPMG who is also the outside auditor of the Company. In addition, management services are provided to International by RMI and RMI's parent, Ravelston, which also provides management services to the Company. The Audit Committee of the Company relies in good faith on the financial statements of International in considering and reviewing the financial statements of the Company. In doing so, the Audit Committee takes steps in order to be satisfied that such reliance is reasonable and appropriate. Such steps include meeting with the representatives of KPMG who have carried out the audit of International in order to satisfy the Audit Committee of the Company that International's financial statements have been prepared in accordance with generally accepted accounting principles in the U.S., that an appropriate system of internal controls and procedures is in place at International, that the Audit Committee understands the key accounting principles applied in preparing the financial statements of International and the effect of alternative presentations, and that KPMG is independent and objective for purposes of that audit. The Audit Committee of the Company meets with the members of management of Ravelston responsible for providing through RMI financial and accounting services to International. The Audit Committee of the Company also reviews the management letter prepared by KPMG and sent to management of International in connection with the audit of the financial statements of International as well as other material written communications from KPMG to management of International or its audit committee in connection with financial or internal control matters.

     With respect to the financial results of the Company's operations unrelated to International, the Audit Committee is responsible for monitoring and reviewing the matters referred to above in accordance with its Audit Committee charter. In that connection, the Audit Committee has direct communication channels with the external auditors of the Company and has oversight responsibility for management reporting on internal control. In carrying out these responsibilities, the Audit Committee meets regularly with KPMG and the individuals at Ravelston responsible for providing through RMI financial and accounting services to the Company.

    CORPORATE AND GOVERNANCE COMMITTEE, AUDIT COMMITTEE AND OTHER COMMITTEES. Set out below is the composition of the current committees of the Company's board. The right-hand column entitled "Status" represents the board's characterization of each of the members:

      COMMITTEE                               MEMBER                   STATUS
      ---------                               ------                  --------
1.    Executive Committee................   Lord Black         inside     --  related
                                            D. W. Colson       inside     --  related
                                            A. E. Gotlieb      outside    --  unrelated
                                            F. D. Radler       inside     --  related
2.    Audit Committee....................   F. S. Eaton        outside    --  unrelated
                                            R. D. Fullerton    outside    --  unrelated
                                            A. E. Gotlieb      outside    --  unrelated
                                            H. H. Ketcham      outside    --  unrelated
                                            M. J. Sabia        outside    --  unrelated
3.    Corporate Governance Committee.....   F. S. Eaton        outside    --  unrelated
                                            R. D. Fullerton    outside    --  unrelated
                                            A. E. Gotlieb      outside    --  unrelated
4.    Compensation Committee.............   F. S. Eaton        outside    --  unrelated
                                            R. D. Fullerton    outside    --  unrelated
                                            A. E. Gotlieb      outside    --  unrelated

      COMMITTEE                               MEMBER                   STATUS
      ---------                               ------                  --------
                                            H. H. Ketcham      outside    --  unrelated
                                            M. J. Sabia        outside    --  unrelated
5.    Retraction Price Committee.........   J. A. Boultbee     inside     --  related
                                            P. Y. Atkinson     inside     --  related

     The Executive Committee acts infrequently. When it does, it reports on its actions to the board. Matters of any consequence are brought to the board for consideration except on rare occasions when immediate action is required.

     The Compensation Committee periodically settles and approves the management fees, if any, paid by the Company and its subsidiaries to Ravelston and approves the granting of options under its executive stock option plan.

     The Retraction Price Committee meets quarterly and determines when the right of retraction of holders of the Company's retractable common shares takes effect and the retraction price of the Company's retractable shares.

D.  EMPLOYEES

     As of December 31, 2002, the Chicago Group employed approximately 3,372 employees including approximately 639 part-time employees. Of the 2,733 full-time employees, 702 are production staff, 659 are sales and marketing personnel, 379 are circulation staff, 254 are general and administrative staff and 739 are editorial staff. Approximately 920 employees are represented by 23 collective bargaining units. Employee costs (including salaries, wages, fringe benefits, employment-related taxes and other direct employee costs) equaled approximately 38.7% of the Chicago Group's revenues in the year ended December 31, 2002. There have been no strikes or general work stoppages at any of the Chicago Group's newspapers in the past five years. The Chicago Group believes that its relationships with its employees are generally good.

     At December 31, 2002, The Telegraph and its subsidiaries employed approximately 1,238 persons and the joint venture printing companies employed an additional 914 persons. Of The Telegraph's approximately 1,238 employees, 52 are production staff, 414 are sales and marketing personnel, 223 are general and administrative staff and 549 are editorial staff. Collective agreements between The Telegraph and the trade unions representing certain portions of The Telegraph's workforce expired on June 30, 1990 and have not been renewed or replaced. The absence of such collective agreements has had no adverse effect on The Telegraph's operations and, in management's view, is unlikely to do so in the foreseeable future.

     The Telegraph's joint venture printing companies, West Ferry Printers and Trafford Park Printers, each have "in-house" collective agreements with the unions representing their employees and certain provisions of these collective agreements are incorporated into the employees' individual employment contracts. In contrast to the union agreements that prevailed on Fleet Street when the Company acquired control of The Telegraph, these collective agreements provide that there shall be flexibility in the duties carried out by union members and that staffing levels and the deployment of staff are the sole responsibility of management. Binding arbitration and joint labor-management standing committees are key features of each of the collective agreements. These collective agreements may be terminated by either party with six months' prior written notice.

     There have been no strikes or general work stoppages involving employees of The Telegraph or the joint venture printing companies in the past five years. Management of The Telegraph believes that its relationships with its employees and the relationships of the joint venture printing companies with their employees are generally good.

     As of December 31, 2002, the Canadian Newspaper Group had approximately 725 full time equivalent employees of which approximately 31% are unionized. The Canadian Newspaper Group has union contracts in place at approximately 11 of the 19 newspaper operating locations. The percentage of unionized employees varies widely from paper to paper. With the large number of contracts being renegotiated every year, labor disruptions are always possible, but no single disruption would have a material effect on the Company.

E.  SHARE OWNERSHIP

    The following table and the notes thereto set forth the name of each of the directors and executive officers of the Company and the approximate number of shares of the Company, that they have advised the Company, are beneficially owned by them or over which they exercise control or direction.

                                                                     APPROXIMATE NUMBER OF SHARES
                                                                      OF THE COMPANY BENEFICIALLY
                                                                      OWNED OR OVER WHICH CONTROL
NAME                                                                OR DIRECTION IS EXERCISED(3)(4)
                                                                    -------------------------------
PETER Y. ATKINSON................................                  5,158 retractable common shares

BARBARA AMIEL BLACK(5)(7)........................                  1,650 retractable common shares

FREDERICK A. CREASEY.............................                 1,500 Series III Preference Shares

THE LORD BLACK OF CROSSHARBOUR,                                           1,611,039 Series II
   P.C. (CAN), O.C., K.C.S.G.(6)(7)(9)...........                          Preference Shares
                                                                           8,190 retractable
                                                                           common shares(8)

J.A. BOULTBEE(7).................................                   1,031 retractable common shares

DANIEL W. COLSON(6)(7)...........................                 290,697 Series II Preference Shares
                                                                  16,625 retractable common shares(8)

CHARLES G. COWAN, Q.C.(7)........................                   5,158 retractable common shares
                                                                  11,100 Series III Preference Shares

FREDRIK S. EATON, O.C.(6)........................                  174,284 retractable common shares
                                                                  23,091 retractable common shares(8)

ALLAN E. GOTLIEB, C.C............................                   3,714 retractable common shares
                                                                  1,000 Series III Preference Shares
                                                                  17,437 retractable common shares(8)

                                                                     APPROXIMATE NUMBER OF SHARES
                                                                      OF THE COMPANY BENEFICIALLY
                                                                      OWNED OR OVER WHICH CONTROL
NAME                                                                OR DIRECTION IS EXERCISED(3)(4)
                                                                    -------------------------------
HENRY H. KETCHAM III(6)..........................                   1,000 retractable common shares
                                                                  23,794 retractable common shares(8)
                                                                   1,000 Series III Preference Shares

F. DAVID RADLER(6)(7)............................                 577,720 Series II Preference Shares
                                                                 229,980 Series III Preference Shares
                                                                  16,720 retractable common shares(8)

MAUREEN J. SABIA.................................                    619 retractable common shares
                                                                  3,256 retractable common shares(8)

PETER G. WHITE(7)................................                                 --

Notes:

(1) Lord Black is the Chairman of the Executive Committee of the board of directors. Messrs. Colson, Gotlieb and Radler are members.

    Mr. Ketcham is the Chairman of the Audit Committee. Messrs. Eaton, Fullerton and Gotlieb and Ms. Sabia are members.

    Mr. Gotlieb is the Chairman of the Corporate Governance Committee. Mr. Eaton and Mr. Fullerton are members.

    Mr. Ketcham is Chairman of the Compensation Committee. Messrs. Eaton, Fullerton and Gotlieb and Ms. Sabia are members.

    Mr. Boultbee is Chairman of the Retraction Price Committee. Mr. Atkinson is a member.

The following persons also held senior management positions with International:

(2) Lord Black is the Chairman of the Board and Chief Executive Officer; Mr. Radler is the Deputy Chairman President and Chief Operating Officer; Mr. Colson is the Vice-Chairman; Mrs. Black is Vice-President, Editorial; Mr. Boultbee is an Executive Vice-President and a director; and Mr. Atkinson is an Executive Vice-President. Lord Black is the Chairman and a director and Mr. Colson is the Deputy Chairman and Chief Executive Officer and a director of Telegraph Group Limited. Lord Black and Messrs. Colson, Atkinson and Radler are directors of International.

(3) Lord Black and Messrs. Atkinson, Boultbee, Colson, Cowan, Radler and White are shareholders, directly or indirectly, and officers and directors of Ravelston.

(4) Lord Black controls Ravelston which exercises control or direction over 78.2 % of the outstanding retractable common shares of the Company.

(5) Mrs. Barbara Amiel Black is the wife of Lord Black.

(6) Lord Black and Messrs. Colson, Eaton, Ketcham and Radler own, directly or indirectly, 7,500, 500, 17,000, 1,000 and 9,000 shares of Class A common stock of International, respectively.

(7) Lord Black, Mrs. Black and Messrs. Colson, Boultbee, Radler and White own, directly or indirectly, 72,300, 7,000, 100,000, 1,820, 103,300 and 3,500,
    respectively, and Lord Black and Mr. Cowan exercises control or direction over 150,000 and 5,000, limited partnership units of the Partnership, respectively.

(8) The number of retractable common shares credited to the director's account as of March 31, 2003 pursuant to the Directors Share Unit Plan (see page
    58).


(9) Through Lord Black's indirect control of the Company, Lord Black exercises control or direction over 14,990,000 Class B common shares of International.

Summary Compensation Table

    The following table sets forth compensation information for the three fiscal years ended December 31, 2002 in respect of each of the named executives.

                                                                         TABLE A

                                                      ANNUAL COMPENSATION                LONG-TERM COMPENSATION
                                          ------------------------------------------------------------------------
                                                                            Other            Securities Under
                                                                           Annual                Options              All Other
  Name and Principal Position      Year     Salary         Bonus         Compensation             Granted            Compensation
---------------------------------------------------------------------------------------------------------------------------------
                                          ($)(1)(2)          ($)(1)             ($)(3)            (#)(4)                  ($)(5)
 Lord Black,                       2002     900,361              0            237,440      (a) 250,000 (Company)              0
 Chairman of the Board and         2001     898,884        387,250                  0    (b) 205,000 (Partnership)            0
 Chief Executive Officer           2000     888,552      2,763,902             47,295   (c) 375,000 (International)           0
-------------------------------------------------------------------------------------------------------------------------------
 F. David Radler                   2002     169,867              0             41,519      (a) 230,000 (Company)              0
 Deputy Chairman,                  2001     208,464        232,350                  0    (b) 205,000 (Partnership)            0
 President and Chief Operating     2000     233,294        788,267                  0   (c) 375,000 (International)           0
   Officer
-------------------------------------------------------------------------------------------------------------------------------
 Daniel W. Colson                  2002     569,929              0             29,477      (a) 160,000 (Company)         92,639
 Vice-Chairman;                    2001     608,078      1,740,641             22,860    (b) 130,000 (Partnership)       92,933
 Deputy Chairman and Chief         2000     611,263      2,666,634             22,520   (c) 280,000 (International)      96,333
   Executive Officer, Telegraph
   Group Limited
-------------------------------------------------------------------------------------------------------------------------------
 J.A. Boultbee                     2002      62,000              0                  0      (a) 95,000 (Company)               0
 Executive Vice-President          2001      70,250         77,450                  0    (b) 75,000 (Partnership)             0
 and Chief Financial Officer       2000      81,250              0                  0   (c) 117,000 (International)           0
-------------------------------------------------------------------------------------------------------------------------------
 Peter Y. Atkinson                 2002      79,955              0                  0      (a) 80,000 (Company)               0
 Executive Vice-President          2001      67,750        154,900                  0    (b) 80,000 (Partnership)             0
                                   2000      78,750         74,280                  0   (c) 117,000 (International)           0
-------------------------------------------------------------------------------------------------------------------------------

Notes:

(1) With the exception of salaries paid to Lord Black and Mr. Colson by The Telegraph (which salaries were paid in pounds sterling and Canadian dollars, respectively, and have been converted into Canadian dollars at the 2002 average rate of 2.3591 for the purposes of this disclosure) and certain performance incentive bonuses, none of the executive officers of the Company receives salary or bonus directly from the Company. See "Principal Agreements with International" and "Compensation". Ravelston and RMI are associates of Lord Black and Mr. Radler. The Company and its wholly-owned subsidiaries paid management fees to Ravelston pursuant to the Hollinger Management Agreement, prior to its termination as of January 1, 2001, of $3,200,000 in 2000. The Company does not determine the allocation of the management fee paid to Ravelston among its ultimate recipients. That allocation is determined by Ravelston. The Company has requested, and Ravelston provided, an allocation of the economic interest, direct or indirect through compensation arrangements, shareholdings or otherwise, in the management fee paid by the Company and its subsidiaries during the years ended December 31, 2001 and December 31, 2002 which can reasonably be attributed to the Chief Executive Officer of the Company and the other four most senior officers of the Company whose salaries and bonuses for the years ended December 31, 2001 and December 31, 2002 exceeded $100,000. The allocation provided by Ravelston has not been independently verified by the Company.

                                                                                          YEAR ENDED
                                                                                 ----------------------------
                                                                                  December 31,   December 31,
NAME                                                                                  2002           2001
----                                                                                  ----           ----
                                                                                        (U.S. DOLLARS)
Lord Black.................................................................      $   6,485,439  $   6,619,256
F. David Radler............................................................          3,147,922      3,102,221
Daniel W. Colson...........................................................          1,770,770      1,714,308
Peter Y. Atkinson..........................................................            876,009        846,063
J. A. Boultbee.............................................................            929,395        897,250

(2) The amounts in this column also include directors' fees paid by the Company, International, The Telegraph, the Partnership, The Sun-Times Company and Jerusalem Post Publications Limited.

(3) With respect to Lord Black, "Other Annual Compensation" reflects a portion of the cost of maintaining his New York condominium, an allocation for a portion of the cost of a New York and a London automobile and driver, a portion of the cost of his personal house staffs where offices are maintained and in which meetings are frequently held, and an allocation of variable costs covering any occasion when his use of a corporate airplane is not entirely for corporate purposes. With respect to Mr. Radler, "Other Annual Compensation" reflects a portion of the cost of maintaining the Chicago condominium and automobile and an allocation of variable costs covering any occasion when his use of a corporate airplane is not entirely for corporate purposes. With respect to Mr. Colson, "Other Annual Compensation" reflects a portion of the cost of an automobile allowance and medical benefits.

(4) These amounts relate, as indicated, to options on retractable common shares of the Company granted pursuant to the Company's Executive Share Option Plan, to options on limited partnership units of the Partnership granted pursuant to the Partnership's Unit Option Plan and to options on shares of Class A common stock of International granted pursuant to International's Stock Option Plans.

(5) With respect to Mr. Colson, "All Other Compensation" includes contributions made by The Telegraph to its Executive Pension Scheme.

Options/Stock Appreciation Rights

    In 1994 the Board of Directors approved an Executive Share Option Plan (the "Option Plan"). Under the Option Plan the Company issues non-transferable options ("Options") to purchase retractable common shares of the Company to certain executives of the Company and its subsidiaries (including the named executives). The Option Plan is designed: (i) to provide incentive to executives of the Company and its subsidiaries who are in positions which enable them to make significant contributions to the longer term objectives of the Company;
(ii) to give suitable recognition to the ability and industry of such executives; and (iii) to attract and retain in the employment of the Company and its subsidiaries persons of ability and industry.

    The Options are to purchase up to a specified maximum number of retractable common shares at a price equal to the exercise price which is the average trading price on the Toronto Stock Exchange of the Company's retractable common shares for the 10 trading days ending on the third trading day preceding the date of grant. The Options are exercisable to the extent of 25% thereof at the end of each of the first through fourth years following issuance, on a cumulative basis, with the exercise period terminating six years after the date of grant of the Options. Unexercised Options expire at the earlier of one month following the date of termination of the employee's employment or six years after grant.

         HOLLINGER INTERNATIONAL INC. 1999 STOCK INCENTIVE PLAN. On May 5, 1999, International adopted, and its stockholders approved, a new compensation plan known as the Hollinger International Inc. 1999 Stock Incentive Plan (the "1999 Stock Incentive Plan"). The 1999 Stock Incentive Plan replaces International's 1997 Stock Incentive Plan. Awards previously made under the 1997 Stock Incentive Plan are not affected. The purpose of the 1999 Stock Incentive Plan is to assist in attracting and retaining highly competent employees and directors and to act as an incentive in motivating selected officers and other key employees and directors to achieve long-term corporate objectives. The 1999 Stock Incentive Plan provides for awards of up to 8,500,000 shares of Class A common stock of International. The number of shares available for issuance under the 1999 Stock Incentive Plan are subject to anti-dilution adjustments upon the occurrence of significant corporate events. The shares offered under the 1999 Stock Incentive Plan are either authorized and unissued shares or issued shares which have been reacquired by International.

         HOLLINGER L.P. UNIT OPTION PLAN. Simultaneously with the Partnership's initial public offering in April 1999, Hollinger Canadian Newspapers G.P. Inc., the general partner of the Partnership, adopted and approved a unit option plan for the Partnership. dated April 27, 1999 (the "Unit Option Plan"), under which unit option awards have been made to eligible employees and officers. The purpose of the Unit Option Plan was to promote the interest of the Partnership and its unit holders by establishing a direct link between the financial interest of eligible employees and officers and the performance of the Partnership and by enabling the Partnership to attract and retain highly competent employees and officers. The Unit Option Plan provides for awards of up to 5,000,000 units. The number of units available for issuance under the Unit Option Plan is subject to anti-dilution adjustments upon the occurrence of significant partnership events.

    The following table sets forth information concerning the issue in 2002 to the named executives of options to purchase shares of Class A common stock of International pursuant to International's Stock Option Plans. No options were granted in 2002 pursuant to the Option Plan or the Partnership's Unit Option Plan.

                   OPTION/SAR GRANTS DURING THE MOST RECENTLY
                            COMPLETED FINANCIAL YEAR

                                                                         TABLE B

                                                           % OF TOTAL                      MARKET VALUE
                                       SECURITIES           OPTIONS         EXERCISE      OF SECURITIES
                                          UNDER            GRANTED TO          OR           UNDERLYING
                                         OPTIONS          EMPLOYEES IN     BASE PRICE        OPTIONS        EXPIRATION
  NAME                                 GRANTED (#)       FINANCIAL YEAR   ($/SECURITY)     ($/SECURITY)        DATE
-----------------------------------------------------------------------------------------------------------------------
  Lord Black,                            375,000              16.8        U.S.$11.13     U.S.$11.13        Feb. 4, 2012
  Chairman of the Board and          (International)
  Chief Executive Officer
-----------------------------------------------------------------------------------------------------------------------
  F. David Radler                        375,000              16.8        U.S.$11.13     U.S.$11.13        Feb. 4, 2012
  Deputy Chairman                    (International)
  President and
  Chief Operating Officer
-----------------------------------------------------------------------------------------------------------------------
  Daniel W. Colson                       280,000              12.6        U.S.$11.13     U.S.$11.13        Feb. 4, 2012
  Vice-Chairman;                     (International)
  Deputy Chairman and
  Chief Executive Officer,
  The Telegraph
-----------------------------------------------------------------------------------------------------------------------
  J.A. Boultbee                          117,000              5.2         U.S.$11.13     U.S.$11.13        Feb. 4, 2012
  Executive Vice-President           (International)
-----------------------------------------------------------------------------------------------------------------------
  Peter Y. Atkinson                      117,000              5.2         U.S.$11.13     U.S.$11.13        Feb. 4, 2012
  Executive Vice-President           (International)
-----------------------------------------------------------------------------------------------------------------------

The following table sets forth details concerning the financial year end value of (a) outstanding options issued pursuant to the Option Plan, (b) outstanding options to purchase shares of Class A common stock of International issued pursuant to International's Stock Option Plans and (c) outstanding options to purchase limited partnership units of the Partnership issued pursuant to the Partnership's Unit Option Plan.

       AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
            FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

                                                                         TABLE C

                                                                                                                VALUE OF
                                                                                                               UNEXERCISED
                                                                                      UNEXERCISED             IN-THE-MONEY
                                                                                       OPTIONS AT              OPTIONS AT
                                                    SECURITIES     AGGREGATE             FY-END                  FY-END
                                                     ACQUIRED        VALUE               (#)(1)                  ($)(2)
                                                   ON EXERCISE     REALIZED           EXERCISABLE/            EXERCISABLE/
  NAME                                                 (#)            ($)            UNEXERCISABLE            UNEXERCISABLE
-----------------------------------------------------------------------------------------------------------------------------
  Lord Black,                                                                          250,000/0                    0
  Chairman of the Board                                 0              0               (Company)
  and Chief Executive Officer                                                        153,750/51,250                0/0
                                                        0              0             (Partnership)
                                                                                    803,750/941,250        U.S.$61,150/U.S.$0
                                                        0              0            (International)
-----------------------------------------------------------------------------------------------------------------------------
  F. David Radler                                                                      230,000/0                    0
  Deputy Chairman, President                            0              0               (Company)
  and Chief Operating Officer                                                        153,750/51,250                0/0
                                                        0              0             (Partnership)
                                                                                    803,750/941,250        U.S.$61,150/U.S.$0
                                                        0              0            (International)
-----------------------------------------------------------------------------------------------------------------------------
  Daniel W. Colson                                                                     160,000/0                    0
  Vice-Chairman;                                        0              0               (Company)
  Deputy Chairman and                                                                97,500/32,500                 0/0
  Chief Executive Officer,                              0              0             (Partnership)
  The Telegraph                                                                     462,500/702,500        U.S.$10,800/ U.S.$0
                                                        0              0            (International)
-----------------------------------------------------------------------------------------------------------------------------
  J.A. Boultbee                                                                         95,000/0                    0
  Executive Vice-President                              0              0               (Company)
                                                                                     56,250/18,750                 0/0
                                                        0              0             (Partnership)
                                                                                    241,000/302,000         U.S.$3,120/U.S.$0
                                                        0              0            (International)
-----------------------------------------------------------------------------------------------------------------------------
  Peter Y. Atkinson                                                                     80,000/0                    0
  Executive Vice-President                              0              0               (Company)
                                                                                     60,000/20,000                 0/0
                                                        0              0             (Partnership)
                                                                                    250,000/302,000        U.S.$20,000/U.S.$0
                                                        0              0            (International)
-----------------------------------------------------------------------------------------------------------------------------

****Notes:

(1) These numbers relate to the options granted pursuant to the Option Plan, the options granted pursuant to the International Stock Option Plans and the options granted pursuant to the Partnership's Unit Option Plan.

(2) Calculated using the closing price for retractable common shares of the Company on the Toronto Stock Exchange, the shares of Class A common stock of International on the New York Stock Exchange and the limited partnership units of the Partnership on the Toronto Stock Exchange on December 31, 2002, less the exercise price of the options.

REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee consists of five directors who are neither officers nor employees of the Company or Ravelston and who do not have any other material interest in Ravelston. None of the Compensation Committee members is eligible to participate in the Option Plan.

    International is the most significant user of RMI's management services. Since International is a public corporation with its own board of directors, including directors independent of the Company and related companies, the Committee has concluded that it would be appropriate for the International board of directors to negotiate directly with RMI the management fees payable for the services provided to it and its subsidiaries pursuant to the two Services Agreements.

    In the past under the Hollinger Management Agreement, the aggregate management fee for each calendar year was negotiated with the Company on an annual basis. The Compensation Committee had been delegated authority by the board of directors of the Company to settle and approve the management fees, if any, to be paid by the Company , and its wholly-owned subsidiaries, to Ravelston pursuant to such agreement. Until the annual fee was determined for any year, Ravelston continued to be compensated on the basis of the previous year's fee. The Hollinger Management Agreement was terminated as of January 1, 2001 although Ravelston continues to provide management services to the Company . No management fee will be payable by the Company to Ravelston in respect of the management services to be provided for the year 2003.

    The compensation levels for the executives and other employees of Ravelston are the responsibility of Ravelston and are not determined by the Compensation Committee of the Company or by the board of directors or any committee of International, except to the extent that the Company or International compensates the executives and employees in the form of stock options. Pursuant to the management fee arrangements, the management fees are not allocated to specific Ravelston or RMI employees, consequently, the Compensation Committee has no basis for attributing specific amounts to the Company's executive officers as salaries and bonuses.

    The Compensation Committee also approves the granting of Options under the Company's Option Plan.

    In respect of its role in approving the grant of options to the Company's executives, the Compensation Committee utilizes the following strategy:

    (i) motivate executives to achieve their strategic goals by tying grants to the performance of the Company as well as their individual performance;

    (ii) be competitive with other leading companies so as to attract and retain talented executives; and

    (iii) align the interests of the Company's executives with long-term interests of the Company's shareholders through stock-related programs.

No Options were granted under the Option Plan in 2002.

    The foregoing report has been furnished by the current members of the Compensation Committee: Henry H. Ketcham III (Chairman), Fredrik S. Eaton, R. Donald Fullerton, Allan E. Gotlieb and Maureen J. Sabia.

SHAREHOLDER RETURN PERFORMANCE GRAPH

    The chart below compares the yearly percentage change in the Company's cumulative total shareholder return on the Company's retractable common shares (assuming all dividends were reinvested at the market price on the date of payment) against the cumulative total shareholder return of the S&P/TSX Composite Index for the five years commencing December 31, 1997 and ending December 31, 2002.

            COMPARISON OF 5-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN
                  ON RETRACTABLE COMMON SHARES OF THE COMPANY'S
                         AND THE S&P/TSX COMPOSITE INDEX


------------------------------------------------------------------------------------------------------------------------
                                            31-Dec-97     31-Dec-98    31-Dec-99    31-Dec-00     31-Dec-01    31-Dec-02
------------------------------------------------------------------------------------------------------------------------
  Hollinger Inc.                                100.00        133.33        84.38       115.19         73.95       47.57
------------------------------------------------------------------------------------------------------------------------
  S&P/TSX Composite Index                       100.00         98.42       129.63       139.23        121.73      106.59
------------------------------------------------------------------------------------------------------------------------

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

    In the past, the Company made loans to certain directors and officers of the Company in connection with the subscription for convertible preference shares pursuant to its now-expired executive share purchase plan (the "Purchase Plan"). These loans were assumed by one of the Company's wholly-owned subsidiaries, Domgroup Ltd. In 1999, the Company also made loans to companies controlled by certain directors and officers of the Company in connection with the initial public offering by the Partnership. Hollinger's board of directors has resolved to retire these loans on a timely and orderly basis. The following table sets out certain information relating to such loans.

                                                                         TABLE D

                                                                                             FINANCIALLY
                                                             LARGEST           AMOUNT         ASSISTED
                                        INVOLVEMENT           AMOUNT        OUTSTANDING      SECURITIES         SECURITY
                                       OF ISSUER OR        OUTSTANDING         AS AT          PURCHASES           FOR
                                     SUBSIDIARY(1)(2)      DURING 2002      MAY 16, 2003       DURING       INDEBTEDNESS(3)
              NAME                                                                              2002
----------------------------------------------------------------------------------------------------------------------------
                                                               ($)              ($)             (#)
  Lord Black,                      Domgroup as lender      3,345,646        3,369,570            0        735,280 Series II
                                                                                                           Preference Shares
  Chairman of the Board and        the Company as lender     183,101          186,671            0           50,000 units
  Chief Executive Officer
----------------------------------------------------------------------------------------------------------------------------
  F. David Radler                  Domgroup as lender      2,450,463        2,447,587            0        577,720 Series II
                                                                                                           Preference Shares
  Deputy Chairman, President       the Company as lender     189,684          193,382            0           50,000 units
  and Chief Operating Officer
----------------------------------------------------------------------------------------------------------------------------

Notes :

(1) The loans made by the Company and assigned to Domgroup were on a non-interest basis prior to the conversion of the preference shares subscribed for with the proceeds of the loans. All preference shares subscribed for under the Purchase Plan have been converted and, as a consequence of tenderings to issuer bids by the Company in 1997 and 1998, Series II Preference Shares resulting from the preference shares issued under the Purchase Plan are now held in trust by Ravelston for the benefit of the subscribers. From October 1, 1998, the loans made by the Company and assigned to Domgroup have been bearing interest at the prime rate established by the Canadian Imperial Bank of Commerce plus 1/2%; and are secured by a pledge of the Series II Preference Shares resulting from the preference shares issued under the Purchase Plan.

(2) From April 13, 1999, the loans are partially secured by a pledge of the Partnership units and have been bearing interest at the prime rate established by the Canadian Imperial Bank of Commerce plus 1/2%.

(3) The number of Series II Preference Shares of the Company and limited partnership units of the Partnership pledged as security for the indebtedness.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         To the knowledge of the directors and officers of the Company, there is no beneficial owner or person who exercises control or direction over more than 10% of the outstanding retractable common shares of the Company except as follows. Ravelston exercises control or direction over a total of 26,516,886 retractable common shares or 78.2% of the outstanding retractable common shares of the Company. Lord Black indirectly controls Ravelston and therefore beneficially owns or exercises control or direction over 78.2% of the outstanding retractable common shares of the Company. The address of Ravelston is 10 Toronto Street, Toronto, Ontario, M5C 2B7.

B.  RELATED PARTY TRANSACTIONS

International and its subsidiaries have entered into Services Agreements with Ravelston, whereby Ravelston acts as manager of International and its subsidiaries and carries out head office and executive responsibilities. These Services Agreements were assigned on July 5, 2002 to RMI, a wholly-owned subsidiary of Ravelston. Ravelston and RMI billed International and its subsidiaries $37.3 million in 2002 pursuant to these agreements ($44.9 million in 2001 and $49.9 million in 2000). In addition, certain executives of Ravelston and Moffat Management and Black-Amiel Management, affiliates of Ravelston and RMI, have separate Services Agreements with certain subsidiaries of International. During 2002, amounts paid directly by subsidiaries of International pursuant to such agreements were $3.0 million ($2.6 million in 2001 and $5.4 million in 2000). The fees under Ravelston's and RMI's services agreement and the fees paid directly to executives and affiliates of Ravelston, have been negotiated and approved by International's independent directors.

In addition to the amounts referred to in the preceding paragraph, during 2001 and 2000 there were further remuneration paid directly by subsidiaries of International to certain Ravelston executives of $2.6 million and $6.3 million, respectively (2002-nil).

Similarly, Ravelston carries out head office and executive responsibilities for the Company and its subsidiaries, other than International and its subsidiaries. In 2002 and 2001, no amounts were charged by Ravelston for such services. In 2000, the Company received $10.7 million, net, from Ravelston pursuant to a services agreement which was terminated on December 31, 2000.

In 2002, expenses are net of $2.4 million received from Ravelston and RMI as a reimbursement of certain head office expenses incurred on behalf of Ravelston and RMI ($2.0 million in 2001). Such expenses were not incurred on behalf of Ravelston in 2000.

During 2001 and 2000, in connection with the sales of properties, the Company, Ravelston, International, Lord Black and three senior executives entered into non-competition agreements with the purchasers in return for cash consideration paid.

During the three months ended March 31, 2003, International made a venture capital investment of US$2.5 million in a company in which a director of International has a minority interest.

     On March 10, 2003, prior to the issue of Senior Secured Notes, NB Inc. sold its shares of Class A common stock and Series E redeemable preferred stock of International to RMI. Such shares were in turn sold back to NB Inc. from RMI at the same price with a resulting increase in the tax basis of the shares of International and a taxable gain to RMI.

     All of the Services Agreements were negotiated in the context of a parent-subsidiary relationship and, therefore, were not the result of arm's length negotiations between independent parties. The terms of the Services Agreements may therefore not be as favorable to International and its subsidiaries as the terms that might be reached through negotiations with non-affiliated third parties.

ASSET SALES

     On July 3, 2002, NP Holdings Company ("NP Holdings"), a subsidiary of International, was sold to RMI for cash consideration of $5,750,000. The net assets of NP Holdings primarily included Canadian tax losses. The tax losses, only a portion of which were previously recognized for accounting purposes, were effectively sold at their carrying value. Due to the inability of NP Holdings to utilize its own tax losses prior to their expiry, as a result of its disposing of its interest in the National Post, it sold these losses to a company which would be able to utilize the losses. The only other potential purchaser for these losses, CanWest, declined the opportunity to acquire the losses. The terms of the sale of the tax losses to RMI were negotiated with and approved by the independent directors of International.

     In two separate transactions in July and November, 2001, International and the Partnership completed the sale of most of their remaining Canadian newspapers to Osprey for total sale proceeds of approximately $255 million plus closing adjustments primarily for working capital. The former Chief Executive Officer of the Partnership is a minority shareholder and Chief Executive Officer of Osprey. International's independent directors approved the terms of these transactions.

     In connection with the above two sales of Canadian newspaper properties to Osprey and to satisfy a closing condition, International, the Company, and Lord Black and three senior executives entered into non-competition agreements with Osprey pursuant to which each agreed not to compete directly or indirectly in Canada with the Canadian businesses sold to Osprey for a five-year period, subject to certain limited exceptions, for aggregate consideration of $7.9 million. Such consideration was paid to Lord Black and the three senior executives and was approved by International's independent directors.

     On November 16, 2000, International, together with its affiliates, Southam and the Partnership, completed the sale of most of their Canadian newspapers and related assets to CanWest. The aggregate sale price of these properties at fair value was approximately $2.8 billion, plus closing adjustments for working capital at August 31, 2000 and cash flow and interest for the period September 1 to November 16, 2000 which in total at December 31, 2000 approximated an additional $40.7 million.

     In connection with the sale to CanWest, Ravelston entered into a management services agreement with CanWest and National Post pursuant to which it agreed to continue to provide management services to the Canadian businesses sold to CanWest in consideration for an annual fee of $6 million payable by CanWest. CanWest will be obligated to pay Ravelston a termination fee of $45 million in the event that CanWest chooses to terminate the management services agreement or $22.5 million in the event that Ravelston chooses to terminate the agreement. Further, CanWest required as a condition to the transaction that International, Ravelston, the Company, Lord Black and three senior executives enter into non-competition agreements with CanWest pursuant to which each agreed not to compete directly or indirectly in Canada with the Canadian business sold to CanWest for a five-year period, subject to certain limited exceptions, for aggregate consideration of $80 million paid by CanWest in addition to the purchase price referred to above of which $38 million was paid to Ravelston and $42 million was paid to Lord Black and the three senior executives. International's independent directors approved the terms of these payments.

     During 2001, International transferred two publications to Horizon Publications Inc. in exchange for net working capital. Horizon Publications Inc. is managed by former Community Group executives and controlled by certain members of the Board of Directors of International. The terms of theses transactions were approved by the independent directors of International.

     During 2000, International sold most of its remaining U.S. community newspaper properties, for total proceeds of approximately US$215 million. In connection with those sales, to satisfy a closing condition, International, Lord Black and three senior executives entered into non-competition agreements with the purchasers to which each agreed not to compete directly or indirectly in the United States with the United States businesses sold to purchasers for a fixed period, subject to certain limited exceptions, for aggregate consideration paid in 2001 of US$0.6 million. These amounts were in addition to the aggregate consideration paid in respect of these non-competition agreements in 2000 of US$15 million. International's independent directors approved the terms of these payments. Included in these dispositions during 2000 International sold four U.S. community newspapers for an aggregate consideration of US $38.0 million ($56.5 million) to Bradford Publishing Company, a company formed by a former U.S. Community Group executive and in which some of International's directors are shareholders. The terms of this transaction were approved by the independent directors of International.

     International issued to a subsidiary of the Company in connection with the 1995 Reorganization in which International acquired the Company's interest in The Telegraph and Southam, 739,500 shares of Series A preferred stock. The Series A preferred stock was subsequently exchanged for Series D preferred stock. During 1998, 408,551 shares of Series D preferred stock were converted into 2,795,165 shares of Class A common stock. In February 1999, 196,823 shares of Series D preferred stock were redeemed for cash of US$19.4 million. In May 1999, the remaining 134,126 shares of Series D preferred stock were converted into 134,126 shares of Series E preferred stock. In September 2001, 40,920 shares of Series E preferred stock were redeemed for cash of US$3.8 million. The shares of Series E preferred stock were redeemable in whole or in part, at any time and from time to time, subject to restrictions in International's credit facilities, by International or by a holder of such shares. As described above, the remaining Series E preferred stock was redeemed on March 10, 2003.

     Pursuant to a January 1997 transaction wherein International acquired Canadian publishing assets from the Company, International issued 829,409 shares of Series C preferred stock. The stated value of each share was $108.51. On June 1, 2001, International converted all the Series C preferred stock at the conversion ratio of 8.503 shares of Class A common stock per share of Series C preferred stock into 7,052,464 shares of Class A common stock. On September 5, 2001, International purchased for cancellation, from the Company, the 7,052,464 shares of Class A common stock for a total cost of US$92.2 million or US$13.07 per share which represented 98% of the September 5, 2001 closing price.

     International has reviewed its procedures for ensuring that transactions with affiliates of Publishing (other than its subsidiaries) comply with the covenants under its debt instruments existing prior to the December 2002 refinancing, including the indentures governing outstanding debt securities. Based on this review, International has determined that in one related-party transaction, although International satisfied the requirement to obtain the approval of the independent directors of International's Board of Directors that the transaction was being undertaken on an arm's length basis, International did not obtain a fairness opinion although the transaction exceeded the relevant threshold for delivering such an opinion by US$23 million. In light of the various intercompany transactions and arrangements within the Hollinger group and the related party transactions that have occurred from time to time in the past and may occur in the future, International intends to strengthen its controls for monitoring compliance with those covenants under the 9% Senior Notes and other debt instruments by which International, Publishing and our other subsidiaries are bound that are applicable to such transactions and arrangements.

     Lord Black controls Ravelston and, through Ravelston and its subsidiaries, together with his associates, he exercises control or direction over 78.2% of our outstanding retractable common shares.

RIGHTS OF FIRST REFUSAL

     Ravelston has rights of first refusal in respect of any retractable common shares of the Company that may be issued on exercise of options held to acquire retractable common shares should the holders decide to exercise their options and dispose of the retractable common shares.

PRINCIPAL AGREEMENTS WITH INTERNATIONAL

     Services Agreements. Two Services Agreements govern the provision of certain advisory, consultative, procurement and administrative services to International and its subsidiaries by RMI. Services provided include, among other things, strategic advice and planning and financial services (including advice and assistance with respect to acquisitions) and assistance in operational matters. The Services Agreements will be in effect until terminated by either party under certain specified circumstances. The Services Agreements may be terminated by either party giving 180 days notice. Payments by International and its subsidiaries made pursuant to the Services Agreements are subject to the review and approval of the Audit Committee of the Board of Directors of International.

     Business Opportunities Agreement. The Business Opportunities Agreement provides that International will be the Company's principal vehicle for engaging in and effecting acquisitions in newspaper businesses and in related media businesses in the United States, Israel and, through The Telegraph, the European Community, Australia and New Zealand (the "Telegraph Territory"). The Company has reserved to itself the ability to pursue newspaper and all media acquisition opportunities outside the United States, Israel and the Telegraph Territory, and media acquisition opportunities unrelated to the newspaper business in the United States, Israel and the Telegraph Territory. The Business Opportunities Agreement does not restrict newspaper companies in which the Company has a minority investment from acquiring newspaper or media businesses in the United States, Israel or the Telegraph Territory, nor does it restrict subsidiaries of the Company from acquiring up to 20% interests in publicly held newspaper businesses in the United States. The Business Opportunities Agreement will be in effect for so long as the Company holds at least 50% of the voting power of International, subject to termination by either party under specified circumstances. The Company assigned its rights and obligations under the Business Opportunities Agreement to a wholly-owned subsidiary on September 22, 1997 with the consent of International.

     Co-operation Agreement. In connection with the listing of The Telegraph's shares on the London Stock Exchange in July 1992, the Company and The Telegraph entered into the Co-operation Agreement which sets forth the basis upon which the Company and The Telegraph will divide their respective newspaper and other media interests world-wide. Under this agreement, The Telegraph and the Company have agreed not to engage in, or hold a significant interest in an enterprise engaging in, the newspaper, magazine, radio or television business where the other has existing operations, except in specified circumstances. For purposes of this agreement, The Telegraph's areas of operation are the United Kingdom, the rest of the European Union, Australia and New Zealand; the Company's areas of operation are the United States, Canada, the Caribbean and Israel. International, which assumed the Company's position under the Co-operation Agreement in 1995, has agreed not to violate the Co-operation Agreement.

RELATED PARTY INDEBTEDNESS

The Company and its subsidiaries have amounts due to related parties of $79.7 million and $45.9 million as at December 31, 2002 and 2001 respectively. Included in these amounts are unsecured demand loans and advances, including accrued interest owing to Ravelston of $52.2 million and $32.2 million as at December 31, 2002 and 2001, respectively, which were borrowed to partially fund the Company's operating costs, including interest and preference share dividend obligations. The loans bear interest at the bankers' acceptance rate plus 3.75% per annum or 6.68% at December 31, 2002. In addition, International owes $5.0 million and $13.7 million at December 31, 2002 and 2001, respectively, to Ravelston or RMI in connection with fees payable pursuant to the Services Agreements as noted below. The amounts due to related parties at December 31, 2002 also include $22.5 million owing to RMI in connection with the assumption by RMI, as a result of its purchase of NP Holdings (as noted below), of a liability of $22.5 million owing to CanWest. As at December 31, 2002, this amount is due on demand and is non-interest bearing.

On July 11, 2000, International loaned US$36.8 million to a subsidiary of the Company in connection with the cash purchase by the Company of HCPH Co. Special shares. The loan is payable on demand and to December 31, 2001, interest was payable at the rate of 13% per annum at which time, with the approval of the independent directors, it was changed to LIBOR plus 3% per annum. This loan, together with accrued interest, totaled US$45.8 million at December 31, 2002. On March 10, 2003, prior to the closing of the offering of 117/8% Senior Secured Notes, International repurchased for cancellation, from NB Inc., 2,000,000 shares of Class A common stock at US$8.25 per share for total proceeds of $24.2 million (US $16.5 million) and redeemed, from NB Inc., pursuant to a redemption request, all of the 93,206 outstanding shares of Series E redeemable convertible preferred stock of International at the fixed redemption price of $146.63 per share for total proceeds of $13.6 million (US$9.3 million). The proceeds from the repurchase and redemption were used to repay US$25.4 million of the loan resulting in the net outstanding debt due to International of approximately $29.9 million (US$20.4 million) as of March 10, 2003. The remaining debt bears interest at 14.25% or, if paid in additional notes, 16.5% and is subordinated to the Company's Senior Secured Notes (so long as the Senior Secured Notes are outstanding), guaranteed by Ravelston and secured by certain assets of Ravelston. Following a review by a special committee of the Board of Directors of International, comprised entirely of independent directors, of all aspects of the transaction relating to the changes in the debt arrangements with NB Inc. and the subordination of this remaining debt, the special committee approved the new debt arrangements, including the subordination.

Effective April 30, 2003, US$15.7 million principal amount of subordinated debt owing to International by NB Inc. was transferred by International to HCPH Co., and subsequently transferred to RMI by HCPH Co. in satisfaction of a non-interest bearing demand loan due from HCPH Co. to RMI. After the transfer, NB Inc.'s debt to International is approximately US$4.7 million and NB Inc.'s debt to RMI is approximately US$15.7 million. The debts owing by NB Inc. to RMI and by NB Inc. to International each bears interest at the rate of 14.25% if interest is paid in cash and 16.50% if it is paid in kind except that RMI has waived its right to receive interest until further notice. The debts are subordinated to the Senior Secured Notes for so long as the Senior Secured Notes are outstanding, and that portion of the debt due by NB Inc. to International is guaranteed by Ravelston and the Company. International entered into a subordination agreement with the Company and NB Inc. pursuant to which International has subordinated all payments of principal, interest and fees on the debt owed to it by NB Inc. to the payment in full of principal, interest and fees on the Senior Secured Notes, provided that payments with respect to principal and interest can be made to International to the extent permitted in the indenture governing the Senior Secured Notes. RMI has agreed to be bound by these subordination arrangements with respect to the debt owed from NB Inc. to RMI.

In response to the 1998 issuer bid, all options held by executives were exercised. As at December 31, 2002, included in accounts receivable is $5.8 million (2001-$5.8 million) due from executives, which bears interest at the prime rate plus 1/2%. The receivables are fully secured by a pledge of the shares held by the executives.

1n 1999, executive-controlled companies invested in the Partnership. As at December 31, 2002, included in accounts receivable is $0.4 million (2001-$0.4 million) due from these companies, which bears interest at the prime rate plus 1/2%. The receivables are partially secured by a pledge of the units held in the Partnership.

Included in Other Assets at December 31, 2002 is $6.5 million (US$4.1 million) owing to International from Bradford Publishing Company ("Bradford"), a company in which certain of the Company's and International's directors are significant shareholders. Such amount represents the present value of the remaining amounts owing under a non-interest bearing note receivable granted to International in connection with a non-competition agreement entered into on the sale of certain operations to Bradford during 2000. The amount receivable is unsecured, due over the period to 2010 and is subordinated to Bradford's lenders.

Included in Other Assets at December 31, 2002 is $7.7 million (US$4.9 million) owed by Horizon Publications Inc. ("Horizon"), a company controlled by certain members of the Board of Directors of International and the Company. Such amount represents the unpaid purchase price payable to International in connection with the sale of certain operations to Horizon during 1999. The loan receivable is unsecured, bears interest at the lower of LIBOR plus 2% and 8% per annum and is due in 2007.

    During 2002, the Company paid to Horizon a management fee in the amount of $0.3 million in connection with certain administrative services provided by Horizon. The fee was approved by International's independent directors.

ITEM 8.  FINANCIAL INFORMATION

A.  CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18. Pages F1-F79

B.  DIVIDEND DISTRIBUTION POLICY

     The Company is an international holding company and its assets consist primarily of investments in its subsidiaries and affiliated companies. As a result, the Company's ability to meet its future financial obligations, on a non-consolidated basis, including the payment of dividends, is dependent upon the availability of cash flows principally from International through dividends, from RMI under the Support Agreement, and other payments. International and the Company's other subsidiaries and affiliated companies are under no obligation to pay dividends. International's ability to pay dividends on its common stock may be limited as a result of its dependence on the receipt of dividends and other receipts primarily from Publishing. Publishing and its principal United States and foreign subsidiaries are subject to statutory restrictions and restrictions in debt agreements that limit their ability to pay dividends. Under the Support Agreement, RMI is required to contribute amounts to the Company with respect to its dividend obligations under the Series II Preference Shares and Series III Preference Shares, but RMI is not required to contribute any amounts in respect of dividends on the retractable common shares.

     Under corporate law, the Company is not required to pay any dividends or redeem any of its shares in certain circumstances, including if the Company's liquidity would be unduly impaired as a consequence. In addition, there are restrictions under the indenture governing the Company's Senior Secured Notes on the Company's ability to pay dividends on its outstanding shares.

     The following is a summary of the Company's dividend record for the last three fiscal years. On December 10, 2002, the Company paid (i) a cash dividend of $0.05 per retractable common share and (ii) a stock dividend of 0.013334 of a retractable common share for each retractable common share held as at November 26, 2002. On March 10, 2003, the Company paid (i) a cash dividend of $0.05 per retractable common share and (ii) a stock dividend of 0.018182 of a retractable common share, for each retractable common share held as at February 24, 2003. On April 9, 2003, the Company declared a stock dividend of 0.02961 of a retractable common share, which was paid on June 10, 2003 to shareholders of record on May 27, 2003. Prior to these dividends, the Company had paid regular quarterly cash dividends of $0.15 per retractable common share for the period March 10, 2000 to September 10, 2002.

     Each Series II Preference Share entitles the holder to a dividend equal to the amount of any dividend on 0.46 of a share of Class A common stock of International (less any U.S. withholding tax thereon payable by the Company or its subsidiaries). In the first quarter of 2003, the Company paid dividends of $0.033545958 per Series II Preference Share. In the first quarter of 2002, the Company paid dividends of $0.09554099 per Series II Preference Share; in the second quarter of 2002, the Company paid dividends of $0.07644098 per Series II Preference Share; in the third quarter of 2002, the Company paid dividends of $0.07391001 per Series II Preference Share; and in the fourth quarter of 2002, the Company paid dividends of $0.03464300 per Series II Preference Share.

     Since their issue in 1999, the Company has paid regular quarterly dividends of $0.175 per Series III Preference Share. Shareholders of record at the close of business on April 22, 2003 will be entitled to receive the dividend of $0.175 per Series III Preference Share which has been declared payable on May 6, 2003 to shareholders of record at the close of business on such date.

ITEM 9.  THE OFFER AND LISTING

A.   LISTING

     The retractable common shares, Series II Preference Shares and Series III Preference Shares of the Company are listed on the Toronto Stock Exchange under the symbols "HLG.C", "HLG.PR.B" and "HLG.PR.C", respectively. The following table sets forth the range of high and low sale prices for each class of stock as reported on the Toronto Stock Exchange during the five most recent years, including quarterly information for the two most recent years and monthly information for the past six months.

1.  Information for Retractable Common Shares

                                                           HIGH        LOW
                                                        ---------   --------
1998..................................................  $   19.35   $  13.05
1999..................................................      22.40      12.00
2000..................................................      16.75       9.00
2001..................................................      15.55      11.00
2002..................................................      13.40       5.06

2001:
  First Quarter.......................................    15.55      13.40
  Second Quarter......................................    14.15      12.30
  Third Quarter.......................................    14.45      11.00
  Fourth Quarter......................................    13.00      11.00
2002:
  First Quarter.......................................    13.40      10.50
  Second Quarter......................................    13.00       9.80
  Third Quarter.......................................    10.40       6.10
  Fourth Quarter......................................     6.50       4.70
2003:
  First Quarter.......................................     6.50       4.70
2002:
  December............................................     6.15       5.06
2003:
  January.............................................     6.50       5.60
  February............................................     6.40       5.90
  March...............................................     6.00       4.70
  April...............................................     5.25       3.20
  May.................................................     5.74       3.90

    On June 12, 2003, the closing price of the Retractable Common Shares on the Toronto Stock Exchange was $ 4.65.

2.  Information for Series II Preference Shares

                                               HIGH       LOW
                                            ---------   --------
1998....................................    $    9.85   $   8.50
1999....................................         9.70       6.50
2000....................................        11.35       6.50
2001....................................        11.40       6.75
2002....................................        10.00       6.50
2001:
  First Quarter.........................        11.40      10.50
  Second Quarter........................        11.25       9.20
  Third Quarter.........................        10.50       7.50
  Fourth Quarter........................         8.20       6.75
2002:
  First Quarter.........................        10.00       8.00

  Second Quarter........................         9.55       7.75
  Third Quarter.........................         8.50       6.50
  Fourth Quarter........................         7.30       6.50
2003:
  First Quarter.........................         7.50       5.49
2002:
  December..............................         7.30       6.50
2003:
  January...............................         7.50       6.73
  February..............................         6.75       5.96
  March.................................         5.65       5.49
  April.................................         6.00       3.50
  May...................................         6.20       5.25

    On June 12, 2003, the closing price of the Series II Preference Shares on the Toronto Stock Exchange was $ 5.50.

3.  Information for Series III Preference Shares -  First listed in 1999.

                                                                    HIGH        LOW
                                                                    ----        ----
1999............................................................    10.00       9.00
2000............................................................    10.00       8.25
2001............................................................    10.35       9.77
2002............................................................    10.05       8.75
2001:
  First Quarter.................................................    10.25       9.80
  Second Quarter................................................    10.25       9.80
  Third Quarter.................................................    10.35       9.90
  Fourth Quarter................................................    10.25       9.77
2002:
  First Quarter.................................................    10.05       9.75
  Second Quarter................................................    10.00       9.70
  Third Quarter.................................................     9.95       8.75
  Fourth Quarter................................................    10.00       9.15
2003:
  First Quarter.................................................     9.95       9.32
2002:
  December......................................................    10.00       9.30
2003:

January.......................................................     9.84       9.32

February......................................................     9.85       9.60

March.........................................................     9.95       9.50

April.........................................................     9.75       6.10

May...........................................................     8.15       6.52

    On June 12, 2003, the closing price of the Series III Preference Shares on the Toronto Stock Exchange was $ 7.50.

ITEM 10.  ADDITIONAL INFORMATION

         Interested directors must disclose as to the nature and extent of said directors' material interest at the time and in the manner provided by the Canadian Business Corporations Act. The directors shall be paid such remuneration as the directors determine from time to time by resolution. The majority of directors may decide upon the amount of such remuneration.

A.   SHARE CAPITAL

     Not applicable

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

DESCRIPTION OF SHARES

         The Company's issued capital stock consists of Series II preference shares, Series III preference shares and retractable common shares, each of which is retractable at the option of the holder. On retraction, the Series II preference shares are exchangeable into a fixed number of shares of the Company's Class A common stock of International or, at the Company's option, cash of equivalent value. The Series III preference shares are currently retractable at the option of the holder for a retraction price payable in cash, for a cash payment of $9.50 per share and provide for redemption on April 30, 2004 at $10.00 per share. The retractable common shares are retractable at any time at the option of the holder at their retraction price (which is fixed from time to time) in exchange for the Company's shares of International Class A common stock of equivalent value or, at the Company's option, cash.

     The holders of common shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Company, other than separate meetings of holders of another class or series of the Company, and to vote at any such meeting on the basis of one vote for each common share held. Except as required by law, the holders of the Series II Preference Shares as a series shall not be entitled as such to receive notice of, to attend, or to vote at any meeting of the shareholders of the Company. The holders of Series III Preference Shares shall not be entitled to vote, except as required by law or unless and until the Company shall have failed to pay the whole amount of eight quarterly dividends on the Series III Preference Shares, in which case, and only for so long thereafter as any dividends on the Series III Preference Shares remain in arrears, the holders of those shares shall be entitled to one vote per share of the Series III Preference Shares for the election of two (2) directors to be elected in conjunction with the holders of any other series of preference shares which may have a similar right.

     The rights, privileges, restrictions and conditions attaching to the Preference Shares as a class may be added to, changed or removed but only with the affirmative vote of at least 66 2/3% of the votes cast at a meeting of the holders of Preference Shares duly called for that purpose.

     The annual meeting of shareholders shall be held at the registered office of the Company or at such other place within Canada as the directors may determine, or at any place outside Canada specified in the articles of the Company or agreed to by all the shareholders entitled to vote at that meeting, at such time in each year as the directors may determine. Notice of the time and place of a meeting of shareholders shall be given not less than 21 days nor more than 60 days before the meeting to each holder of shares carrying voting rights at the close of business on the record date for notice. The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors, the auditor and other persons who are entitled or required under any provision of the Canadian Business Corporations Act or the articles of bylaws of the Company to attend. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

C.   MATERIAL CONTRACTS

SENIOR SECURED NOTES

         In March 2003, we issued US$120,000,000 of 11-7/8% Senior Secured Notes due 2011. The Senior Secured Notes rate equally with our senior credit facilities and are secured by a pledge of the Company's right under the support agreement between RMI and the Company and are guaranteed by RMI and NB Inc. The guarantees are secured (i) by NB Inc., by a first priority lien in 10,108,302 shares of Class A common stock and 14,990,000 shares of Class B common stock of International that are held by the Company and NB Inc. and (ii) by RMI, by a pledge by RMI of its rights under (a) the services agreement between International and Ravelston and (b) the services agreement between HCPH Co. and Ravelston, in each case as such agreements were assigned by Ravelston to RMI in July 2002. The Senior Secured Notes contain customary covenants including, but not limited to, covenants with respect to:

         -     granting liens;

         -    making restricted investments and restricted payments;

         -     sale leasebacks;

         -     mergers and amalgamations;

         -     sales of assets;

         -     transactions with affiliates;

         -     issuances of guaranties of indebtedness;

         -     limitations on issuance and sale of capital stock; and

         -     limitations on RMI incurrence of additional debt.

         These covenants are subject to important qualifications and limitations set forth in the Indenture, which is filed as an exhibit to this Annual Report.

REGISTRATION RIGHTS AGREEMENT

         Pursuant to the Registration Rights Agreement, the Company agreed that holders of the original Notes would be entitled to exchange the original Senior Secured Notes for registered notes (the "Exchange Notes") with substantially identical terms. The Exchange Notes, when issued, will be governed by the Indenture. The Registration Rights Agreement provided that the Company would:
(i) file a registration statement by June 30, 2003 regarding the exchange of the Original Notes for Exchange Notes; (ii) use its best efforts to have the registration statement declared effective by November 7, 2003; and (iii) complete the exchange offer within 30 days after the registration statement is declared effective.

SUPPORT AGREEMENT

         In March 2003, RMI and the Company entered into a support agreement. Under the agreement, RMI is required to make an annual support payment in cash to the Company on a periodic basis by way of contributions to capital (without the issuance of additional shares) or subordinated debt. The annual support payment will be equal to the greater of (1) the negative net cash flow of the Company (as defined in the support agreement) for the relevant period, and (2) US$14.0 million per year (less any payments of management services fees by International directly to the Company or NB Inc. and any excess in the net dividend amount that the Company and NB Inc. receive from

International over US$4.65 million per year), in either case as reduced by any permanent repayment of debt owing by Ravelston to the Company.

CONTRIBUTION AGREEMENT

         In March 2003, Ravelston, RMI and the Company entered into a contribution agreement. The contribution agreement sets out the manner in which RMI will make the support payments described above to the Company, and provides that such payments will be made by way of contributions to capital (without the issuance of additional shares) or by way of loan represented by subordinated debt, depending on specified circumstances. Ravelston guaranteed RMI's obligations under the contribution agreement and its obligations to make support payments to the Company under the support agreement. The Company pledged the benefit of this guarantee as security for the Company's obligations under certain permitted indebtedness (as such term is defined in the indenture governing the Senior Secured Notes). The contribution agreement will terminate upon the repayment in full of the Senior Secured Notes, the termination of the support agreement or if the Company ceases to be a public company. The contribution agreement, including the guarantee thereunder, may be amended or terminated without the consent of the trustee for the Senior Secured Notes or holders of the Senior Secured Notes.

SERVICES AGREEMENTS

         RMI provides services to International and HCPH Co. pursuant to two separate Services Agreements, each of which was assigned to RMI on July 5, 2002. These Services Agreements govern the provision by RMI of certain advisory, consultative, procurement and administrative services to International and HCPH Co. The services to be provided pursuant to the Services Agreements include, among other things, strategic advice and planning and financial services (including advice and assistance with respect to acquisitions), and assistance in operational matters. Each services agreement will be in effect until terminated by either party under certain specified circumstances. The Services Agreements may be terminated upon 180 days notice by either party.

     The services fees are generally determined on an annual basis and are subject to negotiation with and the approval of an independent committee of the board of directors of International. The aggregate amount of the annual services fees payable to Ravelston (and, after its assignment of the Services Agreements to RMI in July 2002, to RMI) for 2002 was approximately $23.9 million. On February 26, 2003, the independent committee of the board of International approved an aggregate annual services fee for 2003 that was at a comparable level to 2002.

D.   EXCHANGE CONTROLS

     There are no limitations on the right of non-residents of Canada or foreign owners to hold or vote the Company's shares of common stock or any of its other securities imposed by Canadian or provincial laws or any of the Company's constating documents.

     Except for the Investment Canada Act (Canada) and Canadian withholding taxes described in "Taxation--Canadian Federal Income Tax Considerations for United States Investors", there are no Canadian federal or provincial laws, decrees or regulations that restrict the export or import of capital or affect the remittance of dividends, interest or other payments to holders of any of the Company's securities who are not residents of Canada.

E.   TAXATION

     BECAUSE CANADIAN AND UNITED STATES TAX CONSEQUENCES MAY DIFFER FROM ONE HOLDER TO THE NEXT, THE DISCUSSION SET OUT BELOW DOES NOT PURPORT TO DESCRIBE ALL OF THE TAX CONSIDERATIONS THAT MAY BE RELEVANT TO YOU AND YOUR PARTICULAR SITUATION. ACCORDINGLY, YOU ARE ADVISED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE UNITED STATES AND CANADIAN FEDERAL, PROVINCIAL, STATE AND OTHER TAX CONSEQUENCES OF INVESTING IN THE COMPANY'S COMMON SHARES. THE STATEMENTS OF UNITED STATES AND CANADIAN TAX LAW SET OUT BELOW ARE BASED ON THE LAWS AND INTERPRETATIONS IN FORCE AS OF THE DATE OF THIS ANNUAL REPORT, AND ARE SUBJECT TO ANY CHANGES OCCURRING AFTER THAT DATE.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR UNITED STATES INVESTORS

     The statements of law and legal conclusions regarding the material Canadian federal income tax considerations applicable to a person who is a U.S. holder contained in "Canadian Federal Income Tax Considerations for United

States Investors" are the opinion of Torys LLP, counsel for the Company. In this summary, a "U.S. holder" means a person who, for the purposes of the Canada-United States Income Tax Convention (1980) (the "Convention"), is a resident of the United States and not of Canada and who, for the purposes of the Income Tax Act (Canada) (the "Canadian Act"):

    - deals at arm's length with the Company;

    - is the beneficial owner of the Company's common shares;

    - holds the Company's common shares as capital property;

    - does not use or hold and is not deemed to use or hold the Company's common shares in the course of carrying on a business in Canada; and

    - is not an insurer for whom the Company's common shares constitute designated insurance property.

     The Company's common shares will generally be capital property to a U.S. holder unless it is held in the course of carrying on a business, in an adventure in the nature of trade or as "mark-to-market" property for purposes of the Canadian Act. This summary does not apply to a U.S. holder that is a "financial institution" for purposes of the mark-to-market rules contained in the Canadian Act.

     This summary is based on the current provisions of the Canadian Act and the regulations in force on the date of this Annual Report, the Convention, counsel's understanding of the current published administrative and assessing practices of the Canada Customs and Revenue Agency, and all specific proposals to amend the Canadian Act and the regulations announced by the Canadian Minister of Finance prior to the date of this Annual Report.

     This summary is not exhaustive and, except for the proposed amendments to the Canadian Act, does not take into account or anticipate changes in the law, whether by judicial, governmental or legislative action or interpretation, nor does it take into account tax legislation or considerations of any province or territory of Canada. Because Canadian tax consequences may differ from one holder to the next, this summary does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. You are advised to consult your own tax advisor.

DIVIDENDS

     Dividends paid or deemed to be paid on the Company's common shares are subject to non-resident withholding tax under the Canadian Act at the rate of 25%, although this rate may be reduced by the provisions of an applicable income tax treaty. Under the Convention, U.S. holders will generally be subject to a 15% withholding tax on the gross amount of dividends the Company pays on its common shares. Also pursuant to the Convention, in the case of a U.S. holder that is a U.S. corporation which beneficially owns at least 10% of our voting stock, the applicable rate of withholding tax on dividends will generally be reduced to 5%.

DISPOSITIONS

     A U.S. holder will not be subject to tax under the Canadian Act in respect of a capital gain arising on a disposition or deemed disposition of the Company's common shares, including common shares that the Company purchases, unless (1) the common shares constitute "taxable Canadian property" within the meaning of the Canadian Act to the U.S. holder, and (2) the capital gain is not exempt from taxation in Canada under the Convention. Generally, the Company's common shares will not constitute taxable Canadian property of a U.S. holder provided the common shares are listed on a prescribed stock exchange for purposes of the Canadian Act, which includes the TSX, and the U.S. holder, alone or together with persons with whom the U.S. holder does not deal at arm's length, has not owned 25% or more of the issued shares of any class or series of the Company's capital stock at any time within five years preceding the date of disposition. Under the Convention, capital gains derived by a U.S. holder from the disposition of the Company's common shares in circumstances where it constitutes taxable Canadian property to the U.S. holder generally will not be taxable in Canada unless the value of the common shares is derived principally from real property situated in Canada.

     A disposition or deemed disposition of the Company's common shares by a U.S. holder in respect of which the Company's common shares is taxable Canadian property and which is not exempt from capital gains taxation in Canada under the Convention will give rise to a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition, less the reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the common shares to the U.S. holder at the time of the actual or deemed disposition. Generally, one-half of any capital gain realized will be required to be included in income as a taxable capital gain and one-half of any capital loss will be deductible, subject to certain limitations, against taxable capital gains in the year of disposition or the three preceding years or any subsequent year in accordance with the detailed provisions in the Canadian Act.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material United States federal income tax considerations arising from the acquisition, ownership and disposition of the Company's common shares by a United States holder. A United States holder is:

    - an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the "substantial presence" test under Section 7701(b) of the Code (as defined below);

    - a corporation or other entity that is taxable as a corporation, created or organized in or under the laws of the United States or any of its political subdivisions;

    - an estate the income of which is subject to United States federal income taxation regardless of its source;

    - a trust subject to the primary supervision of a United States court, and one or more United States persons have the authority to control all substantial decisions of the trust; or

    - any other person that is subject to United States federal income tax on his, her or its worldwide income.

     This summary deals only with common shares that are held as a capital asset by a United States holder, and does not address tax considerations applicable to United States holders that may be subject to special tax rules, such as:

    - a broker-dealer, a dealer in securities or foreign currency, or a financial institution;

    - a pass-through entity (e.g., a partnership) or an investor who holds the Company's common shares through a pass-through entity (e.g., a partner in a partnership);

    - an insurance company;

    - a tax-exempt organization;

    - a United States holder subject to the alternative minimum tax provisions of the Code;

    - a United States holder holding the Company's common shares as part of a hedge, straddle or other risk reduction or constructive sale transaction;

    - a United States expatriate; or

    - a nonresident alien or foreign corporation subject to net-basis United States federal income tax on income or gain derived from the common shares because such income or gain is effectively connected with the conduct of a United States trade or business;

    - United States holders that own, or are deemed for United States tax purposes to own, 10% or more of the total combined voting power of all classes of the Company's voting stock;

    - United States holders that have a principal place of business or "tax home" outside the United States; or

    - United States holders whose "functional currency" is not the United States dollar.

     The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986 (the "Code"), as amended, and regulations, rulings and judicial decisions as of the date of this Annual Report; any authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below. The discussion below also is based upon representations that we have made, which in turn rely upon significant assumptions as to facts and circumstances in the future.

DISTRIBUTIONS

     Distributions that the Company makes with respect to its common shares, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be treated as a dividend to the extent that the distributions do not exceed the current and accumulated earnings and profits of the Company. The amount treated as a dividend will include any Canadian withholding tax deducted from the distribution. Under current law, certain dividends received by individuals are taxed at lower rates than items of ordinary income. Distributions, if any, in excess of the current and accumulated earnings and profits of the Company will constitute a nontaxable return of capital to a United States holder and will be applied against and reduce the United States holder's tax basis in the holder's common shares. To the extent that these distributions exceed the tax basis of the United States holder in its common shares, the excess generally will be treated as capital gain.

     In the case of distributions in Canadian dollars, the amount of the distributions generally will equal the United States dollar value of the Canadian dollars distributed, determined by reference to the spot currency exchange rate on the date of receipt of the distribution by the United States holder, and the United States holder will realize separate foreign currency gain or loss only to the extent that gain or loss arises on the actual disposition of foreign currency received. Any foreign currency gain or loss generally will be treated as ordinary income or loss.

     Dividends that the Company pays will not be eligible for the dividends-received deduction generally allowed to United States corporations under the Code.

     Subject to the limitations set forth in the Code, the Canadian tax withheld or paid with respect to distributions on the Company's common shares generally may be credited against the U.S. federal income tax liability of a United States holder if such United States holder makes an appropriate election for the taxable year in which such taxes are paid or accrued. Alternatively, a United States holder who does not elect to credit any foreign taxes paid during the taxable year may deduct such taxes in such taxable year subject to certain requirements. Because the foreign tax credit provisions of the Code are very complex, United States holders should consult their own tax advisors with respect to the claiming of foreign tax credits.

SALE OR EXCHANGE

     Subject to the discussion of the passive foreign investment company rules below, upon a sale or exchange of common shares of the Company, a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the United States holder's adjusted tax basis in the common shares. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the United States holder has held the Company's common shares for more than one year. Under current law, long-term capital gains of individuals are generally taxed at lower rates than items of ordinary income.

PASSIVE FOREIGN INVESTMENT COMPANY

     The Code contains special rules for the taxation of United States holders who own shares in a "passive foreign investment company" (a "PFIC"). A PFIC is a non-U.S. corporation that meets an income test and/or an asset test in any taxable year. The income test is met if 75% or more of the corporation's gross income is "passive income" (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income, such as shares of stock, subject to certain exceptions). The asset test is met if at least 50% of the average value of the corporation's assets produce, or are held for the production of, passive income. For purposes of the PFIC rules, a non-U.S. corporation that owns at least 25% of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation.

     If the Company is classified as a PFIC, a United States holder may be subject to increased tax liability and an interest charge in respect of gain recognized on the sale of such United States holder's common shares and upon the receipt of certain distributions. Alternatively, if the Company complies with certain information reporting requirements, a United States holder may elect to treat the Company as a "qualified electing fund" (a "QEF"), in which case such United States holder would be required to include in income, in each year that the Company is a PFIC, its pro rata share of the Company's ordinary earnings and net capital gains, whether or not distributed. However, the Company does not currently intend to provide the information necessary to permit a United States holder to make the QEF election. As another alternative to the foregoing rules, if the Company's shares constitute "marketable stock" under applicable Treasury regulations, a United States holder may make a mark-to-market election to include in income each year as ordinary income an amount equal to the increase in value of the United States holder's common shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains).

     As no assurance can be provided as to whether the Company is a PFIC or will be a PFIC in the future, United States holders should consult their own tax advisors with respect to the United States federal income tax consequences under the PFIC rules and its potential application to their particular situation.

BACKUP WITHHOLDING TAX

     Backup withholding tax at a rate of 28% may apply to payments of dividends and to payments of proceeds of the sale or other disposition of the Company's common shares within the United States by a non-corporate United

States holder, if the holder fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding tax rules. Backup withholding tax is not an additional tax and amounts so withheld may be refunded or credited against a United States holder's United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

F.       DOCUMENTS ON DISPLAY

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith file reports and other information with the SEC. These reports and other information may be inspected and copied at prescribed rates from the public reference facilities maintained by the SEC at its principal offices at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Such material may also be accessed electronically by means of the SEC's website on the Internet at http://www.sec.gov.

     All documents that we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Annual Report shall be deemed to be incorporated in this Annual Report by reference and to be a part hereof from the respective dates of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Annual Report to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Annual Report.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Annual Report has been delivered, upon written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Annual Report by reference, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Requests for such copies should be directed to the Chief Financial Officer, Hollinger Inc., at 10 Toronto Street, Toronto, Canada M5C 2B7, telephone (416) 363-8721.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     NEWSPRINT. On a consolidated basis, newsprint expense in 2002 amounted to $236.4 million and $316.2 million in 2001. Management believes that newsprint prices may vary widely from time to time and could continue to show significant price variations in the future. During the first half of 2001, newsprint prices in North America were at their highest price per tonne since 1994 and 1995. However, the recessional climate in 2001 caused a significant decline in industry consumption and this, coupled with an abundant supply of competitively priced newsprint, resulted in a downward trend in prices during the second half of 2001. This downward trend has continued into 2002; however, there are indications that prices on the spot market where the Chicago Group purchases its newsprint may moderately increase from their current levels. In the United Kingdom, average newsprint prices were less than the average prices paid in 2001. In the United Kingdom, the Company negotiates newsprint prices for one-year periods. Rates negotiated for 2003 are about 7% lower than those for 2002. Operating divisions take steps to ensure that they have sufficient supply of newsprint and have mitigated cost increases by adjusting pagination and page sizes and printing and distributing practices. Based on levels of usage, during the year ended December 31, 2002, a change in the price of newsprint of $50 per tonne would increase or decrease the year-to-date net loss by approximately $4.6 million.

     INTEREST RATES. At December 31, 2002, other than the $90.8 million revolving credit and overdraft facility, the Company, on a non-consolidated basis had no debt on which interest is calculated at floating rates. On March 10, 2003, the Company issued U.S. $120.0 million of Senior Secured Notes which bear interest at a fixed rate of 11 7/8% and with part of the proceeds repaid the $90.8 million amount outstanding under the revolving credit and overdraft facility. Interest paid by International to the banks under the Total Return Equity Swap was at floating rates. However, such amounts have been fully repaid as of December 31, 2002. As a result of an interest rate swap entered into in late December 2002, U.S.$265.0 million borrowings under Publishing's Senior Credit Facility bear interest at fixed rates. Consequently, the borrowings under Publishing's Senior Credit Facility are not exposed to fluctuations in interest rates.

    In January 2003, Publishing also purchased fixed to floating rate swaps for U.S.$250.0 million principal amount of its U.S.$300.0 million 9% Senior Notes. Each 1% change in interest rates will result in an increase or decrease of $3.9 million in interest expense to Publishing for which the impact on the Company's net earnings will be $0.7 million.

     FOREIGN EXCHANGE RATES. The majority of the Company's operating divisions are outside Canada. As a result, the Company is vulnerable to changes in the value of the Canadian dollar. Increases in the value of the Canadian dollar can reduce the value of our foreign properties and declines can increase these values. In the year ended December 31, 2002, the Company's operating income (sales revenue less cost of sales and expenses and depreciation and amortization) was $86.1 million in total. The U.K. Newspaper Group contributed $74.8 million of operating income, the United States operations contributed $51.5 million while the operating loss in Canada, including the Corporate Group, totaled $40.2 million. Based on 2002 results and ownership levels and current debt levels at December 31, 2002, a $0.05 change in the important foreign currencies would have the following effect on the Company's reported net income for the year ended December 31, 2002:

Currency                                                     Actual 2002 Average          Net Income
--------                                                     -------------------          ----------
                                                                    Rate                    Effect
                                                                    ----                    ------
United Kingdom......................................                 2.36/L               $   236,000
United States.......................................                 1.57/U.S.$           $   130,000
                                                                     -----------          -----------

     The effects of changes in foreign exchange rates will also be affected by many other factors, including earnings levels and amounts of borrowings in various currencies.

     In 2001, International sold participation interests in $756.8 million principal amount of CanWest debentures to the Participation Trust at an exchange rate of U.S. $0.6482 to each Canadian dollar, which translates into U.S.$490.5 million. At some time between May 15, 2003 and the maturity date of the CanWest debentures, being November 15, 2010, International will be required to deliver to the Participation Trust U.S.$490.5 million of the CanWest debentures at then current exchange rates plus interest received. The actual date of delivery will be established by noteholders of the Participation Trust. As noted below, up until November 5, 2005, CanWest may elect to pay interest on the debentures in kind or by the issuance of shares. At December 31, 2002, the liability to the Participation Trust is US$575.7 million and the corresponding CanWest debentures had a principal amount receivable of $888.2 million. Given that the CanWest debentures are denominated in Canadian dollars, International entered into forward foreign exchange contracts in 2001 to mitigate the currency exposure. The foreign currency contracts required International to sell $666.6 million on May 15, 2003 at a forward rate of U.S.$0.6423. In 2002, International sold certain of its foreign currency contracts and subsequently entered into additional foreign currency contracts. However, on September 30, 2002, all of the outstanding contracts were unwound. During 2002 and 2001, the net loss realized on the mark to market of both the obligation to the Participation Trust and the hedge contract was $10.4 million and $0.7 million, respectively, and has been included in net foreign currency losses in the consolidated statement of earnings. This is net of cash received on the termination of the hedge of $9.9 million in 2002. The foreign exchange exposure associated with the Participation Trust is no longer hedged, due to constraints under International's current debt facilities.

     At any time up to November 5, 2005, CanWest may elect to pay interest on the debentures by way of additional CanWest debentures. International anticipates that additional debentures will be received in the future as payment in kind for the interest on the debentures. A $0.05 change in the U.S. dollar to Canadian dollar exchange rate applied to the $888.2 million principal amount of the CanWest debentures at December 31, 2002 would result in a U.S. $44.4 million ($70.2 million) change in the amount available to International for delivery to the Participation Trust and a net loss or gain to the Company, after related tax and minority interest, of $13.4 million.

     On May 11, 2003, CanWest redeemed $265 million of the debentures of which U.S.$159.8 million has been delivered to the Participation Trust and the balance of US$27.6 million has been received by International and the Partnership, a portion of which must be retained until November 4, 2010. This will reduce International's obligation to the Participation Trust and hence its exposure to changes in the U.S. dollar to Canadian dollar exchange rate.

     INFLATION. During the past two years, inflation has not had a material effect on International's newspaper business in the United States, United Kingdom or Canada.

     INTERNATIONAL SHARE PRICE. The Series II preference shares are exchangeable at the holder's option for 0.46 of a share of International's Class A common stock for each Series II preference share. The Company has the option to make a cash payment of equivalent value on the redemption of any of the Series II preference shares. The Series II preference shares represent a financial liability of the Company and are recorded at their fair value, which will fluctuate with the market price of International's Class A common stock. In 2002, such fluctuations had no impact on the Company's net earnings as deferred unrealized losses/gains have been designated as a hedge of the Company's investment in International common shares. However, due to the March 2003 sale of International shares, in settlement of amounts owing to International and the pledging of International shares under the Trust Indenture for the Company's Senior Secured Notes, the Series II preference shares will no longer be a hedge. As a result, beginning in 2003 the Series II preference shares will be marked to market for fluctuations in International's share price and foreign exchange rates and unrealized deferred gains in the amount of $11,983,000 as at December 31, 2002 will be recognized in income. On December 31, 2002, the Series II preference shares were retractable into 2,107,250 shares of Class A common stock of International. Based on exchange rates as at December 31, 2002, each U.S.$1.00 increase from the December 31, 2002 quoted market price of International's Class A common stock, would result in an unrealized pre-tax loss of $3.3 million which must be reflected as a charge against the Company's earnings.

     COMPETITION. Revenues in the newspaper industry are dependent primarily upon advertising revenues and paid circulation. Competition for advertising and circulation revenue comes from the local and regional newspapers, radio, broadcast and cable television, direct mail and other communications and advertising media that operate in International's markets. The extent and nature of such competition is, in large part, determined by the location and demographics of the markets and the number of media alternatives in those markets. Some of International's competitors are larger and have greater financial resources than International does. In the past, newspapers which compete in some of International's markets have chosen to reduce their cover prices and/or decrease the price of bulk sales in efforts to increase their circulation at the expense of International's newspapers. Price competition has been particularly intense in the United Kingdom and in Chicago, Illinois in recent years. These actions have in the past forced International to similarly reduce International's cover prices and/or decrease the price of bulk sales, which has a negative effect on its sales revenues and overall financial performance. The Company may experience price competition from competing newspapers and other media sources in the future that force us to make similar reductions, which would again decrease its operating results and circulation revenues. In addition, the use of alternative means of delivery, such as free Internet sites, for news and other content has increased significantly in the past few years. In the event that significant numbers of International's customers choose to receive content using these alternative delivery sources rather than newspapers, International may be forced to decrease the prices International charges for newspapers or make other changes in the way International operates, or International may face a long-term decline in circulation, any or all of which may harm financial and operating performance.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         As of December 31, 2002, International's aggregate annual rental payments under operating leases exceeded the amounts permitted under the covenants to the Senior Credit Facility. International was advised by the Administrative Agent of the Senior Credit Facility that the lenders agreed to amend the Senior Credit Facility effective March 28, 2003, to increase the amount permitted under the operating lease covenant and have agreed to a waiver of any default or event of default in connection therewith. Based on the amended covenant, International would have been in compliance as of December 31, 2002.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.  CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures.

     Our Chief Executive Officer and Chief Financial Officer have reviewed our disclosure controls and procedures within 90 days prior to the filing of this report. Based upon this review, these officers believe that our disclosure controls and procedures are effective in ensuring that material information related to the Company is made known to them by others within the Company.

(b)  Changes in Internal Controls.

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls since the date of our most recent evaluation.

                                    PART III

ITEM 17.      FINANCIAL STATEMENTS

              Not applicable

ITEM 18.      FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

HOLLINGER INC.
Audited Consolidated Financial Statements
  Report of KPMG LLP, Independent Auditors..................    F-2
  Consolidated Balance Sheets as of December 31, 2001 and
     2002...................................................    F-4
  Consolidated Statements of Earnings for the Year Ended
     December 31, 2000, 2001 and 2002.......................    F-5
  Consolidated Statements of Deficit for the Years Ended
     December 31, 2000, 2001 and 2002.......................    F-6
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 2000, 2001 and 2002.......................    F-7
  Notes to Consolidated Financial Statements................    F-8


                                AUDITORS' REPORT

To the Board of Directors of Hollinger Inc.

     We have audited the consolidated balance sheets of Hollinger Inc. as at December 31, 2001 and 2002 and the consolidated statements of earnings, deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Toronto, Canada

April 1, 2003, except
as to note 29, which is                                             /s/ KPMG LLP
as of June 19, 2003                                        Chartered Accountants

                     COMMENTS BY AUDITORS FOR U.S. READERS
                    ON CANADA -- U.S. REPORTING DIFFERENCES

     In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in note 2, or when there is a retroactive adjustment such as those described in note 26v), to the consolidated financial statements as at December 31, 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002. Our report to the shareholders dated April 1, 2003 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Toronto, Canada                                                     /s/ KPMG LLP
April 1, 2003                                              Chartered Accountants

                                 HOLLINGER INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31
                                                              -----------------------
                                                                 2001         2002
                                                              ----------   ----------
                                                                 (IN THOUSANDS OF
                                                                 CANADIAN DOLLARS)
ASSETS
CURRENT ASSETS
Cash and cash equivalents (note 3)..........................  $  806,347   $  188,852
Escrow deposits (note 10a)).................................          --      859,128
Accounts receivable.........................................     336,438      355,031
Prepaid expenses............................................      17,604       28,499
Inventory...................................................      36,506       22,058
                                                              ----------   ----------
                                                               1,196,895    1,453,568
INVESTMENTS (note 5)........................................     259,435      210,145
CAPITAL ASSETS (note 6).....................................     666,501      660,501
GOODWILL (note 7)...........................................     174,324      913,327
OTHER INTANGIBLE ASSETS (note 7)............................   1,177,544      185,143
DEFERRED FINANCING COSTS AND OTHER ASSETS (note 8)..........     154,543      193,537
                                                              ----------   ----------
                                                              $3,629,242   $3,616,221
                                                              ==========   ==========
LIABILITIES
CURRENT LIABILITIES
Bank indebtedness (note 9)..................................  $  129,475   $   90,810
Accounts payable and accrued expenses.......................     358,444      337,086
Amounts due to related parties (note 23d))..................      45,919       79,655
Income taxes payable........................................     463,853      476,387
Deferred revenue............................................      65,627       67,612
Retractable preference shares (note 11).....................          --      135,299
Deferred unrealized gain on retractable preference shares
  (note 11a))...............................................          --       11,983
Senior Subordinated Notes due 2006 and 2007 (note 10a)).....          --      797,751
Current portion of long-term debt (note 10).................      10,020       16,800
                                                              ----------   ----------
                                                               1,073,338    2,013,383
LONG-TERM DEBT (note 10)....................................   1,341,606      974,770
RETRACTABLE PREFERENCE SHARES (note 11).....................     147,472           --
DEFERRED UNREALIZED GAIN ON RETRACTABLE PREFERENCE SHARES
  (note 11a))...............................................       7,670           --
FUTURE INCOME TAXES (note 18)...............................     486,937      375,479
OTHER LIABILITIES AND DEFERRED CREDITS (note 12)............     109,761      130,648
                                                              ----------   ----------
                                                               3,166,784    3,494,280
                                                              ----------   ----------
MINORITY INTEREST...........................................     725,928      473,272
                                                              ----------   ----------
SHAREHOLDERS' DEFICIENCY
Capital stock (note 13).....................................     271,774      273,759
Deficit.....................................................    (485,313)    (605,145)
                                                              ----------   ----------
                                                                (213,539)    (331,386)
Equity adjustment from foreign currency translation (note
  14).......................................................     (49,931)     (19,945)
                                                              ----------   ----------
                                                                (263,470)    (351,331)
                                                              ----------   ----------
                                                              $3,629,242   $3,616,221
                                                              ==========   ==========
Commitments (note 15)
Contingencies (note 16)
Subsequent events (notes 1, 9, 10a), 16d) and 29)

                                 HOLLINGER INC.

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                YEAR ENDED DECEMBER 31
                                                       ----------------------------------------
                                                          2000           2001           2002
                                                       ----------     ----------     ----------
                                                          (IN THOUSANDS OF CANADIAN DOLLARS
                                                              EXCEPT PER SHARE AMOUNTS)
REVENUE
  Sales..............................................  $3,158,280     $1,822,060     $1,628,198
  Investment and other income........................      28,146         97,282         29,729
                                                       ----------     ----------     ----------
                                                        3,186,426      1,919,342      1,657,927
                                                       ----------     ----------     ----------
EXPENSES
  Cost of sales and expenses.........................   2,586,183      1,730,108      1,453,894
  Depreciation and amortization......................     219,932        144,716         88,193
  Interest on long-term debt.........................     219,970        122,701         92,625
  Other interest.....................................      54,361         55,225         29,122
                                                       ----------     ----------     ----------
                                                        3,080,446      2,052,750      1,663,834
                                                       ----------     ----------     ----------
NET LOSS IN EQUITY-ACCOUNTED COMPANIES...............     (14,115)       (18,571)        (1,233)
                                                       ----------     ----------     ----------
NET FOREIGN CURRENCY LOSSES..........................     (12,288)        (7,470)       (19,741)
                                                       ----------     ----------     ----------
EARNINGS (LOSS) BEFORE THE UNDERNOTED................      79,577       (159,449)       (26,881)
  Unusual items (note 17)............................     700,945       (295,434)       (62,630)
  Income tax (expense) recovery (note 18)............    (260,091)        89,477       (124,025)
  Minority interest..................................    (331,058)       233,508        124,896
                                                       ----------     ----------     ----------
NET EARNINGS (LOSS)..................................  $  189,373     $ (131,898)    $  (88,640)
                                                       ==========     ==========     ==========
EARNINGS (LOSS) PER RETRACTABLE COMMON SHARE (note
  19)
  Basic..............................................  $     5.11     $    (3.91)    $    (2.76)
                                                       ==========     ==========     ==========
  Diluted............................................  $     5.05     $    (4.17)    $    (2.79)
                                                       ==========     ==========     ==========

                                 HOLLINGER INC.

                       CONSOLIDATED STATEMENTS OF DEFICIT

                                                                   YEAR ENDED DECEMBER 31
                                                            ------------------------------------
                                                               2000         2001         2002
                                                            ----------   ----------   ----------
                                                             (IN THOUSANDS OF CANADIAN DOLLARS)
DEFICIT AT BEGINNING OF YEAR
  As previously reported..................................  $(180,732)   $(310,988)   $(485,313)
  Adjustment of prior years' deficit (note 2).............   (291,004)          --           --
                                                            ---------    ---------    ---------
  As restated.............................................   (471,736)    (310,988)    (485,313)
Net earnings (loss).......................................    189,373     (131,898)     (88,640)
                                                            ---------    ---------    ---------
                                                             (282,363)    (442,886)    (573,953)
Adjustment to deficit related to transitional impairment
  charge, net of minority interest (note 1)...............         --           --      (12,071)
Dividends -- retractable common shares....................    (22,177)     (20,216)     (19,220)
Gain (premium) on retraction of retractable common shares
  (notes 13b), 13d) and 13e)).............................     (6,448)     (22,211)         141
Share issue costs.........................................         --           --          (42)
                                                            ---------    ---------    ---------
DEFICIT AT END OF YEAR....................................  $(310,988)   $(485,313)   $(605,145)
                                                            =========    =========    =========

                                 HOLLINGER INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    YEAR ENDED DECEMBER 31
                                                              -----------------------------------
                                                                 2000         2001        2002
                                                              -----------   ---------   ---------
                                                              (IN THOUSANDS OF CANADIAN DOLLARS)
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
CASH FLOWS PROVIDED BY (USED FOR) OPERATIONS BEFORE THE
  UNDERNOTED (note 20a))....................................  $   153,579   $(120,211)  $  59,628
Change in non-cash operating working capital (note 20b))....      (82,456)   (144,429)     41,328
Other costs.................................................      (42,188)    (70,234)     48,474
                                                              -----------   ---------   ---------
                                                                   28,935    (334,874)    149,430
                                                              -----------   ---------   ---------
FINANCING ACTIVITIES
Redemption and cancellation of capital stock................         (700)       (273)     (1,064)
Redemption and cancellation of retractable preference
  shares....................................................       (5,133)       (317)       (277)
Premium on retirement of senior notes.......................           --          --     (56,287)
Capital stock of subsidiaries purchased for cancellation by
  subsidiaries..............................................           --     (71,767)   (157,056)
Issue of partnership units and common shares of
  subsidiaries..............................................        8,166      10,637       6,667
Decrease in long-term debt and deferred liabilities.........   (1,280,475)         --          --
Redemption of HCPH Special shares...........................     (140,429)         --          --
Repayment of long-term debt.................................           --    (176,383)   (582,920)
Proceeds from long-term debt................................           --     152,778     514,343
Proceeds from issuance of notes.............................           --          --     474,000
Payment of debt issue costs.................................           --      (7,230)    (24,666)
Escrow deposits and restricted cash.........................           --          --    (859,128)
Dividends...................................................      (22,177)    (20,216)    (16,031)
Dividends and distributions paid by subsidiaries to minority
  interest..................................................     (127,390)   (126,478)    (48,721)
Other.......................................................           --        (204)       (249)
                                                              -----------   ---------   ---------
                                                               (1,568,138)   (239,453)   (751,389)
                                                              -----------   ---------   ---------
INVESTING ACTIVITIES
Proceeds on disposal of fixed assets........................       18,813         157      17,024
Purchase of fixed assets....................................     (112,661)    (91,406)    (63,603)
Proceeds on sale of investment in subsidiary................           --      31,417      38,637
Proceeds on disposal of investments.........................       87,465     919,567       7,188
Additions to investments....................................      (92,735)    (99,040)    (17,636)
Additions to circulation....................................      (37,667)     (3,920)         --
Decrease (increase) in other assets.........................          779      (1,132)       (450)
Investment in newspaper operations..........................     (175,376)         --          --
Proceeds on disposal of newspaper and magazine operations...    2,016,885     376,865          --
                                                              -----------   ---------   ---------
                                                                1,705,503   1,132,508     (18,840)
                                                              -----------   ---------   ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
  EQUIVALENTS...............................................       (6,825)     14,250       3,304
                                                              -----------   ---------   ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............      159,475     572,431    (617,495)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............       74,441     233,916     806,347
                                                              -----------   ---------   ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $   233,916   $ 806,347   $ 188,852
                                                              ===========   =========   =========
CASH FLOW PROVIDED BY (USED FOR) OPERATIONS PER RETRACTABLE
  COMMON SHARE (note 19)
SUPPLEMENTAL DISCLOSURE OF FINANCING AND INVESTING
  ACTIVITIES
  Interest paid.............................................  $   244,592   $ 153,972   $ 108,159
  Income taxes paid.........................................  $    69,710   $ 122,087   $  14,095

                                 HOLLINGER INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

1.  SIGNIFICANT ACCOUNTING POLICIES

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which vary in certain significant respects from United States GAAP. A description of significant differences, as applicable to the Company is included in note 26.

BASIS OF PREPARATION

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using a basis of presentation which assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company is an international holding company and its assets consist primarily of investments in its subsidiaries and affiliated companies. As a result, the Company's ability to meet its future financial obligations, on a non-consolidated basis, is dependent upon the availability of cash flows from its Canadian and foreign subsidiaries through dividends, management fees and other payments. On a non-consolidated basis during 2002, the Company experienced a shortfall between the dividends and fees received from its subsidiaries and its obligations to pay its operating costs, including interest and dividends on its preference shares and such shortfalls were expected to continue in the future. Accordingly, the Company is dependent upon the continuing financial support of Ravelston Management Inc. ("RMI") to fund such shortfalls and, therefore, pay its liabilities as they fall due. RMI is a wholly owned subsidiary of The Ravelston Corporation Limited ("Ravelston"), the Company's ultimate parent company.

     On March 10, 2003, the date of issue of US $120,000,000 aggregate principal amount of Senior Secured Notes due 2011, RMI entered into a Support Agreement with the Company. Under the agreement, RMI has agreed to make annual support payments in cash to the Company on a periodic basis by way of contributions to the capital of the Company (without receiving any shares of the Company) or subordinated debt. The amount of the annual support payments will be equal to the greater of (a) the non-consolidated negative net cash flow of the Company (which does not extend to outlays for retractions or redemptions) and (b) US$14.0 million per year (less any future payments of services agreements fees directly to the Company or to any of the Company's wholly owned restricted subsidiaries, as they are defined in the indenture governing the Company's Senior Secured Notes due 2011, and any excess in the net dividend amount received by the Company and 504468 N.B. Inc. ("NB Inc.") on the shares of Hollinger International Inc. ("Hollinger International") that the Company and NB Inc. own that is over US$4.65 million per year), in either case, reduced by any permanent repayment of debt owing by Ravelston to the Company. Initially, the support amount to be contributed by RMI is expected to be satisfied through the permanent repayment by Ravelston of its approximate $16.4 million of advances from the Company resulting from the use of proceeds of the Company's offering of Senior Secured Notes. Thereafter, all support amount contributions by RMI will be made through contributions to the capital of the Company without receiving any additional shares of the Company, except that, to the extent that the support payment exceeds the negative net cash flow of the Company, the amounts will be contributed through an interest-bearing, unsecured, subordinated loan to the Company. The support agreement terminates upon the repayment of the Senior Secured Notes, which mature in 2011.

     RMI currently derives all of its income and operating cash flow from the fees paid pursuant to services agreements with Hollinger International and its subsidiaries. RMI's ability to provide the required financial support under the Support Agreement with the Company is dependent on RMI continuing to receive sufficient fees pursuant to those services agreements. The services agreements may be terminated by either party by giving 180 days notice. The fees in respect of the services agreements are negotiated annually with and approved by the audit committee of Hollinger International. The fees to be paid to RMI for the year ending

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

December 31, 2003 amount to approximately US$22.0 million to US$24.0 million and were approved in February 2003. The fees in respect of the periods after December 31, 2003 have not yet been negotiated or approved. If, in any quarterly period after April 1, 2003, the Company fails to receive in cash a minimum aggregate amount of at least US$4.7 million from a) payments made by RMI pursuant to the Support Agreement and b) dividends paid by Hollinger International on its shares held by the Company, net of dividends paid by the Company on its Series 11 preference shares, the Company would be in default under its Senior Secured Notes. Based on the Company's current investment in Hollinger International and the current quarterly dividend paid by Hollinger International of US$0.05 per share, the minimum support payment required to be made by RMI to avoid such a default is approximately US$3.5 million per quarter or US$14.0 million annually. This default could cause the Senior Secured Notes to become due and payable immediately.

     The Company's issued capital stock consists of Series II preference shares, Series III preference shares and retractable common shares each of which is retractable at the option of the holder. On retraction, the Series II preference shares are exchangeable into a fixed number of shares of the Company's Class A common stock of Hollinger International or at the Company's option, cash of equivalent value. The Series III preference shares are currently retractable at the option of the holder for a retraction price payable in cash, which fluctuates by reference to two benchmark Government of Canada bonds having a comparable yield and term to the shares and, after May 1, 2003, for a cash payment of $9.50 per share. The retractable common shares are retractable at any time at the option of the holder at their retraction price (which is fixed from time to time) in exchange for the Company's shares of Hollinger International Class A common stock of equivalent value or, at the Company's option, cash. There is uncertainty regarding the Company's ability to meet future retractions of preference shares and retractable common shares. Under corporate law, the Company is not required to make any payment to redeem any shares in certain circumstances, including if the Company is, or after the payment, the Company would be, unable to pay its liabilities as they come due. If at the time of future retractions, the Company does not have sufficient cash or sufficient available Hollinger International shares of Class A common stock to both fund such retractions and continue to pay its liabilities as they come due, shareholders would not become creditors of the Company but would remain as shareholders until such time as the retraction is able to be completed under applicable law. On May 20, 2003, the Company concluded it was not able to complete retractions of shares submitted after April 30, 2003, without unduly impairing its liquidity (note 29f)).

     The Company's uncertain ability to make payments on future retractions and redemptions of shares is due to the fact that liquidity of its assets is limited at present given that substantially all of its shares of Hollinger International common stock were provided as security for the Senior Secured Notes.

GENERAL BUSINESS

     Hollinger Inc. publishes, prints and distributes newspapers and magazines in Canada, the United Kingdom, the United States of America, and Israel through subsidiaries and associates. In addition, Hollinger Inc. has developed related websites on the Internet. The consolidated financial statements include the accounts of Hollinger Inc., its subsidiaries, other controlled entities and its pro rata share of assets, liabilities,

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

revenue and expenses of joint ventures (collectively, the "Company"). The Company's significant subsidiaries and controlled entities are set out below:

                                                              PERCENTAGE OWNED AS AT DECEMBER 31,
                                                              -----------------------------------
                                                               2000          2001          2002
                                                              -------       -------       -------
Hollinger International Inc. ("Hollinger International")....    47.5%(3)      36.0%(3)      31.8%(3)
Hollinger International Publishing Inc. ("Publishing")......   100.0%(1)     100.0%(1)     100.0%(1)
The Sun-Times Company.......................................   100.0%(1)     100.0%(1)     100.0%(1)
Jerusalem Post Publications Limited ("Jerusalem Post")......   100.0%(1)     100.0%(1)     100.0%(1)
Hollinger Canadian Publishing Holdings Co. ("HCPH
  Co.")(2)..................................................   100.0%(1)     100.0%(1)     100.0%(1)
The National Post Company ("National Post") (note 5c))......    50.0%(1)        --            --
Telegraph Group Limited ("Telegraph").......................   100.0%(1)     100.0%(1)     100.0%(1)
Hollinger Canadian Newspapers, Limited Partnership
  ("Hollinger L.P.")........................................    87.0%(1)      87.0%(1)      87.0%(1)

---------------

(1) Percent owned by Hollinger International.

(2) During 2001 HCPH Co. (formerly Hollinger Canadian Publishing Holdings Inc. ("HCPH")) became the successor to the operations of XSTM Holdings (2000) Inc. (formerly Southam Inc. ("Southam")).

(3) Represents the Company's equity interest in Hollinger International. The Company's voting percentage at December 31, 2002 is 72.8% (2001 -- 71.8% and 2000 -- 73.3%).

FOREIGN CURRENCY TRANSLATION

     Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at exchange rates in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at exchange rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

     The financial statements of foreign subsidiaries, all of which are self-sustaining, are translated using the current rate method, whereby all assets and liabilities are translated at year-end exchange rates, with items in the consolidated statements of earnings translated at the weighted average exchange rates for the year. Exchange gains or losses arising from the translation of balance sheet items are deferred and disclosed separately within shareholders' equity. These exchange gains or losses are not included in earnings unless they are actually realized through a reduction of the Company's net investment in the foreign subsidiary. Exchange gains or losses on the translation of exchangeable preference shares are deferred as they have been designated as a hedge of the Company's investment in shares of Hollinger International Class A common stock for which they are exchangeable.

     Effective January 1, 2002, the Company adopted, on a retroactive basis, The Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 1650, "Foreign Currency Translations" ("Section 1650"), which eliminates the deferral and amortization of foreign currency translation gains and losses on long-term monetary items denominated in foreign currencies, with a fixed or ascertainable life. There was no impact to the Company upon adoption of this standard as at January 1, 2002 or any period presented.

CASH EQUIVALENTS

     Cash equivalents consist of certain highly liquid investments with original maturities of three months or less.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

INVENTORY

     Inventory, principally printing material, is valued at the lower of cost and net realizable value. Cost is determined using the first-in, first-out
(FIFO) method.

CAPITAL ASSETS

     Capital assets are stated at cost. Cost represents the cost of acquisition or construction, including the direct costs of financing until the asset is ready for use.

     Leases which transfer substantially all of the benefits and risks of ownership to the Company or its subsidiaries are recorded as assets, together with the obligations, based on the present value of future rental payments, excluding executory costs.

     Capital assets, including assets under capital leases, are depreciated over their estimated useful lives as follows:

Buildings                                   straight line over 25 to 40 years
Machinery and equipment                     straight line over 4 to 20 years or 7% to
                                            12% on the diminishing-balance basis
Leasehold interests                         straight line over the term of the lease
                                            ranging from 5 to 40 years

GOODWILL AND OTHER INTANGIBLE ASSETS

     Goodwill represents the excess of acquisition costs over estimated fair value of net assets, including definite lived intangibles, acquired in business combinations. Until December 31, 2001, goodwill amortization was calculated using the straight-line method over the respective estimated useful lives to a maximum of 40 years.

     Prior to January 1, 2002, circulation represented the long-term readership of paid newspapers and the Company allocated a portion of the purchase price discrepancy in each business acquired to the cost of circulation. In addition, the Company capitalized costs incurred to increase the long-term readership. Circulation was amortized on a straight-line basis over periods ranging from 10 to 40 years.

     Effective January 1, 2002, the Company adopted the CICA Handbook Section 3062, "Goodwill and Other Intangible Assets" ("Section 3062") and certain transitional provisions of CICA Handbook Section 1581, "Business Combinations" ("Section 1581"). The new standards require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. In addition, Section 3062 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment by assessing the recoverability of the carrying value.

     As of the date of adoption of Section 3062 and certain transitional provisions of Section 1581, the Company has discontinued amortization of all existing goodwill, evaluated existing intangible assets and has reclassified from circulation amounts in respect of non-competition agreements and subscriber and advertiser relationships, which meet the new criteria for recognition of intangible assets apart from goodwill. The balance of circulation has been reclassified to goodwill effective January 1, 2002.

     In connection with the Section 3062 transitional impairment evaluation, the Company was required to assess whether goodwill was impaired as of January 1, 2002. The fair values of the Company's reporting units were determined primarily using a multiple of maintainable normalized cash earnings. As a result of this

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

transitional impairment test, and based on the methodology adopted, the Company has determined that the carrying amount of the Jerusalem Post was in excess of the estimated fair value at January 1, 2002. Accordingly, the value of goodwill attributable to the Jerusalem Post of $32.0 million has been written down in its entirety. Such loss, net of related minority interest amounted to $12.1 million and has been recorded as a charge to the opening deficit as at January 1, 2002. The Company has determined that the fair value of all other reporting units is in excess of the respective carrying amounts, both on adoption and at year end for purposes of the annual impairment test.

     In addition to the transitional goodwill impairment test as of January 1, 2002, the Company is required to test goodwill for impairment on an annual basis for each of its reporting units. The Company is also required to evaluate goodwill for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Certain indicators of potential impairment that could impact the Company's reporting units include, but are not limited to, the following: (a) a significant long-term adverse change in the business climate that is expected to cause a substantial decline in advertising spending, (b) a permanent significant decline in a reporting unit's newspaper readership, (c) a significant adverse long-term negative change in the demographics of a reporting unit's newspaper readership and (d) a significant technological change that results in a substantially more cost-effective method of advertising than newspapers.

     Effective January 1, 2002, the Company had unamortized goodwill in the amount of $873.7 million, which is no longer being amortized. This amount reflects the transitional impairment loss of $32.0 million relating to the Jerusalem Post.

     This change in accounting policy cannot be applied retroactively and the amounts presented for prior periods have not been restated for this change. If this change in accounting policy were applied to the reported consolidated statement of earnings for the years ended December 31, 2000 and 2001, the impact of the change, in respect of goodwill and intangible assets not being amortized, would be as follows:

                                                                2000       2001
                                                              --------   ---------
Net earnings (loss) -- as reported..........................  $189,373   $(131,898)
Add goodwill and intangible asset amortization, net of
  income taxes and minority interest........................    31,384      16,978
                                                              --------   ---------
Adjusted net earnings (loss)................................  $220,757   $(114,920)
                                                              ========   =========
Basic earnings (loss) per share -- as reported..............  $   5.11   $   (3.91)
                                                              ========   =========
Basic adjusted earnings (loss) per share....................  $   5.97   $   (3.41)
                                                              ========   =========
Diluted earnings (loss) per share -- as reported............  $   5.05   $   (4.17)
                                                              ========   =========
Diluted adjusted earnings (loss) per share..................  $   5.90   $   (3.64)
                                                              ========   =========

     Adjusted net earnings (loss), noted above, reflects only the reduction in amortization expense of intangibles now classified as goodwill and does not give effect to the impact that this change in accounting policy would have had on the gains and losses resulting from the disposal of operations during 2000 and 2001, nor the expensing of the costs previously capitalized to increase long-term readership in 2000 and 2001.

INVESTMENTS

     Investments are accounted for at cost, except for investments in which the Company exercises significant influence which are accounted for by the equity method. Investments are written down when declines in value are considered to be other than temporary. Dividend and interest income are recognized when earned.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

     Prior to the adoption of new accounting standards for goodwill on January 1, 2002, as described above, the excess of acquisition costs over the Company's share of the fair value of net assets at the acquisition date of an equity method investment was amortized on a straight-line basis over its estimated useful life. Effective January 1, 2002, such equity method goodwill is no longer amortized. The Company recognizes a loss when there is other than a temporary decline in the fair value of the investment below its carrying value.

DEFERRED FINANCING COSTS

     Deferred financing costs consist of certain costs incurred in connection with debt financings. Such costs are amortized on a straight-line basis over the term of the related debt.

DERIVATIVES

     The Company uses derivative financial instruments to manage risks generally associated with interest rate and foreign currency exchange rate market volatility. The Company does not hold or issue derivative financial instruments for trading purposes. None of the derivatives has been designated as a hedge. All derivatives are recorded at their fair value with changes in fair value reflected in the consolidated statements of earnings, other than Hollinger International's forward share purchase contracts (described in note 24b)).

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

     The Company and certain of its subsidiaries have employee stock-based compensation plans. Until December 31, 2001, compensation expense was not recognized on the grant or modification of options under these plans.

     Effective January 1, 2002, the Company adopted the new CICA Handbook
Section 3870, "Stock-based Compensation and Other Stock-based Payments" ("Section 3870"). Under Section 3870, the Company is required to adopt, on a prospective basis, the fair value-based method to account for all stock-based payments made by the Company to non-employees, including employees of Ravelston, the parent company, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002. For all other stock-based payments, the Company has elected to use the settlement method of accounting, whereby cash received on the exercise of stock options is recorded as capital stock.

     Under the fair value-based method, stock options granted to employees of Ravelston by the Company and its subsidiaries are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. Such fair value determined is recorded as a dividend-in-kind in the Company's financial statements with no impact on the Company's net earnings. Section 3870 has been applied prospectively to all stock-based payments to non-employees granted on or after January 1, 2002.

EMPLOYEE BENEFIT PLANS

     The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The following policies are applied in accounting for employee benefit plans:

     - The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

     - For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

     - Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

     - The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by the plans ranges from 8 to 17 years.

INCOME TAXES

     Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense is the sum of the Company's provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities. The effect on future tax assets and liabilities for change in tax rates is recognized in income in the period that includes the enactment date.

REVENUE RECOGNITION

     The Company's principal sources of revenue comprise advertising, circulation and job printing. As a general principle, revenue is recognized when the following criteria are met: (a) persuasive evidence of an arrangement exists, (b) delivery has occurred and services have been rendered, (c) the price to the buyer is fixed or determinable, and (d) collectibility is reasonably assured or is probable. Advertising revenue, being amounts charged for space purchased in the Company's newspapers, is recognized upon publication of the advertisements. Circulation revenue from subscribers, billed to customers at the beginning of a subscription period, is recognized on a straight-line basis over the term of the related subscription. Deferred revenue represents subscription receipts that have not been earned. Circulation revenue from single copy sales is recognized at the time of distribution. In both cases, circulation revenue is recorded net of fees or commissions paid to distributors and retailers and less an allowance for returned copies. Job printing revenue, being charges for printing services provided to third parties, is recognized upon delivery.

LOSS PER SHARE

     Basic loss per share is computed by dividing the net loss by the weighted average shares outstanding during the year. Diluted loss per share is computed similar to the basic loss per share except that the weighted average shares outstanding is increased to include additional shares from the assumed exercise of stock options of Hollinger Inc., if dilutive and the net loss is increased to reflect the impact of additional shares of Hollinger International being issued from the exercise of its stock options and Series E preferred shares, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used by Hollinger International to acquire shares of common stock of Hollinger International at the average market price during the year.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to bad debts, investments, intangible assets, income taxes, restructuring, pensions and other post-

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

retirement benefits, contingencies and litigation. The Company relies on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

     The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

     The Company holds minority interests in both publicly traded and not publicly traded Internet-related companies. Some of the publicly traded companies have highly volatile share prices. The Company records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

     The Company has significant goodwill recorded in its accounts. Certain of its newspapers operate in highly competitive markets. The Company is required to determine annually whether or not there has been any impairment in the value of these assets. Changes in long-term readership patterns and advertising expenditures may affect the value and necessitate an impairment charge. Certain indicators of potential impairment that could impact the Company's reporting units include, but are not limited to, the following: a) a significant long-term adverse change in the business climate that is expected to cause a substantial decline in advertising spending, b) a permanent significant decline in a reporting unit's newspaper readership, c) a significant adverse long-term negative change in the demographics of a reporting unit's newspaper readership, and d) a significant technological change that results in a substantially more cost-effective method of advertising than newspapers.

     The Company sponsors several defined benefit pension and post-retirement benefit plans for domestic and foreign employees. These defined benefit plans include pension and post-retirement benefit obligations, which are calculated based on actuarial valuations. In determining these obligations and related expenses, key assumptions are made concerning expected rates of return on plan assets and discount rates. In making these assumptions, the Company evaluated, among other things, input from actuaries, expected long-term market returns and current high-quality bond rates. The Company will continue to evaluate the expected long-term rates of return on plan assets and discount rates at least annually and make adjustments as necessary, which could change the pension and post-retirement obligations and expenses in the future.

     Unrecognized actuarial gains and losses in respect of pension and post-retirement benefit plans are recognized by the Company over a period ranging from 8 to 17 years, which represents the weighted average remaining service life of the employee groups. Unrecognized actuarial gains and losses arise from several factors, including experience, assumption changes in the obligations and from the difference between expected returns and actual returns on assets. At the end of 2002, the Company had unrecognized net actuarial losses of $233.4 million. These unrecognized amounts could result in an increase to pension expense in future years depending on several factors, including whether such losses exceed the corridor in accordance with CICA Section 3461, "Employee Future Benefits".

     The Company recognized a pension valuation allowance for any excess of the prepaid benefit cost over the expected future benefit. Increases or decreases in global capital markets and interest rate fluctuations could increase or decrease any excess of the prepaid benefit cost over the expected future benefit resulting in

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

an increase or decrease to the pension valuation allowance. Changes in the pension valuation allowance are recognized in earnings immediately.

2.  CHANGE IN ACCOUNTING POLICIES

     a)  Earnings per share

        Effective January 1, 2001, the Company adopted, retroactively with restatement, the recommendations of the CICA Section 3500 with respect to earnings per share. Under the revised standard, the treasury stock method is used instead of the imputed earnings approach for determining the dilutive effect of options, issued warrants or other similar instruments.

        The change in the method of calculation of earnings per share did not impact the previously reported basic earnings per share for 2000. Diluted earnings per share for 2000 were increased from $4.49 per share to $5.05 per share.

     b)  Income taxes

        Effective January 1, 2000, the CICA changed the accounting standard relating to the accounting for income taxes. The new standard adopted the liability method of accounting for future income taxes. Prior to January 1, 2000, income tax expense was determined using the deferral method.

        The Company adopted the new income tax accounting standard retroactively on January 1, 2000, and did not restate the financial statements of any prior periods. As a result, the Company has recorded an increase to deficit of $291,004,000, an increase to the future tax liability of $516,113,000 and a decrease to minority interest of $225,109,000 as at January 1, 2000.

     c)  Goodwill and other intangible assets

        Effective January 1, 2002, the Company adopted CICA Handbook Section 3062, "Goodwill and Other Intangible Assets" ("Section 3062") and certain transitional provisions of CICA Handbook Section 1581, "Business Combinations" ("Section 1581"). The new standards must be adopted prospectively and require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The impact of this change in accounting policy is discussed under "Goodwill and Other Intangible Assets" in note 1.

3.  RESTRICTED CASH

     Cash and cash equivalents at December 31, 2001 included US$7,500,000 ($11,944,000) of restricted cash deposited with an escrow agent under the terms of one of Hollinger International's forward share purchase contracts (note
24b)), which were terminated in 2002.

     In addition, US$5,000,000 ($7,963,000) of cash was pledged as security at December 31, 2001 for Hollinger International's US$5,000,000 Restated Credit Facility (note 10f)) under which no amounts were permitted to be borrowed at December 31, 2001. At December 31, 2002, restricted cash includes US$2,000,000 ($3,160,000) deposited in connection with outstanding letters of credit.

4.  ACQUISITIONS AND DISPOSITIONS

     a) In January 2002, the Company sold 2,000,000 shares of Hollinger International Class A common stock to third parties for total cash proceeds of $38.6 million. This transaction, together with the retraction of Series II preference shares of the Company for shares of Hollinger International

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

         Class A common stock (note 11a)), resulted in a pre-tax gain on the effective sales of the Hollinger International shares of $20.1 million (note 17).

     b) In January 2001, Hollinger L.P. completed the sale of UniMedia Company to Gesca Limited, a subsidiary of Power Corporation of Canada, for cash consideration. The publications sold represented the French language newspapers of Hollinger L.P., including three paid circulation dailies and 15 weeklies published in Quebec and Ontario. A pre-tax gain of approximately $75.1 million was recognized on this sale (note 17).

     c) In two separate transactions in July and November 2001, the Company and Hollinger L.P. completed the sale of most of its remaining Canadian newspapers to Osprey Media Group Inc. ("Osprey") for total cash proceeds of approximately $255.0 million plus closing adjustments primarily for working capital. Included in these sales were community newspapers in Ontario such as The Kingston Whig-Standard, The Sault Star, the Peterborough Examiner, the Chatham Daily News and The Observer (Sarnia). Pre-tax gains of approximately $1.5 million were recognized on these sales (note 17). The former Chief Executive Officer of Hollinger L.P. is a minority shareholder of Osprey. Hollinger International's independent directors have approved the terms of these transactions.

        In connection with the two sales of Canadian newspaper properties to Osprey in 2001, to satisfy a closing condition, the Company, Hollinger International, Lord Black of Crossharbour, PC(C), OC, KCSG and three senior executives entered into non-competition agreements with Osprey pursuant to which each agreed not to compete directly or indirectly in Canada with the Canadian businesses sold to Osprey for a five-year period, subject to certain limited exceptions, for aggregate consideration of $7.9 million. Such consideration was paid to Lord Black and the three senior executives and has been approved by Hollinger International's independent directors.

     d) In August 2001, the Company entered into an agreement to sell to CanWest Global Communications Corp. ("CanWest") its 50% interest in the National Post. In accordance with the agreement, the Company's representatives resigned from their executive positions at the National Post effective September 1, 2001. Accordingly, from September 1, 2001, the Company had no influence over the operations of the National Post and the Company no longer consolidated or recorded on an equity basis its share of earnings or losses. The results of operations of the National Post are included in the consolidated results to August 31, 2001. A pre-tax loss of approximately $120.7 million was recognized on the sale and is included in unusual items (note 17).

     e) During 2001, Hollinger International converted all of its Series C Preferred Stock which was held by the Company, at the conversion ratio of 8.503 shares of Hollinger International Class A common stock per share of Series C Preferred Stock into 7,052,464 shares of Hollinger International Class A common stock. The 7,052,464 shares of Class A common stock of Hollinger International were subsequently purchased for cancellation by Hollinger International for a total of US$92.2 million ($143.8 million). The purchase price per share was 98% of the closing price of the shares of Hollinger International Class A common stock and was approved by Hollinger International's independent directors. The Company used the proceeds to reduce its bank indebtedness by $142.0 million (note 9).

        On September 27, 2001, Hollinger International redeemed 40,920 shares of its Series E preferred stock held by the Company at their stated redemption price of $146.63 per share for a total cash payment of $6.0 million.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        In December 2001, the Company sold 2,000,000 shares of Hollinger International Class A common stock to third parties for total cash proceeds of $31.4 million and reduced its bank indebtedness by the same amount (note 9).

        The above transactions, together with the retraction of retractable common shares of the Company in exchange for shares of Hollinger International Class A common stock (note 13d)) and the retraction of Series II preference shares of the Company for shares of Class A common stock of Hollinger International (note 11a)), resulted in a total pre-tax gain on the effective sales of the Hollinger International shares of $59.4 million (note 17).

     f) During 2001, Hollinger International transferred two publications to Horizon Publications Inc. in exchange for net working capital. Horizon Publications Inc. is managed by former Community Group executives and controlled by certain members of the Board of Directors of Hollinger International. The terms of these transactions were approved by the independent directors of Hollinger International.

     g) On November 16, 2000, Hollinger International and its affiliates, Southam and Hollinger L.P. ("Hollinger Group") completed the sale of most of its Canadian newspapers and related assets to CanWest. Included in the sale were the following assets of the Hollinger Group:

        - a 50% interest in National Post, with Hollinger International continuing as managing partner;

        - the metropolitan and a large number of community newspapers in Canada (including the Ottawa Citizen, The Vancouver Sun, The Province (Vancouver), the Calgary Herald, the Edmonton Journal, The Gazette (Montreal), The Windsor Star, the Regina Leader Post, the Star Phoenix and the Times-Colonist (Victoria); and

        -  the operating Canadian Internet properties, including canada.com.

        The sale resulted in the Hollinger Group receiving approximately $1.7 billion cash, approximately $425 million in voting and non-voting shares of CanWest at fair value, and subordinated non-convertible debentures of a holding company in the CanWest group with a fair value of approximately $697 million. The aggregate sale price of these properties at fair value was approximately $2.8 billion, plus closing adjustments for working capital at August 31, 2000 and cash flow and interest for the period September 1 to November 16, 2000 which in total was estimated as an additional $63 million at December 31, 2000. The cash proceeds were used to pay down outstanding debt on Hollinger International's Bank Credit Facility (note 10). The sale resulted in a pre-tax gain of approximately $566.0 million in 2000 which was included in unusual items (note 17).

        In 2001, certain of the closing adjustments were finalized, resulting in an additional pre-tax gain in 2001 of approximately $29.1 million which is included in unusual items (note 17). At December 31, 2002, approximately $60.7 million (2001 -- $57.3 million) in respect of closing adjustments remained due to the Company and is included in accounts receivable. Certain closing adjustments have not yet been finalized. Amounts due bear interest at a rate of approximately 9%. The amount outstanding is subject to negotiation between CanWest and the Company. Adjustments to the balance due, if any, resulting from further negotiations will be recorded as an unusual item.

        In connection with the sale to CanWest, The Ravelston Corporation Limited ("Ravelston"), a holding company controlled by Lord Black, entered into a management services agreement with CanWest and National Post pursuant to which it agreed to continue to provide management services to the Canadian businesses sold to CanWest in consideration for an annual fee of $6 million payable by CanWest. In addition, CanWest will be obligated to pay Ravelston a termination fee of $45 million, in the event that CanWest chooses to terminate the management services agreement or

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        $22.5 million, in the event that Ravelston chooses to terminate the agreement (which cannot occur before December 31, 2002). Also, as required by CanWest as a condition to the transaction, the Company, Ravelston, Hollinger International, Lord Black and three senior executives entered into non-competition agreements with CanWest pursuant to which each agreed not to compete directly or indirectly in Canada with the Canadian businesses sold to CanWest for a five-year period, subject to certain limited exceptions, for aggregate consideration of $80 million paid by CanWest in addition to the purchase price referred to above, of which $38 million was paid to Ravelston and $42 million was paid to Lord Black and the three senior executives. The independent directors of Hollinger International have approved the terms of these payments.

     h) On November 1, 2000, Southam converted the convertible promissory note in Hollinger L.P. in the principal amount of $225,753,000 into 22,575,324 limited partnership units of Hollinger L.P., thereby increasing Hollinger International's interest in Hollinger L.P. to 87.0%.

     i) During 2000, Hollinger International sold most of its remaining U.S. community newspaper properties, including 11 paid dailies, three paid non-dailies and 31 free distribution publications for total proceeds of approximately US$215,000,000 ($325,166,000). Pre-tax gains totalling $75,114,000 were recognized on these sales and were included in unusual items in 2000 (note 17).

       In connection with the sales of United States newspaper properties in 2000, to satisfy a closing condition, Hollinger International, Lord Black and three senior executives entered into non-competition agreements with the purchasers pursuant to which each agreed not to compete directly or indirectly in the United States with the United States businesses sold to the purchasers for a fixed period, subject to certain limited exceptions, for aggregate consideration paid in 2001 of US$600,000 ($917,000). These amounts were in addition to the aggregate consideration paid in respect of these non-competition agreements in 2000 of US$15.0 million ($22.5 million). All such amounts were paid to Lord Black and the three senior executives. The independent directors of Hollinger International have approved the terms of these payments.

     j) Included in the dispositions during 2000 described in note 4i), Hollinger International sold four U.S. community newspapers for an aggregate consideration of US$38.0 million ($56.5 million) to Bradford Publishing Company, a Company formed by a former U.S. Community Group executive and in which some of Hollinger International's directors are shareholders. The terms of this transaction were approved by the independent directors of Hollinger International.

     k) On February 17, 2000, Interactive Investor International, in which Hollinger International owned 51.7 million shares or a 47% equity interest, completed its initial public offering ("IPO") issuing 52 million shares and raising L78,000,000 ($181,000,000). The IPO reduced Hollinger International's equity ownership to 33% and resulted in a dilution gain of $25,775,000 for accounting purposes. Subsequently, Hollinger International sold five million shares of its holding, reducing its equity interest to 28.5% and resulting in a pre-tax gain in 2000 of $2,400,000. Both the dilution gain and gain on sale were included in unusual items in 2000 (note 17). The balance of the investment was sold in 2001 resulting in an additional pre-tax gain in 2001 of $14.7 million (note 17).

     l) In December 2000, Hollinger International acquired four paid daily newspapers, one paid non-daily and 12 free distribution publications in the Chicago suburbs for total cash consideration of US$111,000,000 ($166,744,000). Of the aggregate purchase price, $78,781,000 was ascribed to circulation and $48,244,000 to goodwill.

       All of the Company's acquisitions have been accounted for using the purchase method with the results of operations included in these consolidated financial statements from the dates of acquisition.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        The details of the acquisitions including those detailed above are as follows:

                                                                2000     2001   2002
                                                              --------   ----   ----
Assets acquired, at fair value
  Current assets............................................  $ 19,444    $--    $--
  Fixed assets..............................................    51,724    --     --
  Circulation...............................................    78,781    --     --
  Goodwill and other assets.................................    57,418    --     --
                                                              --------    --     --
                                                               207,367    --     --
                                                              --------    --     --
Less liabilities assumed
  Current liabilities.......................................    16,269    --     --
  Long-term liabilities.....................................    15,722    --     --
                                                              --------    --     --
                                                                31,991    --     --
                                                              --------    --     --
Net cost of investments.....................................  $175,376    $--    $--
                                                              ========    ==     ==

5.  INVESTMENTS

                                                                2001       2002
                                                              --------   --------
ASSOCIATED COMPANIES, AT EQUITY
  The Company
     Cayman Free Press Ltd. -- 40% interest.................  $ 11,245   $ 11,314
  Telegraph
     Trafford Park Printers Limited ("Trafford Park"), West
       Ferry Printers Limited ("West Ferry"), Paper Purchase
       Management Limited ("PPM") and handbag.com Limited
       (handbag) joint ventures -- 50% interests............    29,110     27,763
  Internet-related investments..............................     8,205      8,012
  Other.....................................................     1,490      1,886
                                                              --------   --------
                                                                50,050     48,975
                                                              --------   --------
MARKETABLE INVESTMENTS, AT COST
  CanWest debentures a).....................................    72,259     85,664
  Internet-related investments..............................     6,680      5,812
                                                              --------   --------
                                                                78,939     91,476
                                                              --------   --------
OTHER NON-MARKETABLE INVESTMENTS, AT COST
  Internet and telephony-related investments................    78,272     36,282
  Other.....................................................    52,174     33,412
                                                              --------   --------
                                                               130,446     69,694
                                                              --------   --------
                                                              $259,435   $210,145
                                                              ========   ========

     a) The CanWest debentures were issued by a wholly owned subsidiary of CanWest and are guaranteed by CanWest. The debentures were received on November 16, 2000 as partial consideration for the operations sold to CanWest. Interest on the CanWest debentures is calculated, compounded and payable semi-annually in arrears at a rate of 12.125% per annum. At any time prior to November 5, 2005, CanWest may elect to pay interest on the debentures by way of non-voting shares of CanWest, debentures in substantially the same form as the CanWest debentures, or cash. Subsequent to November 5, 2005, interest is to be paid in cash. The debentures are due November 15, 2010, but

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

         are redeemable at any time prior to May 15, 2003 for cash at CanWest's option at 100% of the principal amount.

        CanWest debentures at December 31, 2002 had a principal face amount of $93.0 million (2001 -- $77.2 million), including $15.8 million of additional debentures received in 2002 (2001 -- $67.1 million) in payment of the interest due on existing debentures held by the Company, a portion of which related to 2001. These debentures have been recorded at their fair value at the time they are received.

        As part of Hollinger International's November 16, 2000 purchase and sale agreement with CanWest, Hollinger International was prohibited from selling CanWest debentures prior to May 15, 2003. In order to monetize the debentures, Hollinger International entered into a participation agreement in August 2001 pursuant to which it sold participation interests in $540.0 million (US$350.0 million) principal amount of CanWest debentures to a special purpose trust (the "Participation Trust") administered by an arm's-length trustee. That sale of participation interests was supplemented by a further sale of $216.8 million (US$140.5 million) in December 2001 for a total of $756.8 million (US$490.5 million). Both sales were conducted at a fixed rate of exchange of US$0.6482 for each $1. Hollinger International remains the record owner of the participated CanWest debentures and is required to make payments to the Participation Trust with respect to those debentures if and to the extent it receives payment in cash or in kind on the debentures from CanWest. These payments are not reflected in the Company's accounts.

        Coincident with the Participation Trust's purchase of the participation interests, the Participation Trust sold senior notes to arm's-length third parties to finance the purchase of the participation interests. These transactions resulted in net proceeds to Hollinger International of $621.8 million and for accounting purposes have been accounted for as sales of CanWest debentures. The net loss on the 2001 transactions, including realized holding losses on the debentures, amounted to $97.4 million and has been included in unusual items (note 17). Hollinger International believes that the participation arrangement does not constitute a prohibited sale of debentures as legal title was not transferred. CanWest has advised Hollinger International that it accepts that position.

        Hollinger International has not retained an interest in the Participation Trust nor does it have any beneficial interest in the assets of the Participation Trust. The Participation Trust and its investors have no recourse to Hollinger International's other assets in the event that CanWest defaults on its debentures. Under the terms of the Participation Trust, the interest payments received by Hollinger International in respect of the underlying CanWest debentures will be paid to the Participation Trust. However, after May 15, 2003, Hollinger International may be required to deliver to the Participation Trust CanWest debentures with a face value equivalent to US$490.5 million based on then current rates of exchange. The CanWest debentures are denominated in Canadian dollars and, consequently, there is a currency exposure on the debentures subject to the delivery provision. A substantial portion of that exposure was previously hedged; however, the hedge instrument (a forward foreign exchange contract) was terminated in contemplation of and in conjunction with Publishing's placement of Senior Notes (note 10a)) and amendment of Publishing's Senior Credit Facilities (note 10b)). During 2001 and 2002, the net loss before tax, realized on the mark to market of both the obligation to the Participation Trust and the related hedge contract was $0.7 million and $10.4 million, respectively, and has been included in net foreign currency losses in the consolidated statement of earnings. In 2002, the loss before tax is net of cash received on the termination of the hedge of $9.9 million.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        Pursuant to the terms of the Participation Trust, the Company is unable to sell to an unaffiliated third party until at least November 4, 2010 the equivalent of US$50.0 million ($79.0 million at December 31, 2002) principal amount of CanWest debentures.

     b) CanWest shares at December 31, 2000 consisted of 2,700,000 multiple voting preferred shares and 27,000,000 non-voting shares. The non-voting shares were publicly traded and the multiple voting shares were not publicly traded but were convertible into non-voting shares at the rate of 0.15 non-voting share for each voting preferred share or a total additional 405,000 non-voting shares. The non-voting shares and voting preferred shares represented an approximate 15.6% equity interest and 5.7% voting interest in CanWest. On November 28, 2001, Hollinger International sold the 2,700,000 multiple voting preferred shares and 27,000,000 non-voting shares in CanWest for total cash proceeds of approximately $271.3 million. The sale resulted in a realized pre-tax loss of $157.5 million which is included in unusual items (note 17).

6.  CAPITAL ASSETS

                                                                 2001         2002
                                                              ----------   ----------
COST
  Land......................................................  $   54,878   $   52,050
  Buildings and leasehold interests.........................     326,449      340,886
  Machinery and equipment...................................     803,345      848,576
                                                              ----------   ----------
                                                               1,184,672    1,241,512
                                                              ----------   ----------
ACCUMULATED DEPRECIATION AND AMORTIZATION
  Buildings and leasehold interests.........................      58,680       66,373
  Machinery and equipment...................................     459,491      514,638
                                                              ----------   ----------
                                                                 518,171      581,011
                                                              ----------   ----------
NET BOOK VALUE..............................................  $  666,501   $  660,501
                                                              ==========   ==========
OWNED ASSETS
  Cost......................................................  $  898,007   $  887,484
  Accumulated depreciation and amortization.................     330,240      352,956
                                                              ----------   ----------
  Net book value............................................  $  567,767   $  534,528
                                                              ==========   ==========
LEASED ASSETS
  Cost......................................................  $  286,665   $  354,028
  Accumulated depreciation and amortization.................     187,931      228,055
                                                              ----------   ----------
  Net book value............................................  $   98,734   $  125,973
                                                              ==========   ==========

     Depreciation and amortization of capital assets totalled $116,760,000, $78,450,000 and $74,352,000 in 2000, 2001 and 2002, respectively. Hollinger
International capitalized interest in 2000, 2001 and 2002 amounting to $4,653,000, $129,000 and nil, respectively, related to the construction and equipping of production facilities for its newspapers in Chicago.

7.  GOODWILL AND OTHER INTANGIBLE ASSETS

     As described in note 1 to the consolidated financial statements, the Company adopted Section 3062 and certain transitional provisions of Section 1581 effective January 1, 2002.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

     The changes in the carrying amount of goodwill by reportable segment for the year ended December 31, 2002 are as follows:

                                                         U.K.       CANADIAN
                                CHICAGO    COMMUNITY   NEWSPAPER   NEWSPAPER    CONSOLIDATED
                                 GROUP       GROUP       GROUP       GROUP         TOTAL
                                --------   ---------   ---------   ----------   ------------
Balance as at January 1,
  2002........................  $234,320    $31,975    $569,013     $70,333       $905,641
Transitional impairment loss
  -- Jerusalem Post (note
  1)..........................        --    (31,975)         --          --        (31,975)
                                --------    -------    --------     -------       --------
Revised balance as at January
  1, 2002.....................   234,320         --     569,013      70,333        873,666
Adjustment of excess
  acquisition reserves........   (19,477)        --          --          --        (19,477)
Repurchase of shares of
  Hollinger International
  Class A common stock by
  Hollinger International
  (note 24b)).................     3,344         --       8,240          --         11,584
Foreign exchange and other....    (1,534)        --      48,809         279         47,554
                                --------    -------    --------     -------       --------
Balance as at December 31,
  2002........................  $216,653    $    --    $626,062     $70,612       $913,327
                                ========    =======    ========     =======       ========

     Upon adoption of Section 3062, intangible assets totalling $978,569,000, which were previously ascribed to circulation, net of $247,252,000 of deferred taxes, were reclassified to goodwill. Intangible assets with a total net book value at January 1, 2002 of $198,975,000 previously ascribed to circulation, consisting of non-competition agreements of $12,195,000 net of accumulated amortization of $8,360,000 and subscriber and advertiser relationships of $186,780,000 net of accumulated amortization of $35,261,000 were recognized as identifiable intangible assets apart from goodwill upon adoption of Section 3062.

     The Company's amortizable other intangible assets consist of non-competition agreements with former owners of acquired newspapers which are amortized using the straight-line method over the term of the respective non-competition agreements which range from three to five years, and subscribers and advertiser relationships which are amortized using the straight-line method over 30 years. The components of other amortizable intangible assets at December 31, 2002 are as follows:

                                                       GROSS
                                                      CARRYING   ACCUMULATED    NET BOOK
                                                       AMOUNT    AMORTIZATION    VALUE
                                                      --------   ------------   --------
Amortizable other intangible assets:
  Non-competition agreements........................  $ 22,120     $15,049      $  7,071
  Subscriber and advertiser relationships...........   220,485      42,413       178,072
                                                      --------     -------      --------
                                                      $242,605     $57,462      $185,143
                                                      ========     =======      ========

     Amortization of non-competition agreements for the year ended December 31, 2002 was $6,689,000. Amortization of advertiser and subscriber relationships for the year ended December 31, 2002 was $7,152,000. Future amortization of amortizable intangible assets is as follows: 2003 -- $13,895,000, 2004 -- $7,483,000, 2005 -- $7,235,000, 2006 -- $7,195,300, and 2007 -- $7,195,000.

     Amortization of goodwill and other intangible assets in total for the year ended December 31, 2001 was $66,266,000 (2000 -- $103,172,000).

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

8.  DEFERRED FINANCING COSTS AND OTHER ASSETS

                                                                2001       2002
                                                              --------   --------
Deferred pension asset (note 22)............................  $ 83,459   $123,230
Deferred finance costs, net of amortization of $38,494,000
  (2001 -- $36,512,000).....................................    52,484     52,759
Deferred foreign exchange loss on exchangeable shares.......     1,446      1,234
Other assets................................................    17,154     16,314
                                                              --------   --------
                                                              $154,543   $193,537
                                                              ========   ========

     Amortization of deferred finance costs, included in other interest expense, totalled $18,504,000, $18,648,000 and $11,347,000 in 2000, 2001 and 2002,
respectively.

9.  BANK INDEBTEDNESS

                                                                2001      2002
                                                              --------   -------
The Company.................................................  $129,475   $90,810
                                                              ========   =======

     At December 31, 2002, the Company has a bank operating line which provides for up to $10.0 million of borrowings and a revolving bank credit facility which provides for up to $80.8 million of borrowings. The Company's revolving bank credit facility is secured by shares of Hollinger International Class A and Class B common stock owned by the Company and bears interest at the prime rate plus 2.5% or the banker's acceptance ('BA') rate plus 3.5%. Under the terms of the revolving bank credit facility, the Company and its subsidiaries are subject to restrictions on the incurrence of additional debt.

     The revolving bank credit facility was amended and restated on August 30, 2002 and was to mature on December 2, 2002. A mandatory repayment of the revolving bank credit facility in the amount of $50.0 million was required by December 2, 2002 and if such payment was made, the lenders could have consented to an extension of the maturity date to December 2, 2003 in respect of the principal outstanding. On December 2, 2002, the lenders extended the $50.0 million principal repayment date to December 9, 2002. This repayment was not made and on December 9, 2002, the bank credit facility was amended to require a principal payment of $44.0 million on February 28, 2003 with the balance maturing on December 2, 2003. As a result of the impending closing of the Company's Senior Secured Note issue, the lenders further extended the due date for the repayment of the $44.0 million to March 14, 2003. On March 10, 2003, the revolving bank credit facility in the amount of $80.8 million and the bank operating line of $10.0 million were repaid with part of the proceeds of the Company's issue of Senior Secured Notes (note 29a)).

     On October 3, 2002, Hollinger International entered into a term lending facility and borrowed US$50.0 million ($79.6 million). As a result of Hollinger International's borrowing under this term facility, the Company was in default of a covenant under its revolving bank credit facility which, while in default, resulted in the Company's borrowings being due on demand. The banks waived the default and on December 23, 2002, Hollinger International repaid the full amount borrowed under its term lending facility (note 10d)).

     During 2001, the Company reduced its bank indebtedness by $142,000,000 with proceeds from the sale, to Hollinger International for cancellation, of 7,052,464 million of its shares of Class A common stock (note 4e)). In December 2001, the Company sold 2,000,000 shares of Hollinger International Class A common stock to third parties for total cash proceeds of $31,400,000 (note 4e)) and reduced bank indebtedness by the same amount. During January 2002, the Company sold a further 2,000,000 shares of

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

Class A common stock of Hollinger International and reduced bank indebtedness by an additional $38,600,000 (note 4a)).

10.  LONG-TERM DEBT

                                                                 2001         2002
                                                              ----------   ----------
Hollinger International
  Senior Notes due 2010 (US$300,000,000)....................  $       --   $  474,000
  Senior Credit Facility (US$265,000,000)...................          --      418,698
  Senior Notes due 2005 (US$5,082,000) (2001 --
     US$260,000,000)........................................     414,050        8,030
  Senior Subordinated Notes due 2006 (US$239,900,000) (2001
     -- US$250,000,000).....................................     398,125      379,051
  Senior Subordinated Notes due 2007 (US$265,000,000) (2001
     -- US$290,000,000).....................................     461,825      418,700
  Other.....................................................      16,933        5,103
Other.......................................................      15,346       20,152
Obligations under capital leases
  Printing joint ventures...................................      37,914       60,096
  Other.....................................................       7,433        5,491
                                                              ----------   ----------
                                                               1,351,626    1,789,321
Less:
  Current portion included in current liabilities...........      10,020       16,800
  Senior Subordinated Notes (note 10a)).....................          --      797,751
                                                              ----------   ----------
                                                              $1,341,606   $  974,770
                                                              ==========   ==========

     a) On December 23, 2002, Publishing issued US$300,000,000 of 9% Senior Notes due 2010 guaranteed by Hollinger International. Net proceeds of the issue of US$291,700,000 plus cash on hand and borrowings under Publishing's Senior Credit Facility (note 10b)) were used in December 2002 to retire Hollinger International's equity forward share purchase contracts (Total Return Equity Swaps (note 24b)) and to repay amounts borrowed under its term facility maturing December 31, 2003 (note 10d)) and in January 2003 to retire, in their entirety, Publishing's outstanding Senior Subordinated Notes due 2006 and 2007 with the balance available for general corporate purposes.

        The Senior Notes bear interest at 9% payable semi-annually and mature on December 15, 2010. The Senior Notes are redeemable at the option of Publishing anytime after December 15, 2006 at 104.5% of the principal amount, after December 15, 2007 at 102.25% of the principal amount and after December 15, 2008 at 100% of the principal amount.

        On December 23, 2002, Publishing gave notice of redemption to both the holders of the Senior Subordinated Notes due 2006 with a principal remaining outstanding of US$239.9 million and to the holders of the Senior Subordinated Notes due 2007 with a principal remaining outstanding of US$265.0 million. Such notes were retired in January 2003 with a payment of $859.1 million (US$543.8 million), including early redemption premiums and accrued interest. At December 31, 2002, the notes remained outstanding and have been disclosed as a current liability. The proceeds from the December 2002 issue of Publishing's Senior Notes and borrowings under the Senior Credit Facility used to fund the redemption were held in escrow at December 31, 2002 and have been disclosed as escrow deposits in current assets.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        Unamortized deferred financing costs in the amount of $28.0 million and the $31.1 million premium related to the retirement of the Senior Subordinated Notes will be charged to earnings in 2003 on extinguishment of the notes.

        The Indentures relating to the 9% Senior Notes contain financial covenants and negative covenants that limit Publishing's ability to, among other things, incur indebtedness, pay dividends or make other distributions on its capital stock, enter into transactions with related companies, and sell assets, including stock of a restricted subsidiary. The Indentures provide that upon a change of control (as defined in the Indentures), each noteholder has the right to require Publishing to purchase all or any portion of such noteholder's notes at a cash purchase price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest. The Senior Credit Facility (note 10b)) restricts Publishing's ability to repurchase these notes even when Publishing may be required to do so under the terms of the Indenture relating to the 9% Senior Notes in connection with a change of control.

        On January 22, 2003 and February 6, 2003, Publishing entered into interest rate swaps to convert US$150.0 million and US$100.0 million, respectively, of the 9% Senior Notes issued in December 2002 to floating rates for the period to December 15, 2010, subject to early termination notice.

        The Trust Indenture in respect of the 9% Senior Notes contains customary covenants and events of default, which are comparable to those under the Senior Credit Facility.

     b) On December 23, 2002, Publishing and certain of its subsidiaries entered into a senior credit facility with an aggregate commitment of US$310,000,000 (the "Senior Credit Facility").

        The Senior Credit Facility consists of i) US$45,000,000 revolving credit facility which matures on September 30, 2008 (the "Revolving Credit Facility"), ii) a US$45,000,000 Term Loan A which matures on September 30, 2008 ("Term Loan A") and iii) a US$220,000,000 Term Loan B which matures on September 30, 2009 ('Term Loan B'). Publishing and Telegraph are the borrowers under the Revolving Credit Facility and First DT Holdings Ltd. ("FDTH"), a wholly owned indirect U.K. subsidiary) is the borrower under Term Loan A and Term Loan B. The Revolving Credit Facility and Term Loans bear interest at either the Base Rate (U.S.) or U.S. LIBOR, plus an applicable margin. Interest is payable quarterly.

        At December 31, 2002, FDTH had a total US$265,000,000 of borrowings outstanding under Term Loan A and Term Loan B.

        On December 27, 2002, a United Kingdom subsidiary of the Company entered into two cross-currency rate swap transactions to hedge principal and interest payments on U.S. dollar borrowings under the December 23, 2002 Senior Credit Facility. The contracts have a total foreign currency obligation notional value of US$265.0 million, fixed at a rate of US$1.5922 to L1, convert the interest rate on such borrowing from floating to fixed, and expire as to US$45.0 million on December 29, 2008 and as to US$220.0 million on December 29, 2009.

        Publishing's borrowings under the Senior Credit Facility are guaranteed by Publishing's material U.S. subsidiaries, while FDTH's and Telegraph's borrowings under the Senior Credit Facility are guaranteed by Publishing and its material U.S. and U.K. subsidiaries. Hollinger International is also a guarantor of the Senior Credit Facility. Publishing's borrowings under the Senior Credit Facility are secured by substantially all of the assets of Publishing and its material U.S. subsidiaries, a pledge of all of the capital stock of Publishing and its material U.S. subsidiaries and a pledge of 65% of the capital stock of certain foreign subsidiaries. FDTH's and Telegraph's borrowings under the Senior Credit Facility are secured by substantially all of the assets of Publishing and its material U.S. and U.K. subsidiaries and a pledge of all of the capital stock of Publishing and its material U.S. and

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        U.K. subsidiaries. Hollinger International's assets in Canada have not been pledged as security under the Senior Credit Facility.

        The Senior Credit Facility agreement requires Publishing to comply with certain covenants which include, without limitation and subject to certain exceptions, restrictions on additional indebtedness; liens, certain types of payments (including without limitation, capital stock dividends and redemptions, payments on existing indebtedness and intercompany indebtedness), and on incurring or guaranteeing debt of an affiliate, making certain investments and paying management fees; mergers, consolidations, sales and acquisitions; transactions with affiliates; conduct of business except as permitted; sale and leaseback transactions; changing fiscal year; changes to holding company status; creating or allowing restrictions on taking action under the Senior Credit Facility loan documentation; and entering into operating leases, subject to certain basket calculations and exceptions. The Senior Credit Facility loan agreement also contains customary events of default.

        As of December 31, 2002, Hollinger International's aggregate annual rental payments under operating leases exceeded the amounts permitted under the covenants to the Senior Credit Facility. Hollinger International has been advised by the Administrative Agent of the Senior Credit Facility that the lenders have agreed to amend the Senior Credit Facility effective March 28, 2003, to increase the amount permitted under the operating lease covenant and have agreed to a waiver of any default or event of default in connection therewith. Based on the amended covenant, Hollinger International would have been in compliance as of December 31, 2002.

     c) On February 14, 2002, Publishing commenced a cash tender offer for any and all of its outstanding 8.625% Senior Notes due 2005. The tender offer was made upon the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated February 14, 2002. Under the terms of the offer, Hollinger International offered to purchase the outstanding notes at a price to be determined three business days prior to the expiration date of the tender offer by reference to a fixed spread of 87.5 basis points over the yield to maturity of the 7.50% U.S. Treasury Notes due February 15, 2005, plus accrued and unpaid interest up to, but not including the day of payment for the notes. The purchase price totalled US$1,101.34 for each US$1,000 principal amount of notes. Included in the purchase price was a consent payment equal to US$40 per US$1,000 principal amount of the notes, payable to those holders who validly consented to the proposed amendments to the indenture governing the notes. In connection with the tender offer, Publishing solicited consents from the holders of the notes to amend the Indenture governing the notes by eliminating most of the restrictive provisions. On March 15, 2002, $397.2 million (US$248.9 million) in the aggregate principal amount had been validly tendered pursuant to the offer and on March 18, 2002, these noteholders were paid out in full. In addition, during the year, Publishing purchased for retirement an additional $9.6 million (US$6.0 million) in aggregate principal amount of the 8.625% Senior Notes due 2005.

        During 2002, Publishing purchased for retirement $16.1 million (US$10.1 million) in aggregate principal amount of the 9.25% Senior Subordinated Notes due 2006 and $39.9 million (US$25.0 million) in the aggregate principal amount of its 9.25% Senior Subordinated Notes due 2007.

        The total principal amount of the above Publishing Senior and Senior Subordinated Notes retired during 2002 was $462.8 million (US$290.0 million). The premiums paid to retire the debt totalled $43.0 million which, together with a write-off of $13.3 million of related deferred financing costs, have been presented as an unusual item (note 17).

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        As at December 31, 2001, Hollinger International did not meet a financial test set out in the Trust Indentures for Publishing's Senior Notes due 2005 and Senior Subordinated Notes. As a result, Publishing and its subsidiaries were unable to incur additional indebtedness, make restricted investments, make advances, pay dividends or make other distributions on their capital stock.

     d) In October 2002, Hollinger International borrowed on an unsecured basis $79,600,000 (US$50,000,000) at 10.5% under a term facility maturing December 31, 2003. Proceeds from Publishing's aforementioned Senior Credit Facility and the issue of 9% Senior Notes were used, in part, to repay these borrowings in December 2002.

     e) Amounts borrowed under a former short-term credit facility of $191,100,000 (US$120,000,000) entered into by Hollinger International in 2001 were repaid during that year.

     f) In June 2000, Publishing, HCPH, Telegraph, Southam, HIF Corp., a wholly owned subsidiary of Publishing, and a group of financial institutions increased the term loan component of the Fourth Amended and Restated Credit Facility ("Restated Credit Facility") by US$100,000,000 to US$975,000,000. On November 16, 2000, using the proceeds from the CanWest transaction (note 4(g)) US$972,000,000 of borrowings were repaid and the Restated Credit Facility was reduced to US$5,000,000. The Restated Credit Facility was secured by the collateralization of US$5,000,000 of Hollinger International's positive cash balance (note
         3). At December 31, 2001, no amounts were owing under the Restated Credit Facility. During 2002, the Restated Credit Facility was terminated.

     g) Principal amounts payable on long-term debt, excluding obligations under capital leases, for each of the five years subsequent to December 31, 2002 are as follows:

    2003 (including the extinguishment of Senior Subordinated
      Notes)....................................................   $802,637
    2004........................................................   $ 20,268
    2005........................................................   $ 27,776
    2006........................................................   $ 22,109
    2007........................................................   $ 23,103
    Subsequent..................................................   $827,841

     h) Minimum lease commitments, together with the present value of obligations under capital leases, are as follows:

    2003........................................................   $ 15,044
    2004........................................................     12,245
    2005........................................................      9,454
    2006........................................................      9,084
    2007........................................................      6,379
    Subsequent..................................................     28,913
                                                                   --------
    Total future minimum lease payments.........................     81,119
    Less imputed interest and executory costs...................    (15,532)
                                                                   --------
    Present value of minimum lease payments discounted at an
      average rate of 6.9%......................................     65,587
    Less current portion included in current liabilities........    (11,914)
                                                                   --------
                                                                   $ 53,673
                                                                   ========

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

11.  RETRACTABLE PREFERENCE SHARES

                                                                2001       2002
                                                              --------   --------
4,580,979 Series II preference shares (2001 -- 5,366,979)...  $ 46,000   $ 33,827
10,147,225 Series III preference shares 2001 --
  10,147,225)...............................................   101,472    101,472
                                                              --------   --------
                                                              $147,472   $135,299
                                                              ========   ========

                                                                       HCPH
                                                                     SPECIAL
                                            SERIES II   SERIES III    SHARES      TOTAL
                                            ---------   ----------   --------   ---------
Balance, January 1, 2000..................  $129,168     $104,622    $ 51,421   $ 285,211
Redeemed/retracted........................   (69,502)      (3,150)    (54,482)   (127,134)
Accretion.................................        --           --       3,061       3,061
Unrealized loss...........................    28,815           --          --      28,815
                                            --------     --------    --------   ---------
Balance, January 1, 2001..................    88,481      101,472          --     189,953
Redeemed/retracted........................   (27,135)          --          --     (27,135)
Unrealized gain...........................   (15,346)          --          --     (15,346)
                                            --------     --------    --------   ---------
Balance, December 31, 2001................    46,000      101,472          --     147,472
Redeemed/retracted........................    (7,860)          --          --      (7,860)
Unrealized gain...........................    (4,313)          --          --      (4,313)
                                            --------     --------    --------   ---------
Balance, December 31, 2002................  $ 33,827     $101,472    $     --   $ 135,299
                                            ========     ========    ========   =========

     a) The Series II preference shares are exchangeable non-voting preference shares issued at $10.00 per share. On May 12, 1999, the Series II preference shares became redeemable at the holder's option for 0.46 of a share of Class A common stock of Hollinger International for each Series II preference share. The Company has the option to make a cash payment of equivalent value on the redemption of any of the Series II preference shares. Each Series II preference share entitles the holder to a dividend equal to the amount of any dividend on 0.46 of a share of Class A common stock of Hollinger International (less any U.S. withholding tax thereon payable by the Company or any subsidiary). In 2002, these retractable preference shares are included in current liabilities since they are retractable at any time at the option of the holder.

        During 2002, 750,000 Series II preference shares were retracted in exchange for 345,000 shares of Hollinger International Class A common stock which, together with the Hollinger International share sale described in note 4a), resulted in a gain on effective sale of Hollinger International shares of $20,103,000 (note 17). In addition, 36,000 Series II preference shares were retracted for the cash equivalent value of 0.46 of a Class A common share of Hollinger International at the time of retraction, which totalled $277,000.

        During 2001, 2,685,465 Series II preference shares were retracted in exchange for 1,235,312 of shares of Hollinger International Class A common stock which, together with the retraction of retractable common shares in exchange for shares of Hollinger International Class A common stock (note 13d)) and Hollinger International share redemptions and sales described in note 4e), resulted in a gain on effective sale of Hollinger International shares of $59,449,000 (note 17). In addition, 28,038 Series II preference shares were retracted for the cash equivalent value of 0.46 of a share of Class A common stock of Hollinger International at the time of retraction, which totalled $317,000.

        During 2000, a total of 6,710,817 Series II preference shares were retracted in exchange for 3,086,971 shares of Hollinger International Class A common stock which, together with the

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        retraction of retractable common shares in exchange for shares of Hollinger International common stock (note 13e)), resulted in a gain on effective sale of Hollinger International shares of $28,450,000 (note
        17). In addition, 239,435 Series II preference shares were retracted for the cash equivalent value of 0.46 of a share of Class A common stock of Hollinger International at the time of retraction, which totalled $2,385,000.

        The Series II preference shares represent a financial liability and are recorded in the accounts at their fair value, being the market value of the shares of Class A common stock of Hollinger International for which they are exchangeable. At December 31, 2002, the market value of the shares of Class A common stock of Hollinger International into which the 4,580,979 Series II preference shares were exchangeable was $33,827,000 or $11,983,000 less than the issue price. At December 31, 2001, the market value of the shares of Class A common stock of Hollinger International into which the 5,366,979 Series II preference shares are exchangeable was $46,000,000 or $7,670,000 less than issue price.

        As at December 31, 2002, the cumulative deferred unrealized gains of $11,983,000 have been deferred as the Series II preference shares are hedged by the Company's investment in shares of Hollinger International Class A common stock, which it intends to deliver in future Series II preference share retractions, if any. Delivery of shares of Hollinger International Class A common stock on such retractions would result in a dilution gain to the Company which would be included in unusual items.

     b) The Series III preference shares provide for a mandatory redemption on the fifth anniversary of issue being April 30, 2004 for $10.00 cash per share (plus unpaid dividends) and an annual cumulative dividend, payable quarterly, of $0.70 per share per annum (or 7%) during the five-year term. The Company has the right at its option to redeem all or any part of the Series III preference shares at any time after April 30, 2002, for $10.00 cash per share (plus unpaid dividends). Holders have the right at any time to retract Series III preference shares for a retraction price payable in cash which, until April 30, 2003, fluctuates by reference to two benchmark Government of Canada bonds having a comparable yield and term to the Series III preference shares, and during the year ending April 30, 2004, the retraction price will be $9.50 per share (plus unpaid dividends in each case).

        During 2000, 315,000 Series III preference shares were retracted for cash of $2,748,000. The resulting gain of $402,000 was included in unusual items (note 17).

     c) Certain of the HCPH Special shares, issued in 1997, represented a financial liability of the Company which was hedged by the Company's investment in shares of Class A common stock of Hollinger International. In June 2000, the Company exercised its option to pay cash on the mandatory exchange of these Special shares in the amount of US$36.8 million. The previously deferred foreign exchange loss arising from translating the U.S. dollar obligation was written off to unusual items (note 17).

        In addition, in connection with the acquisition of Southam shares in 1997, HCPH issued 6,552,425 Special shares valued at $10.00 per share at the time of issue. In accordance with the terms of these shares, Hollinger International was required to deliver cash or common shares of Hollinger International upon the exchange of the Special shares and accordingly, they did not represent a financial liability of the Company and were presented as minority interest. These shares were exchangeable at the option of the holder at any time prior to June 26, 2000, into newly issued Class A subordinate voting shares of Hollinger International. On June 12, 2000, Hollinger International exercised its option to pay cash on the mandatory exchange of the HCPH Special shares. Pursuant to the terms of the indenture governing the Special shares, each Special share was

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        exchanged for cash of US$8.88 resulting in a payment to Special shareholders by Hollinger International of US$58.2 million.

12.  OTHER LIABILITIES AND DEFERRED CREDITS

                                                                2001       2002
                                                              --------   --------
Deferred gains..............................................  $  3,189   $  2,536
Pension obligations (note 22)...............................     8,182     12,863
Accrued post-retirement cost (note 22)......................    62,092     60,506
Other benefit obligations...................................    35,607     18,824
Liability for amounts due to Participation Trust (notes 5a)
  and 24d)).................................................       691     21,444
Liability for cross currency swap (note 24d))...............        --     14,475
                                                              --------   --------
                                                              $109,761   $130,648
                                                              ========   ========

     Deferred gains represent a lease inducement, which is being recognized in income over the term of the lease, and a portion of the gain arising on the Telegraph's transfer of certain equipment to the Trafford Park joint venture, which is being recognized in income as the assets are depreciated and/or sold by the joint venture.

13.  CAPITAL STOCK

                                                                2001       2002
                                                              --------   --------
AUTHORIZED
  Unlimited number of retractable common shares and an
     unlimited number of preference shares
ISSUED AND FULLY PAID
PREFERENCE SHARES
  4,580,979 Series II (2001 -- 5,366,979) (note 11).........  $     --   $     --
  10,147,225 Series III (2001 -- 10,147,225) (note 11)......        --         --
RETRACTABLE COMMON SHARES
  32,352,047 (2001 -- 32,068,937)...........................   271,774    273,759
                                                              --------   --------
                                                              $271,774   $273,759
                                                              ========   ========

     a) The retractable common shares have terms equivalent to common shares, except that they are retractable at any time by the holder for their retraction price, which is fixed from time to time, in exchange for the Company's shares of Hollinger International Class A common stock of equivalent value or, at the Company's option, cash. The retraction price each quarter (or, in certain specific cases more frequently) is between 90% and 100% of the Company's current value, as determined by the Retraction Price Committee in accordance with the share conditions.

     b) During 2002, 141,000 and 1,148 retractable common shares were retracted for cash of $7.50 per share and $5.50 per share, respectively. The total retractions in 2002 of 142,148 retractable common shares resulted in a gain on retraction of $141,000, which has been included in the consolidated statements of deficit.

     c) In December 2002, the Company paid a stock dividend of 10 cents per retractable common share, resulting in 425,258 retractable common shares being issued for $3,189,000 with a corresponding amount booked to dividends paid.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

     d) During 2001, 20,015 retractable common shares were retracted for cash amounts ranging between $8.00 and $14.50 per share for total cash consideration of $273,000. In addition, a further 1,809,500 and 2,476,035 retractable common shares were retracted for $14.50 and $13.00 per share, respectively, and were settled with the delivery of an aggregate of 2,570,002 shares of Hollinger International Class A common stock. This, together with the retraction of Series II preference shares for Hollinger International Class A common stock (note 11a)) and the Hollinger International share redemptions and sales described in note 4e), resulted in a gain on effective sale of the Hollinger International shares of $59,449,000 (note 17). The total retractions in 2001 of 4,305,550 retractable common shares resulted in a premium on retraction of $22,211,000, which has been charged to deficit.

     e) During 2000, 13,210 and 33,918 retractable common shares were retracted for cash of $10.00 per share and $16.75 per share, respectively. In addition, a further 51,100 and 723,700 retractable common shares were retracted for $11.50 and $16.75, respectively, and were settled with the delivery of 554,927 shares of Hollinger International Class A common stock. This, together with the retraction of Series II preference shares for Hollinger International shares (note 11a)), resulted in a gain on effective sale of the Hollinger International shares of $28,450,000 (note 17). The total retractions in 2000 of 821,928 retractable common shares resulted in premium on retraction of $6,448,000 which has been charged to deficit.

     f) The Company and certain of its subsidiaries have stock option plans for their employees.

        i)   Details of the Hollinger Inc. stock option plan are as follows:

           The Company has one Executive Share Option Plan ("Plan"), under which the Company may grant options to certain key executives of the Company, its subsidiary or affiliated companies or its parent company, for up to 5,560,000 retractable common shares.

           These options give the holder the right to purchase, subject to the executives' entitlement to exercise, one retractable common share of the Company for each option held. The options are exercisable to the extent of 25% thereof at the end of each of the first through fourth years following granting, on a cumulative basis. Options expire six years after the date of grant. Unexercised options expire one month following the date of termination of the executives' employment, except in the case of retirement at normal retirement age, death or certain offers made to all or substantially all of the holders of retractable common shares of the Company, in which events, all unexercised options become exercisable in full.

           Stock option activity with respect to the Company's stock options is as follows

                                                                    NUMBER
                                                                      OF      EXERCISE
                                                                    SHARES     PRICE
                                                                    -------   --------
        Options outstanding as at December 31, 1999, 2000 and
          2001....................................................  928,000    $13.72
        Options expired in 2002...................................  (15,000)    13.72
                                                                    -------    ------
        Options outstanding as at December 31, 2002...............  913,000    $13.72
                                                                    =======    ======
        Options exercisable at December 31, 2000..................  464,000    $13.72
                                                                    =======    ======
        Options exercisable at December 31, 2001..................  696,000    $13.72
                                                                    =======    ======
        Options exercisable at December 31, 2002..................  913,000    $13.72
                                                                    =======    ======

           Options outstanding at December 31, 2000, 2001 and 2002 had a remaining contractual life of four, three and two years, respectively.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        ii) Details of Hollinger International's stock option plan are as follows:

           Hollinger International's Incentive Plan is administered by its independent committee ("Committee") of its Board of Directors. The Committee has the authority to determine the employees to whom awards will be made, the amount and type of awards, and the other terms and conditions of the awards. In 1999, the Company adopted the 1999 Stock Incentive Plan ("1999 Stock Plan") which superseded its previous two plans.

           The 1999 Stock Plan authorizes the grant of incentive stock options and nonqualified stock options. The exercise price for stock options must be at least equal to 100% of the fair market value of the shares of Hollinger International Class A common stock on the date of grant of such option.

           Under Section 3870, stock options granted to employees of Ravelston, the parent company of the Company, must be measured at fair value and recorded as a dividend-in-kind by Hollinger International. On February 5, 2002, Hollinger International granted 1,309,000 stock options to employees of Ravelston with an exercise price of US$11.13 per share. The aggregate fair value of these options was $9,594,000 (US$6,111,000) and this has been recorded by Hollinger International as an in-kind dividend (with no impact on the accounts of the Company) during the year. On April 2, 2001, Hollinger International granted 1,402,500 stock options to employees of Ravelston with an exercise price of US$14.37 per share. The aggregate fair value of these options was $12,090,000 (US$7,800,000) and was recorded by Hollinger International as an in-kind dividend in 2001.

           For all other series of stock options, no compensation cost has been recognized by Hollinger International.

           Stock option activity with respect to Hollinger International's stock options is as follows:

                                                                NUMBER        WEIGHTED
                                                                  OF          AVERAGE
                                                                SHARES     EXERCISE PRICE
                                                              ----------   --------------
                                                                              (IN US$)
        Options outstanding at December 31, 1999............   5,149,500       $11.88
        Options granted.....................................   2,559,250        10.57
        Options exercised...................................    (471,063)       11.67
        Options cancelled...................................    (536,374)       12.11
                                                              ----------       ------
        Options outstanding at December 31, 2000............   6,701,313        11.38
        Options granted.....................................   2,418,000        14.40
        Options exercised...................................    (624,162)       11.01
        Options cancelled...................................     (82,750)       12.33
                                                              ----------       ------
        Options outstanding at December 31, 2001............   8,412,401        12.26
        Options granted.....................................   2,227,000        11.14
        Options exercised...................................     (75,375)       10.81
        Options cancelled...................................    (168,688)       12.64
                                                              ----------       ------
        Options outstanding at December 31, 2002............  10,395,338       $12.03
                                                              ==========       ======
        Options exercisable at December 31, 2000............   1,989,548       $11.51
                                                              ==========       ======
        Options exercisable at December 31, 2001............   3,032,682       $11.48
                                                              ==========       ======
        Options exercisable at December 31, 2002............   4,739,994       $11.85
                                                              ==========       ======

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        iii) Had the Company determined compensation expense based on the fair value method at the grant date for stock options granted to employees, consistent with the method prescribed under Section 3870, the Company's net earnings (loss) for the year and the earnings (loss) per share would have been reported as the pro forma amounts indicated below. This compensation expense takes into account all options granted by the Company and Hollinger International, including those granted prior to January 1, 2002. The fair value of the options is amortized over the vesting period.

                                                        2000       2001        2002
                                                      --------   ---------   --------
        Net earnings (loss), as reported............  $189,373   $(131,898)  $(88,640)
        Stock-based compensation expense --
          Hollinger Inc.............................      (478)       (239)       (72)
        Stock-based compensation expense --
          Hollinger International Inc...............    (4,712)     (4,711)    (3,985)
                                                      --------   ---------   --------
        Pro forma net earnings (loss)...............  $184,183   $(136,848)  $(92,697)
                                                      ========   =========   ========
        Net earnings (loss) per share:
          As reported...............................  $   5.11   $   (3.91)  $  (2.76)
          Effect of stock-based compensation
             expense................................     (0.14)      (0.15)     (0.13)
                                                      --------   ---------   --------
        Pro forma basic net earnings (loss) per
          share.....................................  $   4.97   $   (4.06)  $  (2.89)
                                                      ========   =========   ========
        Diluted net earnings (loss) per share, as
          reported..................................  $   5.05   $   (4.17)  $  (2.79)
        Pro forma diluted net earnings (loss) per
          share.....................................  $   4.91   $   (4.32)  $  (2.92)
                                                      ========   =========   ========

           The fair value of each Hollinger International stock option granted during 2000, 2001 and 2002 was estimated on the date of grant for pro forma disclosure purposes using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in fiscal 2000, 2001 and 2002, respectively: dividend yield of 3.4%, 4.6% and 3.6%, expected volatility of 43.3%, 55.2% and 68.3%, risk-free interest rates of 5.1%, 5.0% and 4.5% and expected lives of 10 years. Weighted average fair value of options granted by Hollinger International during 2000, 2001 and 2002 was $6.12 (US$4.12), $8.79
           (US$5.67) and $8.87 (US$5.65), respectively.

14.  EQUITY ADJUSTMENT FROM FOREIGN CURRENCY TRANSLATION

     As described in note 1 under "Foreign currency translation", this amount results principally from the accounting treatment for self-sustaining foreign subsidiaries. The change in the amount from December 31, 2001 to December 31, 2002 primarily reflects the weakening of the Canadian dollar against the British pound partly offset by the strengthening of the Canadian dollar against the U.S. dollar and the recognition in unusual items (note 17) of a realized foreign exchange gain arising on the reduction of net investments in foreign subsidiaries. The amount at December 31, 2002 is unrealized and bears no relationship to the underlying value of the Company's investment in foreign subsidiaries.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

15.  COMMITMENTS

     a) Future minimum lease payments subsequent to December 31, 2002 under operating leases are as follows:

2003........................................................   $ 27,095
2004........................................................   $ 23,976
2005........................................................   $ 21,614
2006........................................................   $ 18,229
2007........................................................   $ 16,896
2008 and subsequent.........................................   $149,441

     b) In connection with certain of its cost and equity investments (note 5), Hollinger International and its subsidiaries are committed to fund approximately $1.9 million to those investees in 2003.

16.  CONTINGENCIES

     a) The Telegraph has guaranteed to third parties, the joint venture partners' share of operating lease obligations of both the West Ferry and Trafford Park joint ventures, which amounted to $948,000 (L372,000) at December 31, 2002. These obligations are also guaranteed jointly and severally by each joint venture partner.

     b) In connection with the Company's insurance program, letters of credit are required to support certain projected workers' compensation obligations. At December 31, 2002, letters of credit in the amount of $4,384,500 were outstanding.

     c) A number of libel and legal actions against the Company and its subsidiaries are outstanding. The Company believes there are valid defences to these proceedings or sufficient insurance to protect it from material loss.

     d) In special circumstances, the Company's newspaper operations may engage freelance reporters to cover stories in locales that carry a high risk of personal injury or death. Subsequent to December 31, 2002, the Telegraph has engaged a number of journalists and photographers to report from the Middle East. As a term of their engagement, the Telegraph has agreed to provide a death benefit which, in the aggregate for all freelancers engaged, amounts to $13,100,000 (L5,153,000). This exposure is uninsured. Precautions have been taken to avoid a concentration of the journalists and photographers in any one location. The uninsured exposure was reduced to $3,820,000 (L2,600,000) as of March 31, 2003.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

17.  UNUSUAL ITEMS

                                                                2000       2001        2002
                                                              --------   ---------   --------
Net gain on dilution of investments.........................  $ 25,775   $      --   $     --
Gain (loss) on sale of investments..........................    47,921    (240,060)        --
Gain on sales of interest in Hollinger International (notes
  4a), 4e), 11a) and 13d))..................................    28,450      59,449     20,103
Net gain (loss) on sales of Publishing interests............   697,871     (22,963)        --
Loss on retirement of Senior Notes (note 10c))..............        --          --    (56,287)
New Chicago plant pre-operating costs.......................   (10,097)     (7,237)      (661)
Write-off of financing fees.................................   (16,088)         --         --
Write-off of investments....................................   (31,381)    (79,943)   (63,609)
Decrease in pension valuation allowance (note 22)...........        --      58,704     34,402
Realized loss on Total Return Equity Swap (note 24b)).......        --     (29,646)   (43,313)
Pension and post-retirement plan liability adjustment.......        --     (16,823)        --
Net foreign exchange gain on reduction of net investment in
  foreign subsidiaries......................................        --          --     44,548
Other income (expense), net.................................   (41,506)    (16,915)     2,187
                                                              --------   ---------   --------
                                                              $700,945   $(295,434)  $(62,630)
                                                              ========   =========   ========

     The income tax expense related to unusual items amounted to $229,812,000 in 2000, and an income tax recovery of $76,849,000 and $8,043,000 in 2001 and 2002, respectively. The minority interest expense in unusual items after income taxes amounted to $251,628,000 in 2000, and a minority interest recovery of $144,634,000 and $48,570,000 in 2001 and 2002, respectively, resulting in net earnings (loss) from unusual items after income taxes and minority interest of $219,505,000, ($73,951,000) and ($6,017,000) in 2000, 2001 and 2002,
respectively.

18.  INCOME TAXES

     Income tax expense (recovery) attributable to income from continuing operations consists of:

                                                        2000       2001        2002
                                                      --------   ---------   --------
Current.............................................  $617,694   $  56,304   $ (2,615)
Future..............................................  (357,603)   (145,781)   126,640
                                                      --------   ---------   --------
                                                      $260,091   $ (89,477)  $124,025
                                                      ========   =========   ========

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

     The income tax expense (recovery) in the consolidated statements of earnings varies from the amount that would be computed by applying the basic federal and provincial income tax rates to loss before income taxes and minority interest as shown in the following table:

                                                        2000       2001        2002
                                                      --------   ---------   --------
Earnings (loss) before income taxes and minority
  interest..........................................  $780,522   $(454,883)  $(89,511)
                                                      ========   =========   ========
Basic income tax rate...............................     43.95%      41.75%     41.00%
                                                      ========   =========   ========
Computed income tax expense (recovery)..............  $343,039   $(189,914)  $(36,700)
Decrease (increase) in income tax expenses
  (recovery) resulting from:
     Different tax rate on earnings of
       subsidiaries.................................   (83,949)     22,075     17,834
     Tax gain in excess of book gain................  (244,030)     24,293        949
     Potential tax benefit of current year's losses
       not recorded.................................    29,255          --         --
     Large Corporations Tax.........................    15,531         940      1,079
     Loss on Total Return Equity Swap...............        --      12,377     17,758
     Change in valuation allowance..................        --      42,841     74,043
     Minority interest in earnings of Hollinger
       L.P..........................................   (26,669)     (2,001)    (1,214)
     Permanent differences..........................   226,914         (88)    50,276
                                                      --------   ---------   --------
Income tax expense (recovery).......................  $260,091   $ (89,477)  $124,025
                                                      ========   =========   ========
Effective tax rate..................................     33.32%      19.67%    138.56%
                                                      ========   =========   ========

     The Company's Canadian subsidiaries have operating losses carried forward for tax purposes of approximately $76,892,000, the tax benefit of which has not been reflected in the accounts. These losses expire as follows:

2004........................................................   $     5
2005........................................................       586
2006........................................................     7,452
2007........................................................     3,365
2008........................................................    40,112
2009........................................................    25,372
                                                               -------
                                                               $76,892
                                                               =======

     The Company has recorded a valuation allowance of $74,043,000 in the current year related to net operating loss carryforwards and other deferred tax assets in the Canadian group. The valuation allowance in the prior year related entirely to net operating losses of N.P. Holdings Company, a subsidiary of the Company. As described in note 23c), this subsidiary was sold to an affiliate during the year. The tax losses were sold at their carrying value.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

     The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:

                                                                2001        2002
                                                              ---------   ---------
Future tax assets:
  Net operating loss carryforwards..........................  $ 127,753   $  37,283
  Compensation and accrued pension..........................      7,459       6,952
  Investments...............................................     20,717      51,676
  Post-retirement benefit obligations.......................     28,044      28,050
  Other.....................................................     86,046      30,933
                                                              ---------   ---------
Gross future tax assets.....................................    270,019     154,894
Less valuation allowance....................................    (28,539)    (74,043)
                                                              ---------   ---------
Net future tax assets.......................................    241,480      80,851
                                                              ---------   ---------
Future tax liabilities:
  Property, plant and equipment, principally due to
     differences in depreciation............................     94,037     107,671
  Intangible assets, principally due to differences in basis
     and amortization.......................................    469,564     189,365
  Pension assets............................................      7,746      47,266
  Long-term advances under joint venture printing
     contract...............................................     20,801      20,290
  Deferred gain on exchange of assets.......................     56,009      40,342
  Other.....................................................     80,260      51,396
                                                              ---------   ---------
Gross future tax liabilities................................    728,417     456,330
                                                              ---------   ---------
Future income tax liabilities...............................  $(486,937)  $(375,479)
                                                              =========   =========

19.  LOSS AND CASH FLOWS PER RETRACTABLE COMMON SHARE

     The following tables reconcile the numerator and denominator for the calculation of basic and diluted loss per share for the years ended December 31, 2000, 2001 and 2002:

                                                        YEAR ENDED DECEMBER 31, 2000
                                                   ---------------------------------------
                                                     INCOME         SHARES       PER SHARE
                                                   (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                   -----------   -------------   ---------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Basic EPS
Net earnings available to common shareholders....   $189,373        37,041         $5.11
Effect of dilutive securities
  Stock options of subsidiary....................     (2,161)           --         (0.06)
                                                    --------        ------         -----
Diluted EPS
Net earnings available to common shareholders....   $187,212        37,041         $5.05
                                                    ========        ======         =====

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

                                                        YEAR ENDED DECEMBER 31, 2001
                                                   ---------------------------------------
                                                     INCOME         SHARES       PER SHARE
                                                   (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                   -----------   -------------   ---------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Basic EPS
Net loss available to common shareholders........   $(131,898)      33,740        $(3.91)
Effect of dilutive securities
  Stock options of subsidiary....................      (8,651)          --         (0.26)
                                                    ---------       ------        ------
Diluted EPS
Net loss available to common shareholders........   $(140,549)      33,740        $(4.17)
                                                    =========       ======        ======

                                                        YEAR ENDED DECEMBER 31, 2002
                                                   ---------------------------------------
                                                     INCOME         SHARES       PER SHARE
                                                   (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                   -----------   -------------   ---------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Basic EPS
Net loss available to common shareholders........   $(88,640)       32,064        $(2.76)
Effect of dilutive securities
  Stock options of subsidiary....................       (885)           --         (0.03)
                                                    --------        ------        ------
Diluted EPS
Net loss available to common shareholders........   $(89,525)       32,064        $(2.79)
                                                    ========        ======        ======

     For 2000, 2001 and 2002, the effect of potentially dilutive options of the Company were excluded from the computation of diluted loss per share as their effect is anti-dilutive.

                                                              YEAR ENDED DECEMBER 31
                                                              ----------------------
                                                              2000     2001    2002
                                                              -----   ------   -----
Cash flows provided by (used for) operations per retractable common share
  Basic.....................................................  $4.15   $(3.56)  $1.86
  Diluted...................................................  $4.09   $(3.82)  $1.83

     Cash flows provided by (used for) operations per retractable common share is based on the cash flows provided by (used for) operations as computed in note
20. Diluted cash flows provided by (used for) operations utilize the effect of dilutive securities on income, as disclosed in note 19. Cash flows provided by (used for) operations per retractable common share calculations utilize the weighted average number of retractable common shares outstanding during the year of 37,040,670, 33,740,182 and 32,064,151, in 2000, 2001 and 2002, respectively.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

20.  CASH FLOWS

     a) Cash flows provided by (used for) operations is before any increase or decrease in non-cash operating working capital and other costs. These items are included in the consolidated statements of cash flows. Cash flows provided by (used for) operations is determined as follows:

                                                        2000       2001        2002
                                                      --------   ---------   --------
Net earnings (loss).................................  $189,373   $(131,898)  $(88,640)
Unusual items (note 17).............................  (700,945)    295,434     62,630
Current income taxes related to unusual items.......   459,831     (15,155)       149
Items not involving cash:
  Depreciation and amortization.....................   219,932     144,716     88,193
  Amortization of deferred financing costs..........    18,504      18,648     11,347
  Future income taxes...............................  (357,603)   (145,781)   126,640
  Minority interest.................................   307,079    (249,439)  (131,187)
  Net earnings in equity-accounted companies, net of
     dividends received.............................    14,115      36,789      1,233
  Non-cash interest income on CanWest debentures....    11,463     (67,517)    (9,239)
  Miscellaneous.....................................    (8,170)     (6,008)    (1,498)
                                                      --------   ---------   --------
                                                      $153,579   $(120,211)  $ 59,628
                                                      ========   =========   ========

     b) The change in non-cash operating working capital is determined as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                      -------------------------------
                                                        2000        2001       2002
                                                      ---------   --------   --------
Changes in current assets and current liabilities,
  net of acquisitions and dispositions:
  Accounts receivable...............................  $ (77,880)  $ 23,666   $  1,061
  Inventory.........................................    (11,152)    (3,886)    14,704
  Prepaid expenses..................................        903     (2,594)    (4,337)
  Amounts due to related parties....................     (5,897)        --     14,775
  Accounts payable and accrued expenses.............    (38,678)    55,373    (26,223)
  Income taxes payable..............................     53,466    (77,980)    31,821
  Deferred revenue..................................       (933)   (11,726)    (1,307)
  Bank indebtedness.................................     10,340   (150,813)     1,094
  Other.............................................    (12,625)    23,531      9,740
                                                      ---------   --------   --------
                                                      $ (82,456)  $(144,429) $ 41,328
                                                      =========   ========   ========

21.  SEGMENTED INFORMATION

     The Company operates principally in the business of publishing, printing and distribution of newspapers and magazines and holds investments principally in companies which operate in the same business as the Company. Other investments held by the Company either do not represent a business segment or are not sufficiently significant to warrant classification as a separate segment and are included within Corporate and Other. HCPH Co., Hollinger L.P. and, until August 31, 2001, National Post make up the Canadian Newspaper Group. The U.S. Community Group includes the results of the Jerusalem Post and the last remaining U.S. Community paper until it was sold in August 2001. The following is a summary of the reportable segments of the Company.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

                               UNITED STATES
                            --------------------     U.K.       CANADIAN
YEAR ENDED                  CHICAGO    COMMUNITY   NEWSPAPER   NEWSPAPER    CORPORATE   CONSOLIDATED
DECEMBER 31, 2000            GROUP       GROUP       GROUP       GROUP      AND OTHER      TOTAL
-----------------           --------   ---------   ---------   ----------   ---------   ------------
Sales revenue.............  $596,759   $100,104    $882,196    $1,579,200   $     21     $3,158,280
Cost of sales and
  expenses................   504,079     85,702     684,900     1,294,975     16,527      2,586,183
                            --------   --------    --------    ----------   --------     ----------
Sales revenue less cost of
  sales and expenses......    92,680     14,402     197,296       284,225    (16,506)       572,097
Depreciation and
  amortization............    37,328      7,653      58,148       110,112      6,691        219,932
                            --------   --------    --------    ----------   --------     ----------
Operating income (loss)...  $ 55,352   $  6,749    $139,148    $  174,113   $(23,197)    $  352,165
                            ========   ========    ========    ==========   ========     ==========
Expenditures on capital
  assets..................  $ 38,177   $  5,038    $ 24,039    $   42,812   $  2,595     $  112,661
                            ========   ========    ========    ==========   ========     ==========

                               UNITED STATES
                            --------------------      U.K.      CANADIAN
YEAR ENDED                  CHICAGO    COMMUNITY   NEWSPAPER    NEWSPAPER   CORPORATE   CONSOLIDATED
DECEMBER 31, 2001            GROUP       GROUP       GROUP        GROUP     AND OTHER      TOTAL
-----------------           --------   ---------   ----------   ---------   ---------   ------------
Sales revenue.............  $686,266    $29,619    $  801,053   $305,073    $     49     $1,822,060
Cost of sales and
  expenses................   622,974     31,950       703,296    337,383      34,505      1,730,108
                            --------    -------    ----------   --------    --------     ----------
Sales revenue less cost of
  sales and expenses......    63,292     (2,331)       97,757    (32,310)    (34,456)        91,952
Depreciation and
  amortization............    53,537      2,962        63,855     18,134       6,228        144,716
                            --------    -------    ----------   --------    --------     ----------
Operating income (loss)...  $  9,755    $(5,293)   $   33,902   $(50,444)   $(40,684)    $  (52,764)
                            ========    =======    ==========   ========    ========     ==========
Total assets..............  $973,279    $85,291    $1,257,805   $691,568    $621,299     $3,629,242
                            ========    =======    ==========   ========    ========     ==========
Expenditures on capital
  assets..................  $ 19,343    $   463    $   48,788   $  4,405    $ 18,407     $   91,406
                            ========    =======    ==========   ========    ========     ==========

                              UNITED STATES
                           --------------------      U.K.      CANADIAN
YEAR ENDED                 CHICAGO    COMMUNITY   NEWSPAPER    NEWSPAPER   CORPORATE    CONSOLIDATED
DECEMBER 31, 2002           GROUP       GROUP       GROUP        GROUP     AND OTHER       TOTAL
-----------------          --------   ---------   ----------   ---------   ----------   ------------
Sales revenue............  $693,690    $20,781    $  804,584   $109,121    $       22    $1,628,198
Cost of sales and
  expenses...............   591,628     25,259       693,895    112,723        30,389     1,453,894
                           --------    -------    ----------   --------    ----------    ----------
Sales revenue less cost
  of sales and
  expenses...............   102,062     (4,478)      110,689     (3,602)      (30,367)      174,304
Depreciation and
  amortization...........    42,378      3,682        35,939      1,713         4,481        88,193
                           --------    -------    ----------   --------    ----------    ----------
Operating income
  (loss).................  $ 59,684    $(8,160)   $   74,750   $ (5,315)   $  (34,848)   $   86,111
                           ========    =======    ==========   ========    ==========    ==========
Total assets.............  $895,917    $59,173    $1,120,023   $411,891    $1,129,217    $3,616,221
                           ========    =======    ==========   ========    ==========    ==========
Expenditures on capital
  assets.................  $ 24,344    $ 7,888    $   27,680   $  3,575    $      116    $   63,603
                           ========    =======    ==========   ========    ==========    ==========

     Corporate and Other includes results of miscellaneous operations.

22.  EMPLOYEE BENEFIT PLANS

DEFINED CONTRIBUTION PENSION PLANS

     Hollinger International sponsors six defined contribution plans, three of which have provisions for Hollinger International matching contributions. For the years ended December 31, 2000, 2001 and 2002,

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

Hollinger International contributed $2,372,000, $2,402,000 and $3,330,000, respectively. Hollinger International sponsors 11 defined contribution plans in Canada and contributed $3,069,000, $261,500 and $241,000 to the plans in 2000, 2001 and 2002, respectively.

     The Telegraph sponsors a defined contribution plan for the majority of its employees, as well as a defined contribution plan to provide pension benefits for senior executives. For 2000, 2001 and 2002, contributions to the defined contribution plan are included as part of the service cost of the defined benefit plan. For the years ended December 31, 2000, 2001 and 2002, the Telegraph contributed $874,000, $803,000 and $835,000, respectively, to the Telegraph Executive Pension Scheme. The Telegraph plan's assets consist principally of U.K. and overseas equities, unit trusts and bonds.

DEFINED BENEFIT PENSION PLANS

     The Company's subsidiaries have ten foreign and seven domestic single-employer defined benefit plans and contribute to various union-sponsored, collectively bargained multi-employer pension plans. The Company's subsidiaries' contributions to these plans for the years ended December 31, 2000, 2001 and 2002 were:

                                                           2000      2001      2002
                                                          -------   -------   -------
Single-employer plans...................................  $20,010   $15,737   $20,166
                                                          =======   =======   =======
Multi-employer plans....................................  $ 9,324   $ 1,938   $    --
                                                          =======   =======   =======

     The Telegraph has a defined benefit plan that was closed to new participants on July 1, 1991 and provides only benefits accrued up to that date. The liabilities of the plan have been actuarially valued as at December 31, 2002. At that date, the market value of the plan assets was $191,742,000, representing 91% of the estimated cost of purchasing the plan's benefits from an insurance company. The actuary assumed a discount rate of 5.6%. Increases to pension payments are discretionary and are awarded by the trustees, with the Telegraph's consent, from surpluses arising in the fund from time to time. Contributions to the plan were $9,900,000 $10,034,000 and $10,616,000 in 2000,
2001 and 2002, respectively.

     West Ferry and Trafford Park have defined benefit plans, the West Ferry Printers Pension Scheme and the Trafford Park Printers Pension Scheme, respectively, of which 50%, being the Telegraph's share in the joint venture, of the pension costs and obligations are included in the Company's financial statements. Pursuant to the West Ferry joint venture agreement, the Telegraph has a commitment to fund 50% of the obligation under West Ferry's defined benefit plan.

SINGLE-EMPLOYER PENSION PLANS

     The benefits under the subsidiary companies' single-employer pension plans are based primarily on years of service and compensation levels. These companies fund the annual provisions which are deductible for income tax purposes. The plans' assets consist principally of marketable equity securities and corporate and government debt securities.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

     The components of the net period cost (benefit) for the years ended December 31, 2000, 2001 and 2002 are as follows:

                                                         2000       2001       2002
                                                       --------   --------   --------
Service cost.........................................  $ 22,076   $ 15,308   $ 15,930
Interest cost........................................    64,590     49,433     49,541
Expected return on plan assets.......................   (90,011)   (56,133)   (52,422)
Amortization of prior service costs..................       900        583        782
Settlement and curtailment...........................     6,487      2,272         --
Amortization of net (gain) loss......................      (304)     1,516      6,200
Change in valuation allowance against prepaid benefit
  cost...............................................    97,258    (59,106)   (34,729)
                                                       --------   --------   --------
Net period cost (benefit)............................  $100,996   $(46,127)  $(14,698)
                                                       ========   ========   ========

     The table below sets forth the reconciliation of the benefit obligation as of December 31, 2001 and 2002:

                                                                2001        2002
                                                              ---------   --------
Benefit obligation at the beginning of the year.............  $ 864,839   $780,138
Adjustments to opening balance..............................      7,243         --
Service cost................................................     15,308     15,930
Interest cost...............................................     49,433     49,541
Participant contributions...................................      9,027      7,539
Divestitures................................................   (122,131)        --
Plan amendments.............................................         28      9,629
Settlement gain.............................................    (12,973)        --
Exchange rate differences...................................     17,860     33,314
Changes in assumptions......................................         --     (1,000)
Actuarial loss (gain).......................................     17,402    (21,064)
Benefits paid...............................................    (65,898)   (69,670)
                                                              ---------   --------
Benefit obligation at the end of the year...................  $ 780,138   $804,357
                                                              =========   ========

     The 2001 settlement gain was related to the sale of Canadian newspapers. The 2000 curtailment and settlement gains were related to the sale of Canadian and Community Group newspapers.

     The table below sets forth the change in plan assets for the years ended December 31, 2001 and 2002:

                                                                2001        2002
                                                              ---------   --------
Fair value of plan assets at the beginning of the year......  $ 971,208   $757,751
Adjustment to opening balance...............................         --      4,897
Actual return on plan assets................................    (37,943)   (67,865)
Exchange rate differences...................................     16,969     27,529
Employer contributions......................................     15,737     20,166
Participant contributions...................................      9,027      7,539
Settlement gain.............................................    (15,245)        --
Divestitures................................................   (136,104)        --
Benefits paid...............................................    (65,898)   (69,670)
                                                              ---------   --------
Fair value of plan assets at the end of the year............  $ 757,751   $680,347
                                                              =========   ========

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

     The following table provides the amounts recognized in the consolidated balance sheet as of December 31, 2001 and 2002:

                                                                2001       2002
                                                              --------   ---------
Plan deficit................................................  $(22,387)  $(124,010)
Unrecognized net actuarial loss.............................   133,110     233,369
Unrecognized prior service cost.............................     3,699       3,039
Unrecognized net transition obligation......................      (331)      2,054
                                                              --------   ---------
Prepaid benefit cost........................................   114,091     114,452
Valuation allowance.........................................   (38,814)     (4,085)
                                                              --------   ---------
Prepaid benefit cost, net of valuation allowance............  $ 75,277   $ 110,367
                                                              ========   =========

     The above prepaid benefit cost is classified in the consolidated balance sheet as follows:

                                                               2001       2002
                                                              -------   --------
Deferred pension asset (note 8).............................  $83,459   $123,230
Pension obligations (note 12)...............................   (8,182)   (12,863)
                                                              -------   --------
Prepaid benefit cost, net of valuation allowance............  $75,277   $110,367
                                                              =======   ========

     The ranges of assumptions on the Company's foreign plans were as follows:

                                                2000          2001           2002
                                             -----------   -----------   ------------
Discount rate..............................  6.0% - 8.0%   6.0% - 8.0%   5.6% - 6.75%
Expected return on plan assets.............  6.0% - 9.0%   6.0% - 9.0%   5.6% - 8.25%
Compensation increase......................  3.0% - 3.5%   2.5% - 3.5%   2.5% - 3.30%
                                             -----------   -----------   ------------

     The ranges of assumptions used for the Company's domestic plans were as follows:

                                                2000          2001           2002
                                             -----------   -----------   ------------
Discount rate..............................         7.0%          6.5%          7.00%
Long-term rate of return on plan assets....  7.0% - 9.0%   7.0% - 9.0%   6.5% - 7.00%
Compensation increase......................  3.5% - 4.0%   4.0% - 4.5%   4.0% - 4.50%
                                             -----------   -----------   ------------

VALUATION ALLOWANCE

     As a result of the 2000 sale of Canadian newspapers to CanWest, the expected future benefits to be derived from the plan surplus at that time were significantly reduced and a valuation allowance of $97.9 million was provided for. Due to the reduction in the plan surplus in 2001 and 2002 as a result of a decline in the market value of the assets in the plan, the valuation allowance required against the pension asset has been reduced by $58.7 million and $34.4 million, respectively. This change in the valuation allowance, in respect of the HCPH Co. pension plans, has been recognized in income in 2001 and 2002 as an unusual item (note 17).

     Approval by the various provincial pension regulatory bodies has not yet been granted for the transfer of pension assets related to the operations previously sold. To the extent pension surpluses are required to be transferred for the CanWest properties, the Company is entitled to a cash payment from CanWest for a portion of that amount. The Company anticipates that these transfers will be made in 2003.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

MULTI-EMPLOYER PENSION PLANS

     Certain U.S. employees were covered by union-sponsored multi-employer pension plans, all of which are defined benefit plans. Contributions were determined in accordance with the provisions of negotiated labour contracts and are generally based on the number of man-hours worked. Pension expense for these plans was $1,828,000, nil and nil for the years ended December 31, 2000, 2001 and 2002, respectively. The newspaper properties participating in these multi-employer plans were sold in 2000. The passage of the Multi-employer Pension Plan Amendments Act of 1980 (the "Act") may, under certain circumstances, cause Hollinger International to become subject to liabilities in excess of the amounts provided for in the collective bargaining agreements. Generally, liabilities are contingent upon withdrawal or partial withdrawal from the plans. Hollinger International has not undertaken to withdraw or partially withdraw from any of the plans as of December 31, 2002. Under the Act, withdrawal liabilities would be based upon Hollinger International's proportional share of each plan's unfunded vested benefits. As of the date of the latest actuarial valuations, Hollinger International's share of the unfunded vested liabilities of each plan was zero.

POST-RETIREMENT BENEFITS

     The Company's subsidiaries sponsor two post-retirement plans that provide post-retirement benefits to certain employees in Canada.

     The components of net period post-retirement cost (benefit) for the years ended December 31, 2000, 2001 and 2002 are as follows:

                                                            2000      2001      2002
                                                          --------   -------   ------
Service cost............................................  $  1,021   $   186   $  133
Interest cost...........................................     4,044     2,966    2,801
Amortization of gains...................................      (199)   (3,700)    (500)
Settlement/curtailment..................................   (18,250)   (2,671)      --
                                                          --------   -------   ------
Net period post-retirement cost (benefit)...............  $(13,384)  $(3,219)  $2,434
                                                          ========   =======   ======

     The table below sets forth the reconciliation of the accumulated post-retirement benefit obligation as of December 31, 2001 and 2002:

                                                               2001      2002
                                                              -------   -------
Accumulated post-retirement benefit obligation at the
  beginning of the year.....................................  $65,766   $65,160
Adjustment to opening balance...............................    9,580     4,461
Service cost................................................      186       133
Interest cost...............................................    2,966     2,801
Actuarial gains.............................................   (2,192)   (1,152)
Benefits paid...............................................   (2,860)   (3,103)
Divestitures................................................   (8,286)       --
                                                              -------   -------
Accumulated post-retirement benefit obligation at the end of
  the year..................................................  $65,160   $68,300
                                                              =======   =======

     The fair value of plan assets was $1,200,000 and $5,449,000 at December 31, 2001 and 2002, respectively.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

     The table below sets forth the plan's funded status reconciled to the amounts recognized in the Company's financial statements:

                                                                2001       2002
                                                              --------   --------
Unfunded status.............................................  $(63,960)  $(62,851)
Unrecognized net loss.......................................     1,868      2,345
                                                              --------   --------
Accrued post-retirement liability (note 12).................  $(62,092)  $(60,506)
                                                              ========   ========

     The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 6.75%, 6.5% and 6.25% for 2000, 2001 and 2002, respectively. All benefits under the plans are paid for by contributions to the plans. For measuring the expected post-retirement benefit obligation of former Southam employees, an 8% annual rate of increase in the per capita claims was assumed for 2002, 9% for 2001, and 10% for 2000.

     Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. If the health care cost trend rate was increased 1%, the accumulated post-retirement benefit obligation as of December 31, 2001 and 2002 would have increased $3,390,000 and $2,846,000, respectively, and the effect of this change on the aggregate of service and interest cost for 2001 and 2002 would have been an increase of $220,000 and $260,000, respectively. If the health care cost trend rate was decreased 1%, the accumulated post-retirement benefit obligation as of December 31, 2001 and 2002 would have decreased by $2,098,000 and $2,556,000, respectively, and the effect of this change on the aggregate of service and interest cost for 2001 and 2002 would have been a decrease of $160,000 and $233,000, respectively.

23.  RELATED PARTY TRANSACTIONS

     a) Lord Black controls Ravelston and, through Ravelston and its subsidiaries, together with his associates, he exercises control or direction over 78.2% (2000 -- 68.6%; 2001 -- 77.8%) of the outstanding retractable common shares of the Company.

        Ravelston has rights of first refusal in respect of any retractable common shares of the Company that may be issued on exercise of options held to acquire retractable common shares should the holders decide to exercise their options and dispose of the retractable common shares.

        Hollinger International and its subsidiaries have entered into a services agreement with Ravelston, whereby Ravelston acts as manager of the Company and carries out head office and executive responsibilities. The services agreement was assigned on July 5, 2002 to RMI, a wholly owned subsidiary of Ravelston. Ravelston and RMI billed to Hollinger International and its subsidiaries fees totalling $49,943,000, $44,853,000 and $37,272,000 for 2000, 2001 and 2002, respectively, pursuant to this agreement.

        Similarly, Ravelston carries out head office and executive responsibilities for the Company and its subsidiaries, other than Hollinger International and its subsidiaries. In 2001 and 2002, no amounts were charged by Ravelston for such services. In 2000, the Company received $10.7 million, net, from Ravelston pursuant to a services agreement which was terminated on December 31, 2000.

        Expenses of the Company are net of $2.0 million and $2.4 million in 2001 and 2002, respectively, received from Ravelston and RMI as a reimbursement of certain head office expenses incurred on behalf of Ravelston and RMI. Such expenses were not incurred on behalf of Ravelston in 2000.

        Certain executives of Ravelston and Moffat Management and Black-Amiel Management, affiliates of Ravelston and RMI, have separate services agreements with certain subsidiaries of Hollinger International. Amounts paid directly by subsidiaries of Hollinger International pursuant to such

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        agreements were $5,436,000, $2,629,000 and $2,976,000 for 2000, 2001 and
        2002, respectively. The fees under Ravelston's and RMI's services agreement and the fees paid directly to executives and affiliates of Ravelston, in aggregate, are negotiated with and approved by Hollinger International's independent committee.

        In addition to all of the amounts referred to above, during 2000 and 2001, there was further remuneration paid directly by subsidiaries of Hollinger International to certain Ravelston executives of $6,293,000 and $2,592,000, respectively (2002 -- nil).

     b) On July 11, 2000, Hollinger International loaned US $36,817,000 to a subsidiary of the Company in connection with the cash purchase by the Company of HCPH Co. Special shares. The loan is payable on demand and to December 31, 2001 interest was payable at the rate of 13% per annum. Effective January 1, 2002, the interest rate was adjusted to LIBOR plus 3% per annum. This loan, together with accrued interest, totalled US $45,848,000 at December 31, 2002. On March 10, 2003, a portion of this loan has been settled and the terms of the loan have been amended as described in note 29c).

     c) On July 3, 2002, N.P. Holdings Company ("NP Holdings"), a subsidiary of Hollinger International, was sold for cash consideration of $5.75 million to RMI. The net assets of NP Holdings primarily included Canadian tax losses. The tax losses, only a portion of which was previously recognized for accounting purposes, were effectively sold at their carrying value. Due to the inability of NP Holdings to utilize its own tax losses prior to their expiry, as a result of its disposing of its interest in the National Post, it sold these losses to a company which would be able to utilize the losses. The only other potential purchaser for these losses, CanWest, declined the opportunity to acquire the losses. The terms of the sale of the tax losses to RMI were approved by the independent directors of Hollinger International.

     d) The Company and its subsidiaries have unsecured demand loans and advances, including accrued interest owing to Ravelston totalling $32.2 million and $52.2 million at December 31, 2001 and 2002, respectively. At December 31, 2000, the Company and its subsidiaries have unsecured demand loans and advances receivable of $1.0 million. The Company has borrowed the majority of these funds from Ravelston to partially fund its operating costs, including interest and preference share dividend obligations. The loans bear interest at the bankers' acceptance rate plus 3.75% per annum or 6.68% as at December 31, 2002.

        Hollinger International owes $11.6 million, $13.7 million and $5.0 million at December 31, 2000, 2001 and 2002, respectively, to Ravelston or RMI in connection with fees payable pursuant to the services agreement. As at December 31, 2002, HCPH Co. also owes RMI $22.5 million in connection with the assumption by RMI, as a result of its purchase of NP Holdings (note 23c)), of a liability of $22.5 million owing to CanWest. This amount is due on demand and is non-interest bearing. As described in note 29e), this debt was transferred to a related company on April 30, 2003.

     e) In response to the 1998 issuer bid, all options held by executives were exercised. As at December 31, 2000, 2001 and 2002, included in accounts receivable is $5,866,000, $5,843,000 and $5,892,000, respectively, due from executives, which bears interest at the prime rate plus 1/2%. The receivables are fully secured by a pledge of the shares held by the executives.

     f) In 1999, executive-controlled companies invested in Hollinger L.P. As at December 31, 2000, 2001 and 2002, included in accounts receivable is $681,000, $436,000 and $373,000 due from these companies, which bears interest at the prime rate plus 1/2%. The receivables are partially secured by a pledge of the units held in Hollinger L.P.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

     g) During 2000 and 2001, in connection with the sales of properties described in note 4c), 4g) and 4i), the Company, Ravelston, Hollinger International, Lord Black and three senior executives entered into non-competition agreements with the purchasers in return for cash consideration paid.

     h) As described in note 4c), 4f) and 4j), during 2001, the Company sold newspaper properties to certain related parties.

     i) As described in note 4e), during 2001, Hollinger International redeemed certain of its shares held by the Company and converted preference shares held by the Company into shares of Hollinger International Class A common stock. The shares of Class A common stock were subsequently purchased by Hollinger International from the Company for cancellation.

     j) Included in Other Assets at December 31, 2002 is $6,525,000 (US$4,130,000), owing to Hollinger International from Bradford Publishing Company ('Bradford'), a company in which certain of the Company's and Hollinger International's directors are significant shareholders. Such amount represents the present value of the remaining amounts owing under a non-interest bearing note receivable granted to Hollinger International in connection with a non-competition agreement entered into on the sale of certain operations to Bradford during 2000. The note receivable is unsecured, due over the period to 2010 and is subordinated to Bradford's lenders.

     k) Included in Other Assets at December 31, 2002 is $7,677,000 (US$4,859,000) owed by Horizon Publications Inc. ("Horizon"), a company controlled by certain members of the Board of Directors of Hollinger International and the Company. Such amount represents the unpaid purchase price payable to Hollinger International in connection with the sale of certain operations to Horizon during 1999. The loan receivable is unsecured, bears interest at the lower of LIBOR plus 2% and 8% per annum and is due in 2007.

     l) During 2002, the Company paid to Horizon a management fee in the amount of $256,000 in connection with certain administrative services provided by Horizon. Such fee was approved by Hollinger
          International's independent directors.

     m) Additional related party transactions occurring subsequent to year end are described in note 29.

24.  FINANCIAL INSTRUMENTS

     a)  Risk management activities

        i)   Credit risk

           The Company does not have a significant exposure to any individual customer or counterparty. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its foreign currency contracts and interest rate swap agreements. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing only with financially sound counterparties and, accordingly, does not anticipate loss due to non-performance.

        ii)  Interest rate and currency risk

           The Company and its subsidiaries have entered into interest rate swaps, forward foreign exchange contracts and cross-currency rate swaps, as described in detail in notes 24c) and 24d) below.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        iii) Market risk

           During 1999, the Company's Series II exchangeable preference shares became exchangeable for a fixed number of shares of Hollinger International Class A common stock. As a result, such shares are valued at an amount equivalent to the market price of the underlying shares of Hollinger International Class A common stock for which they are exchangeable. While the carrying value of these exchangeable shares will fluctuate with the market price of the shares of Hollinger International Class A common stock, this market risk is mitigated by the Company's holding of such Hollinger International shares.

     b)  Forward share purchase contracts

        At December 31, 2000, Hollinger International had arrangements with four banks pursuant to which the banks had purchased 14,109,905 shares of Hollinger International's Class A common stock at an average price of US$14.17. Hollinger International had the option, quarterly, up to and including September 30, 2000, to buy the shares from the banks at the same cost or to have the banks resell those shares in the open market. These arrangements were extended from time to time for periods ultimately ending between February 28, 2003 and June 30, 2003. In the event the banks resold the shares, any gain or loss realized by the banks would be for Hollinger International's account. Under the arrangements, until Hollinger International purchased the shares or the banks resold the shares, dividends paid on shares belonged to Hollinger International and Hollinger International paid interest to the banks, based on their purchase price at the rate of LIBOR plus a spread.

        In August 2001, Hollinger International purchased for cancellation from one of the banks 3,602,305 shares of Class A common stock for US$50,000,000 or US$13.88 per share. The market value of these shares on the date of purchase was US$47,000,000 or US$13.05 per share.

        In November 2001, one of the banks sold in the open market 3,556,513 shares of Hollinger International Class A common stock for US$34,200,000 or an average price of US$9.62 per share. This resulted in a loss to the bank of US$15,800,000, which, in accordance with the arrangement, was paid in cash by Hollinger International.

        At December 31, 2001, Hollinger International had two forward equity swap arrangements remaining with banks for a total of US$100,000,000. Of that total, US$10,000,000 was prepaid during the course of 2002 from available cash on hand. In October 2002, a further US$50,000,000 was prepaid using the proceeds from borrowings in that month referred to in note 10d). In December 2002, the forward equity swap arrangements were terminated when Hollinger International purchased for cancellation from the banks approximately 7.0 million shares of Class A common stock of Hollinger International for a total cost of US$100,000,000 (including the US$60,000,000 prepaid during 2002). The additional US$40,000,000 payment was paid from a portion of the proceeds received in December 2002 from Publishing's Senior Credit Facility and 9% Senior Notes (note
        10). This resulted in a realized loss of $43,313,000, on the 2002 termination of the contracts, which has been included in unusual items (note 17). During 2001, a realized loss of $29,646,000 on contracts terminated in 2001 was included in unusual items (note 17).

        The Total Return Equity Swaps were originally entered into as a structure for the repurchase of Hollinger International's shares over an extended time frame based on a price fixed at the outset of the arrangement. Hollinger International does not presently intend to enter into further similar arrangements.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

     c)  Fair values of financial instruments

        The Company has entered into various types of financial instruments in the normal course of business. Fair value estimates are made at a specific point in time, based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting the country of origin and varying degrees of perceived risk. The estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, may not accurately represent future realizable values.

        The carrying value and estimated fair value of the Company's financial instruments at December 31, 2001 and 2002 are as follows:

                                                2001                      2002
                                       -----------------------   -----------------------
                                        CARRYING                  CARRYING
                                         VALUE      FAIR VALUE     VALUE      FAIR VALUE
                                       ----------   ----------   ----------   ----------
    Marketable securities (note 5)...  $   78,939   $   65,871   $   91,476   $   90,032
    Long-term debt (note 10).........   1,351,626    1,288,199    1,789,321    1,651,150
    Retractable preference shares
      (note 11)......................     147,472      147,472      135,299      135,299
    Liability for interest rate
      swaps..........................       1,567        1,567           --           --
    Foreign currency obligation (note
      12)............................      25,442       25,442       21,444       21,444
    Forward foreign exchange contract
      -- asset (note 12).............      24,751       24,751           --           --
    Forward share purchase contracts
      -- liability (note 24b)).......          --       29,735           --           --
    Cross-currency swap -- liability
      (note 12)......................          --           --       14,475       14,475

        The carrying values of cash and cash equivalents, escrow deposits, accounts receivable, bank indebtedness, accounts payable and accrued expenses and amounts due to related parties approximate their fair values, due to the relatively short periods to maturity of the instruments.

        The fair value of marketable securities is based on the closing market value of such securities at the year end.

        Fair values for long-term debt have been determined based on the future contractual cash payments at the respective operation's current borrowing rate. The fair value of the long-term debt related to the Senior Subordinated Notes at December 31, 2002 is the value at which they were retired in January 2003. Fair value of the retractable preference shares is based on the market value of the shares of Hollinger International Class A common stock or the cash proceeds for which they are retractable or redeemable.

        The fair value of the cross-currency swaps, interest rate swaps, forward share purchase contracts, and forward foreign exchange contracts is the estimated amount that the Company would pay or receive to terminate the agreements. Interest rate swaps were considered a hedge until the hedged debt was repaid in 2000. Subsequent to the debt repayment, the estimated cost to terminate the swap has been included in income. Such swaps were terminated in 2002. The foreign currency obligation and forward foreign exchange contract are in connection with the sale of participations in the CanWest debentures, which is described in note 5. The cross-currency swap is in connection with the Service Credit Facility, as described in note 10b). The carrying values of all other financial instruments at December 31, 2002 and 2001 approximate their estimated fair values.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

     d)  Derivative instruments

        The Company may enter into various swaps, options and forward contracts from time to time when management believes conditions warrant. Such contracts are limited to those that relate to the Company's actual exposure to commodity prices, interest rates and foreign currency risks. If, in management's view, the conditions that made such arrangements worthwhile no longer exist, the contracts may be closed. At the end of 2001, there were no material contracts or arrangements of these types, other than the forward exchange contract related to the Participation Trust as described in note 5. The contract was terminated as at September 30, 2002. The contract was marked to market and the related gains and losses included in foreign exchange losses during the year. The cumulative loss on the Company's obligation under the Participation Trust as at December 31, 2002 is $21,444,000 (2001 -- $691,000) and is
        included in the consolidated balance sheet in other liabilities and deferred credits (note 12).

        As described in note 10b), the Company entered into two cross-currency rate swaps to offset principal and interest payments on U.S. dollar borrowings by a U.K. subsidiary under Publishing's December 2002 Senior Credit Facility. The fair value of the contracts as of December 31, 2002 of $14,475,000 million is included in the consolidated balance sheet in other liabilities and deferred credits (note 12).

25.  RECENT ACCOUNTING PRONOUNCEMENTS

     a)  Foreign currency and hedging

        In November 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG 13"). AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after July 1, 2003. On January 1, 2004, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. The Company is in the process of formally documenting all hedging relationships and has not yet determined whether any of their current hedging relationships will not meet the new hedging criteria.

     b)  Impairment of long-lived assets

        In December 2002, the CICA issued Handbook Section 3063, "Impairment of Long-Lived Assets" and revised Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations". These sections supersede the write-down and disposal provision of Section 3061, "Property, Plant and Equipment", and Section 3475, "Discontinued Operations". The new standards are consistent with U.S. GAAP. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the projected future net cash flows expected from its use and disposal and is measured as the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 provides specific criteria for and requires separate classification for assets held for sale and for these assets to be measured at the lower of their carrying amounts and fair value, less costs to sell. Section 3475 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from operations. Section 3063 is effective for the Company's 2004 fiscal year; however, early application is permitted. Revised Section 3475 is applicable to disposal activities committed to by the Company after May 1, 2003;

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        however, early application is permitted. The Company expects that the adoption of these standards will have no material impact on its financial position, results of operations or cash flow at this time.

     c)  Disclosure of guarantees

        In February 2003, the CICA issued Accounting Guideline 14, "Disclosure of Guarantees" ("AcG 14"). AcG 14 requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods beginning after January 1, 2003. AcG 14 is generally consistent with the disclosure requirements for guarantees in the U.S. (Financial Accounting Standards Board ("FASB") Interpretation No. 45) but, unlike the FASB's guidance, does not encompass recognition and measurement requirements. The Company has evaluated the impact of adoption of AcG 14 and the disclosures are included in note 27h).

26. SCHEDULE OF RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

     The following represents additional information to the consolidated financial statements of the Company that were prepared in accordance with Canadian GAAP. Set out below are the material adjustments (net of deferred income taxes, minority interest and foreign exchange rate adjustments where applicable) to net earnings (loss) for the years ended December 31, 2000, 2001 and 2002 and to shareholders' deficiency at December 31, 2001 and 2002 in order to conform to accounting principles generally accepted in the United States ("U.S. GAAP").

                                                                  YEAR ENDED DECEMBER 31,
                                                         ------------------------------------------
                                                              2000             2001
                                                         (RESTATED-(V))   (RESTATED-(V))     2002
                                                         --------------   --------------   --------
NET EARNINGS (LOSS)
Net earnings (loss) for the year based on Canadian
  GAAP.................................................    $ 189,373        $(131,898)     $(88,640)
Capitalization of betterments, net of related
  amortization(a)......................................       (4,633)           5,230            --
Gain on sale of shares, gain on subsidiary's issue of
  shares or sale of assets(c)(v).......................       13,868           30,920         4,505
Foreign exchange(d)....................................        6,406           10,086        (7,293)
Cost of acquisitions, net of amortization(e)...........           42               42            42
Compensation to employees(f)...........................       (1,127)             918            --
Net earnings (loss) in equity accounted companies(g)...       (7,882)           7,882            --
Adjustment to tax provision(h)(v)......................     (162,764)         (41,893)           --
Business combinations(i)(v)............................       29,932           56,932            --
Financial instruments(j)...............................        2,421            9,294         8,185
Total return equity swap(k)(v).........................       (9,112)         (15,316)       17,789
Valuation allowance against prepaid pension
  asset(l)(v)..........................................       29,757          (14,244)       (6,277)
                                                           ---------        ---------      --------
Net earnings (loss) for the year based on U.S. GAAP,
  before accounting change, as restated(v).............       86,281          (82,047)      (71,689)
Cumulative effect of accounting change for
  goodwill(q)..........................................           --               --       (12,071)
                                                           ---------        ---------      --------
Net earnings (loss) for the year based on U.S. GAAP, as
  restated(v)..........................................    $  86,281        $ (82,047)     $(83,760)
                                                           =========        =========      ========

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                   2001           2002
                                                              ---------------   ---------
                                                              (RESTATED-26V))
SHAREHOLDERS' DEFICIENCY
Shareholders' deficiency based on Canadian GAAP.............     $(263,470)     $(351,331)
Capitalization of betterments, net of related
  amortization(a)...........................................      (182,807)      (195,166)
Amortization of intangible assets(b)........................       (24,175)       (24,175)
Gain on sale of shares, gain on subsidiary's issue of shares
  or sale of assets(c)(v)...................................       117,854        122,359
Foreign exchange(d).........................................        (1,569)        (1,404)
Cost of acquisitions, net of amortization(e)................        (1,890)        (1,848)
Compensation to employees(f)................................        (2,764)        (2,764)
Net loss in equity accounted companies(g)...................        (1,389)        (1,389)
Income taxes(h)(v)..........................................        63,699         63,699
Business combinations(i)(v).................................         4,603          4,603
Financial instruments(j)....................................        18,707         23,019
Total return equity swap(k)(v)..............................       (17,789)            --
Valuation allowance against prepaid pension asset(l)(v).....         8,513          2,236
Capital stock(m)............................................        (5,843)        (5,782)
Investments(n)..............................................        (3,755)          (839)
Minimum pension liability adjustment(o).....................       (11,552)       (25,612)
                                                                 ---------      ---------
Shareholders' deficiency based on U.S. GAAP, as
  restated(v)...............................................     $(303,627)     $(394,394)
                                                                 =========      =========

BALANCE SHEET DIFFERENCES:

     The following material balance sheet differences exist between Canadian and U.S. GAAP.

     1)  Other intangible assets:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                 2001        2002
                                                              ----------   --------
Canadian GAAP...............................................  $1,177,544   $185,143
Adjustment for capitalization of betterments, net of related
  amortization(a)...........................................    (394,246)        --
Adjustment for amortization(b)..............................     (24,175)        --
Adjustment for cost of acquisitions(e)......................      (1,876)        --
Adjustment for business combinations(i)(v)..................       4,603         --
                                                              ----------   --------
U.S. GAAP...................................................  $  761,850   $185,143
                                                              ==========   ========

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

     2)  Goodwill:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2002
                                                              --------   --------
Canadian GAAP...............................................  $174,324   $913,327
Adjustment for capitalization of betterments, net of related
  amortization(a)...........................................        --   (424,589)
Adjustment for amortization(b)..............................        --    (24,175)
Adjustment for cost of acquisitions(e)......................        --     (1,809)
Adjustment for income taxes(h)(v)...........................    63,699     63,699
Adjustment for business combinations(i)(v)..................        --      4,603
                                                              --------   --------
U.S. GAAP...................................................  $238,023   $531,056
                                                              ========   ========

     3)  Minority interest:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2001        2002
                                                              ---------   ---------
Canadian GAAP...............................................  $ 725,928   $ 473,272
Adjustment for minority interest(v).........................   (252,886)   (235,969)
                                                              ---------   ---------
U.S. GAAP...................................................  $ 473,042   $ 237,303
                                                              =========   =========

     4)  Future income tax liabilities:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2001        2002
                                                              ---------   ---------
Canadian GAAP...............................................  $ 486,937   $ 375,479
Adjustment for income taxes.................................   (107,399)   (122,637)
                                                              ---------   ---------
U.S. GAAP...................................................  $ 379,538   $ 252,842
                                                              =========   =========

     5)  Deferred pension asset:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2002
                                                              --------   --------
Canadian GAAP...............................................  $ 83,459   $123,230
Adjustment for change in valuation allowance against prepaid
  asset(l)(v)...............................................    38,487      3,758
                                                              --------   --------
U.S. GAAP...................................................  $121,946   $126,988
                                                              ========   ========

     6)  Total return equity swap liability:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2002
                                                              --------   --------
Canadian GAAP...............................................  $     --   $     --
Adjustment for unrealized losses(k)(v)                          55,912         --
                                                              --------   --------
U.S. GAAP...................................................  $ 55,912   $     --
                                                              ========   ========

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

SUMMARY OF ACCOUNTING POLICY DIFFERENCES:

     The areas of material difference between Canadian and U.S. GAAP and their impact on the consolidated financial statements of the Company are set out below:

     a)  Capitalization of betterments

        Effective January 1, 1990, the Company capitalized as circulation the costs incurred to increase the long-term readership of its publications ("betterments"). U.S. GAAP does not permit capitalization of these costs. As a result of new Canadian accounting standards, effective January 1, 2002, the Company no longer capitalizes these costs under Canadian GAAP.

     b)  Amortization of intangible assets

        Prior to the adoption on January 1, 2002 of new U.S. and Canadian accounting standards for goodwill described below, U.S. GAAP required the amortization of all intangible assets acquired on a straight-line basis over a period not exceeding 40 years. Under Canadian GAAP, prior to December 31, 1990, there was no requirement to amortize intangible assets, such as circulation, that were considered to have an indefinite life. Effective January 1, 1991, Canadian GAAP required that all intangible assets be amortized. As a result, commencing January 1, 1990 under Canadian GAAP, the Company amortized the cost of circulation on a straight-line basis over periods ranging from 10 to 40 years.

        Effective January 1, 2002, the Company adopted new Canadian accounting standards for Goodwill and Other Intangible Assets and certain transitional provisions for Business Combinations. These new Canadian standards are substantially consistent with the new U.S. accounting standards SFAS 141 and SFAS 142, except that under U.S. GAAP, any transitional impairment charge is recognized in earnings as a cumulative effect of a change in accounting principle. The new standards require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. In addition, the standard requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and that such assets are reviewed for impairment by assessing the recoverability of the carrying value.

        Effective January 1, 2002, the Company has discontinued amortization of all existing goodwill, evaluated existing intangible assets and has made the necessary reclassifications in order to conform with the new criteria for recognition of intangible assets apart from goodwill. Amounts previously ascribed to circulation, including costs capitalized to increase long-term readership and certain other intangible assets have now been reclassified to goodwill, net of the related deferred income taxes, effective January 1, 2002.

        This change in accounting policy cannot be applied retroactively and the amounts presented for prior periods have not been restated for this change. If this change in accounting policy were applied to the reported net earnings (loss) under U.S. GAAP for the years ended December 31, 2000 and

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        2001, the impact of the change, in respect of the U.S. GAAP goodwill and intangible assets with indefinite useful lives not being amortized, would be as follows:

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 2000          2001
                                                              -----------   -----------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                       SHARE)
U.S. GAAP net earnings (loss), as reported..................   $ 86,281      $(82,047)
Add U.S. GAAP amortization, net of income tax and minority
  interest..................................................     38,668        17,548
                                                               --------      --------
Adjusted U.S. GAAP net earnings (loss)......................   $124,949      $(64,499)
                                                               ========      ========
U.S. GAAP basic net earnings (loss) per share, as
  reported..................................................   $   1.52      $  (2.33)
Adjusted U.S. GAAP basic net earnings (loss) per share......   $   2.56      $  (1.81)
U.S. GAAP diluted net earnings (loss) per share, as
  reported..................................................   $   1.42      $  (2.62)
Adjusted U.S. GAAP diluted net earnings (loss) per share....   $   2.46      $  (2.10)

        Adjusted net earnings (loss), noted above, reflects only the reduction in amortization expense in respect of intangibles now classified as goodwill and does not give effect to the impact that this change in accounting policy would have had on the gains and losses resulting from the disposal of operations during 2001 and 2000.

     c) Gain on sale of shares, gain on subsidiary's issue of shares or sale of assets

        As a result of the adjustments in a) and b) above, and for periods subsequent to January 1, 2002, as a result of adjustments (h) and (i), the carrying value of the investments in Hollinger L.P., Southam and Hollinger International are lower under U.S. GAAP, resulting in the gain on sale of properties by Hollinger International, Southam and Hollinger L.P., gains on the sale by the Company of shares of Hollinger International, and gains on dilution of investments in Hollinger International and Hollinger L.P., being higher under U.S. GAAP.

     d)  Foreign exchange

        Under Canadian GAAP, a portion of the equity adjustment from foreign currency translation, included in shareholders' deficiency, is required to be transferred to income whenever there is a reduction in the net investment in a foreign entity or repayment of foreign currency denominated long-term intercompany loans. U.S. GAAP requires the transfer of a portion of this account to income only when the reduction in net investment is due to a sale or complete or substantially complete liquidation. While there may be differences in the timing of the recognition of such foreign exchange gains and losses under Canadian and U.S. GAAP, this difference in accounting has no effect on total shareholders' deficiency.

     e)  Cost of acquisitions

        Under Canadian GAAP, the Company previously had a policy of including certain internal acquisition costs as part of the purchase price of businesses acquired. U.S. GAAP does not permit capitalization of these costs.

     f)  Compensation to employees

        The Company and Hollinger International have various stock option and stock purchase plans for executives. Under Canadian GAAP, compensation is not recognized on the grant or modification of any employee option. In accordance with U.S. GAAP, options granted to employees of the parent company are measured using the fair value based method and treated as a dividend in kind with no resulting impact on either net earnings (loss) or shareholders' deficiency. For all other employee

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        options, the compensation element is measured under U.S. GAAP using the intrinsic value based method of accounting and is apportioned over the period of service to which the compensation is related. As a result of a previous reduction in the exercise price of Hollinger International's options, compensation expense was recorded under U.S. GAAP in 2000 and a reversal of compensation was recorded under U.S. GAAP in 2001.

     g)  Equity accounted companies

        Under U.S. GAAP the compensation element of executive stock options related to equity accounted companies is measured and apportioned over the period of service to which the compensation is related. Under Canadian GAAP, compensation is not recognized for stock options. In addition, betterments, net of related amortization, related to equity accounted companies were capitalized under Canadian GAAP until January 1, 2002. This is not permitted under U.S. GAAP.

        As a result of the above adjustments, the carrying value of equity accounted investments is lower under U.S. GAAP, resulting in the gain on the disposition of these investments in 2001 being higher under U.S. GAAP. The adjustments for 2000 and 2001 are in respect of the Company's investment in Interactive Investor International.

     h)  Income taxes

        Effective January 1, 2000, the Company adopted, on a retroactive basis, new Canadian accounting standards for income taxes, which now require income taxes to be accounted for using the asset and liability method, consistent with U.S. GAAP. Previously, under Canadian GAAP, the deferral method of providing for income taxes was used.

        Under Canadian accounting standards for income taxes, the Company is not required to restate its comparative figures for prior years and the cumulative effect of this change in accounting policy of $291,004,000 (net of related minority interest) has been charged directly to retained earnings as at January 1, 2000. Of this adjustment, $276,215,000 was attributable to future income tax liabilities established in respect of amounts ascribed to circulation on business acquisitions which are largely not deductible for income tax purposes. Under U.S. GAAP, the establishment of such future tax liabilities on business acquisitions would have resulted in additional goodwill being recorded for an equivalent amount. Under U.S. GAAP, the deferred tax recovery recorded in respect of circulation amortization is fully offset by the related goodwill amortization, with no net impact on U.S. GAAP net earnings. Effective January 1, 2002, on the adoption of the new Canadian and U.S. accounting standards for Goodwill and Business combinations (note b)), amounts ascribed to circulation have been reclassified to goodwill, which is no longer being amortized.

        The new Canadian accounting standard for income taxes adopted January 1, 2000 does not require the restatement of prior years' business acquisitions and permits the adjustment, otherwise made to goodwill under U.S. GAAP, to be made directly to retained earnings (net of related minority interest). As a result of not restating comparative figures, the $276,215,000 net deferred tax impact of circulation recorded on January 1, 2000 as a charge against retained earnings under Canadian GAAP would have been recorded as goodwill under U.S. GAAP. This difference, in turn, resulted in higher goodwill amortization or write-off charges under U.S. GAAP in the amount of $162,764,000 and $41,893,000 for the years ended December 31, 2000 and 2001, respectively.

        Accordingly, while there may not be any new material differences between Canadian and U.S. GAAP with respect to income taxes for periods subsequent to January 1, 2000, there will continue to be a difference between Canadian and U.S. GAAP in respect of the remaining

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        $63.7 million of deferred taxes which will eliminate subsequent to January 1, 2002 only when the underlying operation is sold or the Company's interest in the underlying operations is diluted.

        U.S. GAAP income tax expense would have differed from the amounts computed by applying the basic federal and provincial income tax rates to U.S. GAAP earnings (loss) before income taxes, minority interest and cumulative effect of change in accounting principle as shown in the following table:

                                                       2000       2001        2002
                                                     --------   ---------   ---------
Earnings (loss) before income taxes, minority
  interest and cumulative effect of change in
  accounting principle.............................  $896,205   $(417,688)  $(140,394)
                                                     ========   =========   =========
Basic income tax rate..............................     43.95%      41.75%      41.00%
                                                     ========   =========   =========
Computed income tax expense (recovery).............  $393,882   $(174,385)  $ (57,562)
Change in income tax expense (recovery) resulting
  from:
Different tax rate on earnings of subsidiaries.....   (89,178)     19,565      15,144
Tax gain in excess of book gain....................   (82,350)     52,158         949
Potential tax benefit of current year's losses not
  recorded.........................................    29,255          --          --
Large Corporations Tax.............................    15,531         940       1,079
Loss on total return equity swap...................     8,013      27,134      (4,844)
Change in valuation allowance......................        --      42,841      74,043
Minority interest earnings in Hollinger L.P........   (26,669)     (2,001)     (1,214)
Permanent differences..............................   208,778     (35,810)     56,983
                                                     --------   ---------   ---------
Income tax expense (recovery)......................  $457,262   $ (69,558)  $  84,578
                                                     ========   =========   =========
Effective tax rate.................................     51.02%      16.65%      60.24%
                                                     ========   =========   =========

        Canadian and foreign components of earnings (loss) before income taxes, minority interest and cumulative effect of change in accounting principle are presented below:

                                                       2000       2001        2002
                                                     --------   ---------   ---------
Canadian...........................................  $886,301   $(255,352)  $  10,020
Foreign............................................     9,904    (162,336)   (150,414)
                                                     --------   ---------   ---------
                                                     $896,205   $(417,688)  $(140,394)
                                                     ========   =========   =========

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        Income tax expense (recovery) for the periods shown below consists of:

                                                     CURRENT    DEFERRED      TOTAL
                                                     --------   ---------   ---------
Year ended December 31, 2000:
  Canadian.........................................  $529,497   $(167,453)  $ 362,044
  Foreign..........................................    88,198       7,020      95,218
                                                     --------   ---------   ---------
                                                     $617,695   $(160,433)  $ 457,262
                                                     ========   =========   =========
Year ended December 31, 2001:
  Canadian.........................................  $  7,153   $(147,773)  $(140,620)
  Foreign..........................................    49,151      21,911      71,062
                                                     --------   ---------   ---------
                                                     $ 56,304   $(125,862)  $ (69,558)
                                                     ========   =========   =========
Year ended December 31, 2002:
  Canadian.........................................  $ (5,503)  $  92,301   $  86,798
  Foreign..........................................     2,888      (5,108)     (2,220)
                                                     --------   ---------   ---------
                                                     $ (2,615)  $  87,193   $  84,578
                                                     ========   =========   =========

     i)   Business combinations

        Under Canadian GAAP, the Company was required to treat the transfer in 1997 of the Canadian newspapers to Hollinger International as a disposition at fair value. This resulted in the recognition of a gain to the extent there is a minority interest in Hollinger International.

        U.S. GAAP requires that the transfer of the Canadian Newspapers to a subsidiary company be accounted for at historical values using "as-if" pooling of interest accounting. As a result, the revenues and expenses for the periods prior to January 1, 1997 would be restated to give effect to the transfer of the Canadian Newspapers to Hollinger International and the gross gain, prior to deducting expenses, of $114,000,000 on the sale of the properties and the increase in intangible assets of an equivalent amount would not have been recorded for U.S. GAAP purposes. However, such gain would be recognized for U.S. GAAP purposes as the underlying Canadian newspaper operations were sold to third parties, or there was a further dilution in the Company's interest in Hollinger International.

        In addition, because the consideration received by the Company in 1997 included shares of Hollinger International, the Company was required to treat this as an acquisition of an additional interest in Hollinger International, which resulted in $20,500,000 being ascribed to circulation and additional annual amortization expense of $932,000. Effective January 1, 2002, upon adoption of the new Canadian and U.S. accounting standards for Goodwill and Business Combinations (note 26b)), amounts ascribed to circulation have been reclassified to goodwill, which is no longer being amortized. Accordingly, there would be no difference between Canadian and U.S. GAAP with respect to this item for periods subsequent to January 1, 2002 unless the underlying operation is sold, or the Company's interest in the underlying operations is diluted.

     j)   Financial instruments

        Canadian GAAP requires the value ascribed to certain subsidiary Special shares outstanding during 2000 to be increased over the life of the shares to the Company's optional cash settlement amount through a periodic charge to earnings. Under U.S. GAAP, the shares are recorded at their fair value on the date of issue and such a charge to increase their carrying amount is not required, until the shares were settled in 2000.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        Under Canadian GAAP, the $11,054,000, $9,294,000, $8,185,000 of
        dividends on mandatory redeemable preferred stock in 2000, 2001 and 2002, respectively, must be recorded as interest expense. Under U.S. GAAP, such dividends are charged against shareholders' deficiency.

        Under U.S. GAAP, the mark to market and foreign exchange adjustments totalling a gain of $7,670,000 at December 31, 2001 and a gain of $11,983,000 at December 31, 2002 to the carrying value of the Series II preference shares, which reflect the value of the underlying Hollinger International shares for which they are exchangeable, must be recorded within shareholders' deficiency. Under Canadian GAAP, such adjustments are deferred and recorded on the balance sheet outside of shareholders' deficiency.

     k)  Total return equity swap

        During 2000, U.S. GAAP clarified the accounting for certain derivative financial instruments indexed to, and potentially settled, in a company's own stock, that require a cash payment by the issuer upon the occurrence of future events outside the control of the issuer. This new U.S. GAAP guidance applies to new contracts entered into after September 30, 2000. Consequently, the extension of Hollinger International's forward share purchase contracts on October 1, 2000 resulted in such contracts being accounted for using the asset and liability method after that date. Under this method, the derivative forward contract was marked to market subsequent to October 1, 2000. The unrealized loss during the period, October 1 to December 31, 2000, net of minority interest, totalled $9,112,000 and was charged to earnings for U.S. purposes.

        During 2001, the mark to market losses for the contracts totalled $95,267,000 of which $59,920,000 of losses were realized when certain forward share purchase contracts were settled, resulting in a U.S. GAAP difference, net of related minority interest, of $15,316,000.

        In December 2002, the total return equity swaps were settled and the losses realized.

        For Canadian GAAP, no adjustment was required to reflect the mark to market adjustment for such forward purchase contracts and losses were recognized only when realized upon the settlement of the contract.

     l)   Valuation allowance against prepaid pension asset

        Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in earnings under Canadian GAAP immediately. U.S. GAAP does not permit the recognition of pension valuation allowances.

     m) Capital stock

        U.S. GAAP requires that loans receivable from employees relating to share purchases be presented in the consolidated balance sheet as a deduction from capital stock. Canadian GAAP permits these amounts to be shown as assets in certain circumstances.

     n)  Unrealized holding gains (losses) on investments available for sale

        Under Canadian GAAP, the Company accounts for all of its investments, which consist of corporate debt and equity securities, at historical cost. U.S. GAAP requires those investments in marketable securities which are available for sale, other than those investments accounted for on an equity basis, to be recorded at fair value. Unrealized holding gains and losses, net of the related tax and minority interest effect, on available for sale securities are excluded from earnings and are reported as a separate component of other comprehensive income and shareholders' equity until realized. Realized

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

     o)  Minimum pension liability adjustment

        Under U.S. GAAP, the Company is required to record an additional minimum pension liability for certain of its defined benefit pension plans to reflect the excess of the accumulated benefit obligations over the fair value of the plan assets with a corresponding charge against other comprehensive income included in shareholders' deficiency (note 26u)). No such adjustment is required under Canadian GAAP.

     p)  Interest in joint ventures

        Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for on the equity basis.

        Although the adoption of proportionate consolidation has no impact on net earnings (loss) or shareholders' deficiency, it does increase assets, liabilities, revenues, expenses and cash flows from operations from those amounts otherwise reported under U.S. GAAP.

     q)  Change in accounting principle

        Under U.S. GAAP, the transitional provisions of SFAS 142 require the write-down resulting from the impairment test upon adoption on January 1, 2002 to be reflected in the consolidated statement of earnings as a cumulative effect of a change in accounting principle. However, Canadian GAAP requires the same loss to be recorded as a charge to the opening deficit as at January 1, 2002. As described in note 1, goodwill attributable to Jerusalem Post was written down in its entirety upon adoption of SFAS 142.

     r)  Unusual items

        Included in Unusual items on the consolidated statements of earnings under Canadian GAAP are certain items which under U.S. GAAP must be classified as either operating costs, non-operating income or non-operating expenses. In particular, the unusual items (note 17) would have been classified as follows: net gain on dilution of investments as non-operating expenses, gains and losses on sale of investments and publishing interests as non-operating income or expenses, net, gain on effective sale of interest in Hollinger International as non-operating income and partially non-operating expense, loss on retirement of Senior Notes as non-operating expenses, new Chicago plant pre-operating costs as operating costs, write-off of financing fees as non-operating expenses, write-off of investments as non-operating expenses, realized loss on total return equity swap as non-operating costs, pension and post-retirement plan liability adjustment as operating costs and redundancy, rationalization and other costs as operating costs.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

     s)  Net earnings (loss) per retractable common share

                                                              YEARS ENDED DECEMBER 31
                                                              -----------------------
                                                              2000     2001     2002
                                                              -----   ------   ------
                                                                (DOLLARS PER SHARE)
Basic net earnings (loss) per retractable common share:
  Earnings (loss) before cumulative effect of change in
     accounting principles..................................  $1.52   $(2.33)  $(2.32)
  Net earnings (loss) for the year..........................  $1.52   $(2.33)  $(2.70)
Diluted earnings (loss) per retractable common share:
  Earnings (loss) before cumulative effect of change in
     accounting principles..................................  $1.42   $(2.62)  $(2.35)
  Net earnings (loss) for the year..........................  $1.42   $(2.62)  $(2.73)

        Earnings (loss) per retractable common share amounts in accordance with U.S. GAAP are based on U.S. GAAP net earnings. The weighted average number of outstanding shares for purposes of calculating basic and diluted net earnings (loss) per share is the same under both Canadian and U.S. GAAP (note 19).

        Under U.S. GAAP, the change in the unrealized mark to market gain (loss) on the Series II preference shares of ($19,048,000), $12,759,000 and $5,431,000 as at December 31, 2000, 2001 and 2002 must be treated as an adjustment to dividends paid for purposes of calculating basic and diluted net earnings (loss) per share. Such adjustment is not required under Canadian GAAP.

     t)  Statement of cash flows

        Canadian GAAP permits the disclosure of the amount of funds provided by operations before changes in non-cash operating working capital and certain other items to be included in the consolidated statements of cash flows as a subtotal.

        In addition, Canadian GAAP permits the disclosure of cash flows provided by operations per retractable common share. U.S. GAAP does not permit disclosure of these items.

        Canadian GAAP requires proportionate consolidation of interests in joint ventures, which is not permitted under U.S. GAAP. As a result, under U.S. GAAP, the total funds provided by operations (including the changes in non-cash working capital and other items) for the years ended December 31, 2000, 2001 and 2002 would have decreased by $25,280,000, $25,102,000 and $6,282,000, respectively.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

     u)  Comprehensive income (loss)

        Total comprehensive income (loss) in accordance with U.S. GAAP is as follows:

                                                                 YEARS ENDED DECEMBER 31
                                                              ------------------------------
                                                                2000       2001       2002
                                                              --------   --------   --------
Net earnings (loss) based on U.S. GAAP, as restated (v).....  $ 86,281   $(82,047)  $(83,760)
Other comprehensive net earnings (loss), net of tax, being:
  Unrealized gain (loss) on investments held for sale, net
     of related tax recovery of $20,390, $29,002 and $2,372
     and minority interest of $38,990, $77,542 and $5,701 in
     2000, 2001 and 2002, respectively......................   (35,244)   (54,066)     2,256
  Reclassification adjustment for realized loss reclassified out of accumulated comprehensive income, net of related
     tax recovery of nil, $47,102 and $832 and minority
     interest of nil, $118,041 and $1,384 in 2000, 2001 and
     2002, respectively.....................................        --     83,005        659
                                                              --------   --------   --------
                                                               (35,244)    28,939      2,915
Change in the equity adjustment from foreign currency
  translation...............................................   (64,559)    10,527     24,914
Minimum pension liability adjustment, net of a related tax
  recovery of nil, $11,726 and $24,897 and minority interest of $1,570, $13,055 and $29,504 in 2000, 2001 and 2002,
  respectively..............................................    (1,570)    (9,982)   (14,060)
                                                              --------   --------   --------
Comprehensive loss based on U.S. GAAP.......................  $(15,092)  $(52,563)  $(69,991)
                                                              ========   ========   ========

     v)  Restatements

        Shareholder's deficiency and net earnings (loss) based on U.S. GAAP as at December 31, 2000 and 2001 and for the years ended December 31, 2000 and 2001 differ from the amounts previously reported as follows:

        i) In 2001, adjustments described in note 26k), were previously computed without giving effect to the full amount of the realized losses, which would have already been recognized in the net loss for Canadian GAAP purposes. The dilution gain adjustment recorded in 2001 (note 26c)) has also been effected as a consequence of this adjustment. This restatement reduced the previously reported U.S. GAAP net loss in fiscal 2001 by $20,098,000.

        ii) In 2000, the Company recorded a valuation allowance against the excess of the prepaid benefit expense for certain of its Canadian operations, over the expected future benefit. U.S. GAAP does not specifically address pension valuation allowances and the Company had believed that such valuation allowance was appropriate under U.S. GAAP. Recently U.S. regulators have interpreted there to be a difference between Canadian and U.S. GAAP in this area. In light of these recent developments, the Company retroactively adjusted for the changes in the valuation allowance and the related impact on the dilution gain, which resulted in an increase to reported U.S. GAAP net earnings for fiscal 2000 of $29,757,000 and an increase to reported U.S. GAAP net loss for fiscal 2001 of $5,670,000, each net of related income tax and minority interest.

        iii) In addition to giving effect to the matters noted above, certain basic and diluted earnings per share figures for 2000, and 2001 have been restated from amounts previously reported due to an error in the computation of the unrealized mark to market adjustment on the Series II preference shares (note 26s)) as well as a restatement of the dilutive effect of certain dilutive securities of International.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        iv) As described in note 26i), in 1997 the Company recorded for Canadian GAAP purposes, a gain on the sale of certain Canadian newspapers to Hollinger International. Under U.S. GAAP, no gain could be recognized in 1997. However, such gain should have been recognized as the underlying Canadian newspaper operations were sold to third parties, or there was a further dilution in the Company's interest in Hollinger International.

          In the years 1998 through 2001, the Company did not appropriately recognize such gains for U.S. GAAP purposes and has restated its U.S. GAAP results for these years to reflect such gains. In addition, as a result of this matter, the Company has also retroactively restated the adjustment to the income tax provision for U.S. GAAP purposes. As a result of these two items, the Company has retroactively decreased the previously reported U.S. GAAP shareholder's deficiency as at December 31, 1999 by a net $21.1 million and increased reported U.S. GAAP net earnings for fiscal 2000 by $21.1 million and increased reported U.S. GAAP net earnings for fiscal 2001 by $40.8 million.

          The net effect of all these restatements to basic and diluted net earnings (loss) for the years ended December 31, 2000 and 2001 is summarized below:

                                                                          YEARS ENDED
                                                                          DECEMBER 31
                                                                      -------------------
                                                                        2000       2001
                                                                      --------   --------
                                                                      (DOLLARS PER SHARE)
        U.S. GAAP basic earnings (loss) per retractable common
          share:
          As previously reported....................................   $(0.12)    $(3.89)
          Restated..................................................   $ 1.52     $(2.33)
        U.S. GAAP diluted loss per retractable common share:
          As previously reported....................................   $(0.49)    $(4.11)
          Restated..................................................   $ 1.42     $(2.62)

     w)  Recent pronouncements

       In June 2001, the FASB issued FAS 143, "Accounting for Asset Retirement Obligations" ("FAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. FAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled to other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company is required to adopt the provisions of FAS 143 for the quarter ending March 31, 2003. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. The Company has determined that the adoption of FAS 143 does not have a material impact on its financial statements.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        In April 2002, the FASB issued FAS 145 which rescinded FAS 4, "Reporting Gains and Losses from Extinguishment of Debt" ("FAS 145"). FAS 145 addresses, among other things, the income statement treatment of gains and losses related to debt extinguishments, requiring that such expenses no longer be treated as extraordinary items, unless the items meet the definition of extraordinary per APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". Upon adoption, any gain or loss on extinguishment of debt that was classified as an extraordinary item, in prior periods presented, that does not meet the criteria in Opinion 30 for classification as an extraordinary item, is required to be reclassified to non-operating expense. The Company retroactively adopted the new presentation requirements of FAS 145 effective January 1, 2002. The adoption of such accounting standard did not impact the Company's U.S. GAAP net earnings as information regarding extraordinary losses under U.S. GAAP on debt extinguishment was presented for disclosure purposes only.

        In July 2002, the FASB issued FAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"), which is effective for exit or disposal activities that are initiated after December 31, 2002. FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3"), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)". The principal difference between FAS 146 and EITF 94-3 related to the recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, whereas under EITF 94-3, the liability was recognized when a company commits to an exit plan, and that the liability be initially measured at fair value. The Company is currently assessing the impact of the new standards.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("VIE'S") ("FIN 46"), which requires the companies that control another entity through interests other than voting interest should consolidate the controlled entity. In the absence of clear control through a voting equity interest, a company's exposure (variable interests) to the economic risk and the potential rewards from a VIE's assets and activities are the best evidence of a controlling financial interest. VIE's created after January 31, 2003 must be consolidated immediately. VIE's existing prior to February 1, 2003 must be consolidated by the Company commencing with its third quarter 2003 financial statements. The Company has not yet determined whether it has any VIE's which will require consolidation.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure", an amendment of FASB Statement No. 123. This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. The Company plans to continue to use the intrinsic value method for U.S. GAAP purposes. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in note 27e).

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

27.  ADDITIONAL DISCLOSURES REQUIRED UNDER U.S. GAAP

     a)  Accounting policy

        Issuance of a Subsidiary's Stock

        The Company accounts for the issuance of a subsidiary's stock as a dilution gain or loss which is included in the statement of earnings.

     b)  Marketable equity and debt securities

        All marketable equity and debt securities are classified as available for sale, recorded at fair value, and presented as non-current assets. Available for sale securities consist of the following:

                                                                       GROSS
                                                        AMORTIZED   UNREALIZED     FAIR
                                                          COST         LOSS        VALUE
                                                        ---------   -----------   -------
December 31, 2001
Internet-related securities...........................   $ 6,680     $ (4,873)    $ 1,807
Can-West debentures...................................    72,259       (9,931)     62,328
                                                         -------     --------     -------
                                                         $78,939     $(14,804)    $64,135
                                                         =======     ========     =======

                                                                       GROSS
                                                        AMORTIZED   UNREALIZED     FAIR
                                                          COST      GAIN (LOSS)    VALUE
                                                        ---------   -----------   -------
December 31, 2002
Internet-related equity securities....................   $ 5,812      $   940     $ 6,752
Can-West debentures...................................    85,664       (2,384)     83,280
                                                         -------      -------     -------
                                                         $91,476      $(1,444)    $90,032
                                                         =======      =======     =======

        During 2001, the Company disposed of certain available-for-sale securities resulting in gross realized losses of $139,586,000. In computing the realized losses, cost was determined based on average cost.

     c)  Accounts receivable

        Accounts receivable consist of the following:

                                                                2001       2002
                                                              --------   --------
Customer trade receivables..................................  $255,336   $272,537
Other.......................................................   107,240    115,167
                                                              --------   --------
Gross accounts receivable...................................   362,576    387,704
Allowance for doubtful accounts.............................   (26,138)   (32,673)
                                                              --------   --------
Accounts receivable.........................................  $336,438   $355,031
                                                              ========   ========

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

     d)  Accounts payable and accrued expenses

        Accounts payable and accrued expenses consist of the following:

                                                                2001       2002
                                                              --------   --------
Trade payables..............................................  $175,418   $173,236
Accrued payroll and benefits................................    32,205     40,297
Accrued interest............................................    41,116     28,102
Other accrued expenses......................................   109,705     95,451
                                                              --------   --------
                                                              $358,444   $337,086
                                                              ========   ========

     e)  Stock based compensation

        Under U.S. GAAP, FIN 44, "Accounting for Certain Transactions involving Stock Compensation" was effective July 1, 2000 and required repriced options to be treated as variable stock option awards. As a result, the Company has recorded, net of minority interest, $1,127,000 of compensation expense for 2000 and a reversal of compensation expense of $918,000 for 2001, in respect of certain repriced options of Hollinger International. For all other stock options granted by the Company and its subsidiaries, no compensation cost has been recognized. Had the Company determined compensation costs based on the fair value at the grant date of its stock options under Statement of Financial Accounting Standards No. 123 ("FAS 123") "Accounting for Stock-Based Compensation", the Company's U.S. GAAP net earnings (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated in the following table:

                                                          2000       2001        2002
                                                        --------   ---------   ---------
                                                        (IN THOUSANDS, EXCEPT PER SHARE)
Net earnings (loss) as restated (note 26v))...........  $86,281    $(82,047)   $(83,760)
Add compensation expense, as reported.................    1,071        (763)         --
Deduct pro forma compensation expense.................   (5,190)     (4,950)     (4,057)
                                                        -------    --------    --------
Pro forma U.S. GAAP net earnings (loss)...............  $82,162    $(87,760)   $(87,817)
                                                        =======    ========    ========
U.S. GAAP basic net earnings (loss) per share as
  reported............................................  $  1.52    $  (2.33)   $  (2.70)
U.S. GAAP diluted net earnings (loss) per share as
  reported............................................  $  1.42    $  (2.62)   $  (2.70)
U.S. GAAP pro forma basic net earnings (loss) per
  share...............................................  $  1.41    $  (2.50)   $  (2.82)
U.S. GAAP pro forma diluted net earnings (loss) per
  share...............................................  $  1.30    $  (2.79)   $  (2.82)

        The Company has not granted any options since 1998. The weighted average fair value of stock options granted during 2000, 2001 and 2002 by Hollinger International was estimated to be US$4.12, US $5.67 and US$5.65, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield 3.4%, 4.6% and 3.6%, expected volatility 43.3%, 55.2% and 68.3%, risk free interest rates of 5.1%, 5.0% and 4.5%, and expected lives of 10 years in each of those same years.

     f)  Rent expense

        Rent expense was $28,440,000, $22,589,000, and $26,790,000 for 2000,
        2001 and 2002, respectively.

     g)  Derivatives

        For U.S. GAAP reporting purposes, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        ("SFAS No. 133") on January 1, 2001. There was no impact on results of operations or financial position upon adoption.

        The Company may enter into various swap, option and forward contracts from time to time when management believes conditions warrant, as described in note 24d). Such derivative contracts have not been designated as effective hedges, and therefore the changes in their fair value are recorded in earnings under both Canadian and U.S. GAAP.

        On December 27, 2002, a United Kingdom subsidiary of the Company entered into two cross-currency rate swap transactions to hedge principal and interest payments on U.S. dollar borrowings under Publishing's December 2002 Senior Credit Facility. The contracts have a total foreign currency obligation notional value of U.S.$265 million, fixed at a rate U.S.$1.5922 to L1, convert the interest rate on such borrowing from floating to fixed, and expire as to of U.S.$45 million on December 29, 2008 and as to U.S.$220 million on December 29, 2009.

        On January 22, 2003 and February 6, 2003, Publishing entered into interest rate swaps to convert U.S.$150 million and U.S.$100 million, respectively, of the Publishing Notes issued in December 2002 to floating rates for the period to December 15, 2010, subject to early termination notice.

        Changes in the value of derivatives comprising the forward exchange contract described in note 5a) and cross-currency swaps described above amounted to a gain of $24.3 million and a loss of $28.5 million in 2001 and 2002, respectively. The fair values of all derivative contracts are disclosed in note 24c).

     h)  Guarantees

        In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which establishes and clarifies requirements for disclosure of most guarantees and the recognition of an initial liability for the fair value of obligations a guarantor assumes under guarantees. The initial liability recognition and measurement provisions are effective in respect of guarantees entered into or modified after December 31, 2002. FIN 45 provides guidance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees.

        Senior Secured Notes

        In connection with the issuance in 2003 of 11 7/8% Senior Secured Notes due 2011, the Company and certain of its subsidiaries have agreed to indemnify its lenders against any losses or damages resulting from inaccuracy of financial statements, environmental matters, taxes and compliance with Securities Act. The Company and its subsidiaries also indemnified the Noteholders against any related tax liabilities arising from payments made with respect to the Notes, except taxes on Noteholder's income. These indemnifications generally extend for the term of the Senior Secured Notes and do not provide for any limit on the maximum potential liability.

        The Company is unable to estimate the maximum potential liability for these types of indemnifications as the Notes indenture does not specify a maximum amount and the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the interim consolidated financial statements with respect to these indemnifications and the Company is unable to estimate amounts due for withholding taxes, if any, at this time. Any such amounts will increase the future effective cost of borrowing.

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        The Company has indemnified the lenders and their affiliates from and against all losses as a result of any obligations of any of the borrowers and guarantors under the Company's Senior Secured Notes.

        Property Leases

        A subsidiary of the Company has agreed to indemnify lessors of its operating leases against liabilities, damages, costs, claims and actions resulting from damaged property, violations of any lease covenants or any accident or injury occurring on the leased premises.

        The Company is unable to estimate the maximum exposure for these types of indemnifications as the operating leases do not specify a maximum amount and the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the interim consolidated financial statements with respect to these indemnifications.

        Joint Ventures

        The Telegraph Group Limited ("Telegraph") has guaranteed the printing joint venture partners' share of equipment leasing obligations to third parties, which amounted to approximately $948,000 (L372,000) at December 31, 2002. These obligations are guaranteed jointly and severally by each joint venture partner.

        Land leased by the Telegraph under a Head Lease under which the property is held until July 2183 has been sublet to West Ferry Printers, one of the Telegraph's printing joint ventures. The sublease is for a term of 34 years from 1987. Although the sublease has been consented to by the landlord, it has not released Telegraph from its obligation under the lease and, accordingly, Telegraph is contingently liable for performance by West Ferry Printers. Annual rents under the lease are based on a percentage of immoveable assets, currently L600,000 per year.

        Pursuant to a joint venture agreement in the United Kingdom, the Telegraph has agreed to guarantee up to L0.5 million, if required, in connection with borrowing by the joint venture. To date, the joint venture has made no request for the supporting guarantee.

        Pursuant to the West Ferry joint venture agreement, the Telegraph has a commitment to fund 50% of the obligation under West Ferry's defined benefit plan.

        Dispositions

        In connection with certain dispositions of assets and/or businesses, the Company has provided customary representations and warranties whose terms range in duration and may not be explicitly defined. The Company has also retained certain liabilities for events occurring prior to sale, relating to tax, environmental, litigation and other matters. Generally, the Company has indemnified the purchasers in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Company. These types of indemnification guarantees typically extend for a number of years.

        The Company is unable to estimate the maximum potential liability for these indemnifications as the underlying agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

        Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying interim consolidated financial

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        statements with respect to these indemnification guarantees. The Company continues to monitor the conditions that are subject to guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

        Amended and Restated Credit Agreement

        The Company and its subsidiaries also indemnified the Borrower against any related tax liabilities arising from payments made with respect to the revolving bank credit facility, except taxes on Borrower's income. These indemnifications generally extended for the term of the revolving bank credit facility and did not provide for any limit on the maximum potential liability. The revolving bank credit facility was repaid in March 2003.

        Credit Facilities

        Under Hollinger International's Senior Credit Facility, Hollinger International has agreed to indemnify its lenders under that facility against certain costs or losses resulting from changes in laws and regulations which would increase the lenders' costs or reduce the rate of return otherwise available to them in respect of the loans to Hollinger International. Hollinger International has further agreed to indemnify certain lenders against existing loans to the extent that such loans impose an obligation for withholding tax or similar charge on interest, should such tax or charge not be recoverable by the lenders. These indemnifications generally extend for the term of the credit facilities and do not provide for any limit on the maximum potential liability.

        Hollinger International is unable to estimate the maximum potential liability for these types of indemnifications as the credit agreements do not specify a maximum amount and the amounts are dependent upon future contingent events, the nature and likelihood of which cannot be determined at this time.

        No amount has been accrued in the accompanying interim consolidated financial statements with respect to these indemnifications. International is unable to estimate amounts due for withholding taxes at this time. Any such amounts will increase the future effective cost of borrowing.

        Hollinger International has indemnified the lenders and their affiliates from and against all losses as a result of any obligations of any of the borrowers and guarantors under its Senior Credit Facility.

        Participation Trust

        In connection with the participation agreement, International has agreed to indemnify the Participation Trust and its trustee, in the event the participation agreement entitles the issuer to fail to make payments with respect to the debentures. Although the indemnity has not been capped, the Company estimates the liability is limited to the amount of participation interests sold, totalling US$490.5 million, plus accrued interest and any further debentures received as paid-in-kind interest.

        Other

        The Company licenses some of the content it publishes for use by third parties. In doing so, the Company warrants that it is entitled to license that content and indemnifies the licensee against claims against improper use. The number of quantum of such claims cannot be reasonably estimated. Historically, claims of this nature have not been significant.

        In special circumstances, the Company's newspaper operations may engage freelance reporters to cover stories in locales that carry a high risk of personal injury or death. Telegraph has engaged a number of journalists and photographers to report from the Middle East. As a term of engagement,

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

        Telegraph has agreed to provide a death benefit which, in the aggregate for all freelancers engaged, amounts to L2,600,000. This exposure is uninsured. Precautions have been taken to avoid a concentration of the freelancers in any one location.

28.  COMPARATIVE FIGURES

     Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.

29.  SUBSEQUENT EVENTS

     a) On March 10, 2003, the Company issued US$120,000,000 aggregate principal amount of 11 7/8% Senior Secured Notes due 2011. These notes are secured by 10,108,302 shares of Hollinger International Class A common stock and all 14,990,000 shares of Hollinger International Class B common stock. The total net proceeds were used to repay existing bank indebtedness, to repay amounts due to Ravelston and make an advance to Ravelston. The Senior Secured Notes are fully and unconditionally guaranteed by RMI, a wholly owned subsidiary of Ravelston. The Company and RMI entered into a support agreement, under which RMI is required to make an annual support payment in cash to the Company on a periodic basis by way of contributions to the capital of the Company (without receiving any shares of the Company) or subordinated debt. The amount of the annual support payment will be equal to the greater of a) the non-consolidated negative net cash flow of the Company (which does not include outlays for retractions or redemptions) and b) US$14.0 million per year (less any future payments of services agreements fees NB Inc. and any excess in the net dividend amount received by the Company or any of the Company's wholly owned restricted subsidiaries, as they are defined in the indenture governing the Company's Senior Secured Notes due 2011, on the shares of Hollinger International that the Company and NB Inc. own that is over US$4.65 million per year), in either case, reduced by any permanent repayment of debt owing by Ravelston to the Company. Initially, the support amount to be contributed by RMI is expected to be satisfied through the permanent repayment by Ravelston of its approximate $16.4 million of advances from the Company, which resulted from the use of proceeds of the Company's offering of its Senior Secured Notes. Thereafter, all support amount contributions by RMI will be made through contributions to the capital of the Company, without receiving any additional shares of the Company, except that, to the extent that the minimum payment exceeds the negative net cash flow of the Company, the amounts will be contributed through an interest-bearing, unsecured, subordinated loan to the Company. The support agreement terminates upon the repayment of the Senior Secured Notes, which mature in 2011.

        All aspects of this transaction have been reviewed and approved by a special committee of the Board of Directors of the Company, comprised entirely of independent directors.

     b) On March 10, 2003, prior to the closing of the above offering, NB Inc. sold its shares of Class A common stock and Series E redeemable preferred stock of Hollinger International to RMI. Such shares were in turn sold back to NB Inc. from RMI at the same price with a resulting increase in the tax basis of the shares of Hollinger International and a taxable gain to RMI. As the exchange of the Hollinger International shares with RMI represents a transfer between companies under common control, NB Inc. will record in 2003, contributed surplus of approximately $1.4 million, being the tax benefit associated with the increase in the tax value of the shares of Hollinger International.

     c) On March 10, 2003, Hollinger International repurchased shares of its Class A common stock and redeemed shares of Series E preferred stock from the Company and has revised certain debt

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

         arrangements it had in place with the Company. These transactions were completed in conjunction with the Company closing a private placement of Senior Secured Notes (note 29a)).

        Contemporaneously with the closing of the issue of Senior Secured Notes, Hollinger International:

        i) repurchased for cancellation, from NB Inc., 2,000,000 shares of Class A common stock of Hollinger International at US$8.25 per share for total proceeds of $24.2 million (US$16.5 million); and

        ii) redeemed, from NB Inc., pursuant to a redemption request, all of the 93,206 outstanding shares of Series E redeemable convertible preferred stock of Hollinger International at the fixed redemption price of $146.63 per share being a total of $13.6 million (US$9.3 million).

        As a result, the Company's equity and voting interest in Hollinger International is 30.3% and 72.6%, respectively. The dilution gain arising on this effective sale will be recorded in 2003.

        Proceeds from the repurchase and redemption were offset against debt due to Hollinger International from NB Inc. (note 23b)), resulting in net outstanding debt due to Hollinger International of approximately $29.9 million (US$20.4 million) as of March 10, 2003. The remaining debt bears interest at 14.25% or, if paid in additional notes, 16.5% and is subordinated to the Company's Senior Secured Notes (so long as the Notes are outstanding), guaranteed by Ravelston and secured by certain assets of Ravelston.

        Following a review by a special committee of the Board of Directors of Hollinger International, comprised entirely of independent directors, of all aspects of the transaction relating to the changes in the debt arrangements with NB Inc. and the subordination of this remaining debt, the special committee approved the new debt arrangements, including the subordination.

     d) On April 21, 2003, the Company made an offer to exchange its Series III preference shares into Series IV preference shares on a share-for-share basis. The terms of the new Series IV preference shares will provide for a mandatory redemption on April 30, 2008 for $10.00 cash per share (plus unpaid dividends) and an annual cumulative dividend, payable quarterly, of $0.80 per share per annum (or 8%) during the five-year term. As with the Series III preference shares, i) the Company will have the right at its option to redeem all or part of the Series IV preference shares at any time after three years for $10.00 cash per share (plus unpaid dividends) and ii) holders will have the right at any time to retract the Series IV preference shares for a retraction price payable in cash which, during the first four years, will be calculated by reference to Government of Canada bonds having a comparable yield and term to the shares, and during the fifth year, the retraction price will be $9.50 per share (plus unpaid dividends in each case). The offer was conditional upon acceptance by holders of at least 50% of the outstanding Series III preference shares. The bid originally expired on May 27, 2003 and was extended until June 9, 2003. This condition was not met and, accordingly, the offer was terminated.

     e) Effective April 30, 2003, US$15.7 million principal amount of subordinated debt owing to Hollinger International by NB Inc. was transferred by Hollinger International to HCPH Co., a subsidiary of Hollinger International, and subsequently transferred to RMI by HCPH Co. in satisfaction of a non-interest bearing demand loan due from HCPH Co. to RMI. After the transfer, NB Inc.'s debt to Hollinger International was approximately US$4.7 million and NB Inc.'s debt to RMI was approximately US $15.7 million. The debts owing by NB Inc. to RMI and owing by NB Inc. to Hollinger International each bears interest at the rate of 14.25% if interest is paid in cash and 16.50% if it is paid in kind, except that RMI has waived its right to receive interest until further notice. The debts are subordinated to the Senior Secured Notes for so long as the Senior Secured Notes are

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

         outstanding, and that portion of the debt due by NB Inc. to Hollinger International is guaranteed by RCL and the Company. Hollinger International entered into a subordination agreement with the Company and NB Inc. pursuant to which Hollinger International has subordinated all payments of principal, interest and fees on the debt owed to it by NB Inc. to the payment in full of principal, interest and fees on the Senior Secured Notes, provided that payments with respect to principal and interest can be made to International to the extent permitted in the indenture governing the Senior Secured Notes. RMI has agreed to be bound by these subordination arrangements with respect to the debt owed from NB Inc. to RMI.

     f) During the period April 1, 2003 to May 16, 2003, holders of 3,651,784 Series III preference shares, holders of 504,989 Series II preference shares and holders of 22,500 retractable common shares submitted retraction notices to the Company. As of May 20, 2003, the Company completed or announced that it was able to complete the retraction of 504,989 Series II preference shares for 232,293 shares of Hollinger International Class A common stock, 876,050 Series III preference shares for approximately $7.7 million in cash and 22,500 retractable common shares for cash of $124,000. This completed all retraction notices received up to and including April 30, 2003.

        On May 20, 2003, after careful deliberation, the Company concluded that it was not able to complete the retractions of shares submitted after April 30, 2003 without unduly impairing its liquidity. Since April 30, 2003 and up to and including June 19, 2003, the Company has received retraction notices from holders of 2,939,593 Series III preference shares, of which 1,281,239 retraction notices were subsequently withdrawn, leaving retraction notices from the holders of 1,658,354 Series III preference shares, for aggregate retraction proceeds of $15.8 million, which were unable to be completed at the current time. In addition, during the same time period, retraction notices were received from the holders of 357,958 Series II preference shares for aggregate retraction proceeds of 164,660 shares of Hollinger International Class A common stock or cash of $2.5 million, which were unable to be completed at the current time.

        The Company will periodically review its liquidity position to determine if and when further retractions can be completed. The Company will not complete the retractions or redemptions if to do so would unduly impair its liquidity. Retractions of Series II preferences shares and Series III preference shares will be processed on a combined basis in order determined by their retraction date (with equal ranking of the series) in advance of any retractable common shares that are submitted for retraction. Following the satisfaction of all pending retracted Series II preference shares and Series III preference shares, retractions of the retractable common shares will be processed in order determined by their retraction date. Accordingly, retractions of retractable common shares cannot be completed as long as there are pending and unsatisfied retractions of Series II preference shares and Series III preference shares.

     g) On May 11, 2003, 3815668 Canada Inc., a subsidiary of CanWest (the Issuer of the 12 1/8% Subordinated Debentures due 2010 received by the Company in partial consideration on sale of the Company's Canadian newspaper operations to CanWest in November 2000) redeemed $265.0 million principal amount of the 12 1/8% debentures, exclusive of interest accrued to the redemption date of $8.8 million. Of the total amount received, US$159.8 million has been delivered to the Participation Trust and the balance of US$27.6 million has been received by Hollinger International and Hollinger LP., a portion of which must be retained until November 4, 2010.

     h)  On May 19, 2003, a shareholder of Hollinger International filed a
         Schedule 13D with the U.S. Securities and Exchange Commission (the "SEC") and amongst other things, served a demand letter on the Board of Directors of Hollinger International (the "Board") requesting that the Board investigate and, if determined to be advisable, take corrective action in respect of

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

         payments made to senior executives of Hollinger International in respect of non-competition agreements, that had been disclosed in the financial statements. On June 11, 2003, the same shareholder filed an Amendment to the Schedule 13D with the SEC reiterating the earlier demands as well as requesting that the Board investigate and, if determined to be advisable, take corrective action in respect of i) an asset sale by Hollinger International to an entity affiliated with certain officers and directors of Hollinger International, and (ii) the payment of fees by Hollinger International pursuant to various affiliated management services agreements. On June 17, 2003, in response to these requests, the Board established a special committee to conduct an independent review and investigation of those allegations. The potential impact of filing and the demand letters, on the financial statements of Hollinger International and the Company, is not known at the current time.

     i) On May 22, 2003, Hollinger International and the Company announced that they had reached an agreement in principle, regarding a proposed transaction with Southeastern Asset Management Inc. ("Southeastern"). Under the proposed transaction, Southeastern would purchase from the Company between five to ten million shares (as determined by the Company) of Hollinger International Class A common stock at a purchase price of US$11.60 per share. The terms of the shares of Class B common stock of Hollinger International, which currently have ten votes per share and represent approximately 67% of the voting power of Hollinger International, would be amended to allocate 35% of the voting power of Hollinger International to the shares of Class B common stock for a period of 3 1/2 years. The voting power of the shares of Class B common stock would then be reduced to two votes per share for 18 months thereafter, after which time, the shares of Class B common stock would be converted on a share-for-share basis into shares of Class A common stock. Going forward, Ravelston management would be employed and paid directly by Hollinger International. An aggregate annual compensation level of US$20 million has received the support of Southeastern which would have the right to nominate three directors to the Board of Hollinger International.

        Completion of the transaction is subject to various conditions, including approval of the Board of Directors of Hollinger International and the Company, approval by the shareholders of Hollinger International and the execution of definitive agreements. If the requisite approvals are obtained, it is contemplated that the transaction would close on or before September 30, 2003.

        Since the proposed transaction is in its preliminary stages and has not yet been finalized, the Company has not yet determined the potential impact on its financial statements.

     j) In 2003, Hollinger International made a venture capital investment of US$2.5 million in a corporation in which a director of Hollinger International has a minority interest.

     k) Commencing April 3, 2003, Hollinger International began purchasing its own shares through the public market and holding the shares acquired as treasury stock. During the period April 3, 2003 to May 5, 2003, Hollinger International acquired 1,000,000 shares of its Class A common stock at an average price of U.S.$8.79 per share for total cash consideration of U.S.$8.8 million.

                                 HOLLINGER INC.

                SCHEDULE 1 -- CONDENSED UNCONSOLIDATED FINANCIAL
                           INFORMATION OF THE COMPANY

                   CONDENSED NON-CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31
                                                              ---------------------
                                                                2001        2002
                                                              ---------   ---------
                                                                (IN THOUSANDS OF
                                                                CANADIAN DOLLARS)
ASSETS
CURRENT ASSETS
Prepaid expenses and other assets...........................  $     978   $   1,751
Due from subsidiaries.......................................     22,620      26,616
                                                              ---------   ---------
                                                                 23,598      28,367
Equity investments in subsidiaries and affiliates...........    130,460     115,612
Other assets................................................      1,446       1,234
                                                              ---------   ---------
                                                              $ 155,504   $ 145,213
                                                              =========   =========
LIABILITIES
CURRENT LIABILITIES
Bank indebtedness...........................................  $ 129,475      90,810
Accounts payable and accrued expenses.......................      3,003       2,278
Retractable preference shares...............................         --     135,299
Deferred unrealized gain on retractable preference shares...         --      11,983
Due to subsidiaries (note 5)................................    107,174     210,085
Due to The Ravelston Corporation Limited....................     23,500      46,089
                                                              ---------   ---------
                                                                263,152     496,544
Retractable preference shares...............................    147,472          --
Deferred unrealized gain on retractable preference shares...      7,670          --
Future income taxes.........................................        680          --
                                                              ---------   ---------
                                                                418,974     496,544
                                                              ---------   ---------
SHAREHOLDERS' DEFICIENCY
Capital stock...............................................    271,774     273,759
Contributed surplus (note 2)................................     51,797      51,797
Deficit (note 3)............................................   (537,110)   (656,942)
                                                              ---------   ---------
                                                               (213,539)   (331,386)
Equity adjustment from foreign currency translation.........    (49,931)    (19,945)
                                                              ---------   ---------
                                                               (263,470)   (351,331)
                                                              ---------   ---------
                                                              $ 155,504   $ 145,213
                                                              =========   =========

See accompanying notes to condensed non-consolidated financial statements.

                                 HOLLINGER INC.

                SCHEDULE 1 -- CONDENSED UNCONSOLIDATED FINANCIAL
                   INFORMATION OF THE COMPANY -- (CONTINUED)

               CONDENSED NON-CONSOLIDATED STATEMENTS OF EARNINGS

                                                                   YEARS ENDED DECEMBER 31
                                                              ----------------------------------
                                                                2000         2001        2002
                                                              ---------   ----------   ---------
                                                              (IN THOUSANDS OF CANADIAN DOLLARS)
REVENUE
Interest income.............................................  $    183    $     388    $     26
                                                              --------    ---------    --------
EXPENSES
General and administrative expenses.........................     1,900        2,591       3,259
Amortization of deferred finance costs......................     1,177        1,963       2,560
Interest on exchangeable shares.............................    11,054        9,294       8,185
Interest on amounts due to The Ravelston Corporation
  Limited...................................................        --           --       2,045
Other interest..............................................    14,386       11,626       5,614
                                                              --------    ---------    --------
                                                                28,517       25,474      21,663
                                                              --------    ---------    --------
Net earnings (loss) in equity accounted companies...........   185,740     (165,899)    (66,773)
                                                              --------    ---------    --------
Net foreign currency gains (losses).........................        74          (16)         15
                                                              --------    ---------    --------
Earnings (loss) before the undernoted.......................   157,480     (191,001)    (88,395)
Unusual gains (losses), net (note 4)........................    32,969       54,670        (293)
Income tax recovery (expense)...............................    (1,076)       4,433          48
                                                              --------    ---------    --------
Net earnings (loss).........................................  $189,373    $(131,898)   $(88,640)
                                                              ========    =========    ========

See accompanying notes to condensed non-consolidated financial statements.

                                 HOLLINGER INC.

                SCHEDULE 1 -- CONDENSED UNCONSOLIDATED FINANCIAL
                   INFORMATION OF THE COMPANY -- (CONTINUED)

              CONDENSED NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEARS ENDED DECEMBER 31
                                                              ----------------------------------
                                                                2000         2001        2002
                                                              ---------   ----------   ---------
                                                              (IN THOUSANDS OF CANADIAN DOLLARS)
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net earnings (loss).........................................  $189,373    $(131,898)   $(88,640)
Unusual gains (losses), net.................................   (32,969)     (54,670)        293
Other income (costs)........................................     1,444       (1,964)        212
                                                              --------    ---------    --------
                                                               157,848     (188,532)    (88,135)
Items not involving cash:
Amortization of deferred finance costs......................     1,177        1,963       2,560
Net (earnings) loss in equity accounted companies, net of
  amounts received..........................................   (96,193)     245,738      74,472
Change in non-cash operating working capital................      (343)      23,144      (1,499)
Other.......................................................     1,677           --          --
Future income taxes.........................................        --       (5,239)       (680)
                                                              --------    ---------    --------
                                                                64,166       77,074     (13,282)
FINANCING ACTIVITIES
Redemption and cancellation of capital stock................      (700)        (273)     (1,064)
Redemption and cancellation of exchangeable shares..........    (5,133)        (317)       (277)
Increase (decrease) in short-term borrowings................     4,039      (32,525)    (38,665)
Increase in amount due to Ravelston.........................     2,267       21,233      22,589
Change in amounts due to subsidiaries.......................    12,728      (63,713)     49,203
Dividends paid on retractable common shares.................   (22,177)     (20,216)    (16,031)
Redemption of HCPH special shares...........................   (54,482)          --          --
Other.......................................................        --           --      (2,473)
                                                              --------    ---------    --------
                                                               (63,458)     (95,811)     13,282
INVESTING ACTIVITIES
Proceeds on disposal of investments.........................        --       19,892          --
Additions to investments....................................        --       (1,155)         --
Increase in other assets....................................      (708)          --          --
                                                              --------    ---------    --------
                                                                  (708)      18,737          --
                                                              --------    ---------    --------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $     --    $      --    $     --
                                                              ========    =========    ========
SUPPLEMENTAL DISCLOSURE
  Dividends received from subsidiaries......................  $ 89,547    $  79,839    $  7,699
                                                              ========    =========    ========

See accompanying notes to condensed non-consolidated financial statements.

            NOTES TO CONDENSED NON-CONSOLIDATED FINANCIAL STATEMENTS

                SCHEDULE 1 -- CONDENSED UNCONSOLIDATED FINANCIAL
                           INFORMATION OF THE COMPANY
                  YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

1.  BASIS OF PRESENTATION:

     The accompanying condensed non-consolidated financial statements include the accounts of Hollinger Inc. and, on an equity basis, its subsidiaries and affiliates. These financial statements should be read in conjunction with the consolidated financial statements of the Company.

     The Company is a holding company and its assets consist primarily of investments in its wholly owned subsidiaries, including Hollinger International and Publishing. As a result, the Company's ability to meet its future financial obligations, including the retraction and redemption of shares, is dependent upon the availability of cash flows from its United States and foreign subsidiaries through dividends, intercompany advances, management fees and other payments, as well as on the ongoing support of RMI. This is fully described in note 1 to the Company's consolidated financial statements. As further described in note 9 to the Company's consolidated financial statements, Publishing and its principal United States and foreign subsidiaries are subject to statutory restrictions and restrictions in debt agreements that limit their ability, among other things, to incur indebtedness, pay dividends or make other distributions on its capital stock, enter into transactions with related companies, and sell assets, including stock of a restricted subsidiary. As a result, substantially all of the net assets of the Company's subsidiaries are restricted.

     As further described in note 9 to the Company's consolidated financial statements, on December 23, 2002, Publishing issued senior unsecured notes and certain of Publishing's subsidiaries entered into a Senior Credit Facility. These debt agreements also restrict Publishing's ability and the ability of Publishing's restricted subsidiaries, to, among other things, incur additional debt, make advances, pay dividends or distributions on, redeem or repurchase capital stock, make investments, enter into transactions with affiliates, issue stock of restricted subsidiaries, engage in unrelated lines of business, create liens to secure debt; and transfer or sell assets or merge with or into other companies.

2.  CONTRIBUTED SURPLUS:

     During 2000 and 2001, the Company sold certain of its investments in its wholly-owned subsidiaries to other wholly-owned subsidiaries, for cash, promissory notes and share consideration. The excess of or shortfall in the cash and promissory notes received over the historical carrying value of the Company's investment in the wholly-owned subsidiaries sold has been reflected as contributed surplus.

3.  DEFICIT:

     As described in note 1 "Significant Accounting Policies -- Goodwill and Other Intangible Assets" to the Company's consolidated financial statements, on adoption of new accounting standards, Hollinger International has determined that the carrying amount of the Jerusalem Post was in excess of the estimated fair value at January 1, 2002. The impairment write down of goodwill, net of related minority interest has been charged to opening deficit as at January 1, 2002.

4.  UNUSUAL GAINS (LOSSES), NET:

     In 2000 and 2001, unusual gains (losses), net are principally comprised of the dilution gain arising on the sale of shares of Hollinger International and gains resulting from the delivery of shares of Hollinger International on the exchange of Series II preference shares.

5.  DUE TO SUBSIDIARIES:

     The amount due to subsidiaries includes $198,311,000 at December 31, 2002 ($96,195,000 at December 31, 2001) to 504468 N.B. Inc., which results from advances made to the Company from the

                                                                      SCHEDULE I

                                 HOLLINGER INC.

      NOTES TO CONDENSED NON-CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

                SCHEDULE 1 -- CONDENSED UNCONSOLIDATED FINANCIAL
                   INFORMATION OF THE COMPANY -- (CONTINUED)

proceeds from sales of shares of Hollinger International Class A common stock and from dividends received by 504468 N.B. Inc. on its shares of Hollinger International common stock. 504468 N.B. Inc. will declare a dividend to settle the amount receivable from the Company and declare regular dividends in the future to settle future funds advanced to the Company.

ITEM 19.      EXHIBITS

EXHIBIT NUMBER          DESCRIPTION OF EXHIBIT
1.1a                    Certificate of Amalgamation and Articles of Amalgamation amalgamating Argcen Holdings
                        Inc., Hollinger Argus Limited and Labmin Resources Limited, dated September 17, 1985
1.1b                    Amalgamation Agreement between Argcen Holdings Inc., Hollinger Argus Limited and Labmin
                        Resources Limited, dated August 23, 1985
1.1c                    Certificate of Amendment and Articles of Amendment, dated June 14, 1989
1.1d                    Certificate of Amendment and Articles of Amendment, dated May 30, 1996
1.1e                    Certificate of Amendment and Articles of Amendment, dated September 11, 1997
1.1f                    Certificate of Amendment and Articles of Amendment, dated November 7, 1997
1.1g                    Certificate of Amendment and Articles of Amendment, dated June 3, 1998
1.1h                    Certificate of Amendment and Articles of Amendment, dated April 28, 1999
1.1i                    Certificate of Amendment and Articles of Amendment, dated April 22, 2003
1.2a                    By-Law Number A24, dated March 14, 1984
1.2b                    By-Law Number A25, dated June 28, 1984
1.2c                    By-Law Number A26, dated February 27, 2002
4.1                     Trust Indenture, dated as of March 10, 2003, among Hollinger Inc., Ravelston Management
                        Inc., 504468 N.B. Inc. and Wachovia Trust Company, National Association, Ravelston
                        Corporation Limited and Sugra Limited
4.2                     Registration Rights Agreement, dated as of March 5, 2003 among Hollinger Inc., Ravelston
                        Management Inc., 504468 N.B. Inc., and Wachovia Securities, Inc.
4.3                     Form of Note
8.1                     List of Subsidiaries - see Item 4f. - "Organizational Structure"
99.1                    Certification of Chief Executive Officer
99.2                    Certification of Chief Financial Officer

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        HOLLINGER INC. (Registrant)

                                        By: /s/ Conrad M. Black
                                            ------------------------------------
                                            Lord Black of Crossharbour, PC(C),
                                            OC, KCSG
                                            Chairman and Chief Executive Officer

CERTIFICATION

I, The Lord Black of Crossharbour PC(C), OC, KCSG, certify that:

1.       I have reviewed this annual report on Form 20-F of Hollinger Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25, 2003
/s/ Conrad M. Black
-----------------------
The Lord Black of Crossharbour PC(C), OC, KCSG
Chairman and Chief Executive Officer

CERTIFICATION

I, Frederick A. Creasey,
certify that:

1.       I have reviewed this annual report on Form 20-F of Hollinger Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 25, 2003
/s/ Frederick A. Creasey
-----------------------
Frederick A. Creasey
Vice President and Chief Financial Officer
Hollinger Inc.