Form 20-F/A
period 2002-12-31
HOLLINGER INC
filed 2003-09-17
CIK 911707

================================================================================

   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 17, 2003

                                  ------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                   FORM 20-F/A
                                (AMENDMENT NO. 1)

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                         Commission File Number: 0-22346

                                  ------------

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

                   Yes   X             No
                       -----              -----

Indicate by check mark which financial statement item the Registrant has elected to follow:

                   Item 17             Item 18   X
                           -----               -----


                                  ------------


                         INDEX TO EXHIBITS ON PAGE _____

================================================================================

                              Page 1 of       Pages
                                        -----

TABLE OF CONTENTS

EXPLANATORY NOTE.............................................................  2
ITEM 3.        KEY INFORMATION...............................................  5
ITEM 4.        INFORMATION ON THE COMPANY.................................... 16
ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS.................. 29
ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS............. 57
ITEM 18.       FINANCIAL STATEMENTS..........................................F-1
ITEM 19.       EXHIBITS...................................................... 64
SIGNATURES................................................................... 65

                                EXPLANATORY NOTE

This report is being filed to amend and restate "Item 3A. Selected Financial Data", "Item 3D. Risk Factors", "Item 4D. Business Strategy", "Item 4G. Property, Plants and Equipment", "Item 5A. Operating Results", "Item 5B. Liquidity and Capital Resources", "Item 7A. Major Shareholders", "Item 7B. Related Party Transactions", "Item 18. Financial Statements" and "Item 19. Exhibits" contained in our annual report on Form 20-F for the year ended December 31, 2002 originally filed with the Securities and Exchange Commission on June 27, 2003.

Item 3A Selected Financial Data

As described below under "Item 18 Consolidated Balance Sheets", Selected Financial Data was amended to conform with the presentation of amounts due to related parties and amounts due from related parties in the Company's consolidated balance sheet. As a result, for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, the total assets increased by $275,000 to $5,704,776,000 by $175,000 to $5,650,609,000, by $1,185,000 to $4,671,372,000,
by $26,874,000 and $23,640,000 to $3,656,116,000 and $3,639,861,000,
respectively.

In addition, footnote 2 to the Selected Financial Data table was amended to disclose the impact on the Company's reported Canadian Generally Accepted Accounting Principles ("GAAP") consolidated statement of earnings for the years ended December 31, 1998, 1999, 2000 and 2001 and the United States GAAP consolidated statement of earnings for the years ended December 31, 2000 and 2001 in respect of goodwill and intangible assets not being amortized.

The Company amended the Selected Financial data to include footnote 5 to "Diluted earnings (loss) per share". Effective January 1, 2001, the Company adopted, retroactively, with restatement, the recommendations of the CICA
Section 3500, with respect to earnings per share. As a result, the diluted earnings (loss) per share were increased from $3.01 per share to $3.09 per share in 1998, from $3.83 per share to $4.39 per share in 1999 and $4.48 per share to $5.05 per share in 2000.

As described below under "Item 18. Note 26 Schedule of Reconciliation to United States Generally Accepted Accounting Principles (GAAP)", retractable common shares under U.S. GAAP were retroactively reclassified outside of shareholders' deficiency for the year ended December 31, 2001 and 2002. Therefore, footnote 9 to "Capital Stock" was included in Selected Financial Data.

Item 3D Risk Factors

The Company amended Risk Factors to reflect the change in subsequent events as reported below under "Item 18 Note 29 Subsequent Events".

Items 4D and 4G of this Form 20-F/A for the year ended December 31, 2002 have been revised.

The Company has amended this Form 20-F/A to disclosure International's 100% ownership in the downtown Chicago facilities described therein.

Item 5A Operating Results

The Company amended under "Overview - Hollinger Inc." the change in subsequent events as reported below under "Item 18 Note 29 Subsequent Events".

In addition, the "Outlook for International" was updated to reflect the current outlook as disclosed in the Company's interim consolidated financial statements for the six month period ended June 30, 2003.

Under "The Company's Significant Transactions", an amendment was made to reflect the change in subsequent events as reported below under "Item 18 Note 29 Subsequent Events".

As described below under "Item 18. Note 26 Schedule of Reconciliation to United States Generally Accepted Accounting Principles (GAAP)", the presentation of retractable common shares under U.S. GAAP differs from Canadian GAAP and therefore, the difference was included under "Canadian and United States Accounting Policy Differences".

Item 5B of this Form 20-F/A for the year ended December 31, 2002 has been revised.

Item 7 of this Form 20-F/A for the year ended December 31, 2002 has been revised.

Item 18 of this Form 20-F/A for the year ended December 31, 2002 has been revised for the following note disclosures:

Consolidated Balance Sheets

In the consolidated balance sheet as at June 30, 2003, the Company reclassified amounts due from related parties which were previously netted against amounts due to related parties. As a result, the consolidated balance sheets as at December 31, 2001 and December 31, 2002 were reclassified to conform with the current presentation of amounts due from related parties and amounts due to related parties.

The net impact of the reclassification as at December 31, 2001 was to increase amounts due from related parties, total assets, amounts due to related parties and total liabilities and shareholders' deficiency by $26,874,000 to $26,874,000, $3,656,116,000, $72,793,000 and $3,656,116,000 respectively. As at
December 31, 2002, the net impact of the reclassification was to increase amounts due from related parties, total assets, amounts due to related parties and total liabilities and shareholders' deficiency by $23,640,000 to $23,640,000, $3,639,861,000, $103,295,000 and $3,639,861,000 respectively.

23. Related Party Transactions

In note 23d), the terms of the amount owing from Hollinger Canadian Publishing Holdings Co. ("HCPH Co.") to Ravelston Management Inc. ("RMI") were amended to appropriately reflect the interest rate and repayment terms. The amount owing to RMI by HCPH Co. is due on demand, is unsecured and is stated to bear interest at an annual rate of bankers' acceptance rate plus 4%.

26. Schedule of Reconciliation to United States Generally Accepted Accounting Principles (GAAP)

In 2001 and 2002, the Company originally presented its retractable common shares as part of shareholders' deficiency. Under U.S. GAAP the retractable common shares do not qualify as permanent equity due to the retractable features being effective at the option of the holder. As a result, the retractable common shares are required to be reclassified outside of shareholders' deficiency.

In addition, under U.S. GAAP loans receivable from employees relating to share purchases were originally presented in the consolidated balance sheet as a deduction from capital stock. As a result of the presentation of retractable common shares outside of shareholders' deficiency for U.S. GAAP purposes, the loans receivable from employees relating to share purchases are no longer required to be deducted from capital stock.

The Company has retroactively restated its U.S. GAAP shareholders' deficiency in respect of these changes in presentation, the net impact of which was to increase the shareholders' deficiency in 2001 by $265,931,000 to $569,558,000.

Accordingly, notes 26m) and 26v) have been amended to reflect the changes in the presentation of capital stock and loans receivable from employees relating to share purchases as required under U.S. GAAP.

29. Subsequent Events

The Company had previously disclosed in note 29e), that effective April 30, 2003, US$15.7 million principal amount of subordinated debt owing to Hollinger International by NB Inc. was transferred by Hollinger International to HCPH Co., a subsidiary of Hollinger International, and subsequently transferred to RMI by HCPH Co. in satisfaction of loan due from HCPH Co. to RMI (note 23d)). Hollinger International and the Company previously reported that the committee of independent directors of International had agreed to the US$15.7 million offset to the remaining US$20.4 million of debt against amounts owed by International to RMI, and further stated that the offset was effected April 30, 2003.

Although management of International and the Company believed final approval had been given to the offset by the committee of independent directors of International, the committee has advised that final approval of any offset remains subject to appropriate due diligence and receipt of a further independent fairness opinion. The due diligence process has not yet been concluded and accordingly, the offset has not been completed as at August 25, 2003.

As a result, the Auditors' Report date has been double dated in respect of the update to note 29e) as of August 25, 2003.

In addition, Item 19 of this Form 20-F/A for the year ended December 31, 2002 has been revised to include certain currently dated certifications of our principal executive officer and principal financial officer.

This Form 20-F/A continues to speak as of the date of the original filing and does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F filed on June 27, 2003 or reflect any events that have occurred after such Form 20-F was filed, other than as required to reflect the amendments described above and set forth below. All information contained in this Form 20-F/A is subject to updating and supplementing as provided in our reports filed with the Securities and Exchange Commission subsequent to the date of the original filing of our annual report on Form 20-F on June 27, 2003.

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

                                                                 YEAR ENDED DECEMBER 31,
                                    ----------------------------------------------------------------------------
                                        1998            1999            2000            2001            2002
                                    -----------     -----------     -----------     -----------     ------------
                                                    (ALL AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS)
OPERATING DATA:
  Canadian GAAP:
  Revenue
  Sales.........................    $  3,319,188    $  3,241,319    $  3,158,280    $  1,822,060    $  1,628,198
   Investment and other income..          22,464          18,953          28,146          97,282          29,729
                                    ------------    ------------    ------------    ------------    ------------
                                       3,341,652       3,260,272       3,186,426       1,919,342       1,657,927
                                    ------------    ------------    ------------    ------------    ------------
  Expenses
  Cost of sales and expenses(1).       2,620,177       2,647,465       2,586,183       1,730,108        1453,894
   Depreciation and
    amortization(2).............         209,498         228,802         219,932         144,716          88,193
   Interest expense(3)..........         233,878         258,231         274,331         177,926         121,747
                                    ------------    ------------    ------------    ------------    ------------
                                       3,063,553       3,134,498       3,080,446       2,052,750       1,663,834
                                    ------------    ------------    ------------    ------------    ------------
  Net earnings (loss) in equity
   accounted companies..........            (616)          1,211         (14,115)        (18,571)         (1,233)
                                    ------------    ------------    ------------    ------------    ------------
  Net foreign currency gains
   (losses).....................          (2,230)          3,911         (12,288)         (7,470)        (19,741)
                                    ------------    ------------    ------------    ------------    ------------

  Earnings (loss) before the
   undernoted...................         275,253         130,896          79,577        (159,449)        (26,881)
   Unusual items................         404,519         413,397         700,945        (295,434)        (62,630)
   Income tax recovery
    (expense)(4)................        (300,929)       (207,263)       (260,091)         89,477        (124,025)
   Minority interest recovery
    (expense)...................        (267,358)       (182,215)       (331,058)        233,508         124,896
                                    ------------    ------------    ------------    ------------    ------------
  Net earnings (loss)...........    $    111,485    $    154,815    $    189,373    $   (131,898)   $    (88,640)
                                    ============    ============    ============    ============    ============
 Dividends per retractable common
  share(5)                          $       0.60    $       0.60    $       0.60           $0.60    $       0.60
 Basic net earnings (loss) per
  share                             $       3.35    $       4.43    $       5.11    $      (3.91)   $      (2.76)
 Diluted net earnings (loss) per
  share(6)                          $       3.09    $       4.39    $       5.05    $      (4.17)   $      (2.79)
 US GAAP:
  Revenue(7)....................                                    $  3,109,670    $  1,774,255    $  1,579,663
  Net earnings (loss)...........                                    $     86,281    $    (82,047)   $    (83,760)
  Basic earnings (loss) before
   cumulative effect of change in
   accounting principles, per
   share                                                            $       1.52    $      (2.33)   $      (2.32)
  Basic net earnings (loss) per
   share                                                            $       1.52    $      (2.33)   $      (2.70)
  Diluted earnings (loss) before
   cumulative effect of change in
   accounting principles, per
   share                                                            $       1.42    $      (2.62)   $      (2.35)
  Diluted net earnings (loss) per
   share                                                            $       1.42    $      (2.62)   $      (2.73)
BALANCE SHEET DATA (AT PERIOD
 END):
 Canadian GAAP:
  Total assets..................    $  5,704,776    $  5,650,609    $  4,671,372    $  3,656,116    $  3,639,861
  Bank indebtedness.............    $    232,128    $    307,961    $    312,000    $    129,475    $     90,810
  Long-term debt, including
   current portion(8)...........    $  2,412,749    $  2,465,416    $  1,276,920    $  1,351,626    $  1,789,321
Capital stock(9)................    $    240,434    $    315,229    $    308,263    $    271,774    $    273,759
Net assets......................    $    (67,168)   $    138,888    $    (68,431)   $   (263,470)   $   (351,331)
Weighted average number of
common shares outstanding
during the period (thousands)...          33,152          34,971          37,041          33,740          32,064

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

     This change in accounting policy cannot be applied retroactively and the amounts presented for prior periods have not been restated for this change. If this change in accounting policy were applied to the reported Canadian GAAP consolidated statement of earnings for the years ended December 31, 1998, 1999, 2000 and 2001 and the U.S. GAAP consolidated statement of earnings for the years ended December 31, 2000 and 2001, the impact of the change, in respect of goodwill and intangible assets not being amortized, would be as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------------------
                                                        1998          1999          2000           2001
                                                     -----------   -----------   -----------   ------------
                                                     (ALL AMOUNTS THOUSANDS OF CANADIAN DOLLARS EXCEPT PER
                                                                         SHARE AMOUNTS)
     Canadian GAAP
     Net earnings (loss), as reported..............   $111,485      $154,815      $189,373      $(131,898)
     Add goodwill and intangible asset amortization
       net of income taxes and minority interest...     31,113        36,829        31,384         16,978
                                                      --------      --------      --------      ---------
     Adjusted net earnings (loss)..................   $142,598      $191,644      $220,757      $(114,920)
                                                      ========      ========      ========      =========
     Basic earnings (loss) per share -- as
       reported....................................   $   3.35      $   4.43      $   5.11      $   (3.91)
     Basic adjusted earnings (loss) per share......   $   4.29      $   5.48      $   5.97      $   (3.41)
     Diluted earnings (loss) per share -- as
       reported(6).................................   $   3.09      $   4.39      $   5.05      $   (4.17)
     Diluted adjusted earnings (loss) per share....   $   3.99      $   5.36      $   5.90      $   (3.64)

                                                                    YEAR ENDED DECEMBER 31,
                                                                    ------------------------
                                                                       2000         2001
                                                                    ----------   -----------
     U.S. GAAP
     Net earnings (loss), as reported............................    $ 86,281     $ (82,047)
     Add goodwill and intangible asset amortization net of income
       taxes and minority interest...............................      38,668        17,548
                                                                     --------     ---------
     Adjusted net earnings (loss)................................    $124,949     $ (64,499)
                                                                     ========     =========
     Basic earnings (loss) per share -- as reported..............    $   1.52     $   (2.33)
     Basic adjusted earnings (loss) per share....................    $   2.56     $   (1.81)
     Diluted earnings (loss) per share -- as reported............    $   1.42     $   (2.62)
     Diluted adjusted earnings (loss) per share..................    $   2.46     $   (2.10)

     Adjusted net earnings (loss), noted above, in respect of both US and Canadian GAAP, reflects only the reduction in amortization expense of intangibles now classified as goodwill and does not give effect to the impact that this change in accounting policy would have had on the gains and losses resulting from the disposal of operations during 1998, 1999, 2000 and 2001, nor the expensing of the costs previously capitalized under Canadian GAAP to increase long-term readership in 1998, 1999, 2000 and 2001.

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

(5) Effective January 1, 2001, the Company adopted, retroactively with restatement, the recommendations of the CICA Section 3500 with respect to earnings per share. Under the revised standard, the treasury stock method is used instead of the imputed earnings approach for determining the dilutive effect of options, issued warrants or other similar instruments.

     The change in the method of calculation of earnings per share did not impact the previously reported basic earnings per share for 1998, 1999 and 2000. Diluted earnings per share for 1998 were increased from $3.01 per share to $3.09 per share, for 1999 were increased from $3.83 per share to $4.39 per share and for 2000 were increased from $4.48 per share to $5.05 per share.

(6) Dividends include stock dividends. Based on the average foreign exchange rate for the period, the US dollar equivalent of the dividends per retractable common share is US$0.40, US$0.40, US$0.40, US$0.39 and US$0.38 for the years ended December 31, 1998, 1999, 2000, 2001 and 2002.

(7) Under Canadian GAAP, the Company is required to proportionately consolidate its 50% interest in its joint ventures, resulting in higher revenues under Canadian GAAP than under US GAAP.

(8) Long-term debt including current portion, excludes retractable preference shares.

(9) For Canadian GAAP, common shares which are retractable at the option of the holder are included in shareholders' deficiency, whereas, under U.S. GAAP, the retractable common shares would be excluded from shareholders' deficiency.

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

RISKS RELATED TO THE COMPANY'S CASH FLOWS AND CAPITAL STRUCTURE

THE COMPANY DEPENDS ON THE FINANCIAL SUPPORT OF RMI TO SATISFY CERTAIN OF ITS OBLIGATIONS.

On a non-consolidated basis, the Company has experienced a shortfall between the dividends and fees received from its subsidiaries and its operating costs, including interest and dividends on its preference shares, and such shortfalls are expected to continue in the future. Accordingly, the Company is dependent upon the continuing financial support of RMI to fund such shortfalls and, therefore, pay its liabilities as they fall due. Prior to March 10, 2003 such shortfalls were funded by Ravelston and RMI on an informal basis. On March 10, 2003, concurrent with the issue by the Company of US$120.0 million Senior Secured Notes due 2011, RMI entered into a Support Agreement with the Company. Under the agreement, RMI has agreed to make annual support payments in cash to the Company on a periodic basis by way of contributions to the capital of the Company (without the issuance of additional shares of the Company) or subordinated debt. The annual support payments will be equal to the greater of
(a) the Company's negative net cash flow (as defined) for the relevant period (which does not extend to outlays for retractions or redemptions), determined on a non-consolidated basis, and (b) US$14.0 million per year (less any payments of management services fees by International directly to the Company or NB Inc. and any excess in the net dividend amount that the Company and NB Inc. receive from International over US$4.65 million per year), in either case reduced by any permanent repayment of debt owing by Ravelston to the Company. Pursuant to this arrangement, RMI has made payments to the Company in respect of the period from March 10 to June 30, 2003 in the amount of US$6.2 million. Under the terms of the Senior Secured Notes if in any quarterly period after April 1, 2003, the Company fails to receive in cash, a minimum aggregate amount of at least US $4.7 million from a) payments made by RMI pursuant to the Support Agreement and b) dividends paid by International on its shares held by the Company and NB Inc., the Company would be in default under its Senior Secured Notes and they could become due and payable immediately.

RMI DEPENDS ON CONTINUING TO RECEIVE SUFFICIENT FEES FROM INTERNATIONAL PURSUANT TO THE SERVICES AGREEMENTS TO CONTINUE TO PROVIDE THE REQUIRED FINANCIAL SUPPORT TO THE COMPANY UNDER THE SUPPORT AGREEMENT.

RMI currently derives all of its income and operating cash flow from the fees paid pursuant to Services Agreements with International and its subsidiaries. RMI's ability to provide the required financial support under the Support Agreement with the Company is substantially dependent on RMI continuing to receive sufficient fees pursuant to those Services Agreements. The Services Agreements may be terminated by either party by giving 180 days notice. The fees in respect of the Services Agreements are negotiated annually with and approved by the audit committee of International. The fees to be paid to RMI for the year ending December 31, 2003 amount to approximately US $22.0 million to US $24.0 million and were approved in February 2003. The fees in respect of the periods after December 31, 2003 have not yet been negotiated or approved.

As described more fully in note 12 to the June 30, 2003 unaudited interim consolidated financial statements, a shareholder of International has requested that the Board of International investigate and, if determined to be advisable, take corrective action in respect of certain matters, including the payment of fees by International pursuant to management services agreements with RMI. Although the Board of International has established a special committee of the Board of Directors to conduct an independent review and investigation of the matters, the timing and outcome of the process and the impact on the Company and RMI is uncertain at this time.

Based on the Company's current investment in International and the current quarterly dividend paid by International of US$0.05 per share: (i) the minimum support payment required to be made by RMI to avoid a default under the terms of the Senior Secured Notes is approximately US$14.0 million annually and (ii) the Company estimates the support payment required by RMI to fund its negative net cash flow will approximate US$20.0 million for the twelve months ending June 30, 2004. This amount assumes payment by the Company of preference share dividends of approximately US$5.0 million which have yet to be considered by the Board of Directors and which depend on the Company having the ability under corporate law to pay such dividends. The Company's ongoing liquidity, on a non-consolidated basis, continues to depend to a large degree on support payments from RMI which in turn depends on fees received pursuant to its services agreements with International. If the Company does not receive support payments of a least US$15.0 million for the twelve months ending June 30, 2004, based on the above assumptions, then it will be required to dispose of assets or seek financing in order to meet its non-consolidated obligations as they fall due.

The Company is contemplating a variety of initiatives to address the potential matters referred to above, however at this time there can be no certainty that such initiatives will be completed.

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

D. BUSINESS STRATEGY

    The Company's revenue, on a consolidated basis, is dependent upon the financial performance of the underlying assets, principally the assets of International. Through our influence of International's strategic direction and management, we intend to pursue the following strategies:

    Pursue Revenue Growth by Leveraging International's Significant Market Position. International will continue to leverage its significant position in daily readership in the attractive Chicago and U.K. markets in order to drive revenue growth. For the Chicago Group, International will continue to build revenues by taking advantage of the extensive cluster of its combined Chicago Group publications, which allows International to offer local advertisers geographically and demographically targeted advertising solutions and national advertisers an efficient one-stop vehicle to reach the entire Chicago market. For the U.K. Newspaper Group, International will continue to focus on retaining The Daily Telegraph's national circulation dominance and increasing circulation of The Sunday Telegraph, introduce new sections to the newspaper in order to help advertisers target specific reader demographics, and periodically implement cover price increases. In addition, International believes that The Daily Telegraph's successful prepaid subscription program will continue to enhance revenue opportunities.

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

     In implementing these strategies there are certain risks that could cause actual results to differ from our expectations, including the impact of strategies of our competitors, the ability to compete in specific markets for products and services, the impact of industry consolidation among key suppliers or customers, the ability to continue to obtain improved efficiencies and lower overall production costs, increased newsprint costs, the ability to avoid significant increases in labor costs or a significant deterioration in labor relations and the impact of electronic commerce and the increased use of alternative non-print media such as the Internet.

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

    The Chicago Sun-Times conducts its editorial, pre-press, marketing, sales and administrative activities in a 535,000 square foot, seven-story building in downtown Chicago, which is owned by International. International has completed the full conversion of its Chicago Sun-Times production operations to a new 320,000 square foot state-of-the-art printing facility, at a total construction cost of approximately US$115 million. It is intended that new facilities will be identified to house the

Chicago Sun-Times non-production activities and the downtown Chicago building will be redeveloped. Agreement has been reached for a joint development of the downtown Chicago building under which, if it proceeds, the Chicago Group will receive the first US$75 million of consideration and will share in future profits. There can be no assurance that this joint development will proceed.

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

     As described more fully below in"Hollinger International Inc. -- Recent Developments", a shareholder of International has requested that the Board investigate and, if determined to be advisable, take corrective action in respect of certain matters, including the payment of fees by International pursuant to management services agreements with RMI. Although the Board of International has established a special committee of the Board of Directors to conduct an independent review and investigation of the matters, the timing and outcome of the process and the impact on the Company and RMI is uncertain at this time. Under the terms of the Senior Secured Notes, if in any quarterly period after April 1, 2003, the Company fails to receive in cash a minimum aggregate amount of at least US$4.7 million from a) payments made by RMI pursuant to the support agreement and b) dividends paid by International on its shares held by the Company and NBI, the Company would be in default under its Senior Secured Notes and they could become due and payable immediately.

     Based on the Company's current investment in International and the current quarterly dividend paid by International of US$0.05 per share: (i) the minimum support payment required to be made by RMI to avoid a default under the terms of the Senior Secured Notes is approximately US$14.0 million annually and (ii) the Company estimates the support payment required by RMI to fund its negative net cash flow will approximate US$20.0 million for the twelve months ending June 30, 2004. This amount assumes payment by the Company of preference share dividends of approximately US$5.0 million which have yet to be considered by the Board of Directors and which depend on the Company having the ability under corporate law to pay such dividends. The Company's ongoing liquidity on a non-consolidated basis continues to depend to a large degree on support payments from RMI which in turn depends on fees received pursuant to its services agreements with International. If the Company does not receive support payments of at least US$15.0 million for the twelve months ending June 30, 2004, based on the above assumptions, then it will be required to dispose of assets of seek financing in order to meet its non-consolidated obligations as they fall due.

     The Company is contemplating a variety of initiatives to address the potential matters referred to above, however at this time there can be no certainty that such initiatives will be completed.

     On May 22, 2003, International and the Company announced that they had reached an agreement in principle whereby the Company would sell some of its holding of International's Class A shares to Southeastern Asset Management Inc. ("Southeastern"), and would seek certain phased changes in voting rights of International's Class B shares over five years. There were also, prior and subsequent to May 22, 2003, tentative agreements on the optimal scale of management fees, Southeastern nominations to International's Board of Directors, and on certain other matters, including possible consideration to the Company for varying the super-voting rights that attach to International's Class B shares. These discussions have evolved substantially but in a manner generally consistent with what was announced May 22, 2003. As a result of publicity accorded these discussions and International's affairs generally, other entities have initiated conversations on matters related to the subjects of the Southeastern discussions. All of these conversations are in progress, but it is impossible at this time to foretell whether they will reach an executable agreement, or what the nature of such an agreement might be.

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



Recent Developments -- Hollinger International Inc.

On May 19, 2003, a shareholder of International filed a Schedule 13D with the SEC and, amongst other things, served a demand letter on the Board of International requesting that the Board investigate and, if determined to be advisable, take corrective action in respect of payments made to senior executives of International and to RCL in respect of non-competition agreements as previously disclosed in International's and the Company's financial statements. On June 11, 2003, the same shareholder filed an Amendment to the
Schedule 13D with the SEC reiterating the earlier demands as well as requesting that the Board investigate and, if determined to be advisable, take corrective action in respect of (i) an asset sale by International to an entity affiliated with certain officers and directors of International, and (ii) the payment of fees by International pursuant to various affiliated management services agreements including fees paid to RMI. On June 17, 2003, in response to these requests, the Board established a special committee to conduct an independent review and investigation of those concerns. The special committee's review and investigation are continuing. The timing and outcome of this process is uncertain. The potential impact of the demand letters and special committee process on the financial statements of International and the Company and on RCL and RMI can not now be precisely calculated but the costs of the process are estimated at between US$6.0 million and US$8.0 million of increased expenses in the current year. Increased expenses related to higher director and officer insurance premiums, legal costs and other costs incurred in connection with the special committee's review and investigation will be reflected in the third and subsequent quarters.

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

     All of the Company's significant operations are owned through the investment in International. International has recently issued guidance in respect of its operating income for the year ending December 31, 2003. International's operating income is expected to be affected by non-recurring items, particularly the costs associated with the review now being conducted by the special committee of the Board of Directors of International and undertaken in response to the concerns of a shareholder of International. A thorough and independent inquiry into the matters raised leading up to the announcement of the formation of the special committee on June 17, 2003, will produce higher legal costs and insurance premiums than could have been foreseen when International's original forecast was made. The present impact on 2003 of these costs is in the range of US$6.0 million to US$8.0 million. The new forecast also reflects continued softness in the U.K. newspaper advertising market, which has persisted longer than was generally expected. Please refer to the form 10-Q filed by International with the SEC on August 18, 2003.

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

     Effective April 30, 2003, US$15.7 million principal amount of subordinated debt owing to Hollinger International by NB Inc. was transferred by Hollinger International to HCPH Co., a subsidiary of Hollinger International, and subsequently transferred to RMI by HCPH Co. in satisfaction of a loan due from HCPH Co. to RMI (note 23d)). International and the Company previously reported that the committee of independent directors of International had agreed to the US$15.7 million offset to the remaining US$20.4 million of debt against amounts owed by International to RMI, and further stated that the offset was effected April 30, 2003. Although management of International and the Company believed final approval had been given to the offset by the committee of independent directors of International, the committee has advised that final approval of any offset remains subject to appropriate due diligence and receipt of a further independent fairness opinion. The due diligence process has not yet been concluded and accordingly, the offset has not been completed as at August 25, 2003. The debt owing by NB Inc. to Hollinger International of US$20.4 million bears interest at the rate of 14.25% if interest is paid in cash and 16.50% if it is paid in kind. The debts is subordinated to the Senior Secured Notes for so long as the Senior Secured Notes are outstanding, and is guaranteed by RCL and the Company. Hollinger International entered into a subordination agreement with the Company and NB Inc. pursuant to which Hollinger International has subordinated all payments of principal, interest and fees on the debt owed to it by NB Inc. to the payment in full of principal, interest and fees on the Senior Secured Notes, provided that payments with respect to principal and interest can be made to International to the extent permitted in the indenture governing the Senior Secured Notes.

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

     In addition to the above items, under U.S. GAAP, the retractable common shares do not qualify as permanent equity due to the retractable features, being effective at the option of the holder. As a result, retractable common shares are classified outside shareholders' deficiency under U.S. GAAP.

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

     As described more fully above in "Hollinger International Inc. -- Recent Developments", a shareholder of International has requested that the Board investigate and, if determined to be advisable, take corrective action in respect of certain matters, including the payment of fees by International pursuant to management services agreements with RMI. Although the Board of International has established a special committee of the Board of Directors to conduct an independent review and investigation of the matters, the timing and outcome of the process and the impact on the Company and RMI is uncertain at this time. Under the terms of the Senior Secured Notes, if in any quarterly period after April 1, 2003, the Company fails to receive in cash a minimum aggregate amount of at least US$4.7 million from a) payments made by RMI pursuant to the support agreement and b) dividends paid by International on its shares held by the Company and NBI, the Company would be in default under its Senior Secured Notes and they could become due and payable immediately.

     Based on the Company's current investment in International and the current quarterly dividend paid by International of US$0.05 per share: (i) the minimum support payment required to be made by RMI to avoid a default under the terms of the Senior Secured Notes is approximately US$14.0 million annually and (ii) the Company estimates the support payment required by RMI to fund its negative net cash flow will approximate US$20.0 million for the twelve months ending June 30, 2004. This amount assumes payment by the Company of preference share dividends of approximately US$5.0 million which have yet to be considered by the Board of Directors and which depend on the Company having the ability under corporate law to pay such dividends. The Company's ongoing liquidity on a non-consolidated basis continues to depend to a large degree on support payments from RMI which in turn depends on fees received pursuant to its services agreements with International. If the Company does not receive support payments of at least US$15.0 million for the twelve months ending June 30, 2004, based on the above assumptions, then it will be required to dispose of assets of seek financing in order to meet its non-consolidated obligations as they fall due.

     The Company is contemplating a variety of initiatives to address the potential matters referred to above, however at this time there can be no certainty that such initiatives will be completed.

Initially, the support amount to be contributed by RMI will be satisfied through the permanent repayment by Ravelston of its approximate $16.4 million of advances from the Company, which resulted from the use of proceeds of the Company's issue of its Senior Secured Notes. Thereafter, all support amount contributions by RMI will be made through contributions to the capital of the Company, without receiving any additional shares of the Company, except that, to the extent that the minimum payment exceeds the negative net cash flow of the Company, the amounts will be contributed through an interest-bearing, unsecured, subordinated loan to the Company. The support agreement terminates upon the repayment of the Senior Secured Notes which mature in 2011. The Senior Secured Notes are secured by a first priority lien on 10,108,302 shares of International's Class A common stock and 14,990,000 shares of International's Class B common stock owned by the Company and NB Inc. Therefore, at June 19, 2003, the Company and NB Inc., in total, hold only 1,148,236 shares of International Class A common stock which are unencumbered, the current market value of which approximates US$15.3 million. The Company has the right to redeem up to 35% of the Senior Secured Notes with money raised from a public offering, which would, in turn, result in a portion of the pledged shares of International Class A common stock being released from this lien. The Company has no plans at this time to conduct a public offering.

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

     On May 22, 2003, International and the Company announced that they had reached an agreement in principle whereby the Company would sell some of its holding of International's Class A shares to Southeastern Asset Management Inc. ("Southeastern"), and would seek certain phased changes in voting rights of International's Class B shares over five years. There were also, prior and subsequent to May 22, 2003, tentative agreements on the optimal scale of management fees, Southeastern nominations to International's Board of Directors, and on certain other matters, including possible consideration to the Company for varying the super-voting rights that attach to International's Class B shares. These discussions have evolved substantially but in a manner generally consistent with what was announced May 22, 2003. As a result of publicity accorded these discussions and International's affairs generally, other entities have initiated conversations on matters related to the subjects of the Southeastern discussions. All of these conversations are in progress, but it is impossible at this time to foretell whether they will reach an executable agreement, or what the nature of such an agreement might be.

RETRACTABLE SHARES.

     The Company's issued capital stock consists of Series II preference shares, Series III preference shares and retractable common shares, each of which is retractable at the option of the holder. There is continuing uncertainty regarding the Company's future ability to complete retractions and redemptions of preference shares and retractable common shares. Dividends on the preference shares are not payable until declared by the Board of Directors which will take into account when dividends are considered from time to time, among other things, the support payments to be made to it by RMI. Under corporate law, the Company cannot redeem shares (either on a retraction or on the April 30, 2004 redemption date in the case of the Series III Preference Shares) or declare or pay dividends in certain circumstances, including if there are reasonable grounds for believing that the Company is, or would after the payment be, unable to pay its liabilities as they become due. In such circumstances, shareholders do not become creditors of the Company and, in the case of shares submitted for retraction or in the case of the Series III Preference Shares to be redeemed on April 30, 2004, holders thereof remain as shareholders until such time as the retraction or redemption is able to be completed under applicable law. The Company's uncertain ability to make payments on future retractions and redemptions of shares or dividends on shares is due to the fact that liquidity of its assets is limited at present, given that substantially all of its shares of International common stock were provided as security for the Senior Secured Notes.

     During the six months ended June 30, 2003, the Company was able to complete the retraction of 504,989 Series II preference shares for 232,293 shares of International Class A common stock, 300,000 Series II preference shares for cash consideration of $1,585,000 being the cash equivalent value of 0.46 of a share of Class A common stock of International for which each Series II preference share was exchangeable, at the time of retraction, 876,050 Series III preference shares for approximately $7.7 million in cash and 22,500 retractable common shares for cash of $124,000. This completed all retraction notices received up to and including April 30, 2003.

     After careful deliberation, the Company concluded at the current time that it was not able to complete the retractions of shares submitted after April 30, 2003 without unduly impairing its liquidity. Since April 30, 2003 and up to and including August 5, 2003, the Company has received retraction notices from holders of 3,680,193 Series III preference shares of which 1,387,139 retraction notices were subsequently withdrawn, leaving retraction notices from holders of 2,293,054 Series III preference shares for aggregate retraction proceeds of approximately $21.8 million which are unable to be completed at the current time. In addition, during the same time period, retraction notices were received from the holders of 401,712 Series II preference shares for aggregate retraction proceeds of 184,787 shares of International Class A common stock or cash of approximately $2.9 million, which are unable to be completed at the current time. Also, during the same period, retraction notices were received from holders of 318 retractable common shares for aggregate retraction proceeds of $1000, which are unable to be completed at the current time.

     Giving effect to the retractions completed as of September 4, 2003, there continues to be outstanding 3,775,990 Series II preference shares (exchangeable for 1,736,955 shares of Class A common stock of International), 9,271,175 Series III preference shares and 33,891,404 retractable common shares.

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

WORKING CAPITAL

     Working capital consists of current assets less current liabilities. At June 30, 2003, working capital excluding the current portion of long-term debt obligations was a deficiency of $384.1 million compared to working capital, excluding the current portion of long-term debt obligations and the related funds held in escrow at December 31, 2002, which was a deficiency of $604.4 million. The decrease in the working capital deficiency is due to the refinancing of the Company's bank indebtedness and the repayment of the amount due to Ravelston with the proceeds of the issue of Senior Secured Notes. Current assets, excluding funds held in escrow, were $628.3 million at June 30, 2003 compared to $618.1 million at December 31, 2002. Current liabilities, excluding debt obligations, but including short-term bank indebtedness and retractable preference shares, were $1,012.4 million at June 30, 2003, compared with $1,222.5 million at December 31, 2002. Current liabilities, at June 30, 2003, include $118.1 million in respect of retractable preference shares. These retractable preference shares are included in current liabilities since they are retractable at any time at the option of the holder. Also included in current liabilities is approximately $500.9 million of income taxes that has primarily been provided on gains on sales of assets computed on tax bases that result in higher gains for tax purposes than for accounting purposes. Strategies have been and may be implemented that may also defer and/or reduce these taxes but the effects of these strategies have not been reflected in the accounts. While the timing of the payment of such income taxes, if any, is uncertain, the Company does not expect any significant amounts to be paid in 2003.

     At December 31, 2002, working capital, excluding the current portion of long-term debt obligations and the related funds held in escrow, was a deficiency of $604.4 million compared to working capital of $133.6 million at December 31, 2001. Current assets excluding funds held in escrow were $618.1 million at December 31, 2002 compared with $1,223.8 million at December 31, 2001. Current liabilities, excluding debt obligations, but including short-term bank indebtedness, were $1,222.5 million at December 31, 2002, compared with $1,090.2 million at December 31, 2001. Current liabilities at December 31, 2002 include $147.3 million in respect of retractable preference shares and the related deferred unrealized gain. Also included in current liabilities at December 31, 2002 are approximately $436.7 million of income taxes that have been provided on gains on sales of assets computed on tax bases that result in higher gains for tax purposes than for accounting purposes. Strategies have been and may be implemented that may also defer and/or reduce these taxes but the effects of these strategies have not been reflected in the accounts. While the timing of the payment of such income taxes, if any, is uncertain, the Company does not expect any significant amounts to be paid in 2003.

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

     During January 2002, the Company's revolving bank credit facility was reduced to $81.9 million from $120.4 million at December 31, 2001, using proceeds from the sale of 2,000,000 shares of International's Class A common stock. During 2001, the Company reduced its bank indebtedness by $142.0 million with proceeds from the sale of

7.1 million shares of International's Class A common stock to International for cancellation and from the December 2001 sale to third parties of 2,000,000 shares of International's Class A common stock.

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

     The debt due to International originated on July 11, 2000 and represented amounts loaned by International to NBI in connection with the cash purchase by the Company of Hollinger Canadian Publishing Holdings Inc. special shares. Following the receipt of an independent fairness opinion and a review by a committee of the Board of Directors of International, composed entirely of independent directors, of all aspects of the transaction relating to the changes in the debt arrangements with the Company and the subordination of this remaining debt, the committee approved the new debt arrangements.


     International and the Company previously reported that the committee of independent directors of International referred to had agreed to a partial offset to the remaining US$20.4 million of debt against amounts owed by International to RMI, and further stated that the offset was effected April 30, 2003. Although management of International and the Company believed final approval had been given to the offset by the committee of independent directors of International, the committee has advised that final approval of any offset remains subject to appropriate due diligence and receipt of a further independent fairness opinion. The due diligence process has not yet been concluded and accordingly, the accompanying interim consolidated financial statements do not reflect the completion of the offset.

     International is indebted to RMI as a consequence of the sale of NP Holdings Company ("NP Holdings") and its related tax losses to RMI on July 3, 2002. Prior to the sale, NP Holdings had no significant assets or liabilities except for its tax losses and an obligation to CanWest for $22.5 million. To structure NP Holdings such that it had no material net assets or liabilities except for its tax losses upon its sale to RMI, immediately prior to the sale International contributed $22.5 million as equity to NP Holdings and then borrowed that amount from NP Holdings by way of promissory note. As that note was offset by the CanWest obligation, NP Holdings had no net material assets or liabilities apart from its tax losses upon sale. Notwithstanding these transactions, International may have continuing direct exposure to CanWest in respect of the $22.5 million obligation.

     As a result of an understanding that the partial offset had been completed on April 30, 2003, NBI did not pay interest on the full principal amount of the debt due to International and Ravelston did not make a payment of US$600,000 due on June 30, 2003 into a cash collateral account securing the debt. International is in discussions with NBI and Ravelston regarding these matters.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

To the knowledge of the directors and officers of the Company, there is no beneficial owner or person who exercises control or direction over more than 5% of the outstanding retractable common shares of the Company except as follows. Ravelston exercises control or direction over a total of 26,516,886 retractable common shares or 78.2% of the outstanding retractable common shares of the Company. Lord Black indirectly controls Ravelston and therefore beneficially owns or exercises control or direction over 78.2% of the outstanding retractable common shares of the Company. The address of Ravelston is 10 Toronto Street, Toronto, Ontario, M5C 2B7.

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

RELATED PARTY INDEBTEDNESS

The Company and its subsidiaries have amounts due to related parties of $103.3 million and $72.8 million as at December 31, 2002 and 2001 respectively. Included in these amounts are unsecured demand loans and advances, including accrued interest owing to Ravelston of $75.8 million and $59.1 million as at December 31, 2002 and 2001, respectively, which were borrowed to partially fund the Company's operating costs, including interest and preference share dividend obligations. The loans bear interest at the bankers' acceptance rate plus 3.75% per annum or 6.68% at December 31, 2002. In addition, International owes $5.0 million and $13.7 million at December 31, 2002 and 2001, respectively, to Ravelston or RMI in connection with fees payable pursuant to the Services Agreements as noted below. The amounts due to related parties at December 31, 2002 also include $22.5 million owing to RMI in connection with the assumption by RMI, as a result of its purchase of NP Holdings (as noted below), of a liability of $22.5 million owing to CanWest. As at December 31, 2002, this amount is due on demand, is unsecured and is stated to bear interest at an annual rate of the bankers' acceptance rate plus 4%.

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

Effective April 30, 2003, US$15.7 million principal amount of subordinated debt owing to Hollinger International by NB Inc. was transferred by Hollinger International to HCPH Co., a subsidiary of Hollinger International, and subsequently transferred to RMI by HCPH Co. in satisfaction of a loan due from HCPH Co. to RMI (note 23d). International and the Company previously reported that the committee of independent directors of International had agreed to the US$15.7 million offset to the remaining US$20.4 million of debt against amounts owed by International to RMI, and further stated that the offset was effected April 30, 2003. Although management of International and the Company believed final approval had been given to the offset by the committee of independent directors of International, the committee has advised that final approval of any offset remains subject to appropriate due diligence and receipt of a further independent fairness opinion. The due diligence process has not yet been concluded and accordingly, the offset has not been completed as at August 25, 2003. The debt owing by NB Inc. to Hollinger International of US$20.4 million bears interest at the rate of 14.25% if interest is paid in cash and 16.50% if it is paid in kind. The debts is subordinated to the Senior Secured Notes for so long as the Senior Secured Notes are outstanding, and is guaranteed by RCL and the Company. Hollinger International entered into a subordination agreement with the Company and NB Inc. pursuant to which Hollinger International has subordinated all payments of principal, interest and fees on the debt owed to it by NB Inc. to the payment in full of principal, interest and fees on the Senior Secured Notes, provided that payments with respect to principal and interest can be made to International to the extent permitted in the indenture governing the Senior Secured Notes.

In response to the 1998 issuer bid, all options held by executives were exercised. As at December 31, 2002, included in accounts receivable is $5.8 million (2001-$5.8 million) due from Lord Black and F. David Radler, which bear interest at the prime rate plus 1/2%. The receivables are fully secured by a pledge of the shares held by the executives.

In 1999, companies controlled by Lord Black and F. David Radler invested in the Partnership. As at December 31, 2002, included in accounts receivable is $0.4 million (2001-$0.4 million) due from these companies, which bears interest at the prime rate plus 1/2%. The receivables are partially secured by a pledge of the units held in the Partnership.

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

ITEM 18. FINANCIAL STATEMENTS

See our consolidated financial statements and the notes thereto beginning on page F-1 of this Form 20-F/A, which we incorporate herein by reference.

ITEM 18.      FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

HOLLINGER INC.
Audited Consolidated Financial Statements
  Report of KPMG LLP, Independent Auditors..................    F-2
  Consolidated Balance Sheets as of December 31, 2001 and
     2002...................................................    F-4
  Consolidated Statements of Earnings (Losses) for the Year
     Ended December 31, 2000, 2001 and 2002.................    F-5
  Consolidated Statements of Deficit for the Years Ended
     December 31, 2000, 2001 and 2002.......................    F-6
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 2000, 2001 and 2002.......................    F-7
  Notes to Consolidated Financial Statements................    F-8


                                AUDITORS' REPORT

To the Board of Directors of Hollinger Inc.

     We have audited the consolidated balance sheets of Hollinger Inc. as at December 31, 2001 and 2002 and the consolidated statements of earnings (losses), deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Toronto, Canada

April 1, 2003, except
as to note 29, which is
as of June 19, 2003 other than                                     /s/ KPMG LLP
note 29 e), which is as of August 25, 2003                Chartered Accountants

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

Toronto, Canada                                                     /s/ KPMG LLP
April 1, 2003                                              Chartered Accountants

                                 HOLLINGER INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31
                                                              -----------------------
                                                                 2001         2002
                                                              ----------   ----------
                                                                 (IN THOUSANDS OF
                                                                 CANADIAN DOLLARS)
ASSETS
CURRENT ASSETS
Cash and cash equivalents (note 3)..........................  $  806,347   $  188,852
Escrow deposits (note 10a)).................................          --      859,128
Accounts receivable.........................................     336,438      355,031
Amounts due from related parties (note 23d))................      26,874       23,640
Prepaid expenses............................................      17,604       28,499
Inventory...................................................      36,506       22,058
                                                              ----------   ----------
                                                               1,223,769    1,477,208
INVESTMENTS (note 5)........................................     259,435      210,145
CAPITAL ASSETS (note 6).....................................     666,501      660,501
GOODWILL (note 7)...........................................     174,324      913,327
OTHER INTANGIBLE ASSETS (note 7)............................   1,177,544      185,143
DEFERRED FINANCING COSTS AND OTHER ASSETS (note 8)..........     154,543      193,537
                                                              ----------   ----------
                                                              $3,656,116   $3,639,861
                                                              ==========   ==========
LIABILITIES
CURRENT LIABILITIES
Bank indebtedness (note 9)..................................  $  129,475   $   90,810
Accounts payable and accrued expenses.......................     358,444      337,086
Amounts due to related parties (note 23d))..................      72,793      103,295
Income taxes payable........................................     463,853      476,387
Deferred revenue............................................      65,627       67,612
Retractable preference shares (note 11).....................          --      135,299
Deferred unrealized gain on retractable preference shares
  (note 11a))...............................................          --       11,983
Senior Subordinated Notes due 2006 and 2007 (note 10a)).....          --      797,751
Current portion of long-term debt (note 10).................      10,020       16,800
                                                              ----------   ----------
                                                               1,100,212    2,037,023
LONG-TERM DEBT (note 10)....................................   1,341,606      974,770
RETRACTABLE PREFERENCE SHARES (note 11).....................     147,472           --
DEFERRED UNREALIZED GAIN ON RETRACTABLE PREFERENCE SHARES
  (note 11a))...............................................       7,670           --
FUTURE INCOME TAXES (note 18)...............................     486,937      375,479
OTHER LIABILITIES AND DEFERRED CREDITS (note 12)............     109,761      130,648
                                                              ----------   ----------
                                                               3,193,658    3,517,920
                                                              ----------   ----------
MINORITY INTEREST...........................................     725,928      473,272
                                                              ----------   ----------
SHAREHOLDERS' DEFICIENCY
Capital stock (note 13).....................................     271,774      273,759
Deficit.....................................................    (485,313)    (605,145)
                                                              ----------   ----------
                                                                (213,539)    (331,386)
Equity adjustment from foreign currency translation (note
  14).......................................................     (49,931)     (19,945)
                                                              ----------   ----------
                                                                (263,470)    (351,331)
                                                              ----------   ----------
                                                              $3,656,116   $3,639,861
                                                              ==========   ==========
Commitments (note 15)
Contingencies (note 16)
Subsequent events (notes 1, 9, 10a), 16d) and 29)

                                 HOLLINGER INC.

                  CONSOLIDATED STATEMENTS OF EARNINGS (LOSSES)

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
                            ========   ========    ========    ==========   ========     ==========

                               UNITED STATES
                            --------------------      U.K.      CANADIAN
YEAR ENDED                  CHICAGO    COMMUNITY   NEWSPAPER    NEWSPAPER   CORPORATE   CONSOLIDATED
DECEMBER 31, 2001            GROUP       GROUP       GROUP        GROUP     AND OTHER      TOTAL
-----------------           --------   ---------   ----------   ---------   ---------   ------------
Sales revenue.............  $686,266    $29,619    $  801,053   $305,073    $     49     $1,822,060
Cost of sales and
  expenses................   622,974     31,950       703,296    337,383      34,505      1,730,108
                            --------    -------    ----------   --------    --------     ----------
Sales revenue less cost of
  sales and expenses......    63,292     (2,331)       97,757    (32,310)    (34,456)        91,952
Depreciation and
  amortization............    53,537      2,962        63,855     18,134       6,228        144,716
                            --------    -------    ----------   --------    --------     ----------
Operating income (loss)...  $  9,755    $(5,293)   $   33,902   $(50,444)   $(40,684)    $  (52,764)
                            ========    =======    ==========   ========    ========     ==========
Total assets..............  $973,279    $85,291    $1,257,805   $691,568    $648,173     $3,656,116
                            ========    =======    ==========   ========    ========     ==========
Expenditures on capital
  assets..................  $ 19,343    $   463    $   48,788   $  4,405    $ 18,407     $   91,406
                            ========    =======    ==========   ========    ========     ==========

                              UNITED STATES
                           --------------------      U.K.      CANADIAN
YEAR ENDED                 CHICAGO    COMMUNITY   NEWSPAPER    NEWSPAPER   CORPORATE    CONSOLIDATED
DECEMBER 31, 2002           GROUP       GROUP       GROUP        GROUP     AND OTHER       TOTAL
-----------------          --------   ---------   ----------   ---------   ----------   ------------
Sales revenue............  $693,690    $20,781    $  804,584   $109,121    $       22    $1,628,198
Cost of sales and
  expenses...............   591,628     25,259       693,895    112,723        30,389     1,453,894
                           --------    -------    ----------   --------    ----------    ----------
Sales revenue less cost
  of sales and
  expenses...............   102,062     (4,478)      110,689     (3,602)      (30,367)      174,304
Depreciation and
  amortization...........    42,378      3,682        35,939      1,713         4,481        88,193
                           --------    -------    ----------   --------    ----------    ----------
Operating income
  (loss).................  $ 59,684    $(8,160)   $   74,750   $ (5,315)   $  (34,848)   $   86,111
                           ========    =======    ==========   ========    ==========    ==========
Total assets.............  $895,917    $59,173    $1,120,023   $411,891    $1,152,857    $3,639,861
                           ========    =======    ==========   ========    ==========    ==========
Expenditures on capital
  assets.................  $ 24,344    $ 7,888    $   27,680   $  3,575    $      116    $   63,603
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

     d) The Company and its subsidiaries have unsecured demand loans and advances, including accrued interest owing to Ravelston totalling $59.1 million and $75.8 million at December 31, 2001 and 2002, respectively. At December 31, 2000, the Company and its subsidiaries have unsecured demand loans and advances receivable of $1.0 million. The Company has borrowed the majority of these funds from Ravelston to partially fund its operating costs, including interest and preference share dividend obligations. The loans bear interest at the bankers' acceptance rate plus 3.75% per annum or 6.68% as at December 31, 2002.

         Hollinger International owes $11.6 million, $13.7 million and $5.0 million at December 31, 2000, 2001 and 2002, respectively, to Ravelston or RMI in connection with fees payable pursuant to the services agreement. As at December 31, 2002, HCPH Co. also owes RMI $22.5 million in connection with the assumption by RMI, as a result of its purchase of NP Holdings (note 23c)), of a liability of $22.5 million owing to CanWest. This amount is due on demand, is unsecured and is stated to bear interest at an annual rate of the bankers' acceptance rate plus 4%.

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
                                                           =========        =========      ========

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                   2001           2002
                                                              --------------- --------------
                                                             (RESTATED-26V))  (RESTATED-26V))
SHAREHOLDERS' DEFICIENCY
Shareholders' deficiency based on Canadian GAAP.............     $(263,470)     $(351,331)
Capitalization of betterments, net of related
  amortization(a)...........................................      (182,807)      (195,166)
Amortization of intangible assets(b)........................       (24,175)       (24,175)
Gain on sale of shares, gain on subsidiary's issue of shares
  or sale of assets(c)(v)...................................       117,854        122,359
Foreign exchange(d).........................................        (1,569)        (1,404)
Cost of acquisitions, net of amortization(e)................        (1,890)        (1,848)
Compensation to employees(f)................................        (2,764)        (2,764)
Net loss in equity accounted companies(g)...................        (1,389)        (1,389)
Income taxes(h)(v)..........................................        63,699         63,699
Business combinations(i)(v).................................         4,603          4,603
Financial instruments(j)....................................        18,707         23,019
Total return equity swap(k)(v)..............................       (17,789)            --
Valuation allowance against prepaid pension asset(l)(v).....         8,513          2,236
Capital stock(m)............................................      (271,774)      (273,759)
Investments(n)..............................................        (3,755)          (839)
Minimum pension liability adjustment(o).....................       (11,552)       (25,612)
                                                                 ---------      ---------
Shareholders' deficiency based on U.S. GAAP, as
  restated(v)...............................................     $(569,558)     $(662,371)
                                                                 =========      =========

                                                                               YEAR ENDED
                                                                               DECEMBER 31,
                                                                                  2002
                                                                              --------------
U.S. GAAP shareholders' deficiency, beginning of year........................   $(569,558)
U.S. GAAP net loss for the year..............................................     (83,760)
Dividends -- retractable common shares.......................................     (19,220)
Dividends -- Series II and Series III preference shares(j)...................      (8,185)
Premium on retraction of retractable common shares...........................         141
Net increase in deferred marked to market adjustment in respect
    of the Series II preference shares(j)....................................       4,312
Movement in deferred foreign exchange loss on Series II and Series III preference shares presented outside of shareholders' deficiency
    for Canadian GAAP purposes(j)............................................         172
Share issue costs............................................................         (42)

Other comprehensive income items:
Change in equity adjustment from foreign currency translation(d).............      24,914
Net unrealized loss on investments held for sale(c)..........................       2,915
Net minimum pension liability adjustment(o)..................................     (14,060)
                                                                                ---------
U.S. GAAP shareholders' deficiency, end of year..............................   $(662,371)
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
                                                              ========   ========

     7)  Capital stock:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2002
                                                              --------   --------
Canadian GAAP...............................................  $271,774   $273,759
Adjustment to reclassify retractable common shares(m).......  (271,774)  (273,759)
                                                              --------   --------
U.S. GAAP...................................................  $     --   $     --
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

     m) Capital stock

        U.S. GAAP requires that common shares which are retractable at the option of the holder be presented in the consolidated balance sheet outside of shareholders' deficiency. Canadian GAAP permits these retractable common shares to be shown as equity.

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

        v) In 2001 and 2002, the Company originally presented its retractable common shares as part of shareholders' deficiency. Under U.S. GAAP the retractable common shares do not qualify as permanent equity due to the retractable features being effective at the option of the holder. As a result, the retractable common shares are required to be reclassified outside of shareholders' deficiency.

            In addition, under U.S. GAAP loans receivable from employees relating to share purchases were originally presented in the consolidated balance sheet as a deduction from capital stock. As a result of the presentation of retractable common shares outside of shareholders' deficiency for U.S. GAAP purposes, the loans receivable from employees relating to share purchases are no longer required to be deducted from capital stock.

            The Company has retroactively restated its U.S. GAAP shareholders' deficiency in respect of these changes in presentation, the net impact of which was to increase to the shareholders' deficiency in 2001 by $265,931 to $569,558.

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

     e) Effective April 30, 2003, US$15.7 million principal amount of subordinated debt owing to Hollinger International by NB Inc. was transferred by Hollinger International to HCPH Co., a subsidiary of Hollinger International, and subsequently transferred to RMI by HCPH Co. in satisfaction of a loan due from HCPH Co. to RMI (note 23d)). International and the Company previously reported that the committee of independent directors of International had agreed to the US$15.7 million offset to the remaining US$20.4 million of debt against amounts owed by International to RMI, and further stated that the offset was effected April 30, 2003. Although management of International and the Company believed final approval had been given to the offset by the committee of independent directors of International, the committee has advised that final approval of any offset remains subject to appropriate due diligence and receipt of a further independent fairness opinion. The due diligence process has not yet been concluded and accordingly, the offset has not been completed as at August 25, 2003. The debt owing by NB Inc. to Hollinger International of U.S.$20.4 million bears interest at the rate of 14.25% if interest is paid in cash and 16.50% if it is paid in kind. The debt is subordinated to the Senior Secured Notes for so long as the Senior Secured Notes are

                                 HOLLINGER INC.

   (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE NOTED)

         outstanding, and is guaranteed by RCL and the Company. Hollinger International entered into a subordination agreement with the Company and NB Inc. pursuant to which Hollinger International has subordinated all payments of principal, interest and fees on the debt owed to it by NB Inc. to the payment in full of principal, interest and fees on the Senior Secured Notes, provided that payments with respect to principal and interest can be made to International to the extent permitted in the indenture governing the Senior Secured Notes.

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

           CONDENSED NON-CONSOLIDATED STATEMENTS OF EARNINGS (LOSSES)

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

ITEM 19. EXHIBITS

EXHIBIT NUMBER          DESCRIPTION OF EXHIBIT
1.1a*                   Certificate of Amalgamation and Articles of Amalgamation amalgamating Argcen Holdings Inc., Hollinger Argus
                        Limited and Labmin Resources Limited, dated September 17, 1985
1.1b*                   Amalgamation Agreement between Argcen Holdings Inc., Hollinger Argus Limited and Labmin Resources Limited,
                        dated August 23, 1985
1.1c*                   Certificate of Amendment and Articles of Amendment, dated June 14, 1989
1.1d*                   Certificate of Amendment and Articles of Amendment, dated May 30, 1996
1.1e*                   Certificate of Amendment and Articles of Amendment, dated September 11, 1997
1.1f*                   Certificate of Amendment and Articles of Amendment, dated November 7, 1997
1.1g*                   Certificate of Amendment and Articles of Amendment, dated June 3, 1998
1.1h*                   Certificate of Amendment and Articles of Amendment, dated April 28, 1999
1.1I*                   Certificate of Amendment and Articles of Amendment, dated April 22, 2003
1.2a*                   By-Law Number A24, dated March 14, 1984
1.2b*                   By-Law Number A25, dated June 28, 1984
1.2c*                   By-Law Number A26, dated February 27, 2002
4.1*                    Trust Indenture, dated as of March 10, 2003, among Hollinger Inc., Ravelston Management Inc., 504468 N.B.
                        Inc. and Wachovia Trust Company, National Association, Ravelston Corporation Limited and Sugra Limited
4.2*                    Registration Rights Agreement, dated as of March 5, 2003 among Hollinger Inc., Ravelston Management Inc.,
                        504468 N.B. Inc., and Wachovia Securities, Inc.
4.3*                    Form of Note
4.4                     Hollinger Inc. Non-Competition, Non-Solicitation and Confidentiality Agreement, dated as of November 15,
                        2000, between CanWest Global Communications Corporation, 3815668 Canada Inc. and Hollinger Inc.
                        (Incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Registration Statement on Form F-4
                        dated September 17, 2003).
4.5                     Contribution Agreement, dated as of March 10, 2003, between The Ravelston Corporation Limited,
                        Ravelston Management Inc. and Hollinger Inc. (Incorporated by reference to Exhibit 4.5 to Amendment
                        No. 1 to the Registration Statement on Form F-4 dated September 17, 2003).
4.6                     Support Agreement, dated as of March 10, 2003, between Ravelston Management Inc. and Hollinger Inc.
                        (Incorporated by reference to Exhibit 4.6 to Amendment No. 1 to the Registration Statement on
                        Form F-4 dated September 17, 2003).
8.1*                    List of Subsidiaries - see Item 4f. - "Organizational Structure"
12.1                    Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.2                    Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1                    Certification by the Chief Executive Officer of periodic financial report pursuant to 18 U.S.C. Section
                        1350, as mandated by Section 906 of the Sarbanes-Oxley Act
13.2                    Certification by the Chief Financial Officer of periodic financial report pursuant to 18 U.S.C. Section
                        1350, as mandated by Section 906 of the Sarbanes-Oxley Act

* PREVIOUSLY FILED AS AN EXHIBIT TO, OR INCORPORATED BY REFERENCE AS INDICATED IN, OUR ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2002 FILED ON JUNE 27, 2003.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.



                                      HOLLINGER INC. (Registrant)



                                      By: /s/ Conrad M. Black
                                          --------------------------------------
                                          Lord Black of Crossharbour, PC(C),
                                          OC, KCSG
                                          Chairman and Chief Executive Officer